
05008939

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME John Keells Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3654 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 6/14/05


John
Keells
Group

JOHN KEELLS HOLDINGS LIMITED

Annual Report 2004 / 2005









weather rough or fair, one word has been our driving force

throughout — a philosophy that is familiar to our nation from ages past.

word that has brought Sri Lanka to where she is today.

and again, unites and propels her forward.

One word: POSITIVISM.

POSITIVISM:

a mindset of successful attainability, which is based on things that can be seen or proved rather than on speculation.

a philosophy we embrace with passion.

Contents

Part I – Profile and Discussion



Part II – Financial Reports

Part III – Supplementary Information

Our Corporate Vision

To house a portfolio of diversified businesses that lead in strategic growth sectors of the economy and to be globally recognised.

Our Values

In keeping with our belief that the future success of our Group will be fashioned within the broader Stakeholder - oriented framework, including both what is achieved and how it is achieved;

- We recognise the primary reason for our existence is to create value for our Shareholders, consistently striving to exceed the returns of comparable organisations.

- We visualise our businesses through the eyes of our Customers, towards performing beyond their expectations.

- We value all our Employees, linking rewards exclusively with performance and respecting the right of each individual to seek opportunities for his/her career development within the organisation. Our HR Vision is "John Keells - More than just a work place".

- We believe that we must constantly reinvent ourselves, embracing new technology and change, thereby ensuring that the performance of our various businesses is at the forefront of industry.

- We are committed to the upliftment of the Community within which we operate and are always conscious of the need to protect and safeguard the Environment in which we do business.

- We adhere to the highest levels of integrity, transparency and ethical conduct in all our endeavours.

Positive Belief

With no possibility of doubt; clear and definite, our vision and our values drive us to cast our nets further and afar. Setting our goals beyond the ordinary; our horizon, ever widening…





erating

ighlights

and ignificant vents



- JKH acquired a 50.3% stake in Mercantile Leasing Limited (MLL) for a total cost of Rs.362.6 million. In the subsequent Mandatory Offer, JKH upped its stake in the company to 75.4%.



- JKH acquired a further stake in its subsidiary five-star city hotel Trans Asia, triggering a Mandatory Offer which upped the Group's effective stake in the Company to 85.0%.
- The national rating for Implied Unsecured Senior Long-term Debt of JKH was upgraded to AAA (sri) by Fitch Ratings Lanka Ltd.



- Mr. Vivendra Lintotawela, Chairman, JKH, announced his decision to retire on 31 December 2005.
- Appointment of Mr. Susantha Ratnayake to the position of Deputy Chairman was announced. He will succeed Mr. Lintotawela as the Chairman on 1 January 2006.
- With a seed contribution of Rs.10 million from the Group, Tide Relief Initiative (TRI) was initiated by JKH as the Group's response to national Tsunami relief operations.



- In restructuring the Resort Hotel Sector of the Group, John Keells Hotels Limited (KHL), a 100% subsidiary of JKH, made a Voluntary Offer to acquire the shares of all Group Resort Companies. KHL is now an 89.0% listed subsidiary of JKH and is the holding company of seven resorts and four prime properties in Sri Lanka as well as two resorts in the Maldives.



- JKH and its subsidiaries successfully launched the first wave of the SAP based Enterprise Resource Planning System (ERP), 45 days ahead of the stated schedule, harmonising all accounting processes and selected key business processes across the Group.
- As part of the new HR initiatives a new induction programme was architectured and implemented.



- JKH announced changes to its Operating Model that commenced during the last financial year. Accordingly, significant structural changes were made at the senior management level with the introduction of a "President" based hierarchy.
- As at 31st March 2005, the value of total relief efforts undertaken by the Group and its partners amounted to Rs.107 million, of which Rs.22 million had been channelled via the TRI account.

Financial Highlights

Year ended 31 March		2005	2004	Chg. %
Earnings Highlights and Ratios				
Group Revenue	Rs.'000s	23,646,109	22,284,764	6
Group Profit before Interest and Tax	Rs.'000s	3,557,935	2,833,899	26
Group Profit before Tax	Rs.'000s	3,151,035	2,376,191	33
Group Profit after Tax	Rs.'000s	2,505,518	2,090,610	20
Group Profit attributable to Shareholders	Rs.'000s	2,277,253	1,888,925	21
Net Dividends	Rs.'000s	1,027,497	725,783	42
Earnings per Share *	Rs.	5.73	5.12	12
EPS (before Exceptional / Extra-Ordinary Items) *	Rs.	5.26	5.77	(9)
EPS Growth *	%	11.97	34.48	(65)
EPS Growth(before Exceptional / Extra-Ordinary Items) *	%	(8.74)	55.04	(116)
Interest Cover	No. of Times	8.7	6.2	41
Return on Equity (ROE)	%	12.6	14.0	(10)
Return on Equity (before Exceptional / Extra-Ordinary Items)	%	11.6	15.7	(26)
Pre-tax Return on Capital Employed (ROCE)	%	13.7	13.4	2
Pre-tax ROCE (before Exceptional / Extra-Ordinary Items)	%	12.9	16.3	(21)
Dividend Rate	%	30.0	25.0	20
Balance Sheet Highlights and Ratios (As at Balance Sheet Date)				
Total Assets	Rs.'000s	39,699,851	32,339,312	23
Total Debt	Rs.'000s	9,104,658	4,055,555	124
Net Debt	Rs.'000s	3,587,361	269,000	1234
Total Shareholders' Funds	Rs.'000s	18,815,806	17,227,622	9
No. of Shares in issue	000s	331,633	300,082	11
Net Assets per Share *	Rs.	47.3	43.5	9
Debt / Equity **	%	27.6	18.3	51
Net Debt / Equity ***	%	7.2	1.2	493
Debt / Total Assets **	%	17.0	12.5	36
Market / Shareholder Information				
Market Price of Share as at 31 March (Actual)	Rs.	135.50	111.00	22
Market Price of Share as at 31 March (Diluted) *	Rs.	112.92	84.09	34
Market Capitalisation	Rs.'000s	44,936,312	33,309,080	35
Enterprise Value ***	Rs.'000s	46,559,017	33,578,080	39
Total Shareholder Return	%	37.5	110.6	(66)
Price Earnings Ratio (PER) *	No. of Times	19.7	16.4	20
Dividend Payout	%	45.1	38.4	17
Dividend per Share (Gross)	Rs	3.0	2.5	20
Dividend Yield	%	2.6	2.7	(5)
Other				
Total Value Added	Rs.'000s	9,574,716	7,754,156	23
Employees	Rs.'000s	3,909,895	3,131,835	25
Government	Rs.'000s	1,492,417	1,211,406	23
Others	Rs.'000s	4,172,404	3,410,915	22
Total Employees (excluding Associates)	Number	18,891	18,557	2

Note :

* *Adjusted for dilution including the recommended 1:5 bonus issue effective subsequent to the* Balance Sheet date, which increased the weighted average number of shares to 397.6 million.

** For purposes of ratio calculations the debt and lease assets of Mercantile Leasing Limited (MLL) have been excluded.

*** The debt of MLL and Monarch customer advances have been excluded.

Financial Achievements and Goals

Indicator (%)	Achievement		Goal[b]
	FY05	FY04	
Return on Equity (ROE)	11.6	15.7	20
Pre-tax Return on Capital Employed (ROCE)	12.9	16.3	18
EPS Growth	(9.0)	55.0	>20
EBIT Growth	3.2	60.2	>20
Dividend Rate (% of nominal value)	30	25	>25
Debt / Equity[c]	27.6	18.3	100

Note :

a. ROE, ROCE, EPS and EBIT growth are stated prior to Exceptional and Extra-Ordinary Items.

b. 'Goal' values remain unchanged due to static cost of capital.

c. The debt of Mercantile Leasing Limited has been excluded.



Return on Equity
Goal
FY 04
FY 05
11.6
15.7
20
Pre-Tax Return on Capital Employed
Goal
FY 04
FY 05
%
12.9
16.3
18



Dividend Rate
FY 05
Goal
FY 04
25
>25
30
Debt / Equity
Goal
FY 05
FY 04
18.3
27.6
100

Chairman's Message



"The year 2004/05 brought with it mixed fortunes.... and gave us the opportunity to measure our degree of preparedness, flexibility and responsiveness and showcase a key strength of the John Keells tradition – Positivism."

"Our need to harness international opportunities has increased in urgency.... this is of critical importance to us in maintaining our premium Shareholder returns."

To my fellow Stakeholders,

Over the past several years, we have made rapid progress with outstanding financial results, impressive returns to Shareholders, increasing contribution to our other Stakeholders based on a concept of Sustainable Development, a robust capital base and reserves and an organisation structure that has the capability to respond to most situations. Although the year 2004/05 brought with it mixed fortunes for the Country and the Corporate Sector, primarily as a result of the tsunami, the year's results were better than that of the previous year on most counts. On a more positive note, the challenges of the tsunami gave us the opportunity to measure our degree of preparedness, flexibility and responsiveness and showcase a key strength of the John Keells tradition – **Positivism**.

As I write my final review, as Chairman of JKH, it is indeed with much pride that I acknowledge the winning spirit of our people in the face of the most testing of challenges and the positive attitude and culture that has made the group a steady performer despite the occasional macro setback. I am pleased to have been part of a Group that is the leader in the Corporate Sector by most benchmarks, strongly diversified in its portfolio, dynamic in approach and unrelenting in its determination to serve its Shareholders, Customers, the Community and Nation.

Resilience

Sri Lanka experienced the worst natural disaster in its known history when the tsunami tidal waves battered the coasts of the island, and many countries in the region, in December last year. Tens of thousands of Sri Lankans were reported dead, thousands more went missing and almost a half-a-million were rendered homeless. The Group suffered the sad loss of six Employees, along with twenty-two of our tourism Customers. Our thoughts and prayers are with those who lost their lives and our deepest sympathies go out to their families. The needs of surviving family members and other affected Employees have been looked into and assistance provided within a framework approved by the Board.

As part of the national relief and reconstruction effort, the Employees of the Company, and the Group as a whole, contributed significantly in time, effort and financial resources. The response of the Employees at the time of this crisis was spontaneous and overwhelming, and speaks loudly for JKH's culture of concern and care for its fellow human beings.

Profitability

Despite GDP growth slowing to 5.4 per cent in 2004 from 5.9 per cent in 2003 (see 'Macro Snapshot' - page 127), our Group performed robustly up to 31 December 2004. The impacts of the tsunami stymied the strong growth momentum achieved by your company during the first nine months of the year, following on record earnings of last year. Understandably, there was a significant drop in contributions from one of the Group's core sectors, Leisure, in a quarter that is traditionally its peak season. Nonetheless, Consolidated Net Attributable Earnings of JKH grew by 21 per cent to Rs.2.3 billion for the year 2004/05, Turnover increased by 6 per cent to Rs.23.6 billion and EBIT grew by 26 per cent to Rs.3.6 billion. The total impact of the tsunami on Net Attributable Earnings has been estimated at approximately Rs.750 million. This tsunami impact resulted in the Pre-tax Return on Capital Employed dipping to 12.9 per cent from the 16.3 per cent last year and the Return on Equity declining to 12.6 per cent from the previous 14.6 per cent. If not for the tsunami impact, the Pre-tax ROCE, the ROE and the EPS would have been approximately 16.1 per cent, 15.8 per cent and Rs.7.15 respectively.

Even in the face of this adversity, the JKH share price (adjusted for dilutions) appreciated by 34 per cent year on year. JKH increased its dividend payout to Rs.3.00 per share compared to Rs.2.50 last year and this too on an increased share capital following the private placement, rights issue and bonus issues. The Net Dividend Payout for the year is Rs.1.03 billion, an increase of 42 per cent over the previous year. Total Shareholder Returns (TSR) for the year was 37 per cent, while the compound annual TSR over the past five years was 40 per cent.

Sectoral Performance

Transportation continued to be the dominant sector in our portfolio contributing 58 per cent of the pre-tax profits of the Group. The strong performance of our Associate, South Asia Gateway Terminals continued, with the Queen Elizabeth Quay recording a 32 per cent growth in volumes. Lanka Marine Services also performed well helped by the addition of popular fuel grades to its offerings.

As mentioned earlier, the tsunami affected what is traditionally the best quarter for **Leisure** in a year that had promised record tourist arrivals. Consequently this sector, which had registered a 102.6 per cent pre-tax growth during the first nine months, ended the year with a negative growth of 14 per cent. We have acted with speed in the reconstruction effort. Of the five resorts that suffered damages, three have re-commenced operations. While Hakuraa in the Maldives will commence operations in time for the winter season of 2005, uncertainty prevails over Hotel Bayroo, where we are yet to receive clear instructions from the government regarding restrictions on coastal construction. The Colombo Plaza and Trans Asia performed well in spite of the tsunami and have undertaken extensive refurbishment plans that would significantly enhance their positioning.

Food & Beverage bore the heavy burden of higher input costs imposed by a new tax regime and, as a result it recorded lower profits than expected. Nevertheless, we increased our market share in Ice creams and Processed Meats through a number of innovative product offerings. Additionally, all retail businesses performed commendably, particularly the supermarket chain, which has shown signs of a turnaround following the re-launch of a number of outlets under the "Keells Super" brand.

The fortunes of **Financial Services** were less than favourable this year with lower stock market activity and retrospective taxation affecting sector profitability. Additionally, Union Assurance suffered losses as a result of tsunami related claims. Nevertheless, contributions from Mercantile Leasing Limited, acquired during the second quarter of the year, offset these negatives to some extent.

Plantations performed well mainly due to a good performance from Tea Smallholder Factories Limited, which recorded the highest sales average for an individual institution in the low grown sector.

Information Technology did not perform up to expectation. A comprehensive strategic review of this sector has been undertaken.

Property Developement profits showed a decline, as expected, compared to last year, due to the limited number of apartments that were available for sale at the "Crescat Residencies". On a positive note, construction of "The Monarch" commenced, on schedule, in January 2005, with over 90 per cent of its 195 apartments pre-sold.

Strategic Acquisitions and Restructuring

In July 2004, we acquired a controlling interest of 50.3 per cent in Mercantile Leasing Limited (MLL). In the Mandatory Offer that followed, the group increased its stake in the company to 75.4 per cent. The acquisition strongly complements our total financial services offering by adding Leasing to our portfolio of services.

Following from the acquisition of Asian Hotels and Properties Limited in 2003/04, we further increased our holding in City Hotels by acquiring an additional 48.6 per cent stake in Trans Asia. This has increased our effective holding in the company to 85.0 per cent.

We also successfully restructured our Resort Hotel Sector when our 100 per cent subsidiary John Keells Hotels Limited (KHL) made an offer to acquire the shares of all Group Resort Companies, thereby creating an efficient single vehicle for capital raising and funding of future expansions and acquisitions in the sector. KHL now holds seven resorts and four prime properties in Sri Lanka and two resorts in the Maldives. KHL is a listed 89.1 per cent subsidiary of JKH, with an approximate market capitalisation of Rs.5.4 billion.

Setting New Standards

As part of implementing a package of initiatives to improve how we work, we redesigned the Group's Operating Model, implemented processes and systems for the management of financial and human resources, and secured positive qualitative, and quantitative, returns through efficient sourcing.

Given the rapidity and extent of the group's expansion over the past few years, and the growing complexity of our sectors, we implemented a re-designed Operating Model during 2003/04. This year, we reviewed and improved on this model by, re-organising sectoral grouping with a view to enabling management empowerment, better focus and speedier decision making, creating larger group level management committees, the GEC and the GOC, and thereby involving more senior management in strategy, and entrenching authority, responsibility and accountability through a redefinition of roles. Having recognised the need for faster decision-making and flexibility in each of our businesses, we have made a conscious effort to ensure greater delegation of decision rights to appropriate management levels while maintaining the final accountability of the Board.

In our commitment to improve our processes in accord with the best standards in the world, we introduced decision support tools to manage resources more optimally. In November 2004, JKH and its subsidiaries launched the first wave of the SAP based Enterprise Resource Planning System (ERP), 45 days ahead of schedule. The system was fully implemented and was running live across the Group by the end of January 2005. The system, which harmonises, among others, the accounting discipline, and the Customer and Supplier details, across the Group, paves the way for our next steps, being the introduction of management cockpits, the implementation of Shared Services and the facilitation of Cross Selling opportunities. The new system also gave birth to a Consolidation and Monitoring module, which we believe is a first in the region. In the coming year, we will be looking to further exploiting the features of the new system in production planning, distribution and marketing management and inventory management, just to name a few.

During the year 2004/05, the sourcing efforts of Group Initiatives realised annual savings and value additions amounting to approximately Rs.169 million. 32 new categories were taken up and the division was involved in sourcing material for the refurbishment of Trans Asia, The Colombo Plaza Hotels, the repair of the tsunami affected resort hotels and the expansion of the supermarkets.

With a view to strengthening our HR processes and achieving our HR Vision to be "More than just a work place", we have, over the past two years, partnered Grow Talent Company Limited, a reputed Human Resources Consultancy firm, and have invested significant time and resources on this initiative. We now have HR structures that not only support the unique demands of each of our businesses but also relate to the overall vision of the Group. Significant in this regard are the extensive Employee and climate surveys we have carried out within the group, the implementation of an effective Performance Management System, a Leadership Framework defined by behavioural and technical competencies and Career and Succession Planning.

Looking Ahead

We expect Group earnings to rebound strongly during 2005/06, supported by a recovery in Leisure and Food & Beverage and a continued steady performance from Transportation.

Given the encouraging feedback from operators and the known resilience of the industry, we are positive about tourism prospects going forward. All of our hotels which suffered damages, are targeted, with the exception of one, to be fully operational by the winter season of 2005. This, together with the newly refurbished rooms at our Colombo based City Hotels would significantly improve the quality, and the quantity, of the Group's leisure products and enable us to command good occupancies and premium rates. Food & Beverage, now restructured and armed with a new set of strategic tools, is expected to post a strong recovery in 2005/06 while the expected increase in international trade would continue to support and fuel growth in our Ports and Logistics operations over the next year.

Playing Our Role in Globalisation

As a corporate leader, we have to recognise that our success, and that of the Nation, will depend on how we play out our role in the global environment. Our need to harness international opportunities has increased in urgency, as the size of the group and its capital base expands. We recognise that this is of critical importance to us in maintaining our premium Shareholder returns. While we have admittedly been seeking such opportunities in the past few years, we have recently intensified this effort by creating an "Internationalisation" arm in the Group Strategy Unit. This Unit, which will be directly under the Chairman/CEO, will explore investment and business strategies and will play a leading role in conceptualising projects that will enable our greater involvement in attractive foreign markets.

Our Corporate Citizenry and Transparency

At JKH, we have always been aware of our responsibility as a Corporate Citizen. As we have become more involved with our Stakeholders and have a clearer appreciation of their needs, we are in a better position to serve our Stakeholders under a concept of Sustainable Development. In a first time effort, this year, we have decided to report our social activities, their impacts and our plans of action, in our maiden Sustainability Report. Being on a curve of continuous improvement, we have identified areas that need further focus, we have learnt that sustainability is a constantly evolving two way process, and last, but not least, we have a greater realisation of the role modelling that is available to us in influencing and leading others towards making a difference to all the Stakeholders of this our great country, Sri Lanka.

My Thanks

I will, on 31 December 2005, retire as Director and Chairman/CEO of JKH and all of its subsidiaries and associate companies. I take this opportunity to thank my colleagues, past and present, and the entire team, of JKH for making my tenure both a challenging and rewarding experience.

I am pleased with the appointments of Chairman designate, Mr Susantha Ratnayake and Deputy Chairman designate, Mr Ajit Gunewardene, both outstanding and highly capable business leaders with a passion for the well being and the success of the Group. I am confident that under the leadership of Mr. Susantha Ratnayake, JKH will attain even greater heights in its quest to becoming a truly world-class organization, with a regional presence.

JKH has a history of being a Group that has excelled in its mission and contributed to the development of our Country in good times and bad times. The sustained success of our Group will be underpinned by the culture we have developed, and are developing, of a high performing conglomerate building on the endowments we have in the forms of a committed and competent work-force, a work ethic of transparency, honesty and integrity, a flair for investing wisely, and an unyielding pursuit of excellence in everything we do.

As I pass on the mantle of Chairman to my successor, I wish to state my appreciation of the unstinting support I have received from my fellow directors on the various Boards of the Group, the management and staff of the Group and the Shareholders of JKH. For this, I am most grateful. I will leave with the knowledge that JKH is indeed the leading light of Sri Lanka's Corporate Sector and that it has the potential and the capability to serve the Country in a manner that will enrich all our Stakeholders.



V Lintotawela
Chairman

25th May 2005

Board of Directors



1
2
3
4
5
6
7
8
9
Highlighted are the Members of Group Executive Committee

1. Vivendra Lintotawela - *Chairman*

Mr Lintotawela became Chairman in December 2000, after having been appointed to the Board during 1985/86, and Deputy Chairman during 1996/97. He is also the Chairman of all subsidiary Companies of the Group. He counts 25 years in the John Keells Group and is a Fellow of the Institute of Chartered Accountants of Sri Lanka. Mr Lintotawela is the immediate past Chairman of the Employers' Federation of Ceylon and a member of several sub-committees of the Ceylon Chamber of Commerce. His other committee memberships include those on the Sri Lanka Institute of Directors, National Labour Advisory Committee and the Industrial Advisory Committee of the Society of Certified Management Accountants of Sri Lanka. He is also the Consul General for Spain in Sri Lanka. During the year, Mr Lintotawela announced his decision to retire in December 2005.

2. Susantha Ratnayake - *Deputy Chairman / Joint Managing Director*

Mr Ratnayake, appointed Deputy Chairman in December 2004 is also a Joint Managing Director of JKH, and has been a member on the Board since 1992/1993. He has overall responsibility for Group Strategy and New Business Development. A Director in a host of Group Companies, Mr Ratnayake has over 27 years management experience, all of which is within the JKH Group. Mr Ratnayake will succeed Mr Lintotawela as the Chairman on 1 January 2006. He is a council member of the Employers Federation of Ceylon and serves as a member of the Tourism, Sovereign Rating and Investment Promotion Clusters of the National Council of Economic Development (NCED).

3. Ajit Gunewardene - *Joint Managing Director and President*

Mr Gunewardene is a Joint Managing Director of JKH, and has been a member on the Board since 1992/1993. Whilst having overall responsibility for the Financial Services, Leisure and Property Development Groups he oversees the Investor Relations function at the Centre. A Director in many Group Companies, he is also a member of the Capital Markets Cluster of the NCED, a member of the Finance and Banking sub committee, Economic and Fiscal Planning sub committee and Chairman of the Capital Market sub committee of the Ceylon Chamber of Commerce, as well as a former Chairman of the Colombo Stock Exchange. Mr Gunewardene brings 23 years of management experience to the Board.

4. Sumithra Gunasekera - *Director and President*

Appointed to the Board in 1997/98, Mr Gunasekera has overall responsibility for the Plantations Group and the Corporate Communications function at the Centre. He is also the Head of the CSR Committee of the Group. A member of the Board of Governors of the Sri Lanka Institute of Tourism and Hotel Management, he is also a member of the Food Advisory Committee of the Health Ministry, representing the Ceylon Chamber of Commerce. Mr Gunasekera is a Director in many Group Companies and has over 22 years of management experience.

Board of Directors

5. Ronnie Peiris - *Group Finance Director and President*

Appointed to the Board during 2002/03, Mr Peiris has overall responsibility for Group Finance, including Treasury, Taxation, Corporate Finance, Group Initiatives, Shared Services, Real Estate and the Information Technology functions at the Centre. He also oversees the Group's IT business. Previously, Managing Director of Anglo American Corporation (Central Africa) Limited and EXCO Member of Konkola Copper Mines plc, both in Zambia, Mr Peiris has served in many Boards overseas. He is a Director in many Group Companies and has over 32 years finance and general management experience in Sri Lanka and abroad. He is a Fellow member of the Chartered Institute of Management Accountants, UK, Association of Chartered Certified Accountants, UK, and the Society of Certified Management Accountants, Sri Lanka, and holds an MBA from the University of Cape Town, South Africa. He is a member of the committee of Ceylon Chamber of Commerce and serves in its Economic, Fiscal and Policy Planning sub committee.

6. Franklyn Amerasinghe - *Director**

Appointed to the Board during 1999/00, Mr Amerasinghe is the Chairman of the Remuneration Committee of JKH. He is the former CEO and Director General of the Employers Federation of Ceylon and is a lawyer by profession. Mr Amerasinghe was attached to the ILO up to October 2002 and is currently a consultant on Human Resource Management and Industrial Relations.

7. Tarun Das - *Director**

Appointed to the Board during 2000/01, Mr Das has served with the Confederation of Indian Industry for a long period and was its Chief Executive from 1974 to 2004. He is also the Chairman of Associated Cement Companies Limited and Haldia Petrochemicals Limited of India.

8. S Easparathasan - *Director**

Appointed to the Board during 1999/00, Mr Easparathasan functions as the Chairman of the Nominations Committee of JKH. Currently a Director of Nations Trust Bank and the Chairman of its Audit Committee, he was previously the Senior Deputy Governor of the Central Bank from 1995 until the time of his retirement. Having served the Bank since 1963, he has held various positions including that of the Director of Economic Research, Advisor and Executive Director and Secretary to the Monetary Board. Mr Easparathasan has served on the Boards of various statutory bodies and Corporations including the National Savings Bank, DFCC, the Securities and Exchange Commission and as Chairman of both the Credit Information Bureau and Sri Lanka Accounting and Auditing Standards Monitoring Board.

9. Nihal Vitarana - *Director**

Appointed to the Board in 2003/04, Mr Vitarana brings with him a wealth of knowledge and experience in Taxation, Auditing, Banking and Financial Services, Mergers and Acquisitions and Corporate Restructuring. A Chartered Accountant by profession, he has been a Partner of Turquand, Youngs & Company (now Ernst & Young) and has also served the Hongkong Bank Group as the Senior Auditor in Group Audit based in Dubai. Mr Vitarana was also General Manager of Emirates Bank, Colombo, until the closure of its Colombo operations, when he returned to Dubai Head Office where he served as a Senior manager till his retirement. Since his retirement, he has served as a consultant to various financial institutions both in Sri Lanka and abroad.

* Independent

Group Executive Committee



Dilani Alagaratnam
President

Dilani Alagaratnam, has overall responsibility for the Group Human Resources, Legal and Secretarial functions. She has been with the Group for 13 years. A law graduate and a holder of a Masters Degree in Law both from the Faculty of Law and the University of Colombo, Ms Alagaratnam is currently the Alternate Chairperson of the Legislative Sub-Committee and the Company Law Sub – Committee of the Ceylon Chamber of Commerce.



Romesh David
President

Romesh David, who has been with the Group for 25 years has overall responsibility for the Transportation Group and is closely involved in the Group Sourcing Project under Group Initiatives. He is a member of the Committee of the Ceylon Chamber of Commerce, a member of the Institute of Logistics and Transport and a member of the Transport Cluster of the NCED. He was the past Chairman of the Sri Lanka Freight Forwarders Association and the Council for Business with Britain.



Jitendra Gunaratne
President

Jit Gunaratne is responsible for the F&B Group. Prior to his appointment as President he overlooked the Plantations and F&B Manufacturing Sectors. His 24 years of management experience in the Group also covers Leisure and Property Development. He holds a Diploma in Marketing. He is a member of the Law and Order Sub- Committee of the Ceylon Chamber of Commerce.

Group Operating Committee

(Also includes the Group Executive Committee members)



Krishan Balendra

Executive Vice President

Krishan Balendra has been Head of Corporate Finance since September 2002 and has recently taken on the additional role of Head of Group Strategy. His professional background has been largely in Investment Banking with UBS Warburg in Hong Kong and subsequently in Corporate Finance at Aitken Spence & Co. Ltd. He holds a Law degree (LLB) from the University of London and an MBA from INSEAD.



Manilal De Silva

Executive Vice President

Manilal De Silva, Head of Food and Beverage (Manufacturing) Sector has been with the Group since July 2003 when he joined as the Chief Financial Officer of the Food and Beverage Group. He has extensive financial and operational management experience overseas having held various senior management and board positions with multinational organisations in Zambia, Zimbabwe, South Africa and the USA. He is an Associate member of the Chartered Institute of Management Accountants, UK, and Zambia Institute of Certified Accountants.



Sujiva Dewaraja

Executive Vice President

Sujiva Dewaraja Heads the IT Sector. He has acquired 24 years of professional/ managerial experience living and working in 4 countries. A UK Chartered Management Accountant, he holds an MBA from the University of Pennsylvania, USA. He also qualified as an Associate of the Chartered Institute of Bankers, London. He was a Committee member of the Ceylon Chamber of Commerce, founder Secretary of the Sri Lanka Netherlands Association and founder Director of the Lanka Software Foundation.



Sanjeeva Fernando

Executive Vice President

Sanjeeva Fernando, is the Head of Transportation Sector and has been with the Group for 11 years. With over 18 years of Management experience; he has been heading Lanka Marine Services from the time of its acquisition and also headed the Group's Printing and Packaging business since 1993. He is a member of the London Institute of Printing.



Vasantha Leelananda

Executive Vice President

Vasantha Leelananda is Head of the Leisure Inbound Sector. He holds an MBA from the University of Leicester and counts over 26 years in the leisure industry with the John Keells Group. He is the current President of the Sri Lanka Association of Inbound Tour Operators (SLAITO), Director of the Sri Lanka Convention Bureau and also a Board Member of the Tourism Cluster which is a private sector initiative with funding from the US Aid Competitiveness Programme and a member of the Tourism Task Force under the auspices of the Ministry of Tourism.



Rohan Muttiah

Executive Vice President

Appointed to the Group Operating Committee in 2003, Rohan Muttiah is the Group's Chief Information Officer. He is responsible for strategic planning and delivery of IT services to the Group and leveraging of IT to deliver competitive advantage. His career includes 20 years overseas experience at Australian Blue Chips such as Mayne Nickless Ltd, Lend Lease Corporation Ltd, and IBM Global Services, covering a broad spectrum of industries. He completed his graduate and post graduate education in Melbourne, at Monash University and Swinburne University of Technology respectively.



Chandrika Perera

Executive Vice President

Chandrika Perera the Chief Financial Officer of the Leisure Group w.e.f. 1 March 2005, has been with the Group for 21 years. She held the position of Group Financial Controller from 1999. A Fellow member of the Institute of Chartered Accountants of Sri Lanka and the Society of Certified Management Accountants, Sri Lanka, she holds an MBA (Finance) from the University of Southern Queensland. She serves as a management committee member of the Financial Reporting Faculty of ICASL, and a member of the steering committee on income taxes.



Mano Rajakariar

Executive Vice President

Mano Rajakariar, the Head of Group's Shared Services was recently appointed as the Group Financial Controller. He has been with the Group for over 9 years in many capacities including the Sector Financial Controller of the Plantation Sector. He has over 17 years of experience in finance and general management acquired both in Sri Lanka and overseas. He is a Fellow of the Institute of Chartered Management Accountants, UK, and an Associate of the Institute of Chartered Accountants of Sri Lanka.

Group Operating Committee



Roshanie Jayasundera-Moraes
Executive Vice President

Roshanie Jayasundera-Moraes Head of Food and Beverage (Retail) Sector, has been with the Group since 1991. She was with the Airline Segment of the Transportation Sector, before being appointed as the Head of Group's Supermarket business in November 2003. A holder of a Diploma in Marketing from the Chartered Institute of Marketing (CIM) UK, she also has an MBA from the Post-Graduate Institute of Management of the University of Sri Jayawardenepura.



Sanjeeva Jayaweera
Executive Vice President

Sanjeeva Jayaweera the Chief Financial Officer for the Food and Beverage Group has been with the Group for 12 years, during which he served in the Resort Hotel Sector of the Leisure Group and has been the Sector Financial Controller for the Resort Hotels since 1998. Prior to joining the Group, he was based in the United Kingdom and worked for several years as an Audit Manager. He is a member of the Fiscal and Monetary Affairs committee of the Tourist Hotels Association of Sri Lanka.



Rohan Karr
Executive Vice President

Rohan Karr, currently Sector Head of City Hotels overseeing The Colombo Plaza and Trans Asia, counts nearly two decades in the hospitality industry in the UK. He has read for a Masters in Hospitality and Business Studies from the Thames Valley University, London. Prior to his appointment as the General Manager of The Colombo Plaza in 2003, he was the General Manager for the Bristol Marriott and London Marriott Marble Arch.



Jayantissa Kehelpannala
Executive Vice President

Jayantissa Kehelpannala has been with the Group for 23 years and is Head of Resort Hotels Sector of the Leisure Group. His entire experience has been with the Leisure Industry, firstly with Inbound Tourism and then with Hoteliering including the Maldives. He represents the SriLankan Hotel Industry at the Committee of the Ceylon Chamber of Commerce and is also a Director of the Rainforest Ecolodge which is an industry driven Hotel Development Project to popularise Eco Tourism in Sri Lanka.



Waruna Rajapaksa
Executive Vice President

Waruna Rajapaksa, Head of New Business Development and Group Initiatives functions, has over 18 years of experience in Sri Lanka and overseas, primarily in management consultancy and project finance. Prior to joining the Group, he worked for the Government at the Bureau of Infrastructure Investment and at Ernst & Young. He holds an MBA from City University Business School, London, UK and is a Fellow of the Chartered Institute of Management Accountants, UK, and an Associate member of the Institute of Chartered Accountants of Sri Lanka.



Suresh Rajendra
Executive Vice President

Suresh Rajendra, Head of Real Estate, has over 15 years of experience in the fields of Finance, Travel & Tourism and Business Development acquired both in Sri Lanka and abroad. Prior to joining the Group he was the Head of Commercial and Business Development for NRMA Monitoring & Services in Sydney Australia. He is a Fellow of the Chartered Institute of Management Accountants, UK.



Lallith Ramanayake
Executive Vice President

Lallith Ramanayake is Head of the Plantation Sector which includes the Tea Broking and Warehousing sub-sectors. He is a member of the Chartered Institute of Marketing and has a Masters degree in Business Administration. He counts over 30 years in the Tea industry and was the past chairman of the Colombo Brokers Association. He is a member of the Plantation Cluster of the NCED.



Devika Weerasinghe
Executive Vice President

Devika Weerasinghe, Chief Financial Officer of the Transportation Group previously held the position of Sector Financial Controller of the Transportation Sector. She also served as the Sector Financial Controller of the Airline Segment of the Transportation Sector during 1998-2004. An Associate member of the Chartered Institute of Management Accountants - UK she also holds a Bachelors degree in Business Administration, from the University of Sri Jayawardenapura.

Management Commentary and Review

Positive Progress

ward, onward movement, each one a separate strength, but pulling gether as one. Advancing ahead... step by step towards one goal. To weather e storms, conquer the waves. Success is ours to claim...



Corporate Governance

John Keells Holdings Limited (JKH) is committed to the highest standards of business integrity, ethical values and professionalism in all its activities. As an essential part of this commitment, the Board of Directors supports high standards of Corporate Governance and the Directors are accountable to the Shareholders in this regard.

Corporate Governance at JKH is designed to satisfy, inter alia, five key requirements, these being;

- The Legal requirement - What does the law require?
- The Ethical requirement - How does JKH define and fulfill its obligations to its Stakeholders in view of conflicting interests?
- Effectiveness requirement - How does the JKH Board ensure that it and its Management make effective decisions in an efficient and timely manner?
- The Board's relationship requirement - How does the JKH Board maintain effective relationship with its constituencies, particularly Shareholders and Management?
- The Dynamics requirement - How well does the JKH Board function as a team?

The Group Policy on Corporate Governance and Corporate Social Responsibility has been well communicated to the individual Businesses and Functional Units within the Group and the methods we employ to achieve our goals are as important as the goals themselves.

This statement describes, at a high level, the basis of governance in JKH.

The Board of Directors

The Board of Directors is responsible to the Shareholders for setting the direction of the Company and the Group through the establishment of key strategic objectives and the key policies that support the same. During the year under review the Board met on seven (7) occasions to consider portfolio structure, issues of strategic direction, major acquisitions and disposals, internal control and risk management, remuneration policy, succession planning, sustainable development and other matters having a material effect on the Company and the Group. Board attendance during the subject period was;

Director	Board Meetings	
	Held	Attended
V Lintotawela	7	7
S Ratnayake	7	7
A Gunewardene	7	7
S Gunasekera	7	7
R Peiris	7	7
F Amerasinghe	7	7
T Das	7	7*
S Easparathasan	7	7
N Vitarana	7	7

Note T Das participated telephonically in one Meeting.*

The composition and the working of the Board, consisting of five (5) executive and four (4) non-executive Directors, ensure a right balance between executive expediency and independent judgment. The Company's Directors who are profiled on page 12 of the Annual Report have a wide range of expertise as well as significant experience in commercial, corporate and financial activities. All the non-executive Directors are considered independent in terms of the Combined Code which came into effect in the UK in November 2003 following the Higgs Review, the Smith Report and the Tyson Report and this is supported under the following key headings;

Director	Involvement / Interest		
	Shareholding*	Management	Supply Contracts
Executive			
V Lintotawela	Yes	Yes	No
S Ratnayake	Yes	Yes	No
A Gunewardene	Yes	Yes	No
S Gunasekera	Yes	Yes	No
R Peiris	Yes	Yes	No
Non Executive			
F Amerasinghe	Yes	No	No
T Das	No	No	No
S Easparathasan	No	No	No
N Vitarana	No	No	No

Note Includes Share Options*

The Board Decision Rights, as opposed to executive Director Decision Rights, covering People, Strategy and Planning and Finance are well defined and meticulously followed and ensure the balance between the speed of decision and appropriate debate.

The Chairman, who is also the Chief Executive Officer, is responsible for leading the Board and for its effectiveness. The Board has deemed that the combining of the two roles is more appropriate for the Group, at this juncture, in meeting its Stakeholder objectives. A study, conducted in 2003 by the Boston Consulting Group, of best practices, and organisations similar to JKH, validated the Board's conclusions. The Group organisation, and in particular, the Committee Overlay structures ensure that no one individual has unfettered powers of decision making.

The Chairman, with the assistance of the Board Secretary, ensures that the Directors receive timely, accurate and clear information, before Board Meetings and updates on matters arising between meetings. Whilst all the Directors have access to Auditors, Senior Management and to such information as is necessary to carry out their duties and responsibilities, fully and effectively, the Board seeks professional advice as necessary. During the year under review professional advice was sought, inter alia, on SAP controls, information technology business strategy, hotels restructuring, shared services, taxation and human resource management processes such as recruitment and selection, performance management, career management, compensation and benefits, training and development, reward and recognition, talent appreciation and competencies. The Directors, both executive and non executive, attended the Annual Plan and Five Year Business Plan presentations.

The existence of strong and independent non executive Directors with proven experience and success in their respective fields of skill and knowledge and executive Directors with an operational bias results in uninhibited discussions and, albeit not formally structured, the regular review of the Board's effectiveness and its dynamics. Meetings between the Chairman and the non executive Directors have also resulted in an open exchange of views that have resulted in improvements to various governance areas.

One-third of the Directors, except the Chairman and the Joint Managing Directors, retire by rotation on the basis prescribed in the Articles. A Director retiring by rotation is eligible for re-election.

Group Organisation and Executive Authority

An Operating Model which facilitates Employee empowerment, individual initiative, operating flexibility and innovation within a performance oriented culture was introduced in March 2005 and replaced the Operating Model that had been in force since May 2003. This Operating Model also introduced, among others, a set of designations aimed at better describing a position within the JKH Group. Such designations, starting with the Chairman/CEO and Deputy Chairman and cascading to Presidents, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents and Assistant Vice Presidents, will, when combined with a person's functional responsibility, convey a more meaningful picture.

The Group Operations are organised on a pyramidal hierarchy ascending from individual Business Unit/Functional Units, Strategic Business Units, Sectors and the Corporate Center to Industry Groups and the John Keells Group as a whole. The Presidents, Sector/Functional Heads and Profit Centre/Function Managers are totally accountable for the Industry/ Functions Groups, the Sectors/Functions and the Business Units/Sub-Functions respectively. The independence of the Finance Function is preserved through a structure that has Chief Financial Officers of Industry Groups and Heads of Finance of Sectors having a direct functional reporting line to the Group Finance Director in a setting that allows them to contribute and add value to operations via their direct reporting links with Presidents and Sector Heads.

An overlay committee structure, as depicted below, provides platforms for robust debate. Well-defined committee discussion processes and authority limits ensure that individual opinions and preferences are well debated and clearly understood prior to final decision making.

In terms of the Operation Model, the Board has, subject to pre-defined limits, delegated its executive authority to the Group Executive Committee (GEC) headed by the Chairman/CEO who provides the leadership and the direction to such committee.


Board / CEO
Group Level
Group Executive Committee
Group Operating Committee
Industry / Function Group Level
Group Management Committee
Industry / Function SBU/Sector Level
Sector Committee
Business / Function BU / Departmental Level
Management Committee

Group Executive Committee (GEC)

The GEC headed by the Chairman/CEO, implements the policies and strategies determined by the Board, manages, through delegation and empowerment, the business and affairs of the Group, makes portfolio decisions and prioritises the allocation of capital, technical and human resources. It is also responsible for the appointment of Presidents, Executive Vice Presidents, Sector Heads, Functional Heads and other Senior Managers and the career management of Assistant Vice Presidents and above. A key change in the new Operating Model is that the GEC Members, particularly the Presidents, will not only play a mentoring role, as was the case with the previous model, but will be totally accountable for the businesses and functions under them.

The eight (8) member GEC consists of the Chairman/CEO, the Deputy Chairman, the executive Directors / Presidents and the Presidents.

Group Operating Committee (GOC)

The GOC provides a platform to share learnings on issues that cross Industry Groups, Sectors, Business Units and Functions. It is also the forum to discuss Group Strategy, Group Initiatives and Best Practices. Its main purpose is to act as a "glue" in connecting the various businesses within the Group in identifying and extracting Group synergies.

The twenty three (23) member Group Operating Committee consists of the Chairman/CEO, the Deputy Chairman, the executive Directors / Presidents, the Presidents and the Executive Vice President Level Heads of Sectors, Heads of Functions and Chief Financial Officers.

Group Management Committee (GMC) and Other Operating Committees

The other key Operating Committees are the GMCs, the Sector Committees and the Management Committees that focus on strategy, performance monitoring, career management of Employees below Assistant Vice President and Group initiatives at an Industry Group, Sector, Strategic Business Unit and Business Unit levels respectively. Functions have GMCs and Function Committees. Business Units, headed by CEOs are encouraged to take responsibility and accountability to the lowest possible level via suitably structured committees and teams. This will form the basis of a Management by Objectives process.

The agendas of these committees are carefully structured to avoid duplication of effort and to ensure that discussions and debate are complementary both in terms of a bottom-up and top-down flow of information.

Operations, Planning, Monitoring and Decision Rights

A Planning and Monitoring process that facilitates and encourages the involvement of staff through Annual Plans that articulate strategy at Industry Group, Sector, Strategic Business Unit, Business Unit, Departmental and Functional Unit levels ensures Employee empowerment. Decision Rights are defined for each level and this has resulted in an inculcation of a sense of ownership, the reduction of bureaucracy and speedier decision-making. Annual and Five Year Plans are formulated on a bottom-up basis using macro scenarios developed at the Centre.

Individual Performance Objectives are established for all staff from Executives to Presidents and such objectives are linked to the Group Objectives. A Performance Management System that is founded on the Performance Objectives and a Competency Matrix that has been developed as a part of the Human Resources Management process provides the basis for recognition and reward.

Actuals are compared against the original Plan and/or the Reforecast on a monthly basis at GMC, Sector Committee, Management Committee and Departmental Committee levels and at least on a quarterly basis at the GEC/GOC level.

At the GMC level and above, the focus is more on headline financial and non-financial indicators and strategic priorities.

Other Committees Of The Board

The Board has, subject to the final approval by it of recommendations, delegated certain of its responsibilities to a number of standing committees, namely, the Audit Committee, Remuneration Committee and the Nominations Committee.

Audit Committee

The Audit Committee comprises solely of non-executive Directors. It is governed by a Charter, which inter alia, covers the reviewing of policies and procedures of internal control and risk review and control, considering management letters of the Company's External Auditors, ensuring the independence of External Auditors and confirming that the Company has an embedded process of identifying risks, both financial and operational. The Committee ensures that risks, so identified, are managed via a well-defined action plan.

The Committee is also responsible for the consideration and appointment of External Auditors, the maintenance of a professional relationship with them, reviewing accounting principles, policies and practices adopted in the preparation of public financial information and examining all documents representing the final financial statements. The introduction of a self certification program that requires the Chief Financial Officers of Industry Groups, Heads of Finance of Sectors and Finance Managers of Operating Units to confirm compliance, on a quarterly basis, with statutory requirements and key control procedures and to identify any deviations from the set requirements has significantly re-enforced the Committee's efforts in these respects.

Remuneration Committee

The Remuneration Committee comprising three non-executive Directors is responsible for assisting the Board of Directors in establishing remuneration policies and practices in the Group and in reviewing and recommending to the Board appropriate remuneration packages for the Chief Executive Officer and the other Executive Directors.

In performing this role, the Committee ensures that the Shareholder and Employee interests are aligned, the integrity of the Group's Reward Programme is maintained and the Group is able to attract, motivate and retain productive and talented Employees.

Nominations Committee

The Nominations Committee comprising of three non-executive Directors and the Chairman/CEO of JKH is responsible for identifying and proposing suitable candidates for appointment as non-executive Directors to the Board of JKH. It also manages the process of appointing the Chairman and Deputy Chairman of JKH.

Risk Review and Control

In addition to the above, the Board has, through the involvement of a Risk Review and Control Department, endeavoured to ensure that control systems, designed to safeguard the Company's assets and maintain proper accounting records that facilitate the production and availability of reliable information, are in place and are functioning as planned. A risk review programme designed to cover the internal audit of the whole Group through an "outsourced" model was implemented during the year. Reports arising out of such audits are in the first instance considered and discussed at the Business/Functional Unit levels and after review by the Sector Head and President are forwarded to the Audit Committee, as per a pre defined format that grades risk on a "high", "medium" and "low" ranking, on a regular basis

The GOC has adopted a Group-wide Risk Management Programme (see separate report on Page 25) to manage significant Group risks. The programme ensures that a wide range of risks, arising as a result of the Group's diverse operations, is effectively managed in support of the creation and preservation of Shareholder wealth. The significant business risks to the Group, financial, operational and compliance, which could undermine the achievement of the Group's business objectives are identified, mitigation actions are established and risk owners appointed. Business Risks are reviewed on a quarterly basis.

External Auditors

Whilst Ernst & Young are the External Auditors of the Holding Company and many other Group Companies and also audit the Consolidated Financial Statements, the Group Companies employ, on an individual basis, many other Audit Firms, these being KPMG Ford, Rhodes, Thornton & com, Pricewaterhouse Coopers, SJMS Associates and Deloitte and Touche, India. The Audits have been divided in a manner that does not give rise to one dominant External Auditor in terms of fees. Ernst & Young has provided non audit services to the Company and Group in 2004/05 particularly in carrying out an Executive Employee Salary Survey, and in providing tax compliances. Non audit services have also been provided by other External Auditors, serving the Group. All such services have been provided following assessments that ensure that there is no compromise of External Auditor independence and with the full knowledge of the Audit Committee.

Care is taken to ensure that the internal audit function in Group Companies are not outsourced to the External Auditor of that Company. The Group attempts, where practical, to give preference to Audit Firms, who are not External Auditors of any Group Company, in carrying out internal audit work.

Remuneration

The Group's remuneration policy is formulated to attract and retain high calibre executives and motivate them to develop and implement the Group's business strategy in order to optimise long-term Shareholder value creation. It is the intention that this policy will conform to best practice standards and that it will apply to the current year and subsequent years subject to ongoing review and refinement as appropriate. The policy is framed around the following key principles;

- Remuneration and rewards are set at levels which coupled with the other offerings of the Group are sufficiently competitive to enable the recruitment and the retention of high caliber executives who possess the competencies and skills required by the Group in the current and future time frames,
- Remuneration ranges, expressed in Cost to Company (CTC) terms, are governed by lower and upper circuit breakers which are a function of the market average and the market maximum enhanced by an individual's performance rating. A market survey of approximately 350 positions was conducted in mid 2004, and will be conducted regularly, to establish comparator baskets, market averages and market maximums for each Industry Group, Industry Sector and Function. The 2004 benchmarks were upped in 2005 to bring them in line with the current levels,
- Performance based rewards are earned through the achievement of demanding performance conditions consistent with Stakeholder interests. Performance targets linked to Group Objectives and monitoring mechanisms are structured to operate soundly throughout the business cycle,
- Remuneration and rewards, including the grant of Share Options, are a function of the performance of the Group, the Industry Group, the Sector, the Business/Functional Unit and the individual and are subject to the ability of the Business Unit and/or Group to pay. The process is structured such as to highlight and question those Businesses that are unable to meet the remuneration benchmarks,
- Employee Share Options will be used as a means of recruiting the best talent and retaining those who meet or exceed the Group's expectations,
- The design of remuneration and reward schemes are prudent and are structured in a manner that does not expose Shareholders to unreasonable financial risk.

Corporate Social Responsibility

The Group recognises that the traditional view of corporate accountability has changed in two key ways, these being;

- That the assumption that all Shareholders want to maximise only short term profits represents too narrow a focus, and
- That the rights and claims of many Non-shareholder Groups such as Employees, Consumers, Clients, Suppliers, Lenders, Environmentalists, host Communities and Governments who have a stake in the outcome of Group actions are important and should therefore be accorded increasing status in corporate decision making.

In this light the Group believes it cannot reach its full potential if it does not gain the support of its primary Stakeholders.

A Corporate Social Responsibility Committee responsible, among other things, for developing and implementing the Group's approach to its primary Stakeholders and for establishing the guidelines for the management of Sustainable Development is now in place. It ensures that the Social Programmes are consistent with the needs of society and the Group and endeavours to link them to the Group's business and social objectives.

A separate report detailing the Group's involvement and achievements in this important area is enclosed in the Annual Report pack.

Ethical Standards

The Group believes that the main source of its competitive advantage is the trust that the Stakeholders place in its activities which in turn is based on the values underlying its corporate activities. Given the aforesaid, the Group attaches great importance to the communication of its values, by word and by deed, to its Employees and agents and in ensuring that their conduct is based on such values.

A Code of Conduct founded on four basic principles, namely, the allegiance to the Company and the Group, the compliance with rules and regulations applying in the territories that the Group Operates, the conduct of business in an ethical manner at all times and in keeping with acceptable business practices and the exercise of professionalism and integrity in all business and "public" personal transactions has been formally conveyed to its Senior Employees. They are expected to adhere to the Code in the performance of their official duties and in other situations that could affect the Group's image and are also expected to entrench such expected behaviour at all levels in the organisation.

Compliance With Legal Requirements

The Board is conscious of its responsibility to the Shareholders, the Government and the Society in which it operates and is unequivocally committed to upholding ethical behaviour in conducting its business. The Board, through the Group Legal Division and the Group Finance Division, strives to ensure that the businesses of the Company and all of its subsidiaries comply with the laws and regulations of the Countries they operate in.

The Board of Directors requires that all financial statements are prepared in accordance with the Sri Lanka Accounting Standards, the requirements of the Colombo Stock Exchange and other applicable authorities. The Directors are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, the Going Concern principle has been adopted in preparing the financial statements.

The Sri Lanka Accounting Standards as set by The Institute of Chartered Accountants are those which govern the preparation of the financial statements. The International Accounting Standard is used in the rare instance where a Sri Lanka Accounting Standard does not exist. The Board is aware of the growing importance of the disclosure of critical accounting policies as a part of corporate governance and opine that there are no instances where the use of such concept would have a material impact on the Company's and the Group's financial performance.

Relations With Shareholders

The Company, through its Investor Relations Department, maintains an active dialogue with its key individual and institutional Shareholders. Presentations are made to such Shareholders regularly. Dialogue is also maintained with its potential Shareholders. Any concerns raised by a Shareholder are discussed at the GEC and addressed appropriately. Analysts Reports are circulated among the GEC as and when available and contents debated.

Shareholders will have the opportunity at the forthcoming AGM, notice of which has been communicated to you, to put questions to the Board and to the Chairmen of the various Committees. The contents of this Annual Report will enable existing and prospective stakeholders to make better informed decisions in their dealings with the Company.

The Future

The Company believes that the real value of Corporate Governance lies not in blindly satisfying a code of best-practice principles, but rather in actually securing the confidence of the investors and thereby achieving a lower cost of equity by conducting its affairs with utmost integrity and fairness to all Stakeholders.

Board Committee Reports

1. **Composition of the Audit Committee**

   The Audit Committee consists of three independent non-executive directors. The Chairman is a Chartered Accountant with experience in financial auditing and accounting acquired as a former Partner of a leading firm of auditors. Another member is a former Senior Deputy Governor of the Central Bank with considerable experience in banking and financial matters. The third member is a lawyer by profession and a former Director General of the Employers' Federation, with extensive experience in labour relations. He has been associated with the private sector as an advisor and a director and has wide experience in commercial matters

   The Head, Group Risk Management and Control Review, also a Chartered Accountant, serves as Secretary to the Audit Committee.

2. **Meetings of Audit Committee**

   Four meetings were held during the year. The Chairman of the Board, the Group Finance Director and the Group Financial Controller attend by invitation. Other officials are required to attend on a needs basis. The external auditors attend meetings when matters pertaining to their functions come up for consideration.

   In addition to business transacted at meetings, a summary of internal audit reports of all Group companies are reviewed and follow-up action is initiated on matters of significant concern.

3. **Internal audit**

   The internal audit function is outsourced to leading audit firms. The resources of the Risk Management and Control Review Department ("RM&CR"), which monitors the internal audit function, are utilised to organise the outsourcing, to coordinate Management's responses to audit observations, to conduct follow up reviews on the implementation of audit recommendations and to carry out special assignments.

During the year under review, the emphasis of the internal audit function, which up to then concentrated on the efficacy of internal controls, was extended to cover:

a. Review of internal controls
b. Operational risks
c. Business risks
d. Compliance with statutory requirements
e. Non-compliance with Group/Company policies
f. Identification of inefficiencies and proposals for remedial action

The internal auditor was also required to provide an overview of the risk profile of the business being audited together with a risk grading on a specified scale.

The frequency for future internal audits will depend on the overall risk grading, with higher risk areas being on a shorter audit cycle. The Audit Committee opines that this approach provides an optimal balance between the need to manage risk and the costs thereof.

The extended scope of internal audit to cover risks, as described above, will be facilitated by the Group wide risk management strategy which is now in operation.

4. *Compliance with financial reporting and statutory requirements*

The Audit Committee receives a quarterly declaration from the Financial Controller of each Sector listing any departures from financial reporting, statutory requirements and Group policies. Reported exceptions, if any, are followed up to ensure appropriate corrective action.

5. External Audit

The external auditors of the holding Company submitted a detailed audit plan for the financial year 2004/2005, which specified, inter alia, the areas of operations to be covered in respect of each significant subsidiary. The audit plan was reviewed at a presentation made by the external auditors. The audit plan also specified 'areas of special emphasis' which had been identified from the last audit or from a review of current operations. The areas of special emphasis had been selected because of the probability of error and the material impact it can have on the financial statements. The most significant area of special emphasis is the introduction of the Enterprise Resourse Planning System titled SAP, which is referred to in the subsequent section. The external auditors have agreed to keep the Audit Committee advised on an ongoing basis regarding any unresolved matters of significance that arise in the course of the audit.

At the conclusion of the audit, the auditors met with the Audit Committee to discuss and agree the treatment of any matters of concern discovered in the course of audit.

The Audit Committee also reviews the audit fees for all Group companies and recommends its adoption by the Board. It also reviews the other services provided by the auditors in ensuring that their independence as auditors is not compromised.

The Audit Committee has recommended to the Board that M/s Ernst & Young be appointed external auditors of John Keells Holdings for the financial year ending 31st March 2006, subject to approval by the Shareholders at the next Annual General Meeting.

6. SAP

The financial accounting module of SAP, which has been introduced across the Group (subject to a few exceptions), is a comprehensive package which provides financial accounting and management accounting functions. A particular feature of the system is its tight integration. Whilst this provides the system with enormous capability, it concentrates risk, and the implied existence of efficient operational and processing controls assumes added significance.

The reliability and accuracy of the data migration to SAP have been audited by the external auditors. Group Internal Audit will provide assurance of the efficacy of the operational and processing controls.

7. Conclusion

The Audit Committee is satisfied that the effectiveness of the organisational structure of the Group and of the implementation of the Group's accounting policies and operational controls provide reasonable, but not absolute, assurance that the affairs of the Group are managed in accordance with Group policies and that Group assets are properly accounted for and adequately safeguarded.

N C Vitarana
Chairman, Audit Committee
31 March 2005

The Remuneration Committee consists of three independent non executive Directors. The Chairman/CEO of John Keells Holdings Limited is a regular invitee to the Committee Meetings whilst other Directors have been invited when the occasion demanded dialogue and consultation.

The Committee met three (3) times during the year to 31 March 2005 and the attendance of the members was one hundred per cent.

During the year the Company obtained the assistance of Ernst & Young in a market survey of the remuneration and rewards attached to 350 job positions across the Industry Sectors that the Group is involved in. The survey covered both operational and functional positions at levels ranging from Directors (excl JKH Board Directors) to Executives. The market benchmarks arrived at, as per this survey, were used in establishing the remuneration of the JKH Board executive Directors, including the Chairman, and other GOC Members. Whilst ensuring that a healthy differential existed between the executive Director package and the packages of other Senior Managers within the Group, care was also taken in ensuring that such packages were comparable with the compensation packages of executive Directors in organisations similar to JKH.

A Group-wide Performance Management System which had been applied to a selected level of Executives in the previous year was applied this year to all persons at an Executive Level and above. The increased familiarity of the workings of the system and the resultant confidence have convinced Management that the performance ratings could be objectively used in arriving at the remuneration and rewards of all Executives and above, excluding the JKH executive Directors, with effect from March 2005. Discussions have already commenced on the introduction of a Performance Assessment Scheme for the executive Directors of JKH and will be implemented as soon as it is practical.

An Employee Share Option Scheme (ESOP) Plan 3 was approved by the Shareholders at an EGM dated 27 June 2004. The first award under this scheme was be made in March 2005 and was linked to Performance and Skills. This award will also introduce, as a first step, the concept of a minimum holding period before the right to exercise. The first award under ESOP Plan 3 will further add to the pool of unexercised share options granted under the ESOP Plan 2. The Remuneration Committee is of the strong opinion that ESOPs are a potent tool in recruiting, and a motivator, through ownership, in retaining, Employees who have the competencies and skills to take the Group into new heights in the future.

E F G Amerasinghe,
Chairman, Remuneration Committee
31 March 2005

The Nominations Committee consists of the four independent non executive Directors and the Chairman/CEO of JKH.

In terms of its Charter, the Committee's functions are;

- To recommend to the Board the process of selecting the Chairman and Deputy Chairman
- To identify suitable persons who could be considered for appointment to the Board as non executive Directors when vacancies arise
- Make recommendations on matters referred to it by the Board

The Committee met on three (3) occasions during the period under review and overall attendance was very high at 87 per cent.

During the latter half of 2004, the Committee recommended to the Board, a transparent process, based on specified criteria of selecting a Chairman and a Deputy Chairman. Following the announcement by the incumbent Chairman of his intention to retire on 31 December 2005, the Committee followed the approved process and recommended the appointment of Susantha Ratnayake as Deputy Chairman with immediate effect and that he succeeds the incumbent Chairman on 1 January 2006. The Committee further recommended that Ajit Gunewardene be appointed Deputy Chairman when Mr Ratnayake takes over as the Chairman of the Company. These recommendations were unanimously approved by the Board and were duly announced thereafter.

S Easparathasan,
Chairman, Nominations Committee
31 March 2005

Risk Management

Introduction

The John Keells Group, as a highly diversified conglomerate, faces a multitude of operational, environmental and financial risks. The Directors recognise that external perceptions of the Group are affected by the level of risk and by the way risks are managed.

The Process

During the year the Group Executive Committee (GEC) and the Group Operating Committee (GOC) met on three occasions to review the risk status of the Group under the Risk Management Umbrella created in 2003/2004. In these reviews special emphasis was placed on discussing the key risks that endangered the achievement of the Group's strategic business objectives. As in the previous year, care was taken to ensure that these processes were sufficiently balanced in its appraisal of the financial and non financial risks and that managers avoided focusing purely on negatives.

Enterprise Risk Management Key Elements:



Risk Mapping
Risk Action / Decisions
Risk Control Strategies
• In-depth understanding of the Group's Vision and Strategic Objectives
• Identification of the events and circumstances that could negatively or positively impact the achievement of the Group's strategic objectives,
• Assessment of the 'impact' and 'likelihood"of an event on the Group's profitability and image, on the basis of existing controls.
• Prioritisation of action based on the Risk Scale
• Should the Group accept the Risk?
• What control measures could be adopted to avoid or mitigate the gross Risk?
• Who is accountable for managing the Risk and maintaining and managing the control measures?
• What is the residual Risk, that is the risk remaining after the application of the control measures?
• What is the cost of control? Does the benefit exceed the cost?
• What are the early warning mechanisms?
• Accepting the Risk
• Transferring the Risk to a third party
• Elimination of the Risk by adopting an Exit Strategy
• Building controls into the operational process, additional quality control or by involving top staff in managing the Risk
• Sharing the Risk with another party
• Insuring against some or all of the Risks
• Avoiding the Risk in other ways

Note: It should be noted that the Insurance Policies in place responded immediately to the property damage suffered by the Group as result of the tsunami. At time of this report, all the claims excepting two have been settled. Minimum payments have been agreed on the remaining two, subject to final pricing. The ratio of settled value against claimed value was very high.

It is recognised that it was not possible to eliminate risk entirely because of 'benefit' vs 'cost' considerations and that some risks will always be undertaken in order to make better than risk free returns.

Headline Risk	Political Risk
Consequences	Effect on investment climate, economy, inflation and tourism
Objectives/Vision	Apolitical

The Group has worked through established lobby Groups such as the Ceylon Chamber of Commerce and others and through its own apolitical conduct in influencing progress towards lasting peace and national prosperity. The Group also maintains constant dialogue with key Stakeholders.

Headline Risk	Brand Image Risk
Consequences	Effect on Corporate Image
Objectives/Vision	Most admired Corporate Citizen

A Group Communications Policy, which, inter alia, covers the use of the JKH and Keells brands, public communications including advertisements and corporate identity, has been established. Image is further enhanced through a Code of Conduct, which calls for Employee behaviour that is consistent with the Group values. A generic quality policy is being developed for implementation across the Group.

Headline Risk	Internal Processes Risk
Consequences	Effect on internal controls and smooth operation
Objectives/Vision	Develop world class best practices

Whilst the established processes of risk management and control review concentrates on risk and internal control, continuous improvement is being encouraged through a 'learning organisation' approach. A concerted effort to document processes is currently underway. Following the recent introduction of SAP, the authorisation matrices have been carefully reviewed to ensure that the internal checks in the various SAP controlled processes are intact.

Headline Risk	Human Resource Risk
Consequences	Effect on morale and moral Issues, compensation costs, corporate image, productivity, growth and performance
Objectives/Vision	"More than just a Work Place" and become the most sought after Employer

Key HR areas ranging from recruitment and selection, career management, performance management, training and development, competency frameworks and coaching skills to talent appreciation, reward and recognition and compensation and benefits have been reviewed and revised to modern standards. A Performance Management System, Chairman's Award, V-Sparc Awards, Internal Job Posting, Leadership Development Programs and a JKH College of Learning are some of the specifics that have been, or are being, introduced. A participatory dialogue, on a proactive basis, with unionised Employees is now more the norm than the exception.

Headline Risk	Legal and Regulatory Risk
Consequences	Effect on business opportunities, growth, investor climate, investor mindset, decision making, costs, planning, financial implications
Objectives/Vision	To be a compliant organisation and contribute in establishing a legal and regulatory framework which will support and enhance business opportunities

This is being addressed from two perspectives. From an internal perspective, specific audits have been implemented to ensure that Group companies are legally compliant. Quarterly compliance reviews reinforce these efforts. From an external perspective, the Group continues to campaign, through established lobby Groups, for clear and unambiguous policies and laws. Retrospective changes to tax legislation continue to be a major concern.

Headline Risk	Environment, Health and Safety Risk
Consequences	Effects on costs, image, performance at work
Objectives/Vision	Ensure a safe working environment and be socially responsible

Experts carried out a comprehensive EHS Survey of the Group companies and the recommendations are being implemented on a prioritised basis. Risk Surveys were also carried out by Aon Minet/ Delmege, the Group's insurance brokers and advisors, as a part of the Group's insurance strategy. The findings of these surveys have been forwarded to the subject companies and are being addressed. An expert in electrics and lighting has been appointed to audit all the properties in those respects. Steps have also been taken to heighten safety awareness among Group Employees.

Headline Risk	Stakeholders Risk
Consequences	Effect on costs, work efficiency and market growth
Objectives/Vision	Exceed expectations of Stakeholders

The Group believes that its success depends on the degree to which it can balance both profit and the interests of all Stakeholders. The Group's Corporate Social Responsibility plans and objectives have considered the Stakeholder expectations of a corporate in terms of responsibility, reliability, credibility and trustworthiness. The John Keells Social Responsibility Foundation has been registered as the vehicle to implement and achieve these. (See separate report).

Headline Risk	Macro Economics Risk (Lack of Infrastructure, Epidemics and Disease Control)
Consequences	Effect on costs, work efficiency and market growth
Objectives/Vision	Actively promote initiatives and projects and pro-actively participate and initiate important macro economic policies

The lack of enabling infrastructure has been identified as one of key inhibitors of economic growth. The Group continues to lobby the authorities for progress in this area through the Ceylon Chamber of Commerce, Trade Associations, and Lobby Groups and through direct dialogue.

Headline Risk	Capital and Financial Risk
Consequences	Effect on investment, costs and business climate
Objectives/Vision	Access and manage capital at the optimum level

Although the post tsunami appreciation of the Sri Lankan Rupee, because of its suddenness, resulted in a significant exchange translation loss, the capital and the financial risks, such as exchange rate and interest rate risks, of the Group, are proactively managed through the Central Treasury.

The implementation of SAP also gives the platform to implement a Group-wide credit control program. This is expected to be in place in the third quarter of 2005/06.

Headline Risk	Technology Risk
Consequences	Effect on new business opportunities, continuity of business, work processes and costs
Objectives/Vision	Deploy technology for competitive advantage

The e-enablement of business processes through the appointment of Business Solution Advisors at Sector level is well underway. The economic sustainability of a process is focused and discussed when considering and/or approving expenditure in new Plant and Equipment. Research and Development, particularly, in the F&B Sector is a key area that is still under discussion.

Prevention and Early Warning

The Group recognises that the effectiveness of a Risk Management programme is heavily dependent on the existence of suitably skilled Employees and carefully designed systems and procedures. Given the same, the Group employs qualified and experienced persons and, when and where necessary, employs consultants/experts, to design and develop systems that enable the early identification, prevention and minimisation of risks in areas such as Group Reputation, Business Acquisitions, Portfolio Management, Capital Expenditure, Operating Technology, Human Resources, Treasury, Finance, Accounting, Information Technology and Legal.

Disaster Recovery Plans, Safety Awareness Programs, Preventative Maintenance, Compliance Audits, Regular Monitoring of the Market and Financial Indicators, Internal Audit, Structured Training, Membership in Professional and Business Bodies are just a few of the vehicles, in addition to Risk Management, used in the early identification and prevention of controllable risks.

Risk Philosophy

John Keells recognises that Companies need to take risks to add value. However, it strives to avoid those risks that carry no compensating gains. The Group is aware that opportunities to enhance business management through better management of risks have always existed. The pro-active JKH Risk Management approach makes the connection between managing the business and managing risks more inter-dependent and more explicit.

The JKH Share

Market Capitalisation, Shares in Issue and Market Price

The Market Capitalisation as at 31 March 2005 was Rs.44.9 billion (331.6 million Shares in Issue valued at the market price Rs.135.50 per share). This compares with a Market Capitalisation of Rs.33.3 billion as at 31 March 2004 (300.1 million shares at a market price of Rs.111.00 per share).

Market Information on Ordinary Shares of the Company

	2004/2005	2003/2004
Market Value		
Highest Price (Rs.)	116.67 (08 Feb 2005)*	108.08 (27 Oct 2003)*
Lowest Price (Rs.)	80.83 (06 Apr 2004)*	40.18 (01 Apr 2003)*
As at year end (Rs.)	112.92*	84.09*

* Adjusted for the 1:5 Bonus Issue effective subsequent to the Balance Sheet date

	2004/2005	2003/2004
Trading Statistics		
Number of Transactions	11,221	22,645
Number of Shares Traded	69,072,553	114,791,600
% of Total Shares in Issue	20.8	38.3
Value of all Shares Traded (Rs.'000)	8,136,278	12,259,499
Average Daily Turnover (Rs.'000)	34,186	50,869
% of Total Market Turnover	10.6	15.0
Market Capitalisation (Rs.'000)	44,936,312	33,309,080
% of Total Market Capitalisation	10.0	10.6

The 35 per cent increase in Market Capitalisation was a result of an 11 per cent increase in the number of Shares in Issue and the 22 per cent increase in the market price.

In addition to the Shares In Issue, there were a further 11,928,984 shares equivalent of unexercised Employee Share Options (ESOPs) as at 31 March 2005. 6,425,134 of these ESOPs were eligible for immediate exercise whilst 1,375,962, 1,375,963 and 2,751,925 ESOPs were eligible for exercise on 29 March 2006, 29 March 2007 and 29 March 2008 respectively. (Also see Directors' Report on page 68)

It should be noted that the Shares in Issue as at 28 April was 331.7 million and has further expanded to 398.0 million shares as a result of the 1:5 bonus issue approved by the Shareholders at an EGM held on 25 May 2005.

Earnings Per Share

The Earning Per Share (EPS) in the period under review at Rs.5.73 is an increase of 12 per cent over the Rs.5.12 recorded in 2003/04. The EPS would have been much higher if not for the loss in Profit Attributable suffered by the Leisure Sector as a


JKH Share Volumes and Relative Performance vs Market
160
140
120
100
80
60
40
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Apr-04
May-04
Jul-04
Aug-04
Sep-04
Nov-04
Dec-04
Jan-05
Mar-05
Vol
JKH
MPI
ASPI

result of the tsunami in the last quarter of 2004/05, a quarter which is traditionally the peak season for this Sector. The impact of this event on the Profit Attributable to the Group is estimated at Rs.750 million. The EPS, if not for this impact, would have been Rs.7.15, a growth of 40 per cent.

EPS prior to Exceptional/Extraordinary items was Rs.5.26 (excludes Rs.185 million received as insurance proceeds) compared to Rs.5.77 recorded last year.



5 Year EPS Movement
2000/01
2001/02
2002/03
2003/04
2004/05
1.00
2.00
3.00
4.00
5.00
6.00
EPS Prior to Exceptional / Extra-ordinary Items
EPS

Price Earnings Ratio

The Price Earnings Ratio (PER), as at 31 March 2005, was 19.7 times as compared to the 16.4 times as at 31 March 2004. PER calculated excluding Exceptional/Extraordinary items is 21.5 times compared to 14.6 times last year. On both perspectives, the JKH share was trading at a premium to the Market PER which on 31 March 2005 was estimated at 12 times.

Valuation Yardsticks	2004/05	2003/04	2002/03
PER	21.5	14.6	11.0
EV/EBITDA	10.0	7.7	5.5
Price/Book	2.4	1.8	1.4
Dividend Yield	2.6%	2.7%	4.5%
Total Shareholder Returns	37%	111%	26%

Share Price, Share Volumes and Market Indices

During the period under review, the JKH Share Price ranged between a low of Rs.80.83 (unadjusted Rs.97.00) and a high of Rs.116.67 (unadjusted Rs.140.00), closing the year at Rs.112.92 (unadjusted Rs.135.50).

The JKH Share Price (adjusted) appreciated by 34 per cent in the year to March 2005 which was higher than the 18 per cent increase in the Milanka Price Index (MPI), the benchmark for Blue Chip Companies on the Colombo Stock Exchange (CSE) but lower than the 36 per cent increase recorded by the All Share Price Index (ASPI) which was mainly driven by retail speculation in smaller capitalised companies. It is noteworthy that the JKH Share Price increased by 20 per cent in the post tsunami last quarter of 2004/05 as compared to the 17 per cent and 13 per cent increases in the ASPI and the MPI during the same period. Trading volumes in this last quarter were significantly higher than the previous quarters.



Gross Dividend vs Dividend Per Share
(Rs. million)
(Rs.)
1200
1000
800
600
400
200
0
5
2.5
0
95/96
96/97
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05
Gross Dividend
DPS

Dividends Per Share and Gross Dividends

In addition to the 20 per cent Interim Dividends already declared and paid, the Board has recommended for approval by the Shareholders at the AGM, a 10 per cent Third and Final Dividend based on the Profits of 2004/2005. This is a Total Dividend of 30 per cent as compared to the 25 per cent declared and paid out of the 2003/04 Profits. The 10 per cent Final Dividend will apply to the shareholding base post the 1:5 bonus issue approved by the Shareholders in May 2005.

On the basis of the above, the Gross Dividend paid and payable out of the 2004/05 Profits will be Rs.1.06 billion (Net Dividend of Rs.1.03 billion) compared to the Gross Dividend of Rs.0.80 billion (Net Dividend of Rs.0.73 billion) paid out of the 2003/04 Profits, an increase of 33 per cent.



Enterprise Value vs Annual Total Shareholder Returns
(Rs. billion)
(%)
50
40
30
20
10
0
120
50
-20
2000/01
2001/02
2002/03
2003/04
2004/05
EV
TSR

Total Shareholder Return

The Total Shareholder Return on a JKH Share in 2004/05 was 37 per cent compared to the 111 per cent in the previous year and the one year T-bill rate of 7.76 per cent as at 31 March 2005. The compound annual TSRs over the past 3-year, 5-year and 10-year periods are 53 per cent, 40 per cent and 25 per cent respectively, compared to averages of approximately 46 per cent, 30 per cent and 10 per cent registered by the rest of the top ten capitalised Companies on the Colombo Stock Exchange.

Enterprise Value

The Enterprise Value as at 31 March 2005 at Rs.46.6 billion is a 39 per cent increase over the Rs.33.6 billion as at 31 March 2004, a result of a higher Market Capitalisation and an increase in Net Debt of Rs.1.4 billion (excludes the debt of Mercantile Leasing Limited and Monarch Customer advances).

Price to Book Ratio

The Price to Book ratio as at 31 March 2005 of 2.4 was a healthy 32 per cent increase over the 1.8 as at 31 March 2004 reflecting the positive investor perception of the Group in terms of Profits, Balance Sheet strength and growth.



ROE vs ROCE
12.7%
10.2%
9.8%
6.2%
14.5%
14.3%
16.3%
15.7%
12.9%
11.6%
2000/01
2001/02
2002/03
2003/04
2004/05
ROE (Prior to Exceptional Items)
ROCE (Prior to Exceptional Items)

Return on Equity

The Return on Equity (prior to Exceptional / Extra-ordinary items) decreased by 26 per cent from 15.7 per cent in 2003/04 to 11.6 per cent in 2004/05. This was a combination of a 21 per cent drop in the Pre Tax Return on Capital Employed (prior to Exceptional / Extra-ordinary items) from 16.3 per cent to 12.9 per cent (explained in the Financial Review), a significant increase in Income Tax, arising out of legislative changes and limitations in the recoupment of brought forward tax losses and Minority Interest off-set to some extent by a higher Debt:Equity Ratio at 27.6 per cent compared to the 18.3 per cent at the end of the previous year. The ROE if not for the tsunami impact would have been 15.8 per cent.



EBIT Analysis (Disparity between ROE-ROCE)
Rs.('000)
1,527,182
15%
20%
14%
51%
1,206,287
27%
24%
4%
45%
2,138,333
15%
15%
8%
62%
2,833,899
16%
10%
7%
67%
3,557,935
11%
18%
12%
59%
2000/01
2001/02
2002/03
2003/04
2004/05
Net Profit
MI
Taxation
Interest

Liquidity

The average Daily Turnover of the JKH Share at Rs.34 million was 11 per cent of the average Daily Turnover of the Market at Rs.312 million. In terms of volume, 290,221 shares of JKH Shares traded on average per day ranging from highs of 548,326 and 528,672 in July and June 2005 to a low of 86,768 in November 2005. The average represents an annualised JKH Share Turn ratio of 0.2 times vs 0.5 times last year.

Free Float

The Colombo Stock Exchange (CSE) defines the free float of a Company as the percentage of Shareholders, excluding directors' Shareholdings, who hold less than a 3 per cent stake in the Company. According to this definition the JKH free float is 72.61 per cent.

- The issued Ordinary Shares of John Keells Holdings Limited are listed on the Colombo Stock Exchange.
- Stock exchange ticker symbol for John Keells Holdings shares : JKH
- Newswire codes

  Bloomberg : JKH.SL   Dow Jones : P.JKH   Reuters : JKH.CM

Distribution of Shareholders

	31st March 2005				31st March 2004			
	No. of Shareholders	%	No. of Shares Held	%	No. of Shareholders	%	No. of Shares Held	%
Less than 1,000	5,122	64.11	1,082,726	0.33	4,085	57.72	1,075,305	0.36
1,001 to 5,000	1,568	19.62	3,623,837	1.09	1,649	23.30	3,778,108	1.26
5,001 to 10,000	492	6.16	3,548,246	1.07	522	7.38	3,752,188	1.25
10,001 to 50,000	512	6.41	10,561,297	3.18	525	7.42	11,005,259	3.67
50,001 to 100,000	95	1.19	6,518,627	1.97	87	1.23	6,106,364	2.03
100,001 to 500,000	100	1.25	22,091,125	6.66	114	1.61	24,188,209	8.06
500,001 to 1,000,000	32	0.40	22,162,944	6.68	37	0.52	26,425,717	8.81
Over 1,000,000	69	0.86	262,044,463	79.02	58	0.82	223,750,645	74.56
Total	7,990	100	331,633,265	100	7,077	100	300,081,795	100

Distribution and Composition of Shareholders

The total number of Shareholders as at 31 March 2005 was 7,990 as compared to the 7,077 as at 31 March 2004.

Of the above, 83.7 per cent of the Shareholders held 1.4 per cent of the total Shares at an average of 704 shares per person. At the other extreme, 2.5 per cent of the Shareholders held 92.4 per cent of the shares at an average of 1,523,883 shares per person.

In terms of composition, 90.5 per cent of the Shares in Issue as at 31 March 2005 was held by the Public and 9.5 per cent of the Shares was held by the Directors, Executives and connected parties.


Trend in Composition of Shareholders
36%
56%
3%
4%
29%
64%
2%
4%
30%
57%
10%
3%
45%
44%
8%
3%
47%
44%
7%
2%
2000/01
2001/02
2002/03
2003/04
2004/05
Directors and Spouses
Executives and Connected Persons
Public - Resident
Public - Non Resident and GDRs

Of the Shareholders as at 31 March 2005, 53.35 per cent was held by Residents and 46.65 per cent was held by Non Residents.

Composition of Shareholders

	31st March 2005			31st March 2004		
	Number of Shareholders	Number of Shares held	%	Number of Shareholders	Number of Shares held	%
Directors and Spouses	8	7,490,344	2.26	7	8,336,011	2.78
Executives and Connected Persons	106	23,963,037	7.23	97	24,076,083	8.02
Public - Resident						
Institution	499	50,548,122	15.24	521	50,015,115	16.67
Individual	7121	94,914,403	28.62	6,232	83,179,132	27.72
Public - Non Resident						
Institution	91	113,444,294	34.21	83	98,154,842	32.71
Individual	164	40,563,147	12.23	136	35,675,232	11.89
Global Depository Receipts	1	709,918	0.21	1	645,380	0.22
	7,990	331,633,265	100.00	7,077	300,081,795	100.00

Twenty Largest Shareholders of the Company

	31st March 2005		31st March 2004	
Shareholder's Name	No. of Shares	%	No. of Shares	%
Mr S.E.Captain	37,753,542	11.38	30,000,026	10.00
Mr R.Rajaratnam	35,032,556	10.56	30,279,960	10.09
The Emerging Markets South Asian Fund	10,590,352	3.19	11,454,942	3.82
Mr A.A.N. de Fonseka	9,814,345	2.96	8,461,080	2.82
Arisaig India Fund Limited	8,645,670	2.61	7,859,700	2.62
Mr K.Balendra	8,318,816	2.51	8,144,379	2.71
FS Asia Pacific	8,200,000	2.47	12,000,000	4.00
Genesis Group Trust Emerging Markets Fund	7,511,204	2.26	6,828,368	2.28
Rubber Investment Trust Limited	5,807,384	1.75	5,468,531	1.82
FS Global Emerging Markets Fund	5,548,912	1.67	5,735,248	1.91
Ohio State Teachers Retirement System	4,869,774	1.47	4,427,068	1.48
Explorer Capital (international) Services Ltd	4,576,266	1.38	-	0.00
CEI Plastics Ltd	4,450,572	1.34	-	0.00
Coal Staff Superannuation Trusties	4,275,046	1.29	3,328,224	1.11
Mrs S.Balendra	4,072,854	1.23	3,884,413	1.29
L.A.Captain	4,070,917	1.23	-	0.00
Aberdeen Far East Emerging Economies Unit Trust	3,825,384	1.15	3,457,142	1.15
GCBOI Asia Pacific Fund	3,713,000	1.12	-	0.00
Aberdeen Global Asia Pacific Fund	3,553,250	1.07	-	0.00
The Ceylon Investment Company Limited	3,473,228	1.05	3,157,480	1.05

History of Dividends & Scrip Issues

Scrip Issues since FY1992

Year ended 31st March	Issue	Basis	No. of new shares (million)	Ex-Date
1992	Rights @ Rs.160*	1:4	2.50	16-Jan-92
1993	Bonus	1:5	2.50	03-Sep-92
1994	GDRs	n/a	4.50	n/a
1995	Bonus	1:6	2.50	19-Jan-94
1995	Rights @ Rs.200*	1:6	2.50	19-Jan-94
1996	Bonus	1:7	3.50	20-Dec-95
1997	Bonus	1:7	4.00	20-Jan-97
1998	Bonus	1:4	8.02	09-Jan-98
2000	Bonus	1:5	8.09	15-Jun-99
2000	Bonus	1:4	12.14	05-Jan-00
2001	Bonus	2:1	122.36	27-Jul-00
2004	Bonus	1:4	46.94	10-Jun-03
2004	Private Placement	n/a	24.00	21-Oct-03
2004	Rights @ Rs.75*	1:7	37.42	07-Nov-03
2004	Bonus	1:10	30.02	13-May-04

* Unadjusted prices

Note : In April 2005 a 1:5 bonus was announced. If approved, this issue will be effected in June 2005.

GDR History (in terms of ordinary shares, million)

Year ended 31st March	Issued*	Converted	Balance
1994	4.50	0.00	4.50
1995	0.00	0.21	4.29
1996	0.59	0.20	4.67
1997	0.27	2.80	2.14
1998	0.28	1.06	1.37
1999	0.00	0.75	0.63
2000	0.26	0.52	0.36
2001	0.72	0.23	0.85
2002	0.00	0.17	0.68
2003	0.00	0.16	0.52
2004	0.13	0.00	0.65
2005	0.06	0.00	0.71

* First issued in FY1994 and subsequently increased along with bonus issues of ordinary shares

* GDRs/Ordinary shares = 1:2

Dividends since FY1992

Year	Rate (%)	Net Dividends (Rs.'000)
1991/92	30	34,701
1992/93	25	35,754
1993/94	25	47,340
1994/95	35	84,285
1995/96	28	77,586
1996/97	30	92,050
1997/98	40	155,783
1998/99	40	151,343
1999/00	30	168,150
2000/01	20	353,128
2001/02	20	329,869
2002/03	20	342,203
2003/04	25	725,783
2004/05	30	1,027,497

Employee Share Options

Year ended 31st March	No. of options exercised (million)
1997	0.02
1998	0.16
1999	0.27
2000	0.47
2001	0.02
2002	1.78
2003	2.30
2004	4.08
2005	1.53

* First exercised in FY1997

Share Capital

Year ended 31st March	No. of shares in issue (million)
1990	10.00
1991	10.00
1992	12.50
1993	15.00
1994	24.50
1995	24.50
1996	28.00
1997	32.02
1998	40.21
1999	40.47
2000	61.18
2001	183.56
2002	185.35
2003	187.64
2004	300.08
2005	331.63

Consolidated Group Performance

Overview

Headline Profitability of the Group in the period under review was;

- Earnings Before Interest and Tax (EBIT) at Rs.3.56 billion was 26 per cent higher than the Rs.2.83 billion, or 3 per cent higher than the pre-exceptional Rs.3.45 billion, achieved in the previous year despite the approximate Rs.0.93 billion EBIT foregone, mainly in the Leisure Sector, as a result of the negative impact of the tsunami.
- Profit Before Taxation (PBT) at Rs.3.15 billion was 33 per cent above the Rs.2.37 billion, or 5 per cent higher than the pre-exceptional Rs.2.99 billion, achieved in the previous year, despite the approximate Rs.0.90 billion PBT foregone as a result of the negative impact of the tsunami.
- Profit After Taxation (PAT) at Rs.2.51 billion was 20 per cent above the Rs.2.09 billion, or 2 per cent below the pre-exceptional Rs.2.57 billion, achieved in the previous year, despite the approximate Rs.0.84 billion PAT foregone as a result of the negative impact of the tsunami.
- Profit Attributable to the Group, after accounting for the Profit from tsunami related Insurance Proceeds (shown as an Extra-Ordinary Item in the Income Statement in compliance with Sri Lanka Accounting Standards) at Rs.2.28 billion was 21 per cent above the Rs.1.89 billion, or 7 per cent higher than the pre-exceptional Rs.2.13 billion, achieved in the previous year, despite the approximate Rs.0.75 billion foregone as a result of the negative impact of the tsunami.

  The table below compares the headline profitability of 2004/05 with that in 2003/04 on a like with like basis.

Review of Comparable Profits

(Rs.million)

2003/04		2004/05	Tsunami Impact**	2004/05* (Adjusted)
3,449	Earnings Before Interest and Tax	3,558	(929)	4,487
2,991	Profit Before Tax	3,151	(900)	4,051
2,565	Profit After Tax	2,506	(835)	3,341
2,129	Profit Attributable to the Group	2,092	(750)	2,842
16.3%	ROCE %	12.9%		16.1%
15.7%	ROE %	11.6%		15.8%

NOTE: All figures are approximations and stated before Exceptional / Extra-ordinary Items

*Adjusted for tsunami impact

**Operational impact of tsunami

Group Net Assets grew by 9 per cent to Rs.18.82 billion as at 31 March 2005 from Rs.17.23 billion as at 31 March 2004, while Total Assets grew by 23 per cent to Rs.39.70 billion as at 31 March 2005 from the Rs.32.34 billion as at 31 March 2004. The growth in Total Assets was mainly a result of the acquisition of a further stake in Trans Asia and the purchase of Mercantile Leasing Limited during the year under review.

Debt / Equity as at 31 March 2005 was 27.6 per cent compared to the 18.3 per cent as at 31 March 2004. The debt of Mercantile Leasing Limited, a company whose main activity is the provision of Leasing Finance and therefore Debt is treated like "stock in trade", has been excluded in calculating this ratio.

The Pre-tax Return on Capital Employed (ROCE) at 13.7 per cent increased by 2 per cent over the 13.4 per cent achieved in the previous year, while the Pre-tax Return on Capital Employed, before exceptional items, at 12.9 per cent decreased by 21 per cent from the 16.3 per cent achieved in the previous year. If the tsunami impact was allowed the ROCE, before exceptionals, in the current year would have been aproximately 16.1 per cent.


Group EBIT and Net Profit Analysis
(Rs. billion)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2002/03
2003/04
2004/05
Profit to Shareholders after Exceptional
Profit to Shareholders before Exceptional
EBIT after Exceptional Items
EBIT before Exceptional Items

The Return On Equity (ROE) at 12.6 per cent decreased by 10 per cent from the 14.0 per cent achieved in the previous year, while the ROE before exceptional/Extra-Ordinary items, at 11.6 per cent decreased by 26 per cent from the 15.7 per cent achieved in the previous year. If the tsunami impact was allowed the ROE before exceptionals, in the current year would have been approximately 15.8 per cent. Increased taxation, arising out of changes to tax legislation, limits in setting off carried forward tax losses and the accounting treatment, at a consolidation level, of withholding taxes on Dividends Received, was a key cause, in addition to the negative tsunami impacts of the decreased ROE. The Effective Rate of Taxation at 20.5 per cent in 2004/05 is 71 per cent higher than the 12.0 per cent in 2003/04.

Earning per Share (EPS), diluted, at Rs.5.73 is 12 per cent higher than the comparative Rs.5.12 in the previous year. If exceptional, and extra-ordinary (in terms of accounting) items are excluded, the EPS, diluted, at Rs.5.26 is 9 per cent lower than the comparative Rs.5.77 in the previous year. If the tsunami impact was allowed, the EPS prior to Exceptional/Extra-ordinary Items would have been Rs.7.15.

Revenue

Group Revenue, before the share of Associate Company Turnover, at Rs.23.65 billion was 6 per cent above the Rs.22.28 billion recorded in the previous year. The Supply of Goods to Supply of Services in 2004/05 was 63:37 compared to the 64:36 in 2003/04. In absolute terms, Revenue from the Supply of Goods grew by 5 per cent to Rs.14.90 billion in 2004/05 from the Rs.14.20 billion in 2003/04, while the Revenue from the Supply of Services grew by 8 per cent to Rs.8.75 billion in 2004/05 from the Rs.8.08 billion in 2003/04.

Group Revenue, including that from Associate Companies, at Rs.26.80 billion was 5 per cent above the Rs.25.62 billion recorded in 2003/04. It is noted that 88 per cent of this Revenue emanated from Sri Lanka as compared to the 87 per cent in the previous year and still reflects a geographical concentration risk. Financial Services and Transportation with Revenue increases, over the previous year of 45 and 39 per cent respectively, were the main gainers while Property Development with a Revenue decrease of 22 per cent below the previous year, because of lower apartment sales at Crescat Residencies due to reduced availability, was the main loser. Cash received from the pre-sales of the Monarch Apartments has not been recognised as Revenue in the 2004/05 accounts.

Cost of Sales and Operating Expenses

The implementation of the SAP based Enterprise Resource Planning has enabled the more accurate capture of costs and has also resulted in some reclassification and for these reasons the comments that follow are wholistic.

Total Operating Costs, including the Cost of Sales, were marginally higher at 90 per cent of Revenue as compared to the 89 per cent of Revenue in the previous year. The effect of a lower dilution of the Fixed Costs in Leisure because of lower than expected Revenues, arising out of the tsunami affected last quarter, is the main reason for this increase.

Earnings Before Interest and Tax (EBIT)

Group Earnings before Interest and Tax (EBIT) at Rs.3.56 billion was 26 per cent higher than the Rs.2.83 billion recorded in 2003/04, despite the approximate Rs.0.93 billion tsunami negative impact on the EBIT in 2004/05. As indicated earlier, (see table - Review of Comparable Profits - page 34), on a like with like basis, the EBIT, allowing for the tsunami impact, at Rs.4.49 billion in 2004/05 would have been 30 per cent above the corresponding pre exceptional EBIT of Rs.3.45 billion in the previous year.

At the Pre Exceptional level, the main contributors to the Group EBIT were the Transportation and Leisure Segments with Rs.1.83 billion and Rs.0.84 billion respectively. Although the Leisure EBIT was below the previous year by 14 per cent, the City Hotels performed well to record a 74 per cent growth. The Food & Beverage EBIT was 9 per cent below the previous year's, despite a better than previous year showing by the Food & Beverage Retail Segment. While the Plantations with a 15 per cent increase did better than the previous year on the back of a strong showing by Tea Smallholders, the Financial Services EBIT was lower than the previous year's by 40 per cent due to lower profitability at John Keells Stockbrokers and Nations Trust Bank and the tsunami impacted Union Assurance. This, however, was offset to some extent by the Rs.0.086 billion EBIT of the newcomer, Mercantile Leasing Limited. The Property Development Sector was below its previous year's EBIT by


(Rs.'000)
Group and Sectoral EBIT Analysis
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
(500,000)
6%
9%
3%
2%
20%
47%
13%
3%
10%
6%
8%
2%
28%
35%
8%
11%
4%
5%
24%
51%
7%
(1)%
2002/03
2003/04
2004/05
Food & Beverage
Transportation
Leisure
IT
Financial Services
Property Development
Plantations
Centre & Others
Note: EBIT stated before Exceptional / Extra-ordinary Items

32 per cent because of the reduced availability of apartments for sale at Crescat Residencies. The Information Technology Sector had a poor year despite a good performance from JKOA.

Taxation

Income Tax in the value of Rs.0.65 billion was 124 per cent higher than the Rs.0.29 billion in the previous year. This translates to an Effective Tax Rate of 20 per cent in 2004/05 as compared to the 12 per cent in 2003/04. The main reasons for the increase in Taxation, other than for the Rs.0.22 billion arising out of an increase in tax adjusted profits mainly because of the non availability, in 2004/05, of the Rs.0.09 billion Ceylon Cold Stores tax saving from the VRS in 2003/04, a Rs.0.07 billion because of an increase in profits and the Rs.0.05 billion payable because of the 35 per cent limit on carried forward tax losses, are a Rs.0.03 billion of unrecoverable Economic Service Charges, additional taxes of Rs.0.08 billion paid on agreement of assessments and a Rs.0.01 billion charge because of changes to the treatment of withholding tax on dividends, arising out of a ruling of the UITF of the Institute of Chartered Accountants of Sri Lanka.

Profit After Taxation

Profit After Taxation (PAT) at Rs.2.51 billion was 20 per cent above the Rs.2.09 billion achieved in the previous year despite the approximate Rs.0.83 negative tsunami impact on PAT in 2004/05. As indicated earlier, (see table - Review of Comparable Profits - page 34), on a like with like basis, the PAT, allowing for the tsunami impact, at Rs.3.34 billion in 2004/05 would have been 30 per cent above the corresponding pre exceptional PAT of Rs.2.57 billion in the previous year. The main contributors to PAT, in 2004/05, were Transportation with Rs.1.66 billion and Leisure with Rs.0.72 billion. Plantations, Food and Beverage, Real Estate and Financial Services made positive contributions while Information Technology made a loss.

Minority Interest

Minority Interest in the value of Rs.0.41 billion was 105 per cent above the Rs.0.20 billion in the previous year. The Rs.0.41 billion excludes the minority share of Rs.0.02 billion included in the Extra-ordinary Item.

Extra-Ordinary Item

The Extra-Ordinary Item, presented as such because of the requirements of the Sri Lanka Accounting Standards, represents the profit arising out of the tsunami related Insurance Proceeds and at Rs.0.19 billion was net of tax and minority interest.

Profitability Measures*	2004/05	2003/04	2002/03
Growth in EPS	-9%	55%	140%
Growth in EBIT	3%	60%	67%
ROCE	13%	16%	15%
ROE	12%	16%	14%

* All figures are prior to exceptional/extra-ordinary items

Profit Attributable to the Group

The Profit Attributable to the Group at Rs.2.28 billion was 21 per cent higher than the Rs.1.89 billion achieved in 2003/04 despite the approximate Rs.0.75 billion tsunami negative impact on the Profit Attributable in 2004/05. As indicated earlier, (see table - Review of Comparable Profits - page 34), on a like with like basis, the Profit Attributable, allowing for the tsunami impact, at Rs.2.84 billion in 2004/05 would have been 33 per cent above the corresponding pre exceptional Profit Attributable of Rs.2.13 billion in the previous year.

Quarterly Performance - At a Glance

	FY2004/05			
	Cumulative			
Rs.millions	Q1	Q2	Q3	Q4
Net Turnover	5,153	10,918	17,667	23,646
PBT	759	1,761	2,642	3,151
Food and Beverage	43	71	66	162
Transportation	432	879	1,336	1,813
Plantations	60	148	259	283
Leisure	136	488	866	810
Information Technology	10	1	-21	-5
Financial Services	48	125	124	167
Real Estate	57	108	138	147
Other	-25	-59	-127	-226
Profit Attribuable to Shareholders	537	1,221	1,793	*2,092
Total Assets	32,427	36,963	38,723	39,700
Shareholders' Funds	17,369	18,047	18,322	18,816
Total Debt	3,966	7,267	9,466	9,105
Closing Share Price (Rs.)**	89.58	88.13	91.66	112.92

* Prior to Extra-ordinary Item

** Adjusted for the recommended 1:5 Bonus Issue effective subsequent to the Balance Sheet date


Quarterly Turnover
(Rs. million)
25,000
20,000
15,000
10,000
5,000
0
22,285
5,801
6,109
5,429
4,946
23,646
5,979
6,749
5,765
5,153
2003/04
2004/05
Q1 Q2 Q3 Q4


Quarterly Profit Before tax
(Rs. million)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(500)
2,376
1,101
873
619
(216)
3,151
509
881
1,002
759
2003/04
2004/05
Q1 Q2 Q3 Q4

Group Financial Position and Liquidity

Non Current Assets

The Group's Non-Current Assets, as at 31 March 2005, at Rs.26.11 billion was an increase of 16 per cent over the Rs.22.54 billion as at 31 March 2004. The main constituents were Property, Plant and Equipment at Rs.20.02 billion, Investments in Associates at Rs.2.63 billion, Lease and Rentals Recoverable at Rs.1.50 billion and Bottles and Crates at Rs.0.45 billion.

Property, Plant and Equipment additions during the year was Rs.2.31 billion. Leisure, Food & Beverage, Property Development and Plantations accounted for most of this with Rs.1.11 billion, Rs.0.33 billion, Rs.0.32 billion and Rs.0.25 billion respectively.

At the Company level, the Investments in Subsidiaries and Joint Ventures grew by 41 per cent to Rs.13.16 billion, as at 31 March 2005, from the Rs.9.35 billion as at 31 March 2004. This increase was mainly as a result of additional investment in Trans Asia Hotel Limited and the acquisition of Mercantile Leasing Limited.

Working Capital

The Net Working Capital of the Group as at 31st March 2005 was Rs.1.68 billion, a decrease of 54 per cent from the Rs.3.63 billion as at 31 March 2004.



Liquidity Management
(Rs. million)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2000/01
2001/02
2002/03
2003/04
2004/05
Current Assets
Current Liabilities
Cash and Short-Term Deposits

Short Term Investments and Cash In Hand and At Bank, net of Bank Overdraft, as at 31 March 2005, were Rs.3.50 billion compared to the Rs.2.68 billion as at 31 March 2005. Short Term Borrowings as at year end, at Rs.3.61 billion was substantially higher than the Rs.0.96 billion as at previous year end. The average Inventory at Rs.1.56 billion was 13 per cent higher than the previous year's Rs.1.38 billion while the 42 per cent increase in Trade and Other Receivables was matched by the 45 per cent increase in Trade and Other Payables which included the Rs.0.92 billion received as Monarch advances.

Activity and Liquidity Ratios

Activity

Total Asset Turnover, in 2004/05, at 0.74 was significantly below the 0.98 recorded in 2003/04 and reflects the approximate Rs.3.5 billion Leisure Revenue lost as a result of the tsunami. Even if this had been included, the Total Asset Turnover would have been only 0.84, indicating less efficiency in the utilisation of assets. Property, Plant and Equipment Turnover (PPET), in 2004/05, at 1.22 is also lower than the 1.77 recorded in 2003/04. If the tsunami impacted Revenue was included, the PPET would have been 1.56.

Efficiency Measures	2004/05	2003/04	2002/03
Property, Plant & Equipment Turnover	1.2	1.8	1.8
Asset Turnover (no. of times)	0.7	1.0	0.9

Average Inventory as a function of Revenue, excluding Associate Company Revenue, at 6.6 per cent in 2004/05 is higher than the 6.2 per cent in the previous year, while the Days Trade Receivables at 71 days, as at 31 March 2005, were significantly higher than the 52 days as at 31 March 2004. These ratios indicate a lower efficiency in Working Capital Management compared to the previous year.

Liquidity Measures	2004/05	2003/04	2002/03
Current Ratio	1.1	1.6	1.2
Quick Ratio	0.8	0.8	0.7

Liquidity

The Current Ratio of the Group at the year end at 1.1 is below the 1.6 at the end of the previous year, while the Quick Ratio at 1.00 at the year end is significantly below the 1.35 at previous year end. The lowering of these ratios are mainly a result of the increased Short Term Borrowings.

Capital Structure

The Total Assets of the Group, as at 31 March 2005, in a value of Rs.39.70 billion was funded by Shareholders Funds, Minority Interest, Long Term Creditors and Short Term Creditors in the proportions of 47 per cent, 9 per cent, 13 per cent and 30 per cent respectively. The Long Term portion of the aforesaid funding is 70 per cent and this is comprised of Shareholder Funding of 67 per cent, Minority Interest of 13 per cent and Debt Providers of 20 per cent.

Leverage and Solvency Measures	2004/05	2003/04	2002/03
Debt/Equity	28%	18%	35%
Long term Debt/Total Debt	27%	40%	36%
Financial Leverage Multiplier (no. of times)	1.8	1.5	1.7
Interest Cover (no. of times)	8.7	6.2	6.5

Leverage and Interest Cover Ratios

Structure

The Financial Leverage Multiplier as at 31 March 2005, was 1.76 as compared to the 1.46 as at 31 March 2004 and reflects the better usage of Shareholder and Minority Funds in financing Total Assets.


Trend in Capital Structure
20%
15%
64%
26%
13%
61%
26%
13%
61%
15%
19%
66%
22%
13%
65%
00/01
01/02
02/03
03/04
04/05
Shareholders' Funds
Minority Interest
Total Debt

Debt

The Debt/Equity Ratio as at 31 March 2005 was 27.6 per cent as compared to the 18.3 per cent as at 31 March 2004. As mentioned earlier, the debt of Mercantile Leasing Limited, a company engaged in providing Leasing Finance, has been recognised as "stock in trade" and has therefore been excluded in calculating this ratio.

The Total Debt of the Group, including Mercantile Leasing, as at 31 March 2005 was Rs.9.10 billion as compared to the Rs.4.06 billion as at 31 March 2004. The Mercantile Leasing Debt as at 31 March 2005 was Rs.2.89 billion. The Long Term portion of the Total Group Debt was 27 per cent as at 31 March 2005 as compared to the 40 per cent as at 31 March 2004 and reflects the current greater dependency of the Group on Short Term Borrowings.


Interest Coverage
(Rs. billion)
No. of times
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
10
9
8
7
6
5
4
3
2
1
0
6.9
3.7
6.5
6.2
8.7
2000/01
2001/02
2002/03
2003/04
2004/05
EBIT
Finance Expenses
Interest Cover

Interest Cover

Interest Cover at 8.7 times in 2004/05 was significantly better than the 6.2 times in 2003/04 and when viewed with the low Debt Equity Ratio reflects the Group's potential Debt Capacity.

Cash Flow

The Net increase in Cash and Cash Equivalents was Rs.1.03 billion during 2004/05. The Cash Generated from Operating Activities, excluding Short Term Borrowings of Rs.1.57 billion, in 2004/05, was Rs.4.61 billion as compared to the Rs.2.89 billion in the previous year. Of the total Rs.6.18 billion cash, including the Short Term Borrowings, Rs.4.26 billion was used in Investing Activities and Rs.1.03 billion was used in Financing Activities. The main Investing Activities were the purchase of Property, Plant and Equipment-value Rs.2.29 billion, acquisition of Interest in Subsidiaries, mainly Trans Asia,-value Rs.1.63 billion and the purchase of Mercantile Leasing- value Rs.0.54 billion. The Dividends Paid of Rs.1.08 billion was the main element in the net Cash Outflow in Financing Activities.

Statement of Changes in Equity

Total Group Equity, as at March 2005, was Rs.18.82 billion, an increase of Rs.1.59 billion from the Group Equity of Rs.17.23 as at 31 March 2004. The key elements in this movement are the Profit Attributable for 2004/05 of Rs.2.28 billion off-set by Dividends Paid in the period 2004/05 of Rs.1.08 billion.

Portfolio Movements and Evaluation

As a diversified holding, JKH recognises the importance of monitoring its portfolio, managing the portfolio risks and increasing the portfolio value by maintaining minimum performance hurdles for its businesses.

- "Financial Filter" that has the JKH Hurdle Rate as its cornerstone.
- "Growth Filter" which evaluates a business in terms of its industry attractiveness.
- "Strategic Filter" that critiques the Long Term Competitive Advantage of a business/industry by evaluating the strength of competitive forces, specific Geographic concentration, Regulatory changes and Civil War impacts etc.

A company or SBU that continues to fall short of the required hurdle (financial filter) would be placed under close scrutiny and will be critically assessed with a view to restructuring, re-organising and/or re-strategising. If a company does not meet the hurdle return or does not show promise of achieving the hurdle return and if it fails to meet the criteria set by the Growth, Strategic and Complexity filters, then, it is earmarked for divestment.

Given below is a graphical representation of an output of the JKH Portfolio Review and Evaluation Process;



Portfolio Analysis
ROCE vs Capital Employed 2004/2005
ROCE (%)
50
40
30
20
10
0
(10)
Transportation
Broking and Warehousing
Financial Services
Destination Management
F&B Manufacturing
Plantations
Resort Hotels
City Hotels
Property Development
F & B Retail
IT
Hurdle Rate 18%
0
5,000,000
10,000,000
15,000,000
20,000,000
25,000,000

industry/business risks, ability to control value drivers and the competencies and critical success factors already inherent in the Group Company.

- "Complexity Filter" which considers factors such as Senior Management time and the Risk to Brand, Image and Reputation.

JKH determines its Hurdle Rate (or Required Rate of Return) on an annual basis. This is a function of the Weighted Average Cost of Capital, derived from the Group's Cost of Equity, Cost of Debt, Target Leverage, Tax Rates, and the value creation premium required over and above the Weighted Average Cost of Capital.

A portfolio review is formally conducted, at the GEC level, bi-annually and as and when a new investment is considered. The Operating Structure and the Planning and Monitoring procedures of the Group combine in ensuring that the Return on Capital, at a business unit level. are regularly reviewed against the target set for it. Such reviews also include discussions on Industry and Competitor analysis. Business and Industry risks are assessed under headings such as Customer concentration, Supplier/JV Partner dependence, probability of new Entrants- local and international, Labour, Cyclicality,

As indicated by the graph, most sectors performed below the "financial filter" hurdle rate expectations this year in 2004/05, the exceptions being Transportation, Broking and Warehousing and Financial Services.

Leisure fell from the previous year levels as a result of the negative tsunami impacts on its Earning before Interest and Tax and delayed returns on a higher capital base. The capital base increased because of the expenditure associated with the refurbishment of Trans Asia and the capacity expansion at the Colombo Plaza.

Food & Beverage also suffered a decline in returns from the levels of the previous year as its capital base expanded with substantial expenditure on supermarket expansion and the EBITs in the Manufacturing Sector being negatively impacted by increased cost of inputs arising from new taxes and other macro factors.

Plantations recorded an improvement in returns because of a good performance by Tea Smallholders. Property Development returns though below hurdle rate as at present holds much promise in the future. Information Technology recorded a negative ROCE because of a poor showing by its software operations. This Sector is currently under Strategic review.

Acquisitions and Restructuring Exercises

JKH's portfolio of holdings experienced a number of changes during the year, with the

- Acquisition of Mercantile Leasing Limited
- Increase in shareholding in Trans Asia Hotels Limited
- Merger of Ceylon Cold Stores Limited with Ceylon Cold Stores (Distributors) Limited, and
- Restructuring of the Group's Resort Hotel Sector under the single umbrella of John Keells Hotels Limited.

On 14 July 2004, JKH acquired a 50.3 per cent stake in Mercantile Leasing Limited (MLL) for a total cost of Rs.0.36 billion, at a highest paid price of Rs.35.00 per share. In the mandatory offer that followed, JKH upped its stake in MLL to 75.4 per cent increasing its total investment in the company to Rs.0.54 billion. MLL's main businesses, at time of acquisition, were Leasing and Factoring whilst its wholly owned subsidiary Mercantile Leasing (Financial Services) Ltd was engaged in hiring and operating leases. MLL is considered complementary to JKH's banking and insurance businesses and provides opportunities for increased cross selling within the Sector.

On 13 August 2004, John Keells Hotels Limited - KHL (previously Keells Hotels Limited), a 100 per cent subsidiary of John Keells Holdings Limited, made an offer to acquire the shares of all Group Resort Companies, as part of a planned restructuring exercise to create a single capital efficient vehicle for sector expansion and capital raising. KHL is now a listed 89 per cent subsidiary of JKH with a market capitalisation of over Rs.5.4 billion, and is the Holding Company of seven resorts and four prime properties in Sri Lanka as well as two resorts in the Maldives. The exercise has resulted in Rs.1.5 billion of book profits for JKH Limited (the Company) given that KHL acquired the hotel shares at market and/or better than market prices. On 25 November 2004, KHL made a further offer to acquire the remaining shares of four of its newly acquired listed subsidiaries. These subsidiaries are now in the process of being de-listed.

On 13 September 2004, JKH triggered a mandatory offer, at a highest paid price of Rs.65.75 per share, when it purchased shares of Trans Asia Limited in a quantity that exceeded the maximum annual limits as set by the Colombo Stock Exchange. JKH now directly holds a total of 24.3 million shares or a 48.6 per cent stake in Trans Asia Limited at an investment of Rs.1.62 billion. JKH's effective stake in Trans Asia Limited, considering the 43.4 per cent held by its subsidiary Asian Hotels and Properties Limited, has increased to 85.0 per cent.

During the period under review, Ceylon Cold Stores Limited merged with its 100 per cent owned subsidiary Ceylon Cold Stores (Distributors) Limited in order to reap operational synergies and back office savings. With the exception of legal fees, there was no additional investment involved in the process.

Review of Group Initiatives

As a diversified Group of over 70 Companies, JKH identified that there existed significant opportunities to harness intra-Group synergies for the benefit of individual companies as well as for the benefit of the Group as a whole. In order to formalise and institutionalise this effort, the Group Initiatives (GI) Function was created during the financial year 2003/04 and has continued to make significant progress, particularly in the area of Group-wide sourcing of products and services.

The Group Initiatives sourcing efforts have derived an accumulated annualised saving of Rs.169 million in 2004/05. These savings were derived by contracting 32 new categories of goods and services and include the savings made on items sourced for the refurbishment of the Colombo Plaza and Trans Asia Hotels. The subject categories of goods and services ranged from hotel supplies and telecommunications to packaging materials and food items.

The Group sourcing initiative entails critical examination of both the direct and indirect aspects of an identified opportunity and includes, among others, rationalising the number and type of suppliers, global sourcing of items, optimising processes, standardising specifications and/or re-designing where necessary, establishing, and ordering, economic order quantities, bundling of goods and services in the case of common suppliers and exploring "make" or "buy" options. It is not merely the obtaining of the best discounts for the Group on the basis of consolidated volumes but also a search for value via a well structured and systematic process that establishes and considers the key value drivers of each type of good and service. This, in turn, has led to a review of existing methods, systems and processes at the subject business units and has invariably resulted in more streamlined approaches and a significant reduction of bottlenecks.

Categories of goods and services are reviewed by, and presentations made to, the Sourcing Review Council (SRC) on a monthly basis. Post implementation review of categories is carried out frequently to identify whether the categories have been successfully implemented and savings realised.

With the continued addition of many new categories, and on the basis of what is known about the ongoing categories, Group Initiatives have created a database of global and local suppliers who have the capacity, the skills and a quality reputation to meet the Group's requirements. This database of suppliers is constantly updated to ensure that the Group has an adequate pool of suppliers to call on for competitive bidding and speedy responses to needs. This database has helped in a big way in sourcing specific items for the expansion of the Keells Supermarket chain and for the renovation and repair of the hotels damaged in the recent tsunami. Group Initiatives constantly foster and maintain good supplier-customer relationships enabling thereby the mutual benefiting by both parties of value through formalised contractual arrangements and process optimisations.

During the forthcoming financial year, Group Initiatives will, in addition to sourcing, focus strongly on Cross Selling opportunities within the Group. This will be facilitated by the large database of Customers and Suppliers that the Group has because of its diverse businesses. The cross selling initiative will be rolled out in 2005/06 in the Transportation and Financial Service Sectors of the Group. The primary aim is to obtain a good understanding of the diverse client databases at individual business units and the different products offered by them. By assessing and evaluating this information, it is believed that the Group would be able to synergise its efforts and optimise the available benefits.

In addition to Sourcing and Cross Selling, Group Initiatives would also be responsible for developing a framework to identify and share best practices in the Group. This will cover, inter alia, quality practices and successful/proven business processes. Whilst the initial focus would be on identifying and documenting best practices within the John Keells Group, the vision is to extend such efforts in identifying, understanding and documenting best practices in other local and global companies. The aim is to create a world class organisation that would deliver more value to its stakeholders.


Phase I:
Get right facts and team
Category data gathering
Appointment of category Manager and User group
Agree baseline & strategy for category
Phase II:
Action
User group presents to GEC member or SRC/ Target savings
Issuance of RFP, vendor Negotiation
Finalisation of terms & conditions
Phase III:
Closing and implementing
Contract with suppliers
Sign off sheet by user group
Implementation Monitoring
MIS

Group Initiatives have also involved in the post acquisition integration process at Mercantile Leasing Limited. The GI Team has been actively involved at Mercantile Leasing in capturing the potential synergistic benefits to the Group through Group sourcing and cross selling initiatives. The GI team would continue to actively participate in the post acquisition integration process in future mergers and acquisitions as well.

Strategic Outlook

"Positivism" will be the JKH guiding philosophy as it looks at 2005/2006 and beyond in terms of time and Sri Lanka, the region and beyond in terms of territory.

Internationalisation and New Business Development will be the key focus of our strategies and structures have been put in place to operationalise and deliver.

Our new Operating Model is designed to empower and quicken decision-making. The HR Initiatives, covering areas such as Recruitment and Selection, Performance Management, Career Management, Compensation and Benefits, Training and Development, Talent Appreciation, Reward and Recognition and Competency Recognition and Creation, have taken firm root and are reshaping our organisational culture. The SAP platformed Enterprise Resource Planning has been implemented and, barring a few companies, Group-wide linkages in finance and accounting have been established. An independent company that would provide common services to Group companies using the Shared Services concept has been formed and will commence operations in July 2005, providing, in the first phase, accounting services. A Corporate Social Responsibility programme that ensures the delivery of value to our stakeholders is in progress. The awareness of the need for Sustainable Development has been created and is attracting attention from the highest levels of Management. Group Sourcing is now a way of life at JKH and Group Initiatives are set to take on more challenges. Portfolio Evaluation and the Planning and Monitoring processes have undergone incremental enhancement while the implementation of SAP has opened the way for the more timely availability of management information. The Group, as is evident from the aforesaid, is geared to exploiting the opportunities that exist and the opportunities that will emerge.

In terms of our current Industry Groups; Transportation, Leisure, Food & Beverage, Financial Services and Property Development are well set to take advantage of the "confidence factor" benefits of the growing economies of Sri Lanka, India and the region. While Information Technology is under strategic review, Plantations through Broking, Warehousing and Tea Smallholders remains our preferred route.

Our strategies recognise that active portfolio management is the key to successful diversification. Diversification will remain our formula for generating superior stakeholder returns.

Citizenship

The John Keells Group has been engaging in socially responsible projects and activities since its inception. Whilst not always following a systematic approach, the Group has been implementing programmes aimed at Sustainability and Social Responsibility. With increasing awareness on how the activities of Companies impact their Stakeholders, Corporate Social Responsibility (CSR) has been receiving increasing importance in recent times.

As stated before, JKH has over the years, been committed to CSR, albeit not in a formalised manner. In the last few years, our membership to the Global Compact, and the creation of a cross functional internal CSR team have displayed our answerability to our Stakeholders. As we have become more and more conscious of our Stakeholders' views, their well-being and improvement, we have begun to seek more information and learning on how to become a better corporate citizen.

We realise that the challenge in Corporate Citizenship is to make it an integral aspect of decision-making, which will create Environments that are Socially Responsible and Sustainable. Our priorities have broadened from Shareholder Value, Expansion, Employee Relations and Succession Planning to encompass broader Stakeholder and Societal concerns. Accordingly, we see ourselves shifting from a Shareholder focus to a Stakeholder focus, where;

- We recognise the primary reason for our existence is to create value for our Shareholders, consistently striving to exceed the returns of comparable organisations.
- We visualise our businesses through the eyes of our Customers, towards performing beyond their expectations.
- We value all our Employees, linking rewards exclusively with performance and respecting the right of each individual to seek opportunities for his/her career development within the organisation. Our HR Vision is "John Keells - More than just a work place".
- We believe that we must constantly reinvent ourselves, embracing new technology and change, thereby ensuring that the performance of our various businesses is at the forefront of industry.
- We are committed to the upliftment of the Community within which we operate and are always conscious of the need to protect and safeguard the Environment in which we do business.
- We adhere to the highest levels of integrity, transparency and ethical conduct in all our endeavours.

This year, we have taken the initiative to publish our first Sustainability Report. While we have tried our utmost to adhere to global best practices, it must be noted that this reporting process is a first for us. Being on a curve of continuous improvement, we have found areas that need further focus for progress; we have learnt that Sustainability is a constantly evolving two way process; we have greater realisation that we can "role-model" and through it, we can influence and lead others towards making a difference.

Taking full responsibility in this regard, the Board of Directors of JKH undertook a number of initiatives this year. Given that the CSR Committee had limitations, in terms of structure, in performing to its full potential, we decided on initiating a CSR Foundation. We opine that the Foundation, as a legal entity, will be better able to house our CSR efforts. Our key CSR platforms, education, health and enviorment, are aimed at addressing particularly the needs of children and youth. JKH launched a Group-wide Environmental, Health and Safety (EHS) Audit this year in order to exhaustively evalute our EHS practices. Over the next year, we will strive to identify gaps and formulate viable solutions in order to ensure our compliance with globally accepted norms.

Following the advent of the tsunami that devastated the Country, JKH deployed significant resources in supporting the Government's relief and reconstruction efforts. Support ranged from providing immediate relief, both through our local network and foreign Partner relationships, to lending logistics and knowledge at the port and airport. We are also working on medium to long term plans in housing, healthcare, reconstruction and rehabilitation.

- Beverages
- Frozen Desserts
- Processed Meats
- Supermarkets
- Quick Service Restaurants

Highlights

- Elephant House Ice Cream won the "National Icon Awards 2005" for the Most Preferred Brand – Food Category awarded by the Sri Lanka Institute of Marketing
- Ceylon Cold Stores Limited unveiled the new "Elephant House" logo for its Frozen Dessert business
- Processed meats manufacturer, Keells Food Products Limited posted good profits for the year following its restructuring and re-organisation
- Jaykay Marketing Services Limited re-launched its supermarket chain under the "Keells Super" brand and opened 4 new outlets during the year

Strategic Priorities

The F&B Sector's untiring efforts to sustain its leadership in core markets were set to top gear during the year with all business units concluding their comprehensive review of operations and strategic planning processes. The findings of these exercises have led to a positive change in approach to our markets, as well as a proper alignment of operational structures and internal processes. We believe this will ensure the longer-term sustainability of our businesses and augment our focus on delivering better value to consumers both in and outside Sri Lanka as we now set our sights on the wider region.


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COSMETICS

Posivitism : *There are no rank and file barriers in good Customer service.* - A manager of a "Keells Super" outlet chips in to pack items purchased by a Customer in order to reduce waiting time.

Setting Trends

Despite the adverse cost implications of increased taxation in the form of Excise Duty, VAT and CESS which resulted in necessary selling price increases, and coupled with poor weather conditions in the Central and Eastern Provinces during the year, the Carbonated Soft Drink (CSD), Frozen Dessert and Processed Meat businesses of the F&B Manufacturing Sector were able to achieve reasonable volume growth in the pre-tsunami period. However, our volumes to the Retail and Food Service Sectors in the Southern and Eastern coastal belt were significantly affected in the aftermath of the unforeseen events that unfolded on 26 December 2004. Neverthless, proactive market strategies resulted in the CSD, Frozen Dessert and Processed Meat businesses all rising above these obstacles to end the year with market share gain and nominal volume growth over the previous year although profit margins in our CSD and Frozen Dessert businesses were under pressure due to the increases in costs as a result of new taxes and cost push inflation.

Always looking for opportunities to improve our business and recognising changing consumer needs, Elephant Ginger Beer (EGB), one of our signature products, was introduced in a new pack size, an operating strategy that resulted in strong EGB volume growth.

The year under review proved to be a momentous one for our Frozen Dessert business, which underwent a structured revamping process. The climax of the process was the unveiling of a new Elephant House logo for Frozen Desserts complemented by the launch of new flavours such as Karutha Kolumban, Coffee Grande, Toffee Caramel and Cookie Cream, and new packaging using in-mould labelling technology; a first in the region. Building on our innovation and trend setting drive, Elephant House Frozen Yogurt was introduced in March 2005; a first for the Sri Lankan market. These innovations and changes have all been well received by our Consumers and have rejuvenated the image and strengthened market dominance of our Frozen Dessert Segment.

The financial performance of our Processed Meat business experienced significant improvement posting good results, mainly arising from changes made to the product offering, product mix and the distribution model. Moreover, the capital expenditure undertaken by the business was focused towards reducing capacity bottlenecks, thus enhancing productivity. The launch of a new "Cheese and Onion" sausage towards the latter part of the financial year brought fresh excitement and has caught the imagination of consumers in an industry which had seen little adaptations or new products in recent times. This new product is expected to contribute to volume growth during the next financial year and further launches of new products are planned for next year to cement our overall market leadership position.

Based on the findings of the comprehensive review carried out on our Food Retailing business and the high "top of mind" recall rate of the "Keells Super" brand, an expansion plan to rollout all future supermarket outlets under the flagship branding of "Keells Super" was finalised during the second quarter and implementation began immediately thereafter. Consequently, two of the existing "Elephant House Super Pola" outlets were closed and three were re-launched under the "Keells Super" brand. Additionally, four new "Keells Super" outlets were opened at strategic locations in Colombo and the Greater Colombo area. The new strategy is already proving to be a winning formula with encouraging signs of a significant turnaround in performance and profitability. The new outlets have also led to an increase in total number of Employees.



Sector Performance and Position relative to the Group
24%
7%
6%
Net Turnover
EBIT
Net Assets
F&B
Others
Supermarket Outlets
12
10
8
6
4
2
0
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Elephant House Super Pola
Keells Super

Our Pizza Hut and Deli-France franchises performed well during the year, boosted by new product launches, aggressive marketing strategies and strategically located new outlets. However, the depreciation of the rupee during the first nine months of the year increased the cost of imports, which together with increases in taxes applicable to non-essential food items, had a negative impact on margins.

Technological Edge

Following the Group-wide implementation of an SAP based Enterprise Resource Planning (ERP) system during the year, the F&B Sector has integrated its key operational and financial aspects in each of its businesses including production, procurement, quality management, and sales and distribution. Further, management access to real time information on all facets of our businesses is expected to yield significant benefits through better decision-making and follow through processes in the coming years.

Furthermore, the introduction of the "Total Productive Maintenance" concept supported by the "hands-on" commitment of our factory employees at Ceylon Cold Stores Limited, has been successful with a significant improvement in machine efficiency and productivity and a decline in machine downtime.

Value for Money

Optimistic about its future prospects, the F&B Sector plans to grow in each of its businesses through a combination of product development, market expansion and brand extension, while leveraging on the internal cost containment and efficiency enhancement initiatives. Remaining true to our reputation of offering guaranteed "quality" and "value for money", we will continuously review our product and service offerings to identify and address the needs of our consumers, which are constantly being dictated by their changing preferences and lifestyles.

Food & Beverage - Financial Review

The constant need to adapt and evolve our business strategies to better face the future challenges of the industries we operate in, has led us to streamline processes, explore and expand our product lines and strengthen our position in the market.

Revenue

Total Sector Revenues remain relatively unchanged at Rs.6.4 billion during the year under review.

Financial Capsule

(Rs. '000s)

Food & Beverage	2004/05	2003/04	Chg %
Turnover	6,367,925	6,412,910	(1)
EBIT	245,217	269,779	(9)
Total Assets	3,591,217	3,494,861	3
Net Assets	1,456,094	1,472,112	(1)
Capital Expenditure	329,989	372,383	(11)
No. of Employees	2,632	*2,303	14
EBIT per Employee	93	*117	(21)

*Restated

The F&B Manufacturing Segment recorded a decline of 6 per cent in Revenue, mainly due to the 8 per cent drop in Revenue at Ceylon Cold Stores (CCS). However Keells Food Products (KFPL) recorded a marginal growth of 2 per cent in Revenue. Revenue from Carbonated Soft Drinks was adversely affected as a result of the increase in Excise Duty in November 2004 and the increase in applicable VAT from 15 per cent to 18 per cent in January 2005. The Frozen Dessert business recorded reasonable volume growth following general consumer excitement as a result of the re-launch strategies and our continued investment in expanding our cold chain. The negative consumer sentiment immediately following the tsunami curtailed consumer demand to some extent contributing to the slow down of growth for the FY 2004/05 as compared with the previous year.

In the F&B Retail Sector, the Pizza Hut and Deli-France franchises posted healthy revenue growth. Pizza Hut opened three new outlets and closed one during the year. The Supermarket outlets also recorded promising revenue growth as a result of the increase in number of outlets and a better store for store sales performance by the "Elephant House Super Pola" outlets re-launched under the "Keells Super" brand.

EBIT Margin

F&B Sector Earnings before Interest and Tax fell by 9 per cent to Rs.245 million in 2004/05, resulting in a slight decline in Operating Margin to 4 per cent.

The F&B Manufacturing Segment recorded an overall 20 per cent decrease in EBIT. CCS showed a 30 per cent drop in EBIT as a result of cost increases of raw materials, production and distribution expenses, increased taxes and mainly due to deferred price increases orginally scheduled for the post-tsunami period. KFPL recorded a 167 per cent growth in EBIT as a result of increased volumes and price increases as well as significant cost savings achieved by restructuring its operations during the year.

The F&B Retail Segment recorded an EBIT of Rs.1.4 million compared to a Rs.36.7 million loss in 2003/04. The Supermarket business recorded strong EBIT growth, albeit from a negative base as our re-launch strategies paid off. The Food Service business was however, affected by high import costs and duties and taxes on non-essential food items which in turn negatively impacted margins. Further, the Pizza Hut franchise recorded only marginal EBIT growth as new outlets remained in gestation. Nexus Networks and French Restaurants recorded lower EBIT as a result of higher advertising costs.


Food & Beverage Sector Turnover Analysis
4,615,993
5,112,843
5,824,051
6,412,910
6,367,925
6%
7%
5%
4%
4%
94%
93%
95%
96%
96%
00/01
01/02
02/03
03/04
04/05
Total Operating Costs
EBIT
Food & Beverage Sector Profits
263,425
198,253
156,115
79,554
240,525
182,754
(471,916)
(403,827)
162,459
43,390
00/01
01/02
02/03
03/04
04/05
Pre Tax Profits
Profit After Tax
EBIT Margin
3.9%
Asset Turnover
1.8x
Assets/
(Debt+Equity)
1.4x
ROCE
FY04/05
9.8%
FY03/04
11.4%
Chg
(14.0)%

Food & Beverage - Financial Review

Pre Tax Profits

The F&B Sector's Profit before Tax amounted to Rs.162 million compared with the loss of Rs.472 million recorded in 2003/04, after charging the voluntary retirement cost of Rs.674 million.

The F&B Manufacturing Segment recorded a Profit Before Taxation of Rs.178 million as compared to the Loss before Taxation of Rs.425 million in 2003/04, which had a VRS charge of Rs.674 million. Profits prior to Exceptional Items declined by 40 per cent from Rs.249 million last year.

The F&B Retail Sector recorded a 67 per cent increase in Profits before Taxation from a negative base in 2003/04.

Sector SBU Performance

(Rs. '000s)	04/05	03/04	Chg %
Turnover			
Manufacturing	3,899,951	4,146,174	(6)
Retail	2,467,975	2,266,736	9
Profit Before Tax			
Manufacturing	177,724	(425,045)	142
Retail	(15,265)	(46,871)	67

Transportation - Operational Review

- Ports and Shipping
- Logistics
- Airlines and Travel

Highlights

- South Asia Gateway Terminals recorded a YoY volume growth of 32%
- Lanka Marine Services initiated voyage charters to bring distillate petroleum products into the Country
- Mack International Freight ranked No 2 in Air Freight in Sri Lanka by International Air Transport Association (IATA)

Forging Ahead

The Sector continues to display a winning formula of growth, led by the port project and marine fuel supplier. Sector growth was steady across the year.

Ports and Shipping Lead the Way

The healthy growth in both domestic and transhipment volumes at the Port of Colombo resulted in a strong performance by the Ports and Shipping sub-sector. The Port of Colombo recorded a volume growth of 15 per cent during the financial year 2004/05 compared to the same period last year. Our Associate, South Asia Gateway Terminals (SAGT) which owns and operates the Queen Elizabeth Quay, recorded a volume growth of 32 per cent during this period. Our marine fuel supplier, Lanka Marine Services (LMS), performed well and successfully introduced HSFO 380 CST, one of the most popular grades of fuel in world markets, to their product line last year and began employing more efficient procurement pratices. With the view to improving procurement efficiencies, for the first time LMS initiated voyage charters or chartering vessels to bring distillate petroleum



Posivitism : *We stretch beyond boundaries; ours is a moving horizon. A young ticketing agent entices a 'Customer of the future' with the idea of flying, while a colleague attends to his mother.*

products in to the Country. The other key player of the Sector, P&O Nedlloyd Keells, recorded 11 per cent and 10 per cent growth in export and import volumes respectively, accelerating on its previous year's volume growth figures and profits. Mackinnon and Mackenzie Shipping experienced a disappointing year. Nevertheless, the company continued to progress further as a NVOCC operator by investing in additional equipment for regional operations.

The Logistics Segment recorded a reasonable performance, with DHL Keells topping the list as the Sector's best performer. DHL Keells recorded profits that were above plan with healthy growth indicators displayed in all product categories, especially Import Express. The Company's service and brand awareness levels were at their peak during the period and this supplemented our sales efforts in increasing market share. Matheson Keells Enterprises, based in India, recorded a successful year of growth, leveraging on the strengths of the Sri Lankan businesses and expanding to North India, opening offices in Bombay and Delhi. Mack International Freight (MIF) made significant headway in establishing itself as the major air forwarder in moving perishable cargo, accounting for over 30 per cent of total movements. MIF was also ranked No 2 in Air Freight in Sri Lanka by the International Air Transport Association (IATA). Transware Logistics, however, performed below expectations, given the non materialisation of certain expected business lines and high maintenance costs incurred as a result of a higher number of break-downs. Depot operations continue to be stifled, given the inability to raise prices in the face of excess capacity in the industry.

The Airline Segment registered a commendable performance led by Walkers Air Services. The airline division represents well known brands such as Jet Airways, Leisure Cargo GMBH, American Airlines (passenger and cargo), Gulf Air and Asiana Airlines, all world renowned as excellent products for both passenger and cargo uplift. However as part of a global initiative to focus on key markets and drop loss making routes, Gulf Air decided to discontinue flights to Sri Lanka from March 2005. This is not expected to have a significant impact on Sector profits. Mackinnons American Express, the outbound operator, however, did not perform to expectations, mainly due to unprecedented reduction in airline incentives.

LMS fortifies its support systems

Since the acquisition by JKH in 2002, all of LMSs non operational or partially operational tanks have been upgraded and brought in to operation. Infrastructure has been further developed by introducing heating facilities in four of LMSs twelve tanks. The company has also completed the refurbishment of two of its barges and is reviewing options of further improving its delivery systems. LMS has placed significant importance on improving its Health and Safety systems during recent years, and is in the process of installing an advanced fire and safety system at present.

The integration of the Group ERP system has also proven to be advantageous for LMS and plans are afoot to implement a tailor-made front office system on the same platform that would enable seamless processing of transactions as well as greater market intelligence and customer service.

India - a Vital Factor

India is opening up its economy to the world at a rapid pace. With a stable government and far thinking and astute policy making, India has received much world economic attention in recent years. The scope for our transportation businesses in this environment is unlimited, given the breadth and depth of our services and location advantage. The development of ports and airports together with continuous liberalisation of the aviation industry is bound to increase business potential in many fields. Going forward, India, given its market size, will play a significant role in the Sector's internationalisation strategies, despite the presence of multinational competition.

Additionally, India plays a significant role in the growth of our existing shipping and ports operations. The growth in the volume of Indian containerised cargo combined with


Sector Performance and Position relative to the Group
28%
51%
17%
Net Turnover
EBIT
Net Assets
Transportation
Others
SAGT vs Port of Colombo Indexed Growth Trend for 2 years ended March 2005
250
200
150
100
50
0
Index
Apr'03
Jul'03
Oct'03
Jan'04
Apr'04
Jul'04
Oct'04
Jan'05
SAGT
Port

opportunities for increased trade that are presented by the Indo-Lanka FTA are key opportunities for the Ports and Shipping SBU, SAGT in particular. Matheson Keells is planning to open offices in Calcutta and Hyderabad during the coming financial year, while looking to open a few satellite-sales offices in other main manufacturing based cities of India.

We also plan to expand our logistics businesses into Pakistan and Bangladesh in the near term, towards building a truly South Asian Regional product.

Transportation - Financial Review

The Transportation Sector performed exceedingly well in the year under review with impressive performances from most Sub Sectors.

Revenues

The Sector Revenue increased by 39 per cent over the previous year to Rs.7.6 billion.

Financial Capsule

(Rs. '000s)

Transportation	2004/05	2003/04	Chg %
Turnover	7,579,244	5,460,559	39
EBIT	1,816,849	1,218,212	49
Total Assets	5,623,544	5,048,834	11
Net Assets	3,882,187	3,796,219	2
Capital Expenditure	45,735	65,609	(30)
No. of Employees	741	*689	8
EBIT per Employee	2,452	*1,768	39

*Restated

Growth was fuelled mainly by the Ports and Shipping Segment, with a superior performance by South Asian Gateway Terminal (SAGT) and Lanka Marine Services (LMS). A growth in Turnover from Shipping operations was mainly on account of P & O Nedlloyd Keells, due to key contributions from export, import and transshipment volumes. However Mackinnon Mackenzie Shipping recorded a marginal decline in revenue against the previous year.

The growth in the Logistics Segment was mainly attributable to the Turnover growth in DHL and Matheson Keells Enterprises (MKL). DHL recorded revenues above the previous year which was largely driven by the parcel product, in bound and out bound. The Company's recent initiative, "pre – clearance" which was introduced for the first time in Sri Lanka, placed DHL at a competitive advantage.

Most companies in the Airline Segment recorded healthy growth in Revenue, led by Walkers Air Services Ltd (WASL), Matheson Keells Air Services (MKASL) and Mack Air Services Maldives Limited (MASML). Growth at MKASL's operations was helped by the Company being appointed as the General Sales Agent for Monarch Airlines. Mack Air recorded a growth in Revenue compared with that of the previous year, mainly on account of the Jet Airways operations. The travel agency operations of Mackinnon American Express Travel performed below budget although recording a marginal growth over the previous year.

EBIT Margin

The Sector EBIT increased by 49 per cent to Rs.1.8 billion during the year helped by strong Turnover growth as well



Transportation Sector Turnover Analysis
7,579,244
24%
76%
5,460,559
22%
78%
4,211,837
24%
76%
1,935,425
24%
76%
1,370,539
24%
76%
00/01
01/02
02/03
03/04
04/05
Total Operating Costs
EBIT
Transportation Sector Profits
384,623
293,075
521,131
399,426
976,373
839,395
1,152,040
1,080,717
1,813,214
1,658,557
00/01
01/02
02/03
03/04
04/05
Pre Tax Profits
Profit After Tax
EBIT Margin
24.0%
Asset Turnover
1.4x
Assets/
(Debt+Equity)
1.3x
ROCE
FY04/05
43.7%
FY03/04
30.5%
Chg
43.3%

Transportation - Financial Review

as margin expansion from the Ports and Shipping Operations.

Despite Turnover growth, EBIT of the Logistics Segment recorded a decrease against the previous year. This was mainly due to changes in the revenue mix which affected the margins of the Sector. Additionally, the rise in fuel prices and cost escalations in machine maintenance affected the EBIT Margins of the Segment. Matheson Keells Enterprise' expansion in India, related staff costs and the increase in depreciation also contributed to lowering Segment margins.

With the exception of Mack Air Limited (MAL), all other companies in the Airline Segment registered EBIT growth over the previous year. The reduction in Gulf Air commission levels had a negative impact on the Operating Profits of MAL.

Pre Tax Profits

The Transportation Sector reported a Pre-Tax Profit of Rs.1.8 billion which is a 57 per cent increase from the previous year.

Key Contributions were made by the Ports and Shipping Segment which posted a growth over the previous year.

Logistics Services Segment, reported lower Pre Tax Profits compared to the previous years profit. This was as a result of the incremental staff costs due to expansion of branches and extension of credit in order to increase market share.

The Airline Segment recorded a growth in PBT though the Sector was affected due to cancellation of flights post tsunami. WASL mitigated adverse effects of the tsunami by increasing the average cargo uplift on available services based on increased pay load.

Sector Performance

(Rs. '000s)	04/05	03/04	Chg %
Turnover			
Transportation	7,579,244	5,460,559	39
Profit Before Tax			
Transportation	1,813,214	1,152,040	57

Leisure - Operational Review

- City Hotels
- Resorts
- Destination Management

Highlights

- Group Resort Hotel Sector was restructured under a single holding Company, John Keells Hotels Limited, now an 89% listed subsidiary of JKH
- Tsunami - affected Resorts in Sri Lanka (excluding Bayroo) refurbished and commenced operations within 3 months of the disaster, while Hakuraa in the Maldives will be ready by the winter season of 2005
- City Hotels undertook extensive refurbishments and introduced a series of specialty restaurants
- John Keells Holdings increased its effective stake in Trans Asia to 85.02%

Geared for a New Dawn

Calendar year 2004 was the best ever seen by the Sri Lankan tourism industry, clocking 566,202 tourist arrivals to the Country, a 13.1 per cent growth YoY. However what would have been the best year for the Group's Leisure Sector was unexpectedly altered by the advent of the tsunami, which affected the peak tourism season, causing damage to property and life. The Sector has nevertheless displayed its resilience, and is already on the path to recovery, using the opportunity to upgrade its product offering.

A Two-Phased Year

Encouraged by the peace initiative and the improving quality of arrivals, our Resort Hotel Segment recorded significant growth in occupancy levels as well as average room rates charged during the first nine months of the year. Average occupancy at our local resorts was 63 per cent during the period to December 2004, compared to 60 per cent during the corresponding period in FY03/04, while our Maldivian resorts recorded 92 per cent against the 88 per cent recorded last year. Full-year average occupancy nevertheless dropped to 54 per cent in FY04/05 for the local resorts and 84 per cent for the Maldivian resorts as tourist arrivals significantly diminished during the first quarter of 2005. Nevertheless, the affected resorts received some respite from aid workers who stepped up to occupy available rooms at reasonable rates.

Four of our Resort Hotels in Sri Lanka and one in the Maldives sustained damages of varying proportions. Beach Hotel Bayroo has suffered extensive structural damage and is non-operational. Coral Gardens became operational in mid May. The affected rooms at Bentota Beach and Club Oceanic were brought into operation in April. Of our Maldivian Resorts, Hakuraa suffered damages to its Water-bungalows, but is planned to resume full operations by the Winter season of 2005. Other John Keells Resorts, namely Habarana Lodge, Habarana Village, The Citadel and Tamarind Tree (managed) in Sri Lanka, and Velidhu in the Maldives, did not incur property damages and are fully operational.

The two City Hotels of the Group, The Colombo Plaza (TCP) and Trans Asia (TA) performed well despite the relatively lower composition of leisure tourists. Both hotels undertook refurbishment programmes during the year, TA being the first off the ground having refurbished approximately 220 of its rooms by the end of the financial year. The 252 rooms of The Colombo Plaza are being re-furbished and once completed, will be the newest and best product in Colombo. The Hotel successfully diversified its food and beverage outlets, opening a number of specialty restaurants during the year, which have proven to be a significant source of revenue while enhancing the image of the Hotel.

During the year, JKH directly acquired a 48.6 per cent stake in Trans Asia Hotels Limited, increasing its effective stake in the Company to a controlling 85.0 per cent.

The Group's Destination Management Companies (DMC) outperformed industry averages in the number of tourists handled. Walkers Tours continued to sustain its leading share of the industry, complemented by Whittall Boustead Travels and Mackinnons Tours, and succeeded in attracting higher spending tourists by making inroads into non-traditional markets. However, the damaged beach hotel infrastructure and sanctions by governments in most of our performing markets during the immediate post-tsunami period, contributed to a significant lull in operations. Consumer reaction to the images of the devastation resulted in mass cancellations. We are heartened nevertheless by the continued support extended to us by our longstanding Partners such as Thomas Cook, Kuoni, Hotelplan and others who have indicated full commitment towards reviving the marketability of the destination.

Consolidated for Better Leverage

Our efforts to restructure the Resort Hotel Sector of the Group reached the final phase when John Keells Hotels Limited (previously Keells Hotels Limited - KHL), a 100 per cent Subsidiary of John Keells Holdings Limited, made an offer to acquire the shares of all Group resort companies. Previously, almost every individual hotel was housed by a stand-alone Company which resulted in poor funding options for the hotels' expansion plans. The creation of the Holding Company structure has enabled all JKH resorts to be brought under a single umbrella, thereby creating a much stronger balance sheet to leverage for both equity and debt fund-raising in the future. Additionally, it has paved the way for the de-listing of four



Posivitism : *In 30 years of hoteliering, no external shock has to-date succeeded in taking away our smiles.*

A member of staff helps to place flowers on the hair of a tourist at one of our hotels; for that special Sri Lankan touch.

stand-alone hotel companies yielding administrative and operational savings.

KHL is now a listed 89 per cent subsidiary of JKH with a market capitalisation of approximately Rs.5.4 billion and is the holding Company of seven resorts and four prime properties in Sri Lanka as well as two resorts in the Maldives.

Focussed to Recover Fast

Despite the near-term setback experienced by the Sector, we are confident that all resorts of the Group (with the exception of Beach Hotel Bayroo) would be fully operational and geared to cater to the Winter season of 2005. Additionally, we will continue to improve and upgrade our product offering and in this light, plans are underway to refurbish and reposition Habarana Village and introduce a Spa facility at our premium resort, Bentota Beach Hotel. During this period, the Group will also look towards further securing its internal strengths by investing in an integrated system which will cater for Central Reservations, Property Management and Customer Relationships.

Additionally, having had the two City Hotels in the loop for over a year has given rise to the need for a collective branding strategy. This will evolve over the next year and will maximise on benefits and synergies of the Sector.


Sector Performance and Position relative to the Group
20%
24%
51%
Net Turnover
EBIT
Net Assets
Leisure
Others
Annual Average Occupancy
Pre Tsunami
Post Tsunami
%
100
90
80
70
60
50
40
30
20
10
0
72 73
49
63
79
92
80 80
30 30
57 59
Five Star City Hotels
Resort Hotels
Maldivian Resorts
Five Star City Hotels
Resort Hotels
Maldivian Resorts
National Annual Avg.
JKH Occupancy

Leisure - Financial Review

The period under review proved to be the most challenging for the Sector due to the unforeseen events that unfolded in December 2004. As a result, the Sector was unable to complete the record breaking benchmarks it was poised to achieve in the fourth quarter of 2004/05. The post-tsunami drop in tourist arrivals had a significant impact on what would have been an unprecedented peak season for the Industry. However, the Sector has remained resilient and is expected to recover by winter 2005.

Revenue

The Total Revenue for the Leisure Sector increased by 4 per cent to Rs.5.4 billion during FY2004/05 from Rs.5.2 billion in 2003/04. This would have been much higher (by approximately Rs.3.5 billion) if not for the impact of the tsunami on Resort Hotels and Inbound operations during the fourth quarter. However, the steady performance of the City Hotels offset this decline to some extent.

The Trans Asia recorded a Revenue of Rs.933 million, representing a healthy increase over the previous period. Occupancy at the Hotel dropped marginally from 59 per cent to 57 per cent as a result of the room renovation programme in September 2004. The Colombo Plaza recorded a growth in Total Revenue to Rs.884 million, as a result of an increase in the average daily room rate, complemented by Revenue from specialty restaurants introduced during the course of the year.

Financial Capsule

(Rs. '000s)

Leisure	2004/05	2003/04	Chg %
Turnover*	5,431,895	5,230,433	4
EBIT	838,923	974,786	(14)
Total Assets	12,838,126	10,341,353	24
Net Assets	11,496,342	8,925,144	29
Capital Expenditure	1,111,426	276,051	303
No. of Employees	3,554	**3,621	(2)
EBIT per Employee	236	**269	(12)

*DMC Turnover reclassified on a gross basis
**Restated

Total Revenue for the Resorts Segment was Rs.1.8 billion as compared to Rs.2.3 billion in the previous year. In the nine month pre-tsunami period, the two Maldivian resorts recorded a 11 per cent and 19 per cent growth in Revenue over the previous year. However, final year end Revenue was 2 per cent below that in the previous year, despite a 5 per cent increase in average room rates achieved. The Sri Lankan Resorts recorded a 42 per cent decline in Revenues for the year. In the pre-tsunami nine month period, the Segment had achieved a 17 per cent Revenue growth compared to the previous year.

The Destination Management Segment Revenue at 10 per cent lower than the previous year, was disappointing after a promising first nine months.

EBIT Margin

The Sector EBIT declined by 14 per cent to Rs.839 million resulting in an EBIT Margin of 15 per cent, compared to the 19 per cent shown in FY 2003/04. In the pre-tsunami period, EBIT had shown significant growth with all the SBUs contributing well.

Pre Tax Profits

Sector Pre Tax Profits for the period under review was Rs.810 million, recording a decline of 13 per cent over the prior period.

The City Hotels contributed 58 per cent to the Leisure Sector Pre Tax Profits. The Trans Asia and The Colombo Plaza recorded Pre Tax Profit increases of 67 per cent and 146 per cent respectively.


Leisure Sector
Turnover Analysis
1,952,368
18%
82%
1,493,464
1%
99%
2,277,242
19%
81%
5,230,433
16%
84%
5,431,895
15%
85%
00/01
01/02
02/03
03/04
04/05
Total Operating Costs
EBIT
Leisure Sector Profits
265,319
231,426
(50,786)
(45,866)
387,504
337,840
933,822
827,875
809,591
718,519
00/01
01/02
02/03
03/04
04/05
Pre Tax Profits
Profit After Tax
EBIT Margin
15.4%
Asset Turnover
0.5x
Assets/
(Debt+Equity)
1.1x
ROCE
FY04/05
8.5%
FY03/04
15.0%
Chg
(43.5)%

The City Hotels recorded an EBIT Margin of 27 per cent compared to the 31 per cent shown in FY 2003/04. This was mainly as a result of increasing F&B, payroll, marketing and overhead costs for the year, and a deliberate F&B pricing policy.

The Sri Lankan and Maldivian Resorts showed a significant dip in EBIT by 64 per cent and 23 per cent respectively, mainly as a result of the lower occupancy rates during the 4th quarter. The EBIT Margin of the Sri Lankan Resorts dropped to 15 per cent compared to 25 per cent in FY 2003/04 due to the above, as well as closure of 80 of the 150 rooms of Habarana Lodge for 4 months during refurbishment. Higher payroll costs and fuel costs also affected the margins.

The Destination Management Segment recorded an overall decrease in EBIT by 58 per cent to Rs.68 million in 2004/05 with a resulting drop in EBIT Margin to 4 per cent as compared with 8 per cent in the previous year. This was due to the significant drop in tourist arrivals, the non-materialising of Revenue and Profits on heavy selling and distribution costs incurred in preparation for the peak season, and increased selling and distribution expenses in the last quarter in order to revive the industry.

The Resort Hotels recorded a 46 per cent decrease in Pre Tax Profits; the Sri Lankan and Maldivian Resorts recorded a dip of 64 per cent and 22 per cent respectively. Pre-tax Profit growth during the nine months prior to the tsunami was 69 per cent for the Resort Segment.

The Destination Management Companies achieved a Pre Tax Profit of Rs.62 million, a decrease of 64 per cent as compared to the previous financial year.

Sector SBU Performance

(Rs. '000s)	04/05	03/04	Chg %
Turnover			
Resort Hotels and Hotel Management	1,761,096	2,290,850	(23)
City Hotels	1,817,226	890,995	104
Destination Management*	1,853,573	2,048,588	(10)
*Reclassified on a gross basis			
Profit Before Tax			
Resort Hotels and Hotel Management	276,706	512,007	(46)
City Hotels	471,215	252,768	86
Destination Management	61,670	169,047	(64)

- Software Services
- Systems Integration
- Office Automation

Highlights

- Keells Business Systems recognised as the "Business Partner of the Year" at IBM Awards Ceremony
- Keells Business Systems launched solutions and services under a "KBSL" sub brand
- John Keells Computer Services entered into a Joint Venture with Air Arabia
- British Computer Society recognised "Q-Buster" from JKCS as "Software Product of the Year - R&D category"

Under Review

Considering present market trends and our relentless drive to maximise returns on investments, we have at present undertaken a comprehensive strategic review of the Sector. During the year under review our businesses faced increased competition in the Middle East, one of our key revenue generating market segments, while keener pricing demanded by a core client led to a negative impact on the Sector's profitability.

Mixed Fortunes

Keells Business Systems Limited (KBSL) engaged in Systems Integration, registered healthy growth in its gross margins during the year, reflecting the successful implementation of its strategy to focus and consolidate on its core customer base. Consequently, KBSL has been able to retain its core clientele and generate approximately 70 per cent of its revenue through these service accounts. The year proved to be a landmark in KBSL's history of providing end to end value propositions when it was recognised as the "Business Partner of the Year" at the recently concluded awards ceremony of IBM. Furthermore, with a view to strengthening the brand image, the Company also launched solutions and services under a "KBSL" sub brand during the year.


TOSHIBA
COPIERS
COPY SERVICE
TOSHIBA

Posivitism : *There is no limit to what our people would do to uphold the image of our Companies and their Partners.*
A Toshiba executive wipes away dust from a Toshiba sign at a dealer outlet.

Our Software Businesses, coming under the purview of John Keells Computer Services (JKCS), did not meet our return targets mainly due to the renegotiation of a contract with a key Customer which led to a significant impact on revenue and profitability. The situation was aggravated due to the Company not being able to achieve the anticipated volume growth that was expected to cushion the declining margins. However, having successfully overcome potentially critical situations with two key longstanding clients, there is greater assurance of continuity and growth within these two accounts. The newly formed Joint Venture with Air Arabia is the primary investment in business expansion during the coming year


Sector Performance and Position relative to the Group
5%
0.13%
1%
Net Turnover
EBIT
Net Assets
IT
Others


Composition of Sector Turnover
42%
25%
33%
Software
Systems Integration
Office Automation

and offers promising prospects to increase volumes, as well as to move into new offerings such as software products. "Q-Buster", a remote check-in solution for airports was picked by the British Computer Society as the "R&D Product of the Year". "Q-Buster", developed in collaboration with JKCS's British Joint Venture Partners, is now being marketed by them in Europe.

Continuing from the previous year's efforts to capture and consolidate its position in the emerging outstation markets, John Keells Office Automation (JKOA) appointed several dealers in the Northern, Eastern and Central Provinces of the Country. The strategy to appoint more than one dealer for a particular market has enabled the Company to maximise its coverage and create convenience to all Customers. Considering the current trends in office automation, the Company has increased the copier base of machines that have been outsourced to high-end users.

Information Technology - Financial Review

The general sluggishness in consumer confidence and fluctuations in macro economic variables, coupled with intensifying competition in our key market segments resulted in Sector profitability being adversely affected.

Revenue

Sector Revenues grew marginally over the previous year to record a total of Rs.1.3 billion.

Financial Capsule

(Rs. '000s)

Information Technology	2004/05	2003/04	Chg %
Turnover	1,331,520	1,306,831	2
EBIT	(4,788)	52,174	(109)
Total Assets	585,353	602,463	(3)
Net Assets	207,914	241,572	(14)
Capital Expenditure	8,882	7,800	14
No. of Employees	521	*613	(18)
EBIT per Employee	(9)	*85	(111)

*Restated

Turnover was less than expected at KBSL. The higher service sales especially in the telecommunication and server divisions and the continued downsizing of PC Care operations adversely impacted Revenue growth.

Our Software Operations witnessed a decline in Revenue during the year, mainly due to the reduction in resources deployed at John Keells Business Systems (UK) Limited and the non-materialisation of anticipated business opportunities from our operations in Dubai.

The depreciation of the Rupee against the major currencies and the increased revision of import tax, during the first nine months of the year, resulted in John Keells Office Automations (JKOA) having to increase the prices of its range of products accordingly. However, with the increase in demand from Governmental and non Governmental organisations involved in rehabilitation of tsunami affected areas and the strengthening of the Rupee on the back of foreign aid flow to the Country, revenue picked up during the post tsunami context, to record a growth by the year end.


Information Technology Sector Turnover Analysis
1,041,043
975,577
1,154,328
1,306,831
1,331,520
102%
(2)%
99%
1%
96%
4%
96%
4%
100.4%
(0.4)%
00/01
01/02
02/03
03/04
04/05
Total Operating Costs
EBIT


Information Technology Sector Profits
(12,619)
(18,195)
(5,296)
(11,403)
48,219
43,095
57,109
47,821
(4,816)
(26,866)
00/01
01/02
02/03
03/04
04/05
Pre Tax Profits
Profit After Tax


EBIT Margin
(0.4)%
Asset Turnover
2.2x
Assets/
(Debt+Equity)
2.6x
ROCE
FY04/05
(2.3)%
FY03/04
22.8%
Chg
(110.1)%

Information Technology - Financial Review

EBIT Margin

Sector EBIT Margin for the period declined compared to last financial year, mainly as a result of operating losses recorded in the software operations during the year.

KBSL's strategy to focus and consolidate on its core Customer base reaped benefits during the period, with its EBIT Margins improved compared to the last financial year. This performance was further complemented by the stringent cost containment measures undertaken by the Company.

EBIT Margins of the Software Businesses suffered a decline during the year. The unanticipated adverse effects that accrued from the re-negotiation of pricing terms with one of our core clients caused an increase in direct costs for the software operations, thus squeezing EBIT Margins.

Although operational costs of JKOA grew due to the increase in staff related costs, the Company ended the financial year on a positive note with EBIT Margins improving compared to the corresponding period last year.

Pre Tax Profit

The Sector Pre Tax Loss of Rs.4.8 million recorded in FY 2004/05 was mainly due to the software operations of the Sector experiencing significant adversities in terms of pricing and the non materialisation of envisaged opportunities from key long standing Accounts.

Sector Performance

(Rs. '000s)	04/05	03/04	Chg %
Turnover			
Information Technology	1,331,520	1,306,831	2
Profit Before Tax			
Information Technology	(4,816)	57,109	(108)

Financial Services - Operational Review

- Stockbroking
- Leasing
- Banking
- Insurance

Highlights

- Acquisition of a controlling stake in Mercantile Leasing Limited, expanded JKH's exposure in the Sector to the Leasing Industry
- Nations Trust Bank, successfully obtained a subordinated loan from a foreign development organisation without a Government guarantee, being the first Commercial Bank in Sri Lanka to do so
- John Keells Stockbrokers ranked No. 3 at the Colombo Stock Exchange in terms of overall turnover generated

Subdued by Macro Factors

Although operationally enhanced by a new acquisition, improved service offerings, focus on cross-selling and intra-sector synergies, Sector profitability dipped from the record levels registered last year, mainly due to unprecedented external influences. While the tsunami impact was mainly felt by our insurance arm, Union Assurance Limited (UAL), additional and retrospective taxes introduced during the year dampened profits across the Financial Services Sector.

Making the Most of Operations Despite Macro Blows

The macro environment during the first nine months of the year was not particularly conducive to our banking and financial businesses. Increased Government debt and resulting revenue collection measures introduced through the 2004/05 budget proposals, as well as a series of other gazetted fiscal revisions, increased the tax burden of the Sector.

Our Banking Sector Associate, Nations Trust Bank (NTB), undertook a comprehensive organisational restructure in order to ensure that the bank was better equipped to acquire and service its identified target segments. Consequently, NTB experienced steady growth in deposits as well as loans and advances, outperforming market averages. The bank further increased its number of branches from 24 to 30 and ATMs from 20 to 30. Additionally, a comprehensive marketing and advertising initiative that had been introduced last year towards repositioning the bank, was continued. The focus was shifted towards creating NTB as the brand name, rather than promoting individual product brands, with the exception of American Express credit cards. Today the American Express brand name has become synonymous with the high-end credit card market and is now positioned as a strategic business unit of the Bank.

Significant profitability gains witnessed by the Insurance business during 2004 were reversed by the claims arising out of the damages caused by the tsunami. The Company is sufficiently capitalised to continue to write business and provide security to policyholders well within the solvency requirements set by the insurance regulator for both general and life insurance businesses. A large number of UAL Customers benefited from UAL's professional advice, having adequately insured for such an eventuality. As most UAL non motor general insurance Customers had earthquake cover, especially shop and homeowners, over 75 per cent of losses were covered. The Company maintained its position within the market, commanding 10 per cent and 8 per cent of life and general insurance businesses. During the year, a number of innovative services were introduced, thereby differentiating the Company based on service quality rather than price.

The post tsunami period indicated a marked difference in impact on the Stockbroking industry. Foreign aid pledges and promised moratorium on foreign debt resulted in strong improvement in overall market sentiment, highlighted by an average daily turnover of over Rs.400 million during the post-tsunami period compared to Rs.244 million earlier during the first nine months of the year. John Keells Stockbrokers was ranked Number 3 in the industry in terms of overall turnover generated during the financial year.

Broadening Scope and Service

On 14 July 2004, JKH acquired a 50.29 percent stake in Mercantile Leasing Limited (MLL), at a highest paid price of Rs.35.00 per share. During the mandatory offer that followed, JKH upped its stake in MLL to 75.36 percent.

MLL's main businesses are Leasing and Factoring whilst the wholly owned subsidiary Mercantile Leasing (Financial Services) Limited is engaged in operating leases. MLL Insurance Brokers Limited is engaged in insurance broking while Allied Properties Limited owns and manages office premises.

The Company has continued to focus on a selective lending policy in order to maintain a quality portfolio with a strong focus on repeat Customers and better management of the supply chain. This had led to a turnaround in performance in 2002 and reinforcement of the same since then. The Company now has a sound portfolio both in terms of volume and quality. Controlled growth has been and remains an important aspect of MLL's strategy. Credit quality, recoveries, funding strategies, improved processes and HR development are areas of key focus for medium term growth.

Positive Expectations

Despite the significant and unprecedented loss incurred during the year, we are confident of the resilience of the insurance industry, which should gradually revive given



Posivitism : *Going the extra mile comes naturally when one is committed to excellence in service.*

Despite the high paced nature of the financial services industry, a young manager takes time to help an elderly client fill an account opening form.

Financial Services - Operational Review

the relatively low penetration levels compared with the rest of the region, greater awareness created by the tsunami regarding the need to insure at correct values, demand for coverage of atmospheric and other natural events and growth prospects afforded by proposed infrastructure and other development projects. In this light, UAL will pursue specific expansion plans targeted at improving its market share in both the life and general insurance arenas.

Our Banking Sector strategies are focused on the target of achieving 5 per cent market share in year 2008. Growth in retail deposits and loans will be pursued by opening branches in strategic locations in the Western Province, complemented by cross selling strategies at branches.

Leasing is a good strategic fit for JKH given that the two Associate Companies in this Sector are in banking and insurance. The opportunities for cross selling between these Companies are significant. Additionally, MLL's business model enables it to benefit from an uptrend in interest rates thereby hedging the negative risk to our banking earnings.



Sector Performance and Position relative to the Group
8%
5%
2%
Net Turnover
EBIT
Net Assets
Financial Services
Others
Sector Classification of the Lease portfolio at MLL
4%
6%
7%
30%
8%
11%
16%
18%
Trading
Individuals
Industry
Services
Tourism
Construction
Agriculture
Transport

Financial Services - Financial Review

Despite enhancements to our product portfolio, cross selling opportunities and other operational synergies, the Financial Services Sector underperformed during 2004/05, mainly as a result of a wave of unfavourable tax revisions and the tsunami impact on our insurance business. The amendments to tax regulations restricted the setting off of brought forward losses, while the introduction of the Economic Service Charge and the Finance VAT increased the tax liability throughout the Sector.

Revenues

Sector Revenues (including Associates) increased by 45 per cent to Rs.2.1 billion.

Nations Trust Bank (NTB) achieved a growth in Turnover, having grown its loans and advances portfolio by 40 per cent and its Customer deposit base by 59 per cent. In 2003/04, NTB's Revenues and Profits had been boosted by the profit on sale of Government securities amounting to Rs.235 mn. The interest rate movements during 2004/05, however, did not favour the repeat of such capital gains. The performance of the American Express credit card division exceeded expectations and the income generated from this line of business partially offset the lack of capital gains this year.

The Marginal Growth of Turnover in MLL was amidst intense competition from commercial banks and development banks. MLL also suffered temporarily, due to a drop in vehicle sales in the last quarter of 2004 due to the substantial increase in import duties.

UAL, having increased its focus on the life insurance business as a growth area, continued to display steady growth with Gross Written Premiums (GWP) growing by 15 per cent. Amidst severe competition, UAL recorded a marginal growth of 3 per cent in its general insurance business.

JKSB reported lower revenues mainly due to the exceptionally higher base of the previous year, which had been boosted by income derived from the transactions involving the JKH acquisition of Asian Hotels Corporation. JKSB revenues were further affected by the 12 per cent

Financial Capsule

(Rs. '000s)

Financial Services	2004/05	2003/04	Chg %
Turnover	2,123,793	1,459,731	45
EBIT	167,178	278,825	(40)
Total Assets	3,814,888	1,022,471	273
Net Assets	521,489	796,264	(35)
Capital Expenditure	14,803	2,955	401
No. of Employees	172	*26	662
EBIT per Employee	972	*10,724	(91)

*Restated

reduction in brokering rates and the dip in average daily market turnover.

EBIT Margin

The EBIT margins for the Sector decreased from 19 per cent in 2003/04 to 8 per cent in 2004/05. Sector margins were mainly impacted by lower margins from NTB and JKSB.

The profits of NTB, excluding income from the sale of Government Securities and excluding Finance VAT, has recorded growth. PBT, post these items, however, has recorded a decline. The Management of NTB is presently evaluating a number of options available to enhance the Capital of the Bank in order to adhere to the recent directive from the Central Bank of Sri Lanka to increase the minimum capital for licensed commercial banks to Rs.2.5 billion.



Financial Services Sector Turnover Analysis
11,997
570,446
800,945
1,459,731
2,123,793
8%
19%
7%
92%
81%
93%
108%
277%
(177)%
(8)%
00/01
01/02
02/03
03/04
04/05
Total Operating Costs
EBIT
Financial Services Sector Profits
(22,824)
(23,903)
(49,332)
(57,931)
55,225
39,266
279,741
218,987
166,528
99,469
00/01
01/02
02/03
03/04
04/05
Pre Tax Profits
Profit After Tax
EBIT Margin
7.9%
Asset Turnover
0.9x
Assets/
(Debt+Equity)
3.6x
ROCE
FY04/05
25.6%
FY03/04
45.4%
Chg
(43.6)%

The Cost to Income Ratio for UAL has improved for the year under review from 25.1 per cent to 24.3 per cent.

Although not mandatory for leasing companies, MLL adheres to the guidelines issued by the Central Bank of Sri Lanka to commercial banks in the provisioning for bad and doubtful debts. It also made provisions of Rs.6 million to cover losses and write offs of leased assets due to the tsunami.

Pre Tax Profits

Sector Pre-Tax Profits decreased by 40 per cent to Rs.167 million, mainly as a result of the above mentioned taxes and the impact of the tsunami on UAL. Prior to December 2004, UAL was on course for a growth of 37 per cent in PBT. Due to the tsunami, UAL accepted liability for 160 general insurance claims which resulted in a Pre Tax Loss.

MLL posted its best ever PBT during the year under review. Performance of the Leasing industry is very sensitive to changes in interest rates, and the reduction in average cost of funding led to a substantial growth in PBT despite a marginal growth in Turnover.

Due to the fixed nature of JKSB's cost structure, the variation in the Company's revenues had a significant negative impact on its profits.

Sector Performance

(Rs. '000s)	04/05	03/04	Chg %
Turnover			
Financial Services	2,123,793	1,459,731	45
Profit Before Tax			
Financial Services	166,528	279,741	(40)

- Apartment Sale and Lease
- Boulevard Rental
- Rental of Office Space

Highlights

- Sector operations segregated into two segments; Property Development and Real Estate
- The Monarch pre sales surpassed initial targets with over 90% of the apartments sold
- Critical evaluation of Group Real Estate was undertaken with a view to formulating an optimum strategy

A world of possibilities

In keeping with our aspiration of realising the full potential of the Group's gamut of real estate properties, the Sector embarked on a comprehensive reorganisation and strategy formulation exercise during the year under review. Consequently the Sector was segregated into two segments, namely Property Development and Real Estate with a view to providing concentrated focus on all aspects.

The management of Crescat Apartments and Crescat Boulevard together with the construction and management of our newest apartment tower, The Monarch, have been clubbed together under Property Management, while all other Group-owned real estate sites have been pooled under the Real Estate Segment.



Posivitism : *Astute thinking and well mapped strategic plans ensure continuity of key initiatives in times of volatility.*

The construction of our flagship "Monarch" tower commenced as per schedule in January 2005.

Formulating an Optimum Strategy

During the year 2004/05, the Real Estate Segment carried out a study of the industry to identify emerging opportunities. A leading research agency, AC Nielsen's, was commissioned to carry out a market study to understand the demand for residential accomodation in the city of Colombo. A critical evaluation of all the Real Estate sites owned by the Group in the city of Colombo was also undertaken. An optimum strategy is being outlined based on these in depth studies. The consolidation of the usage of office space by the Group within the city would take precedence in the implementation of the real estate strategy. The department of architecture of the University of Moratuwa is carrying out an evaluation of the use of office space by the Group and formulation of an ideal model for the future is in progress. However the final planning and implementation will take place once the Group's real estate needs are identified and addressed.

The Sector has also focused on enhancing returns from current sites based on the present infrastructure. A rental policy has been established in line with the market and would take effect from April 2005. The utilisation of all the space has been reviewed and rationalised, thus increasing the yields from all sites. The real estate sites within the city have been classified into profit centres with clearly defined performance targets based on the new plans. It is the intention of the Sector to maximise yields from the current sites with minimal financial exposure until such time the strategic plan is implemented.

Property Development - Operational Review

Apartments

The Residencies, our first apartment tower in the Property Development Sector, which is situated in the heart of the commercial city of Colombo, consists of 152 luxury apartments. More than 97 per cent of the apartments have been sold to local and international investors.

Crescat Boulevard has been placed as the best up-market mall in the Country, due to its location, easy accessibility, superior parking facilities, high level of maintenance and the presence of world renowned brands such as Christian Dior, Tag Heuer and Fendi. The collection of leading sports brands such as Nike, Adidas, Pro line and Fila is also a success factor of the shopping mall. Further, the food court and the presence of international food chains such as Delifrance, Nandos and Pizza Hut gives an attractive array to shoppers who are on the look out for a quick bite. The management intends to populate the mall with more world class brands and further improve the ambience of the mall, which also derives benefits from its close proximity to the 5-star Colombo Plaza.

The luxurious world class 30 storied residential apartment complex, The Monarch has been designed by world renowned architects Palmer & Turner. Due to its prime locality and its niche premium positioning, The Monarch has achieved a significant milestone by surpassing its initial sales estimates. More than 90 per cent of the 195 apartments have been pre-sold, including the premium quality Presidential Suites and Penthouses. In spite of growing competition, The Monarch has held its position as the pinnacle of luxury apartments. The neighboring Colombo Plaza, The Boulevard and the new Lifestyle complex have added value to the location.

Looking to the Future

Increasing demand for luxuy apartments from high net worth residents and a growing expatriate population has created an unprecedented growth in the luxury apartment industry. Given its current exposure to the Sector and the management expertise gained, the Group will be better placed to capitalise on future opportunities arising in the Sector.



Sector Performance and Position relative to the Group
2%
4%
15%
Net Turnover
EBIT
Net Assets
Real Estate
Others
Apartments Sold vs Remaining
250
200
150
100
50
0
No of Apartments
Crescat
The Monarch
Apartments remaining
Sold*

Note *The Monarch sales represent pre-sales

Property Development - Financial Review

The financial performance of the Property Development Sector was subdued compared to the previous year. However, the successful levels of pre-sales for The Monarch Apartments will be a key revenue stream for this Sector in the coming years. During the year under review, the Real Estate Segment also embarked on a comprehensive reorganisation exercise.

Financial Capsule

(Rs. '000s)

Property & Development	2004/05	2003/04	Chg %
Turnover	581,179	744,373	(22)
EBIT	144,440	213,054	(32)
Total Assets	4,560,567	5,003,959	(9)
Net Assets	3,357,474	4,741,252	(29)
Capital Expenditure	319,447	66,105	383
No. of Employees	90	*103	(13)
EBIT per Employee	1,605	*2,068	(22)

*Restated

Turnover

The Sector Revenues decreased by 22 per cent to Rs.581 million. The dip in turnover was mainly due to the reduction in apartments available for sale at Crescat Residencies. Of the twenty apartments remaining, fifteen were sold during the year in contrast to the forty five apartments which were sold in the previous year.

Due to the formulation of the new rental policy for the current sites of the Group, rental income grew by 7.5 per cent over the previous year. John Keells Limited (JKL) was the highest contributor to this increase. The increase in rent following the renovation of the JKL property and the


Real Estate Sector
Turnover Analysis
744,373
29%
581,179
25%
71%
75%
29,776
28,117
15,357
00/01
01/02
02/03
03/04
04/05
Total Operating Costs
EBIT
Real Estate Sector Profits
210,184
202,708
147,378
123,045
8,782
4,611
3,578
663
(3,442)
(4,262)
00/01
01/02
02/03
03/04
04/05
Pre Tax Profits
Profit After Tax
EBIT Margin
24.9%
Asset Turnover
0.1x
Assets/
(Debt+Equity)
1.2x
ROCE
FY04/05
3.0%
FY03/04
8.3%
Chg
(63.9)%

more efficient utilisation of the property resulted in a boost to turnover. Whittal Boustead also generated higher rental income in comparison to the previous year, due to the increase of external Customer revenues. The rental revision was made towards the latter half of the financial year and therefore the benefits of this would be better evident in 2005/06.

EBIT Margin

The EBIT margin declined from the 29 per cent last year to 25 per cent in FY2004/05, mainly as a result of the reduction in apartment sales at Crescat Residencies. The rest of the Sector indicated marginal EBIT growth, mainly from Keells Realtors. Sector margins were also lowered by higher staffing costs as it geared itself to meet the demands of the future and costs associated with surveys undertaken by the Sector.

Pre- Tax Profits

The Sector recorded Pre-Tax Profits of Rs.147 million which was a 30 per cent decrease from last year. We expect a strong performance from the Sector in the future, given that over 90 per cent of the apartments at The Monarch have been pre-sold.

Sector Performance

(Rs. '000s)	04/05	03/04	Chg %
Turnover			
Real Estate	581,179	744,373	(22)
Profit Before Tax			
Real Estate	147,378	210,184	(30)

- Broking and Warehousing
- Plantation Management

Highlights

- John Keells Limited retains its position as the No.1 tea broker in the Country
- Tea Smallholder Factories Limited records the highest sales average for an individual institution in the low grown sector and registers the best performance in a decade

A Positive Twist

Sri Lanka's tea industry experienced one of its best periods during the year under review, with tea exports reaching new heights. The Country exported over 300 million kilograms during a single calendar year for the first time in its history. Though production of tea reflected a growth of only 1 per cent YoY, local tea was able to command premium prices in the global market with average prices improving by 21 per cent in SL rupee terms. The rubber market also witnessed unusual buoyancy during the same period.

Market Bull Run

Leveraging on the opportunities prevalent in the market, our commodity broker, John Keells Limited (JKL) enjoyed growth in all its operational aspects. Both tea and rubber broking activities have recorded growth in profitability over the previous year. The Company successfully retained its market dominance in the tea broking arena. This was also the first full year, where JKL operated with a single warehouse, since the establishment of the state-of-the-art warehouse in 2003. The resultant operational efficiencies further boosted the performance of JKL.

The increase in low grown crop, coupled with attractive prices, proved to be a winning formula for Tea Smallholder Factories Limited (TSFL), with the Company registering an exceptional performance during the year; the best in a decade. Further, TSFL recorded the highest sales average for an individual institution in the low grown sector, driven by meticulous pursuance of quality standards. This has resulted in spin-off benefits to the Company's more than 12,000 small holder base, in terms of achieving a better value and better quality of life.

Namunukula Plantations (NPL), the Group's plantation arm engaged in multi crop cultivation, also benefited from the buoyant market conditions. The Company's decision to produce leafy teas in the Uva Region brought positive results in terms of boosting prices and attracting more bought leaf. However, the adverse weather conditions witnessed during the last quarter dampened the crop intake, thus reducing profitability.

Optimising Internal Efficiencies

The year under review witnessed the Group-wide change initiatives implemented in the last financial year, bearing fruit, with each Company realising cost efficiencies and streamlining processes. While the Group Initiatives function has resulted in significant purchase economies, Group HR initiatives have brought about a more balanced approach to Employee reward and recognition.

These internal efficiencies have assisted JKL in its continuing efforts to provide superior services to its existing client base as well as securing new businesses.



Posivitism : *Maintaining healthy Employee relationships is critical for business success in highly unionised environments.*
Here, a supervisor attends to a menial task in the right spirit.

Plantations - Operational Review

While the entry of a new player to the tea broking industry has intensified competition, JKL is confident of maintaining its status-quo by optimising its differentiated service efficiencies and concentrated client relationship management.

TSFL which currently enjoys a market share of approximately 5 per cent in low-growns, is well known amongst the small holders for its provision of extension services. These services, having resulted in enhancing the small holder knowledge on best practices, have given the Company an edge over its competitors who are not geared to provide such value addition. Extension services backed by the financial strength of TSFL have made the Company the "preferred choice" amongst the Country's small holder base.

Quest for Synergies

In its quest for continuous improvement, JKL is focusing on reaping benefits from its new Tea Programme and assessing the possibility of automating the sample room in the ensuing year. This would accrue efficiencies that would enable the Company to better serve their Customers in critical aspects of service such as sampling and cataloguing. Moreover, the warehouse utilisation is expected to reach its peak in the coming financial year, and income from warehousing activities is estimated to increase through a revision of rates.

In the intensifying competitive environment of the low grown tea industry, TSFL is actively pursuing financially attractive acquisition opportunities with a view to expanding its presence in the Sector.

Namunukula Plantations, which is expected to bring in an extent of approximately 1000 hectares of new palm oil for production, has also entered into two joint ventures for the construction of a palm oil mill and the direct export of crepe rubber to the United States.


Sector Performance and Position relative to the Group
12%
11%
8%
Net Turnover
EBIT
Net Assets
Plantations
Others
TSFL Average vs National Low Grown Average for
2 years ended March 2005
Rs./Kg
250
230
210
190
170
150
130
110
90
70
50
Apr.03
Jul.03
Oct.03
Jan.04
Apr.04
Jul.04
Oct.04
Jan.05
TSFL Average
National Sales Average

Plantations - Financial Review

The buoyant market conditions enjoyed by the national tea and rubber industry during the year were mirrored in the performance of our businesses in the Plantations Sector, which registered healthy growth in revenue and operating margins. However, the increase in worker wages and the imposition of new taxes during the latter part of the year offset some of the benefits of favourable market conditions.

Financial Capsule

(Rs. '000s)

Plantations	2004/05	2003/04	Chg %
Turnover	3,328,305	3,705,068	(10)
EBIT	396,132	345,888	15
Total Assets	4,108,490	3,686,987	11
Net Assets	1,724,703	1,543,756	12
Capital Expenditure	251,583	216,079	16
No. of Employees	10,926	*10,977	0
EBIT per Employee	36	32	13

*Restated

Revenue

The Sector Revenue declined from Rs.3.7 billion to Rs.3.3 billion, a decrease of 10 per cent over the previous year, mainly as a result of the absence of the Rs.0.9 billion Associate Company Turnover which was enjoyed in the previous year. If this was ignored, the increase in Turnover would have been 18 per cent.

Our Commodity Broking and Warehousing arm successfully maintained its momentum recording a growth in Revenue of 6 per cent to reach a total of Rs.255 million. While there was a slight dip in the quantity of tea handled during the period, the rise in prices more than offset the impact, leading to an increase in Revenue generated by the Tea Broking operations. Our Rubber Broking activities also recorded higher Revenue compared to FY 2003/04. John Keells Warehousing (Pvt.) Limited which completed its first full year of operations since inception, further boosted the Segment Revenue.


Plantation Sector
Turnover Analysis
3,285,728
3,226,161
3,438,239
3,705,068
3,328,305
11%
8%
6%
9%
12%
89%
92%
94%
91%
88%
00/01
01/02
02/03
03/04
04/05
Total Operating Costs
EBIT
Plantation Sector Profits
281,306
208,219
116,368
58,040
90,533
50,033
237,000
180,244
282,555
199,145
Pre Tax Profits
Profit After Tax
EBIT Margin
11.9%
Asset Turnover
0.9x
Assets/
(Debt+Equity)
1.3x
ROCE
FY04/05
13.9%
FY03/04
12.2%
Chg
13.9%

Revenue of our Plantation businesses registered a 11 per cent decline over the previous year to reach Rs.3.1 billion during the period under review. Tea Smallholder Factories Limited (TSFL) gained from the higher production of low grown teas complemented by the upward trend witnessed in the national sales averages. Consequent to its consistent pursuance of quality, the Company recorded a 7 per cent premium over the low grown elevational average during the financial year. Though the adverse weather conditions prevalent in the last quarter dampened the crop intake at Namunukula Plantations (NPL), the Company enjoyed a marginal increase in revenue on the back of attractive tea and rubber prices.

EBIT Margin

The EBIT of the Sector grew by 21 per cent, with margins increasing from 9 per cent to 12 per cent.

EBIT margins of our Broking and Warehousing Segment increased during the full-year of operations by our state-of-the-art warehousing complex compared to the nine months of operations during the previous period. The operating profits of JKL for the year were further boosted by dividend income received from its strategic investments and the capital gain of Rs.83 million earned on the sale of shares held in several Group resort hotel companies, including the associate stake it held in International Tourists & Hoteliers Limited, to parent John Keells Holdings as part of the Hotel Sector restructuring exercise carried out under the umbrella of John Keells Hotels Limited.

The Plantations Segment registered an EBIT margin of 8 per cent in FY 2004/05, strongly backed by the contributions from TSFL, whose current year performance was declared the best in a decade. The increase in wages, imposition of Economic Service Charge and the exemption of tea from VAT that resulted in the inability to claim input credit, adversely impacted the operating margins of NPL during the year.

Pre Tax Profits

The Sector Pre Tax Profits of Rs.283 million increased by 19 per cent compared to FY2003/04 profit of Rs.237 million. However, it should be noted that the Sector Pre Tax Profits for the last financial year included our share of profits from Kegalle and Maskeliya Plantations, which were disposed of in March 2004. If these were excluded, the growth in Pre Tax Profits over the previous year would have been 64 per cent.

Sector SBU Performance

(Rs. '000s)	04/05	03/04	Chg %
Turnover			
Broking & Warehousing	255,315	240,099	6
Plantations	3,072,991	3,464,969	(11)
Profit Before Tax			
Broking & Warehousing	107,414	50,206	114
Plantations	175,141	186,794	(6)

Pre Tax Profits of Broking and Warehousing activities witnessed a growth of 114 per cent, while the Plantations Segment profitability declined by 6 per cent compared to FY2003/04. If Kegalle and Maskeliya Plantations were excluded, the profitability growth would have been 48 per cent.

Financial Reports

Page

Financial Calendar

Interim Financial Statements	
- Three months ended 30 June 2003	13 July 2004
- Six months ended 30 September 2003	18 October 2004
- Nine months ended 31 December 2003	25 February 2005
First Interim Dividend paid on	12 November 2005
Second Interim Dividend paid on	24 March 2005
Final Dividend proposed to be paid on	1 July 2005
Annual Report 2004/2005	31 May 2005
26th Annual General Meeting	24 June 2005

Positive Results

effect or outcome: a consequence of solid commitment, dedication and persistence: bringing home rich rewards, a harvest of plenty. Evidence, clear and distinct: the return of our endeavours...



Report of the Directors

The Directors' Report to be presented at the 26th Annual General Meeting of John Keells Holdings Limited to be held on Friday, 24 June 2005.

The Directors have pleasure in presenting to the members their Report, together with the audited accounts of John Keells Holdings Limited and the audited Consolidated Financial Statements of the Group for the year ended 31 March 2005.

GROUP ACTIVITIES

The principal activities of the Group are shown on pages 131 and 132 of the Report.

SEGMENT REPORTING

The Segment information is given in Notes 2.7, 3.3, 3.4, 12, 14.5 and 34 to the Financial Statements.

GROUP REVENUE

The Revenue of the Group during the year was Rs. 23,646 million, (2003/2004 - Rs. 22,285 million). The breakdown of Revenue is provided in Note 3 to the Financial Statements.

GROUP EMPLOYMENT

The number of persons employed by John Keells Holdings Limited and its subsidiaries as at 31 March 2005 was 18,891 (31 March 2004 - 18,557).

DONATIONS

Total donations made by the Group during the year amounted to Rs. 23 million (2003/2004 - Rs. 9 million) of which Rs. 1.5 million was to approved charities.

PROPERTY, PLANT AND EQUIPMENT

Land and buildings owned by companies in the Group were revalued during the financial year 2002/2003, except for those owned by Keells Plantation Management Services (Pvt) Limited, Asian Hotels & Properties Group, Allied Properties Limited and Rajawella Hotels Limited which were revalued on 31 March 1998, 31 December 2003, 31 August 2004 and 31 March 2005, respectively. Details of Land and Buildings with Net Book Values including details of the Property, Plant & Equipment of the Group and their movements are given in Note 14 to the Financial Statements.

Group expenditure during the year on the acquisition of Property, Plant & Equipment excluding transfers and exchange fluctuations amounted to Rs. 2,292 million (2003/2004 - Rs. 1,180 million).

INVESTMENTS

Details of Long Term Investments held by the Company and by the Group are given in Note 16 to the Financial Statements.

SHARE CAPITAL

The total Issued Share Capital of the Company as at 31 March 2005 was Rs. 3,316 million comprising 330,923,347 Ordinary Shares, with a par value of Rs. 10/- and 354,959 Global Depository Receipts (GDRs) with each GDR representing two Ordinary Shares.

Options in respect of 1,532,336 shares were exercised during the year under Employee Share Option Plans, for a total purchase consideration of Rs. 91 million

EMPLOYEE SHARE OPTION PLANS

The current Employee Share Option Plans consist of a Second Plan approved by the Shareholders on 29 June 2001 and a Third Plan approved by the shareholders on 28 June 2004.

Under the Second Plan, the Company was authorised to issue upto five percent of the Issued Share Capital, with an annual limit of up to two percent, of non-transferable Call Share Options. Options granted under this Plan have to be exercised within five years of such grant. A first Award of 3,670,000 options was made on 10 October 2001 at a price of Rs. 36.50, a second award of 3,728,580 options was made on 12 November 2002 at a price of Rs. 76.00 and a third award of 2,994,209 options was made on 23 January 2004 at a price of Rs. 104.50. Following the issue of bonus shares and rights, the options available under the first and second awards of this plan increased by 2,903,088 options and prices applicable, on 31 March 2005, to the options under the first, second and third awards are Rs. 31.75, Rs. 56.89 and Rs. 94.77, respectively. As at 31 March 2005, 6,634,773 of these options have been exercised and 235,970 options have lapsed leaving a balance of 6,425,134 options. Of these unexercised options as at 31 March 2005 1,196,813 are at Rs. 31.75, 2,337,470 are at Rs. 56.89 and 2,890,851 are at Rs. 94.77.

Under the Third Plan, the Company was authorised to issue upto five percent of the Issued Share Capital, with an annual limit of upto two percent, of non-transferable Call Share Options. Whilst the options granted under this Plan have to be exercised within five years of such grant, the options offered under Award One of this Plan have to be held for a minimum period before they are eligible for exercise. 5,503,850 options were offered on 29 March 2005 under Award One. In terms of the minimum holding periods, 1,375,962 options are eligible for exercise on 29 March 2006, 1,375,963 options are eligible for exercise on 29 March 2007 and 2,751,925 options are eligible for exercise on 29 March 2008. Irrespective of the date of exercise eligibility, all options granted under this award must be exercised on or before 28 March 2010. The unexercised options, as at 31 March 2005, under the Third Plan, were 5,503,850. The price applicable, as at 31 March 2005, to these options was Rs. 136.00.

In keeping with the above, the total options available for exercise, as at 31 March 2005 is 11,928,984. Of this, 1,196,813 options have to be exercised before 10 October 2006, 2,337,470 options have to be exercised before 12 November 2007 and 2,890,851 options have to be exercised before 23 January 2009 and 5,503,850 options, which are subject to minimum holding periods, have to be exercised before 28 March 2010.

RESERVES

The movements during the year, of Capital and Revenue Reserves are shown in Notes 23 and 24 respectively to the Financial Statements.

CONTINGENT LIABILITIES AND CAPITAL COMMITMENTS

Contingent Liabilities as at 31 March 2005 and Commitments made on Capital Expenditure as at that date are given in Notes 36 and 37 to the Financial Statements.

EVENTS SUBSEQUENT TO BALANCE SHEET DATE

Other than the events referred to in Note 39 to the Financial Statements, there have been no events subsequent to the Balance Sheet date which would have any material effect on the Company or on the Group.

ANNUAL REPORT

The Board of Directors approved the Consolidated Financial Statements on 25 May 2005. The appropriate number of copies of this Report will be submitted to the Colombo Stock Exchange and to the Sri Lanka Accounting and Auditing Standards Monitoring Board on 31 May 2005.

DIRECTORS' INTERESTS IN CONTRACTS

Directors' interests in contracts of the Company are disclosed in Note 35 to the Financial Statements and have been declared at meetings of the Directors. The Directors have no direct or indirect interest in any other contract or proposed contract of the Company.

DIRECTORATE

The Board of Directors of the Company as at 31st March 2005 is given on pages 12 and 13 of the Report.

In accordance with Article 84 of the Articles of Association of the Company, Messrs G S A Gunasekera and E F G Amerasinghe retire by rotation and being eligible offer themselves for re-election.

The Audit Committee, as at date, comprises Mr N C Vitarana (Chairman), Mr E F G Amerasinghe and Mr S Easparathasan. The Remuneration Committee, as at date, comprises Mr E F G Amerasinghe (Chairman), Mr S Easparathasan and Mr N C Vitarana and the Nominations Committee, as at date, comprises Mr S Easparathasan (Chairman), Mr E F G Amerasinghe, Mr T Das, Mr V Lintotawela and Mr N C Vitarana.

GOING CONCERN

The Directors confirm that the Company has adequate resources to continue in operation to justify applying the going concern basis in preparing these Financial Statements.

Group Results and Appropriations

In Rs. '000s	**2005**	2004
After making provision for bad and doubtful debts and for all known liabilities and after providing for depreciation on Property, Plant and Equipment the profit earned before interest by the Group was	**2,682,157**	1,966,774
Interest paid during the year was	**(406,900)**	(457,708)
	2,275,257	1,509,066
After adjusting for provision for fall in value of Investments	**-**	(6,947)
and for profit /(loss) on sale of Investments	**42,922**	170,694
Profit accruing to the Company and Subsidiaries was	**2,318,179**	1,672,813
To which share of profits of Associate Companies was added	**832,856**	703,378
Profit before taxation was	**3,151,035**	2,376,191
From which was deducted the provision for taxation including deferred taxation of	**(645,517)**	(285,581)
Leaving a net profit after taxation of	**2,505,518**	2,090,610
The amount attributable to Minority Interests was	**(413,692)**	(201,685)
The surplus arising from Extra-ordinary item was	**185,427**	-
The amount available to the Group was therefore	**2,277,253**	1,888,925
When the balance brought forward from the previous year (after adjustments) was added	**2,841,291**	2,277,275
The amount available for appropriation was	**5,118,544**	4,166,200
The Directors have recommended that transfers be made to the General Reserve of	**(1,000,000)**	(150,000)
And to the Dividend Reserve (Net) of	**(417,825)**	(396,561)
	3,700,719	3,619,639
On 12 November 2005 an interim dividend of 10% was paid (2003/2004 - 10%)	**(297,937)**	(279,999)
out of dividends received free of tax - 9.78%	**(291,110)**	(2,233)
and dividends received net (liable to tax) - 0.22%	**(6,827)**	(277,766)
On 24 March 2005 an interim dividend of 10% was paid	**(331,532)**	-
out of dividends received free of tax - 10.00%	**(331,532)**	-
and dividends received net (liable to tax) - 0.00%	**-**	-
A Final Dividend of 10% (2003/2004 - 15%) is being recommended amounting to	***(398,028)**	(445,784)
Which has been declared		
out of dividends received free of tax - 10.00 %	**(398,028)**	-
out of dividends received net (liable to tax) - 0.00 % (effective)	**-**	(445,784)
Leaving a balance to be carried forward to the next year of	**3,071,250**	3,339,640

***** *The Final Dividend proposed for the financial year 2004/2005 has not been recognised as at the Balance Sheet date in compliance with SLAS 12 (Revised) - Events after the Balance Sheet date.*

DIRECTORS' SHAREHOLDINGS

Shareholdings, in the Company, its Subsidiaries and Associate Companies, of Directors of the Company and of their respective spouses are as follows:

John Keells Holdings Limited
V Lintotawela - 2,895,144 (31.03.2004 - 4,069,645)
S C Ratnayake - 1,692,013 (31.03.2004 - 1,538,194)
A D Gunewardene - 2,111,222 (31.03.2004 - 1,919,293)
G S A Gunesekera - 789,765 (31.03.2004 - 808,879)
J R F Peiris - Nil (31.3.2004 - Nil)
E F G Amerasinghe - 2,200 (31.3.2004 - 2,000)
S Easparathasan - Nil (31.3.2004 - Nil)
T Das - Nil (31.3.2004 - Nil)
N C Vitarana - Nil (31.3.2004 - Nil)

Options available under the Employee Share Option Plan of the Company

V Lintotawela - 99,000 (31.03.2004 - 90,000)
S C Ratnayake - 676,142 (31.03.2004 - 432,857)
A D Gunewardene - 676,142 (31.03.2004 - 432,857)
G S A Gunesekera - 676,142 (31.03.2004 - 432,857)
J R F Peiris - 299,000 (31.03.2004 - 90,000)

Ceylon Cold Stores Limited
V Lintotawela - 3,400 (31.03.2004 - 6,600)
S C Ratnayake - 760 (31.03.2004 - 760)
A D Gunewardene - 7,000 (31.03.2004 - 7,000)
G S A Gunesekera - 3,812 (31.03.2004 - 3,812)
J R F Peiris - 150 (31.03.2004 - Nil)

Ceylon Holiday Resorts Limited
S C Ratnayake - Nil (31.03.2004 - 10,000)
A D Gunewardene - Nil (31.03.2004 - 3,166)

Habarana Lodge Limited
V Lintotawela - Nil (31.03.2004 - 533)
G S A Gunesekera - Nil (31.03.2004 - 2,360)

International Tourists & Hoteliers Limited
V Lintotawela - Nil (31.03.2004 - 5,027)
S C Ratnayake - Nil (31.03.2004 - 9,375)

Kandy Walk Inn Limited
V Lintotawela - Nil (31.03.2004 - 2,613)
S C Ratnayake - Nil (31.03.2004 - 250)
G S A Gunesekera - Nil (31.03.2004 - 567)

John Keells Hotels Limited
V Lintotawela - 7,287 (31.03.2004 - Nil)
S C Ratnayake - 25,582 (31.03.2004 - Nil)
A D Gunewardene - 6,249 (31.03.2004 - Nil)
G S A Gunesekera - 3,821 (31.03.2004 - Nil)

Keells Food Products Limited
V Lintotawela - 6,635 (31.03.2004 - 6,635)
S C Ratnayake - 2,500 (31.03.2004 - 2,500)
G S A Gunesekera - 1,666 (31.03.2004 - 1,666)

Nations Trust Bank
V Lintotawela - 60,521 (31.03.2004 - 60,521),
A D Gunewardene - 116,111 (31.03.2004 - 114,411)
G S A Gunesekera - 2,720 (31.03.2004 - 2,720)

Tea Smallholder Factories Limited
V Lintotawela - 10,000 (31.03.2004 - 10,000)
G S A Gunesekera - 1,000 (31.03.2004 - 1,000)

Union Assurance Limited
A D Gunewardene - 2,498 (31.3.2004 - 2,498)

Asian Hotels & Properties Limited
V Lintotawela - Nil (31.03.2004 - 100,000)

Trans Asia Hotels Limited
V Lintotawela - 100 (31.03.2004 - 100)
S C Ratnayake - 100 (31.03.2004 - 100)
A D Gunewardene - 100 (31.03.2004 - 100)
G S A Gunesekera - 100 (31.03.2004 - 100)
J R F Peiris - 100 (31.03.2004 - 100)

None of the Directors hold shares in any other company in the Group other than for nominee holdings.

AUDITORS

The Financial Statements for the year have been audited by Messrs. Ernst & Young, Chartered Accountants, who offer themselves for re-appointment. At a meeting of the Board of Directors held on 28 April 2005, it was resolved that they be recommended for re-appointment as Auditors.

By Order of the Board
Keells Consultants Limited
Secretaries

25 May 2005

Statement of Directors' Responsibility for the preparation of Financial Statements

The responsibility of the Directors, in relation to the Financial Statements, is set out in the following statement. The responsibility of the Auditors, in relation to the Financial Statements, is set out in the Report of the Auditors on page 73 of the Report.

As per the provisions of the Companies Act No. 17 of 1982, the Directors are required to prepare for each financial year and place before a general meeting financial statements, which comprise -

i. an Income Statement, which presents a true and fair view of the profit and loss of the Company and its Subsidiaries for the financial year; and

ii. a Balance Sheet, which presents a true and fair view of the state of affairs of the Company and its Subsidiaries as at the end of the financial year, and which comply with the requirements of the Act.

The Directors are required to ensure that, in preparing these Financial Statements:

i. the appropriate accounting policies have been selected and applied in a consistent manner and material departures, if any have been disclosed and explained;

ii. all applicable Accounting Standards, as relevant, have been followed;

iii. judgements and estimates have been made which are reasonable and prudent.

The Directors are also required to ensure that the Company has adequate resources to continue in operation to justify applying the going concern basis in preparing these Financial Statements.

Further, the Directors have a responsibility to ensure that the Company maintains sufficient accounting records to disclose, with reasonable accuracy the financial position of the Company and of the Group, and to ensure that the Financial Statements presented comply with the requirements of the Companies Act.

The Directors are also responsible for taking reasonable steps to safeguard the assets of the Company and of the Group and in this regard to give proper consideration to the establishment of appropriate internal control systems with a view to preventing and detecting fraud and other irregularities.

The Directors are required to prepare the Financial Statements and to provide the Auditors with every opportunity to take whatever steps and undertake whatever inspections they may consider to be appropriate to enable them to give their Audit Opinion.

The Directors are of the view that they have discharged their responsibilities as set out in this statement.

Compliance Report

The Directors confirm that to the best of their knowledge, all taxes, duties and levies payable by the Company and its Subsidiaries, all contributions, levies and taxes payable on behalf of and in respect of the employees of the Company and its Subsidiaries, and all other known statutory dues as were due and payable by the Company and its Subsidiaries as at the Balance Sheet date have been paid or, where relevant provided for, except as specified in Note 36 to the Financial Statements covering contingent liabilities.

By Order of the Board

Keells Consultants Limited

Secretaries

25 May 2005



■ Chartered Accountants
201 De Saram Place
P. O. Box 101
Colombo 10
Sri Lanka

■ Telephone : (0) 11 2697363
Fax Gen : (0) 11 2697369
Tax : (0) 11 5578180
E-Mail : eysl@lk.ey.com

TO THE MEMBERS OF JOHN KEELLS HOLDINGS LIMITED

We have audited the Balance Sheet of John Keells Holdings Limited as at March 31, 2005, the Consolidated Balance Sheet of the Company and its Subsidiaries as at that date, and the related Statements of Income, Cash Flows and Changes in Equity for the year then ended, together with the Accounting Policies and Notes as set out on pages 80 to 118.

Respective Responsibilities of Directors and Auditors

The Directors are responsible for preparing and presenting these Financial Statements in accordance with the Sri Lanka Accounting Standards. Our responsibility is to express an opinion on these Financial Statements, based on our audit.

Basis of Opinion

We conducted our audit in accordance with the Sri Lanka Auditing Standards, which require that we plan and perform the audit to obtain reasonable assurance whether the said Financial Statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the said Financial Statements, assessing the accounting principles used and significant estimates made by the Directors, evaluating the overall presentation of the Financial Statements, and determining whether the said Financial Statements are prepared and presented in accordance with the Sri Lanka Accounting Standards. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit. We therefore believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, so far as appears from our examination, the Company has maintained proper books of account for the year ended March 31, 2005 and to the best of our information and according to the explanations given to us, the said Balance Sheet and related Statements of Income, Cash Flows and Changes in Equity and the Accounting Policies and Notes thereto, which are in agreement with the said books, have been prepared and presented in accordance with the Sri Lanka Accounting Standards, provide the information required by the Companies Act No. 17 of 1982 and give a true and fair view of the Company's state of affairs as at March 31, 2005 and its profit and cash flows for the year then ended.

In our opinion, the Consolidated Balance Sheet and Statements of Income, Cash Flows and Changes in Equity and the Accounting Policies and Notes thereto have been properly prepared and presented in accordance with the Companies Act No. 17 of 1982 and the Sri Lanka Accounting Standards, and give a true and fair view of the state of affairs as at March 31, 2005 and the profit and cash flows for the year then ended of the Company and its Subsidiaries dealt with thereby, so far as concerns the members of the Company.

Directors' Interests in Contracts with the Company

According to the information made available to us, the Directors of the Company were not directly or indirectly interested in contracts with the Company during the year ended March 31, 2005 except as stated in Note 35 to these Financial Statements.

Ernst & Young

Colombo

25th May 2005

■ Partners : G A E Gunatilleke FCA T K Bandaranayake FCA M P D Cooray ACA FCMA
Ms. Y A De Silva ACA W R H Fernando FCA FCMA A P A Gunasekera FCA FCMA
A Herath FCA D K Hulangamuwa ACA FCMA LLB (Lond)
A S M Ismail ACA FCMA H M A Jayesinghe ACA FCMA
Ms. L C G Nanayakkara ACA FCMA A D B Talwatte FCA FCMA

Income Statement

For the year ended 31st March *In Rs. '000s*	Page No	Note	Company **2005**	Company 2004	Group **2005**	Group 2004
Revenue	88	3	**444,519**	421,531	**23,646,109**	22,284,764
Cost of Sales			**(155,054)**	(104,220)	**(16,469,997)**	(15,768,597)
Gross Profit			**289,465**	317,311	**7,176,112**	6,516,167
Dividend Income	88	4	**1,445,323**	1,122,344	**-**	-
Other Operating Income	88	5	**13,102**	14,004	**377,223**	332,625
			1,747,890	1,453,659	**7,553,335**	6,848,792
Administrative Expenses			**(354,839)**	(225,053)	**(3,209,998)**	(2,666,041)
Distribution Expenses			**-**	-	**(974,973)**	(751,902)
Other Operating Expenses			**(27,603)**	(36,821)	**(643,285)**	(685,534)
Profit from Operating Activities	89	6	**1,365,448**	1,191,785	**2,725,079**	2,745,315
Provision for fall in Value of Investments	100	16.1	**(78,904)**	(39,734)	**-**	(6,947)
Finance Expenses	89	7	**(204,258)**	(247,086)	**(406,900)**	(457,708)
Share of Associate Company Profits			**-**	-	**832,856**	703,378
Profit before Voluntary Retirement Scheme *and Sale of Non-Current Investments*			**1,082,286**	904,965	**3,151,035**	2,984,038
Profit from sale of Non-Current Investments	89	8	**-**	383,109	**-**	158,939
Profit on Restructuring	89	8.1	**1,533,201**	-	**-**	-
Cost of Voluntary Retirement Scheme			**-**	-	**-**	(766,786)
Profit before Taxation			**2,615,487**	1,288,074	**3,151,035**	2,376,191
Income Tax Expense	89	9	**(23,335)**	7,749	**(645,517)**	(285,581)
Profit after Taxation			**2,592,152**	1,295,823	**2,505,518**	2,090,610
Minority Interest			**-**	-	**(413,692)**	(201,685)
Profit attributable to the Group From Ordinary Activities			**2,592,152**	1,295,823	**2,091,826**	1,888,925
Extra - Ordinary Item	92	10	**-**	-	**185,427**	-
Profit Attributable to the Group			**2,592,152**	1,295,823	**2,277,253**	1,888,925

	Page No	Note	**Rs.**	Rs.	**Rs.**	Rs.
Earnings Per Share						
- Before Extra Ordinary Item	92	11	**6.52**	3.51	**5.26**	5.12
- After Extra Ordinary Item			**6.52**	3.51	**5.73**	5.12
Dividends Per Share - **Gross/Effective**						
Interim Paid			**2.00**	1.00	**2.00**	1.00
Final Proposed			**1.00**	1.50	**1.00**	1.50
Dividends Per Share - **Net**						
Interim Paid			**1.90**	0.93	**1.90**	0.93
Final Proposed			**1.00**	1.35	**1.00**	1.35

The Accounting Policies and Notes as set out on pages 80 to 118 form an integral part of the Financial Statements.

25 May 2005

Balance Sheet

As at 31st March *In Rs. '000s*	Page No	Note	Company 2005	Company 2004	Group 2005	Group 2004
ASSETS						
Non-Current Assets						
Property, Plant & Equipment	94	14	748,414	559,563	20,017,707	18,824,542
Intangible Assets	99	15	-	-	939,750	718,317
Investments in Subsidiaries and Joint Ventures	99	16	13,155,862	9,350,632	5,565	5,665
Investments in Associates	99	16	1,437,722	1,437,722	2,626,499	2,147,557
Other Investments	99	16	94,507	94,556	142,795	146,407
Investment Properties	105	17	-	-	334,509	100,472
Other Non-Current Assets	105	18	92,601	142,610	2,044,414	598,908
			15,529,106	11,585,083	26,111,239	22,541,868
Current Assets						
Inventories	105	19	917	485	1,642,760	1,473,029
Trade and Other Receivables	105	20	567,497	572,970	6,428,555	4,537,860
Short Term Loans given to Related Parties			262,005	218,981	-	-
Short Term Investments	106	21	12,500	121,500	3,030,419	1,601,632
Cash in Hand and at Bank	113	33	119,352	292,715	2,486,878	2,184,923
			962,271	1,206,651	13,588,612	9,797,444
Total Assets			16,491,377	12,791,734	39,699,851	32,339,312
EQUITY & LIABILITIES						
Capital & Reserves						
Share Capital	106	22	3,316,333	3,000,818	3,316,333	3,000,818
Capital Reserves	106	23	6,063,336	6,288,216	7,894,284	7,896,081
Revenue Reserves	107	24	3,784,830	2,267,931	7,605,189	6,330,723
Total Equity			13,164,499	11,556,965	18,815,806	17,227,622
Minority Interest			-	-	3,715,890	4,939,611
Non-Current Liabilities						
Negative Goodwill	107	25	-	-	1,319,754	1,292,633
Non-Interest Bearing Borrowings	108	26.1	-	-	15,000	25,000
Interest Bearing Borrowings	108	26.2	764,974	730,093	2,786,288	1,601,061
Deferred Tax Liabilities	111	27	-	-	274,736	348,090
Retirement Benefit Obligations	111	28	68,477	59,021	752,670	633,783
Other Deferred Liabilities	112	30	-	-	112,413	103,340
			833,451	789,114	5,260,861	4,003,907
Current Liabilities						
Trade and Other Payables	113	31	80,130	105,022	5,245,119	3,612,839
Provisions	112	29	-	-	2,292	7,301
Amounts due to Related Parties			28,700	114,681	-	-
Income Tax Liabilities			11,684	-	356,513	118,538
Short Term Borrowings	113	32	1,632,400	-	3,608,256	955,132
Current Portion of Non-Interest Bearing Borrowings	108	26.1	-	-	20,000	10,000
Current Portion of Interest Bearing Borrowings	108	26.2	165,157	179,158	655,012	362,103
Bank Overdrafts	113	33	575,356	46,794	2,020,102	1,102,259
			2,493,427	445,655	11,907,294	6,168,172
Total Equity & Liabilities			16,491,377	12,791,734	39,699,851	32,339,312

The Board of Directors is responsible for the preparation and presentation of these Financial Statements.

Signed for and on behalf of the Board by,

(Sgd.) V. Lintotawela
Chairman

(Sgd.) J. R. F. Peiris
Group Finance Director

The Accounting Policies and Notes as set out on pages 80 to 118 form an integral part of the Financial Statements.

25 May 2005

Cash Flow Statement

For the year ended 31st March In Rs. '000s	Note	Company 2005	Company 2004	Group 2005	Group 2004
CASH FLOWS FROM OPERATING ACTIVITIES					
Net Profit before Taxation and Extra-ordinary Items		2,615,487	1,288,074	3,151,035	2,376,191
Adjustments for: Interest Received		-	-	(184,051)	(96,205)
Finance Expenses		204,258	247,086	406,900	457,708
Dividends Received		-	-	(28,878)	(30,178)
Cost of Voluntary Retirement Scheme		-	-	-	766,786
Share of Associate Company Profits		-	-	(832,856)	(703,378)
Transfer from Investment Properties		-	-	123,593	296,871
Depreciation		38,005	19,255	1,074,559	862,596
Loss/(Profit) on sale of Non-Current Investments		-	(383,109)	-	(158,939)
Loss/(Profit) on sale of Property, Plant & Equipment		266	(1,494)	(5,765)	22,646
Loss/(Profit) on sale of Investments		(1,546,045)	(9,287)	(42,922)	(11,755)
Provision for fall in Value of Investments		78,904	39,734	-	6,947
Goodwill on Consolidation (Net)		-	-	415	(94)
Unrealised profits on Share Brokerage		-	-	6,361	-
Bad Debts		17,914	18,103	-	-
Retiring Gratuity (net of payments)		9,456	17,733	111,240	33,575
Amortisation of Other Deferred Liabilities		-	-	(5,225)	(47,092)
Intangible Assets and Non-Current Assets (net)		-	-	(151,119)	(57,356)
Operating Profit before Working Capital Changes		1,418,245	1,236,095	3,623,287	3,718,323
(Increase)/Decrease in Inventories		(432)	69	(190,103)	(157,738)
(Increase)/Decrease in Receivables and Prepayments		(37,551)	177,222	(329,819)	(556,870)
Increase/(Decrease) in Creditors and Accruals		(110,875)	(96,552)	1,492,032	747,690
Increase/(Decrease) in Short Term Borrowings		1,632,400	(250,000)	1,567,455	250,665
Cash Generated from Operations		2,901,787	1,066,834	6,162,852	4,002,070
Interest Received		-	-	184,051	96,205
Finance Expenses Paid		(204,258)	(247,086)	(406,900)	(457,708)
Dividends Received		-	-	650,466	674,213
Voluntary Retirement Cost Paid		-	-	-	(766,786)
Income Tax Paid		(11,649)	-	(408,950)	(409,725)
Net Cash Flow from Operating Activities		2,685,880	819,748	6,181,519	3,138,269
CASH FLOWS USED IN INVESTING ACTIVITIES					
Acquisition of Property, Plant & Equipment		(230,154)	(169,088)	(2,291,809)	(1,179,552)
Purchase of Investments		-	(337,496)	(29,670)	(386,515)
Purchase of Subsidiaries	(Note A)	(2,367,526)	(5,564,807)	(541,506)	(5,564,807)
Acquisition of Interest in Subsidiaries		-	(218,626)	(1,627,603)	(90,835)
Proceeds from sale of Property, Plant & Equipment		3,031	6,445	197,470	111,204
Proceeds from sale of Subsidiaries		46,773	46,580	-	54,209
Proceeds from sale of Associates		-	225,000	-	225,000
Proceeds from sale of Other Investments		-	68,551	16,512	76,881
Grants Received for Investing Activities		-	-	14,298	8,799
Net Cash Flow used in Investing Activities		(2,547,876)	(5,943,441)	(4,262,308)	(6,745,616)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from Issuance of Shares - Company		90,635	6,210,878	90,635	6,210,878
Minority Interest		-	-	(283,819)	(188,191)
Dividends Paid		(1,075,253)	(459,936)	(1,075,253)	(459,936)
Long Term Borrowings - Related Parties		14,809	211,699	-	-
Proceeds from Non-interest Bearing Borrowings		-	-	-	1,509
Repayment of Non-Interest Bearing Borrowings		-	-	(165)	(15,000)
Proceeds from Interest Bearing Borrowings		200,000	100,000	685,738	354,153
Repayment of Interest Bearing Borrowings		(179,120)	(179,120)	(713,161)	(489,186)
Net Cash Flow from Financing Activities		(948,929)	5,883,521	(1,296,025)	5,414,227
Costs Incurred due to Tsunami		-	-	(106,402)	-
Insurance Proceeds		-	-	510,637	-
NET INCREASE IN CASH & CASH EQUIVALENTS		(810,925)	759,828	1,027,421	1,806,880
Adjustment in Cash & Cash Equivalents consequent to disposal and acquisition of Subsidiaries & Reclassifications		-	-	(214,522)	883,314
CASH & CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	33	367,421	(392,407)	2,684,296	(5,898)
CASH & CASH EQUIVALENTS AT THE END OF THE YEAR	33	(443,504)	367,421	3,497,195	2,684,296

The Accounting Policies and Notes as set out on pages 80 to 118 form an integral part of the Financial Statements.

Note A. **Acquisition of Subsidiary**

During the period the Company acquired the Mercantile Leasing Group. The fair value of assets acquired and liabilities assumed were as follows.

Receivables	1,637,507
Property, Plant & Equipment	744,043
Non-Current Assets & Investments	1,260,661
Cash & Cash Equivalents	(220,112)
Trade and Other Payables	(1,228,264)
Non-Current Liabilities	(1,515,049)
Total Net Assets	678,786
Minority Interest	(161,474)
Goodwill on Consolidation	24,194
Cash Flow on acquisition of Subsidiary	**541,506**

Statement of Changes in Equity - Company

In Rs.'000s	Note	Share Capital	Global Depository Receipts	Share Premium	Re-valuation Reserve	General Reserve	Dividend Reserve	Investment Equalisation Reserve	Accumulated Profit	Total Equity
Balance as at 1st April 2003		1,871,307	5,163	917,153	284,533	450,000	704,936	75,000	202,108	4,510,200
Bonus Issue of Shares		468,072	1,291	(469,363)	-	-	-	-	-	-
GDRs converted during the year		-	-	-	-	-	-	-	-	-
Share Options exercised during the year		40,799	-	-	-	-	-	-	-	40,799
Premium on Issue of Shares during the year		-	-	5,555,893	-	-	-	-	-	5,555,893
Private Placement		240,000	-	-	-	-	-	-	-	240,000
Rights Issue		374,186	-	-	-	-	-	-	-	374,186
Reserved during the year										
General Reserve		-	-	-	-	150,000	-	-	-	150,000
Dividend Reserve		-	-	-	-	-	396,561	-	-	396,561
		2,994,364	6,454	6,003,683	284,533	600,000	1,101,497	75,000	202,108	11,267,639
Net Profit for the year		-	-	-	-	-	-	-	1,295,823	1,295,823
Transferred to Dividend Reserve		-	-	-	-	-	-	-	(396,561)	(396,561)
Transferred to General Reserve		-	-	-	-	-	-	-	(150,000)	(150,000)
Final Dividend Paid - 2002/03		-	-	-	-	-	-	-	(179,937)	(179,937)
Interim Dividend Proposed - 2003/04		-	-	-	-	-	-	-	(279,999)	(279,999)
Balance as at 31st March 2004		2,994,364	6,454	6,003,683	284,533	600,000	1,101,497	75,000	491,434	11,556,965
Bonus Issue of Shares		299,546	645	(300,191)	-	-	-	-	-	-
GDRs converted during the year		-	-	-	-	-	-	-	-	-
Share Options exercised during the year		15,324	-	-	-	-	-	-	-	15,324
Premium on Issue of Shares during the year		-	-	75,311	-	-	-	-	-	75,311
Reserved during the year										
General Reserve		-	-	-	-	1,000,000	-	-	-	1,000,000
Dividend Reserve		-	-	-	-	-	417,825	-	-	417,825
		3,309,234	7,099	5,778,803	284,533	1,600,000	1,519,322	75,000	491,434	13,065,425
Net Profit for the year									2,592,152	2,592,152
Transferred to Dividend Reserve		-	-	-	-	-	-	-	(417,825)	(417,825)
Transferred to General Reserve									(1,000,000)	(1,000,000)
Final Dividend Paid -2003/04		-	-	-	-	-	-	-	(445,784)	(445,784)
Interim Dividend Paid -2004/05		-	-	-	-	-	-	-	(629,469)	(629,469)
Balance as at 31st March 2005		**3,309,234**	**7,099**	**5,778,803**	**284,533**	**1,600,000**	**1,519,322**	**75,000**	**590,508**	**13,164,499**

The Accounting Policies and Notes as set out on pages 80 to 118 form an integral part of the Financial Statements.

Statement of Changes in Equity - Group

In Rs. '000s	Note	Share Capital	Global Depository Receipts	Share Premium	Re-valuation Reserve	Exchange Translation Reserve	Other Capital Reserves	General Reserve	Dividend Reserve	Investment Equalisation Reserve	Accumulated Profit	Total Equity
Balance as at 1st April 2003		1,871,307	5,163	917,153	1,273,093	211,730	453,120	1,618,149	756,750	75,000	2,632,583	9,814,048
Prior period adjustment											(242,313)	(242,313)
Re-stated Balance		1,871,307	5,163	917,153	1,273,093	211,730	453,120	1,618,149	756,750	75,000	2,390,270	9,571,735
Net Gain or loss not												
Recognised in the Income Statement												
Currency Translation Differences		-	-	-	-	8,720	-	-	-	-	-	8,720
Net Profit for the period		-	-	-	-	-	-	-	-	-	1,888,925	1,888,925
Final Dividend Paid - 2002/03											(179,937)	(179,937)
Interim Dividend Paid - 2003/04		-	-	-	-	-	-	-	-	-	(279,999)	(279,999)
Adjustment on account of												
Disposals & Changes in effective holding of												
Associates/Subsidiaries		-	-	-	(21,475)	(60)	(32,730)	(5,021)	(356)	-	66,942	7,300
Transferred to Dividend Reserve		-	-	-	-	-	-	-	-	-	(396,561)	(396,561)
Transferred to General Reserve											(150,000)	(150,000)
Reserved during the year												
General Reserve		-	-	-	-	-	-	268,859	-	-	-	268,859
Dividend Reserve		-	-	-	-	-	-	-	414,928	-	-	414,928
Issue of Share Capital												-
Bonus Issue of Shares		468,072	1,291	(469,363)								-
GDRs converted during the year				-	-	-	-	-	-	-	-	-
Share Options exercised												-
during the year		40,799	-	147,679	-	-	-	-	-	-	-	188,478
Private Placement		240,000	-	2,976,000	-	-	-	-	-	-	-	3,216,000
Rights Issue		374,186	-	2,432,214	-	-	-	-	-	-	-	2,806,400
		2,994,364	6,454	6,003,683	1,251,618	220,390	420,390	1,881,987	1,171,322	75,000	3,339,640	17,364,848
Retained by Subsidiaries in Reserves											(137,226)	(137,226)
Balance as at 31st March 2004		2,994,364	6,454	6,003,683	1,251,618	220,390	420,390	1,881,987	1,171,322	75,000	3,202,414	17,227,622
Net Gain or loss not												
Recognised in the Income Statement												
Currency Translation Differences						22,203					-	22,203
Net Profit for the period		-	-	-	-	-	-	-	-	-	2,277,253	2,277,253
Final Dividend Paid - 2003/04											(445,784)	(445,784)
Interim Dividend Paid - 2004/05		-	-	-	-	-	-	-	-	-	(629,469)	(629,469)
Adjustment on account of												-
Disposals & Changes in effective holding of												
Associates/Subsidiaries		-	-	-	(5,481)	(29,662)	(93)	(8,217)	(3,978)	-	87,261	39,830
Associate Company Share of Net Assets		-	-	-	-	305,584	-	-	-	-	(42,179)	263,405
Transferred to General Reserve											-	-
Reserved during the year												
General Reserve		-	-	-	-	-	-	1,015,074	-	-	(1,000,000)	15,074
Dividend Reserve		-	-	-	-	-	-	-	417,825	-	(417,825)	-
Issue of Share Capital												-
Bonus Issue of Shares		299,546	645	(300,191)								-
GDRs converted during the year		-	-	-	-	-	-	-	-	-	-	-
Share Options exercised												-
during the year		15,324	-	75,311	-	-	-	-	-	-	-	90,635
Adjustment on account of Retirement/Impairment		-	-	-	(82,238)	-	(1,657)	-	-	-	39,579	(44,316)
Revaluation Surplus arising during the year		-	-	-	14,427	-	-	-	-	-	-	14,427
		3,309,234	7,099	5,778,803	1,178,326	518,515	418,640	2,888,844	1,585,169	75,000	3,071,250	18,830,880
Retained by Subsidiaries in Reserves											(15,074)	(15,074)
Balance as at 31st March 2005		**3,309,234**	**7,099**	**5,778,803**	**1,178,326**	**518,515**	**418,640**	**2,888,844**	**1,585,169**	**75,000**	**3,056,176**	**18,815,806**

The Accounting Policies and Notes as set out on pages 80 to 118 form an integral part of the Financial Statements.

Notes to the Financial Statements

1. Corporate Information

1.1 General

John Keells Holdings Limited is a public limited liability company incorporated and domiciled in Sri Lanka and listed on the Colombo Stock Exchange. The Registered Office and the principal place of business of the Company is located at 130, Glennie Street, Colombo 2.

Issued Ordinary Shares of the Company are listed on the Colombo Stock Exchange. Global Depository Receipts (GDRs) of John Keells Holdings Limited are listed on the Luxembourg Stock Exchange.

In the Report of the Directors and in the Financial Statements, "the Company" refers to John Keells Holdings Limited as the Holding Company and "the Group" refers to the companies whose accounts have been consolidated therein.

The consolidated financial statements of the group for the year ended 31 March 2005 were authorised for issue in accordance with a resolution of the directors on 25 May 2005.

1.2 John Keells Holdings Limited became the Holding Company of the Group during the financial year ended 31 March 1986. The principal activities of the Group are stated on pages 131 and 132. As at 31 March 2005 the Group employed 18,891 persons (18,557 as at 31 March 2004)

1.3 The Notes to the Financial Statements on pages 80 to 118 form an integral part of the Financial Statements.

1.4 All values presented in the Financial Statements are in Sri Lanka Rupees thousands (Rs.'000s) unless otherwise indicated.

1.5 Companies in the Group

a) Subsidiaries

All companies in the Group whose Financial Statements have been included in the Consolidated Financial Statements have been listed on pages 131 and 132 of the Report.

The following companies have been consolidated under Section 150(1)(a)(i) of the Companies Act, No. 17 of 1982

Namunukula Plantations Limited
Tea Smallholder Factories Limited
D H L Keells (Pvt) Limited
Mack Air Services Maldives (Pte) Limited
Trans-Ware Logistics (Pvt) Limited

All other subsidiary companies have been consolidated under Section 150(1)(a)(ii) of the Companies Act, No. 17 of 1982.

The following Subsidiary Companies have been incorporated outside Sri Lanka:

Name	Country of Incorporation
Matheson Keells Air Services (Pvt) Limited	India
Matheson Keells Enterprises (Pvt) Limited	India
John Keells Maldivian Resorts (Pte) Limited	Republic of Maldives
Travel Club (Pte) Limited	Republic of Maldives
Fantasea World Investments (Pte) Limited	Republic of Maldives
Mack Air Services Maldives (Pte) Limited	Republic of Maldives
John Keells Singapore (Pte) Limited	Singapore
Chartersoft (Pvt) Limited	United Kingdom
John Keells Business Systems (UK) Limited	United Kingdom

b) Associates

Associate companies of the Group, whose results have been included in the Consolidated Financial Statements on the basis of the share of income accruing to the Group are:

Nations Trust Bank Limited
Union Assurance Limited
South Asia Gateway Terminals (Pvt) Limited

All the above Associate Companies are incorporated in Sri Lanka.

C) Acquisitions and Divestments

As a result of the Group acquiring Mercantile Leasing Limited the holding Company of the Mercantile Leasing Group, Mercantile Leasing Limited, MLL Insurance Brokers Limited, Allied Properties Limited and Mercantile Leasing (Financial Services) Limited became subsidiaries of the Group from 14 July 2004.

2. Summary of Significant Accounting Policies

2.1 General Policies

2.1.1 Basis of Preparation

The Balance Sheet, Statements of Income, Changes in Equity and Cash Flows, together with Accounting Policies and Notes (the "Financial Statements") of the Group as at 31 March 2005 and for the year then ended, comply with the Sri Lanka Accounting Standards.

The Financial Statements, presented in Sri Lanka Rupees, have been prepared on a historical cost basis except for certain Property, Plant & Equipment, which have been revalued and certain marketable investments, which are stated at market values.

2.1.2 Comparative Information

The Accounting Policies which have been consistently applied by the Group are, unless otherwise stated, consistent with those used in the previous year. Previous years figures and phrases have been re-arranged wherever neccessary to conform with the current presentation.

2.1.3 Consolidation Policy

a) Principles of Consolidation

The Financial Statements of the Group represent the consolidation of the Financial Statements of the Company, its subsidiaries and other companies over which it has control after elimination of all material intra group transactions.

Subsidiaries are controlled from the date the Parent obtains control until such time as control ceases. Acquisition of subsidiaries are accounted for using the Purchase Method of accounting.

The total profits and losses for the period of the Company and of its Subsidiaries included in consolidation are shown in the Consolidated Income Statement with the proportion of profit or loss after taxation pertaining to minority shareholders of subsidiaries being deducted as "Minority Interest".

All assets and liabilities of the Company and of its Subsidiaries included in consolidation are shown in the Consolidated Balance Sheet. The interest of minority shareholders of subsidiaries in the fair value of net assets of the Group are indicated separately in the Consolidated Balance Sheet under the heading "Minority Interest". The consolidated Cash Flow Statement includes the cashflows of the Company and its Subsidiaries.

b) Associate Companies

Associate companies which are listed in Note 1.5 (b) have been accounted for under the equity method of accounting.

Associates are those investments in which the Group holds 20% to 50% of the equity and which are neither Subsidiaries nor Joint Ventures of the Group.

The Income Statement reflects the Group's share of the results of the operations of each Associate.

The related investments appear in the Consolidated Balance Sheet at values adjusted to reflect the Group's share of the fair value of net assets of the Associates, net of any dividends paid by such Associate.

c) Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture as at the date of acquisition. Goodwill is amortised on a straight-line basis over the useful economic life of the acquisitions upto a presumed maximum of twenty years based on factors such as the foreseeable life of the business, period of lease etc. It is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortisation and any impairment value.

Goodwill relating to foreign entities is the excess of the value of the purchase price, translated into Sri Lanka Rupees at the rate prevalent on the date of acquisition, over the fair value of the assets as at that date.

d) Acquisitions and Divestments

The results of Mercantile Leasing Limited and its Subsidiaries have been included from 14 July 2004, being the date of acquisition.

The results of the subsidiaries and associate companies disposed / liquidated during the year have been included upto the date of disposal / liquidation.

e) Financial Year

All subsidiaries in the Group have a common financial year which ends on 31 March, except Mercantile Leasing Limited and its subsidiaries, Union Assurance Limited and Nations Trust Bank Limited, which have a financial year ending 31 December. The results of Union Assurance Limited and Nations Trust Bank Limited for the twelve months ended 31 December 2004 have been included in these Financial Statements. The group policy is that though a subsidiary has a period end on an alternate date, results for subsidiaries are taken as at 31 March. The results of the Mercantile Leasing Group have been drawn up to 31 March 2005 for consolidation with the Group.

2.1.4 Foreign Currency Translation

a) All foreign exchange transactions are converted to Sri Lanka Rupees, which is the reporting currency, at the rates of exchange prevailing at the time the transactions are effected. Monetary assets and liabilities denominated in foreign currencies are translated to the Sri Lanka Rupee equivalents using year-end spot foreign exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. The resulting gains and losses are accounted for in the Income Statement.

b) The Balance Sheets and Income Statements of overseas subsidiaries which are deemed to be foreign entities are translated at the rate of exchange prevailing as at the Balance Sheet date and at the average rate of exchange for the period respectively.

Net equity investments in overseas subsidiaries are converted at the rate prevailing on the date the relevant equity was acquired.

Exchange differences that arise on the translation of net equity investments in overseas subsidiaries are treated as a movement in the Exchange Translation Reserve owing to the long term nature of the Investment. The total balance pertaining to exchange differences has been classified under Capital Reserves in Note 23 to the Financial Statements.

The exchange rates applicable during the period were as follows:

	Balance Sheet		Income Statement Average Rate		Net Equity Investment
	2004/05	2003/04	2004/05	2003/04	
	Rs.	Rs.	Rs.	Rs.	Rs.
Singapore Dollar	60.38	58.00	60.80	55.97	28.25
Pound Sterling	186.96	178.53	188.02	165.12	95.07
US Dollar	99.50	97.40	101.79	96.78	63.52
Indian Rupee	2.28	2.21	2.26	2.11	1.71

2.1.5 Taxation

a) Current Taxes

The provision for income tax is based on the elements of income and expenditure as reported in the Financial Statements and computed in accordance with the provisions of the relevant tax statutes.

b) Deferred Taxation

Deferred Taxation is provided for on the liability method except for Mercantile Leasing Limited which adopts the partial application method. The tax effect of all timing differences, which occur, as a result of items being allowed for income tax purposes during a period different from that when they are recognised in the Financial Statements, is included as a Provision for Deferred Taxation at rates of taxation which would prevail at the time the difference reverses.

Provision has not been made by Mercantile Leasing Limited, which adopts the partial application method as the difference between the written down value for tax purposes of the assets on which depreciation is claimed and the net book value of such assets is not expected to reverse for the next three years and is unlikely to reverse within a reasonable period thereafter either, in view of the company maintaining the current scale of leasing activities. A tax equalisation reserve of Rs. 100 million is maintained to provide for any tax liabilities that may arise in the future.

Deferred tax assets are recognised with regard to all deductible timing differences and unabsorbed tax losses brought forward, to the extent that it is probable that taxable profit will be available against which the deductible timing differences and carry forward of unabsorbed tax losses can be utilised. The carrying amount of such deferred tax assets is reviewed at each Balance Sheet date and reduced by the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

c) Turnover based Taxes

Turnover based taxes include Value Added Tax (VAT), Economic Service Charge (ESC), Turnover Tax (TT), which is payable to the Provincial Council in respect of trading activities and Tourism Development Levy, which is payable to the Ceylon Tourist Board by all Companies licensed by the Board. Companies in the Group pay such taxes in accordance with the respective statutes.

2.1.6 Borrowing Costs

Borrowing costs are recognised as an expense in the period in which they are incurred unless they are incurred in respect of qualifying assets in which case it is capitalised.

2.1.7 Intangible Assets

An Intangible asset is recognised if it is probable that future economic benefit will flow to the enterprise and the cost of the asset can be measured reliably.

Intangible assets are amortised on a straight-line basis, from the date when the asset is available for use, over the best estimate of its useful economic life.

The carrying value of intangible assets are reviewed for impairment, when events or changes in circumstances indicate that the carrying value may not be recoverable.

2.2 Valuation of Assets and their Bases of Measurement

2.2.1 Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price less estimated costs of completion and the estimated costs necessary to make the sale.

The costs incurred in bringing inventories to its present location and condition are accounted for as follows:

Raw Materials	- On a weighted average basis
Finished Goods and Work-in-Progress	- At the cost of direct materials direct labour and an appropriate proportion of fixed production overheads based on normal operating capacity;
Produce Stocks	- At since realised price;
Other Stocks	- At actual cost.

2.2.2 Trade and other Receivables

Trade receivables are stated at the amounts that they are estimated to realise, net of provisions for bad and doubtful receivables.

Other receivables and dues from Related Parties are recognised at cost less provision for bad and doubtful receivables.

An estimate for doubtful debts is made when the debt exceeds 180 days and collection of the full amount is no longer probable. Bad debts are written off when identified.

2.2.3 Cash & Cash Equivalents

Cash & Cash Equivalents comprise cash at bank and in hand and short term deposits with a maturity of 3 months or less.

For the purpose of the cashflow statement, Cash and Cash Equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

2.2.4 Property, Plant & Equipment

a) Cost and Valuation

Property, Plant and Equipment is stated at cost or fair value less accumulated depreciation and any impairment in value

All items of Property, Plant & Equipment are initially recorded at cost. Where items of Property, Plant & Equipment are subsequently revalued, the entire class of such assets are revalued at fair value. The Group has adopted a policy of revaluing assets every 5 years.

When an asset is revalued, any increase in the carrying amount is credited directly to a revaluation reserve, unless it reverses a previous deficit on the same asset recognised as an expense. Any revaluation deficit directly offsetting a previous surplus in the same asset is directly offset against the surplus in the revaluation reserve or recognised as an expense. Upon disposal any revaluation reserve relating to the asset sold is transferred to retained earnings.

b) Restoration Costs

Expenditure incurred on repairs or maintenance of Property, Plant & Equipment in order to restore or maintain the future economic benefits expected from the originally assessed standard of performance, is recognised as an expense when incurred.

c) Impairment of Property, Plant and Equipment

The carrying values of Property, Plant and Equipment are reviewed for impairment either annually or when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. Impairment losses are recognised in the income statement unless it reverses a previous revaluation surplus for the same asset.

d) Depreciation

Provision for depreciation is calculated by using a straight-line method on the cost or valuation of all Property, Plant & Equipment, other than freehold land, in order to write off such amounts over the estimated useful economic lives of such assets. Generally, depreciation is not provided for in the year of purchase while a full year's depreciation is provided for in the year of sale. However in respect of computer software, provision is made from the date of purchase for a period of 3 years.

The annual rates of depreciation generally used by companies in the Group are as follows:

Assets	Rate p.a.
Buildings	2.00%-2.50%
Civil Work	10.00%
Prime Movers & Trailers	10.00%
Plant & Machinery	5.00% - 25.00%
Tourist Coaches	10.00%
Motor Vehicles	20.00% - 25.00%
Furniture & Fittings	5.00% - 25.00%
Office Renovation	16.67%
Interiors	33.33%
Equipment	16.67% - 50.00%
Computer Equipment	16.67% - 33.33%
Computer Software	33.33%
Cutlery, Glassware, Furnishing and Linen	33.33%
Tools	50.00% - 100.00%
Base Stock	10.00%

Variations in the policy for depreciation of Plantation Companies and South Asia Gateway Terminals (Pvt) Limited are disclosed in Note 2.5 to the Financial Statements.

2.2.5 Leases

a) Finance Leases

Property, Plant & Equipment on finance leases, which effectively transfer to the Group substantially all of the risk and benefits incidental to ownership of the leased items, are capitalised and disclosed as Finance Leases at their cash price and depreciated over the period the Group is expected to benefit from the use of the leased assets.

The corresponding principal amount payable to the lessor is shown as a liability. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the outstanding balance of the liability. The interest payable over the period of the lease is transferred to an interest in suspense account. The interest element of the rental obligations pertaining to each financial year is charged to the Income Statement over the period of lease.

The cost of improvements to leasehold property is capitalised, disclosed as leasehold improvements, and depreciated over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is shorter.

b) Operating Leases

Leases, where the lessor effectively retains substantially all of the risk and benefits of ownership over the term of the lease, are classified as operating leases.

Rentals paid under operating leases are recognised as an expense in the Income Statement on a straight-line basis over the term of the lease.

2.2.6 Investments

a) Current Investments

Quoted investments held on a short-term basis, are stated at the lower of cost and market value determined on an aggregate portfolio basis.

The cost of an investment is the cost of acquisition inclusive of brokerage and stamp duty.

Unrealised gains and losses arising from current investments being carried at market value are credited or charged to the Income Statement.

b) Long Term Investments

All quoted and unquoted securities, which are held as long term investments, are valued at cost. The cost of the investment is the cost of acquisition inclusive of brokerage and stamp duty. The carrying amount of long term investments are reduced to recognise a decline which is considered other than temporary in the value of investments, determined on an individual investment basis.

In the Company's Financial Statements, investments in subsidiaries, joint ventures and associate companies have been accounted for at cost, net of any provision for other than temporary diminution in value. Income from these investments is recognised only to the extent of dividends received, while any provision made for the decline in value of such investments is charged to the Income Statement.

c) Investment Property

Investments in buildings that are not used in the operations of the Investment Company or its Group Companies have been treated as Investment Property and is stated at cost.

d) Other Investments

Treasury bills and other interest bearing securities held for resale in the near future to benefit from short-term market movements are accounted for at cost plus the relevant proportion of the discounts or premiums.

2.2.7 Non Current Assets

Bottle depreciation of Ceylon Cold Stores Limited.

Returnable glass bottles are reflected under non current assets at the written down value in the Balance Sheet. Depreciation is charged over the useful life of 5 years up to the net realisable value. The net realisable value of returnable glass bottles equals to the deposits received by the Company or cost whichever is lower.

2.3 Liabilities and Provisions

2.3.1 Retirement Benefit Obligations

a) Defined Benefit Plan - Gratuity

Gratuity is a Defined Benefit Plan. The Company is liable to pay gratuity in terms of the relevant statute. In order to meet this liability, a provision is carried forward in the Balance Sheet, based on a half month's salary as of the last month of the financial year, of all employees for each completed year of service, commencing from the first year of service. The resulting difference between the provision brought forward at the beginning of a year and the provision carried forward at the end of a year is dealt with in the Income Statement.

The gratuity liability is neither externally funded nor actuarially valued except for a category of staff at Ceylon Cold Stores Limited and in the Plantation Companies, where an actuarial valuation is computed.

However, as per the Payment of Gratuity Act No. 12 of 1983 this liability arises upon completion of 5 years of continued service.

b) Defined Contribution Plans - Employees' Provident Fund and Employees' Trust Fund

Employees are eligible for Employees' Provident Fund Contributions and Employees' Trust Fund Contributions in line with respective statutes and regulations. The companies contribute the defined percentages of gross emoluments of employees to an approved Employees' Provident Fund and to the Employees' Trust Fund respectively.

2.3.2 Grants & Subsidies

Grants & subsidies are recognised at their fair value. When the grant or subsidy relates to an expense item it is recognised as income over the period necessary to match it to the costs which it is intended to compensate for on a systematic basis. Grants & Subsidies related to assets are deferred in the Balance Sheet and credited to the Income Statement over the useful life of the asset.

2.3.3 Provisions, Contingent Assets and Contingent Liabilities

Provisions are made for all obligations existing as at the balance sheet date when it is probable that such an obligation will result in an outflow of resources and a reliable estimate can be made of the quantum of the outflow.

All contingent liabilities are disclosed as a Note to the financial statements unless the outflow of resources is remote.

All contingent assets are disclosed where inflow of economic benefits is probable.

2.4 Income Statement

2.4.1 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group, and the revenue and associated costs incurred or to be incurred can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, net of trade discounts and value added taxes, after eliminating sales within the Group. The following specific criteria are used for recognition of revenue.

a) Sale of Goods

Revenue from the sale of goods is recognised when the significant risk and rewards of ownership of the goods have passed to the buyer with the Group retaining neither a continuing managerial involvement to the degree usually associated with ownership, nor an effective control over the goods sold.

b) Rendering of Services

Revenue from rendering of services is recognised in the accounting period in which the services are rendered or performed.

c) Dividends

Dividend income is recognised on a cash basis.

d) Rental Income

Rental income is recognised on an accrual basis over the term of the lease.

e) Gains and Losses

Net gains and losses of a revenue nature arising from the disposal of Property, Plant & Equipment and other non current assets, including investments, are accounted for in the Income Statement, after deducting from the proceeds on disposal, the carrying amount of such assets and the related selling expenses. On the disposal of any revalued Property, Plant & Equipment, the amount remaining in the Revaluation Reserve, relating to that particular asset is transferred directly to Retained Profit.

Gains and losses arising from activities incidental to the main revenue generating activities and those arising from a group of similar transactions which are not material are aggregated, reported and presented on a net basis.

Any losses arising from guaranteed rentals are accounted for in the year of incurring the same. A provision is recognised if the best estimate indicates a loss.

f) Others

Other income is recognised on an accrual basis.

2.4.2 Expenditure Recognition

a) Expenses are recognised in the Income Statement on the basis of a direct association between the cost incurred and the earning of specific items of income. All expenditure incurred in the running of the business and in maintaining the Property, Plant & Equipment in a state of efficiency has been charged to the Income Statement.

b) For the purpose of presentation of the Income Statement, the Company has adopted "the function of expenses" method on the basis that it presents fairly the elements of the Company's and the Group's performance.

2.5 Policies applicable to Subsidiary and Associate Companies, which are significantly different from Group Policies are stated below:

2.5.1 Plantation Companies

Plantation companies adopt certain accounting policies which are significantly different from those of the rest of the Group, in compliance with the industry specific accounting standard SLAS 32-Plantations, and accepted trade practices.

The policies that are significantly different are as follows:

Valuation of Assets

Inventories
Produce inventories are valued at estimated selling prices or since realised prices. In the case of growing crop-nurseries, costs include cost of direct material, direct labour and an appropriate proportion of directly attributable overheads.

Property, Plant & Equipment
Costs incurred on "infilling", which result in an increase in the economic life of the relevant field beyond its previously assessed standard of performance, are capitalised in accordance with SLAS 32-Plantations, and are depreciated over the useful life at rates which are applicable to mature plantations.

Depreciation/Amortisation
Depreciation is provided on the costs or valuation of all Property, Plant & Equipment, other than freehold land, in order to write off such amounts over the estimated useful economic life in equal installments. Annual rates of depreciation used are as follows:

Assets	Rate p.a.
Sanitation/Electricity/Water supply	5.00%
Equipment	12.5%
Replanting and New Planting:	
Rubber	5.00%
Tea	3.33%
Coconut	2.00%

Leasehold rights are amortised in equal amounts over the following number of years:

	Years
Bare land	53
Mature Plantations	30
Buildings	25
Machinery	15
Improvements to Land	30

Retirement Benefits
Provision for gratuity with regard to the workforce is computed on an actuarial basis, using the Projected Unit Credit (PUC) method. An actuarial valuation is carried out once in every two years. Actuarial valuations have been carried out by M/s. Watson Wyatt & Co. and M/s. Actuarial and Management Consultants (Pvt) Limited, professionally qualified firms of actuaries, as at 31 March 1999 to 31 March 2004. The valuations were based on the respective companies continuing as a going concern, with a rate of interest, net of tax, of 10% per annum and a rate of salary increase of 11% in every two years for Tea Workers and 7% in every two years for Rubber Workers. This liability is not externally funded.

Revenue Recognition
In keeping with the practice in the plantation industry, revenue and profit or losses on perennial crops are recognised in the financial period of harvesting.

Grants & Subsidies
Grants and subsidies are credited to the Income Statement over the period as required to match them with related costs, which they are intended to compensate for, on a systematic basis.

Grants & subsidies relating to assets are reflected in the Balance Sheet under Capital Reserves and credited to the Income Statement over the useful life of the assets.

Borrowing Costs
Borrowing costs incurred on funds obtained to meet expenses relating to "immature plantations" are included in the value of the Property, Plant & Equipment.

Interest costs capitalised as above during the year amounted to Rs. 35.5 million. The capitalisation rate used was 9.71%. (The corresponding figure for the previous year was Rs. 48.8 million at 10.59 %.)

2.5.2 South Asia Gateway Terminals (Pvt) Limited

a) Depreciation
The provision for depreciation is calculated on a straight-line basis on the cost of all Property, Plant & Equipment, in order to write off such amounts over the estimated useful lives in equal annual installments as follows:

	Over
Quay Cranes	3 -7 years
Post Panamax Quay Cranes	20 years
Rubber Tyred Gantry Cranes & Spreaders	15 -20 years
Prime Movers & Trailers	10 years
Forklifts & Reach Stackers	10 years
Computers	5 years
Radio & Communication Equipment	5 years
Workshop Equipment	10 years
Furniture & Fittings	10 years
Building Refurbishment	3 years
Buildings and Terminal	27 years
Motor Vehicles	5 years

b) Revenue Recognition
Stevedoring revenue is recognised on the berthing time of the vessel.

Storage revenue is recognised on the issue of delivery advice.

2.5.3 Nations Trust Bank Limited

The Financial Statements are presented in accordance with the format of accounts prescribed by the SLAS No. 23 and the Central Bank of Sri Lanka.

Interest income is recognised on an accrual basis and ceases to be taken into revenue when the recovery of interest or principal has been in arrears for over 3 months. Thereafter, interest income on advances is accounted for on a cash basis until, in the opinion of the management, the financial position of the borrower has improved to the extent that the receivables are deemed collectible. Interest accrued until such advances are classified as non-performing is also eliminated from interest income and are credited to the "Interest in suspense account".

Income on discounting of bills of exchange is recognised proportionately over the period of the instruments.

Discounts on treasury bills, treasury bonds and commercial paper are recognised on a straight-line basis over the period to maturity as income. Premium on treasury bonds are accounted for on a similar basis.

Provision for Specific bad and doubtful debts is made in accordance with the guidelines issued by the Central Bank of

Sri Lanka, Sri Lanka Accounting Standards and Bank of International Settlement. Additionally, a 1% general provision is also maintained to cover potential bad debts, which are not yet identified.

2.5.4 Union Assurance Limited

General Insurance Premia

Premia are generally recognised as written upon inception of the policy. Upon inception of the contract, premia are recorded as written and are earned primarily on a pro-rata basis over the term of the related policy coverage. However for those contracts for which the period of risk differs significantly from the contract period, premia are earned over the period of risk in proportion to the amount of insurance protection offered.

Earned premia are computed on the 24th basis except for the Marine business, which is computed at 60% - 40% basis.

Long Term Insurance Premium and Surpluses

Premium income on life insurance business has been accounted for on a cash basis.

A separate fund has been maintained for the Life Assurance business and all monies received in respect of Life Assurance business have been credited to the fund in accordance with the Regulation of Insurance Industry Act, No. 43 of 2000.

2.5.5 Mercantile Leasing Limited

Lease Receivable

Provision for doubtful lease receivables is made in the Mercantile Leasing Limited financial statements based on a risk assessment basis as follows :

a) *Specific Provision*

1) On Substandard Accounts - 20% of the estimated loss
2) On Doubtful Accounts - 50% of the estimated loss
3) On Loss Accounts - 100% of the estimated loss

b) *General Provision*

A General Provision related to the quality of the portfolio receivables is maintained in respect of all other accounts.

Trade Finance & LCF Loans

Specific provisioning for doubtful debts is made in the Mercantile Leasing Limited financial statements on the following basis :

12-18 months (after the due date)	- 20% of the estimated loss
18-24 months (after the due date)	- 50% of the estimated loss
More than 24 months (after the due date)	- 100% of the estimated loss

Factoring

Specific provisioning for doubtful debts is made in the Mercantile Leasing Limited financial statements after evaluating the recoverability, on any facility where the movement in the current account average is less than 20% for a period of:

6-12 months	- 20% of the estimated loss
12-18 months	- 50% of the estimated loss

More than 18 months -100% of the estimated loss

Operating Leases

Mercantile Leasing Limited capitalises at their cash price, Operating Leases where the lessor retains substantially all the risks and benefits of ownership over the leased term. These are disclosed under Property Plant & Equipment and Depreciated over a period of 4 years.

Revenue Recognition policy of Mercantile Leasing Limited

(i) *Accounting for Leases and Lease Purchases Income*

Lease income constitutes the excess of the total rental receivable from a lease agreement over the cost of the leased asset. Such income is credited to the Income Statement over the primary period of each lease so as to give a constant periodic rate of return on the lessor's net investment outstanding in the lease.

Leases are considered non-performing if such rentals are outstanding for over 3 months, and income on those leases are recognised on a cash basis, from that point onwards.

A full provision is made for income accrued upto the third month prior to classification as non-performing lease income.

ii) *Accounting for Factoring Income*

Funding- Discount income relating to factoring transactions which is computed on the daily balance in the client's Current Account is recognised at the end of a given accounting month.

Sales Ledger Related Services - A service charge is levied as stipulated in the Factoring Agreement.

Income is accounted for on an accrual basis and deemed realised on disbursement of advances for invoices factored, except where the account is classified as non-performing. Factoring Debtors are considered non-performing if such installments are outstanding for over 3 months, and income on those loans are recognised on a cash basis, from that point onwards.

iii) *Accounting for Income on Terminated Leases*

Earned income is recognised in respect of terminated leases upon final settlement.

iv) *Accounting for Interest on Overdue Rentals*

Interest income on overdue rentals is recognised on a cash basis.

v) *Accounting for Income on Trade Finance and Loans*

Interest income on loans is recognised on an accrual basis. Commission on services provided is recognised on a cash basis.

Trade Finance & LCF Loans are considered non-performing if such installments are outstanding for over 6 months, and income on those loans is recognised on a cash basis, from that point onwards.

vi) *Accounting for Insurance Broking Income*

Commission income on Insurance Broking is recognised on an accrual basis.

vii) *Accounting for Profit or Loss on Sale of Marketable Securities*

Profit or Loss arising from the sale of Equity Shares, Units and Other Marketable Securities is accounted for on a cash basis.

Deferred Taxation

Provision has not been made by Mercantile Leasing Limited which adopts the partial application method as the difference between the written down value for tax purposes of the assets on which depreciation is claimed and the net book value of such assets is not expected to reverse for the next 3 years and is unlikely to reverse within a reasonable period thereafter either, in view of the company maintaining the current scale of leasing activities. A tax equalisation reserve of Rs. 100 million is maintained to provide for any tax liabilities that may arise in the future.

2.6 Employee Share Option Plans (ESOP)

The Employee Share Options (ESOP) - First Plan, approved by the shareholders on 29 June 2001, expired on the 25 February 2003 with 4,002,548 options exercised and 2,180,662 options lapsing.

On 29 June 2001, shareholders approved a Second Plan, whereby the Company could issue annually, non-transferable call share options, not exceeding in aggregate 2% of the total issued capital of the Company as at the date of granting every award under this Plan, to a total of 5% of the total issued share capital as at the date of the last award. Approvals of the CSE and the SEC have been obtained for this Plan. As at 31 March 2005, the total number of options granted under this Plan, after allowing for bonus issues and rights issues, was 13,295,877 of which 6,634,773 have been exercised, 235,970 have lapsed and 6,425,134 remained unexercised. The unexercised options under this Plan are not subject to a minimum holding period.

On 28 June 2004, Shareholders approved a Third Plan, whereby the Company could issue annually non-transferable call share options, not exceeding in aggregate 2% of the total issued capital of the Company as at the date of granting every award under this Plan, to a total of 5% of the total issued share capital as at the date of the last award. Approvals of the CSE and SEC have been obtained for this Plan. As at 31 March 2005, 5,503,850 options have been awarded under this Plan and the entirety remains unexercised as at this date. These options have minimum holding periods.

As at 31 March 2005, the total number of options granted under the Second and Third Plans, after allowing for bonus issues and rights issues, was 18,799,727. Of this total 6,634,773 options have been exercised, 235,970 options have lapsed and 11,928,984 remain unexercised.

Of the 11,928,984 options unexercised and outstanding as at 31 March 2005 (31 March 2004: 7,355,020), 1,196,813 are exercisable before 10 October 2006, 2,337,470 are exercisable before 12 November 2007, 2,890,851 are exercisable before 23 January 2009 and 5,503,850 are exercisable before 28 March 2010.

2.7 Segment Information

Reporting Segments

The Group's internal organisation and management is structured based on individual products and services which are similar in nature and process and where the risk and return are similar. The primary segments represent this business structure.

The secondary segments are determined based on the Group's geographical spread of operations. The geographical analysis of turnover and profits are based on location of customers and assets respectively.

The activities of each of the reported business segments of the Group are detailed in pages 131 to 132.

Inter-Segment Pricing

Inter-segment transactions are priced at fair market values.

Segment Information

Segment information has been prepared in conformity with the accounting policies adopted for preparing and presenting the Consolidated Financial Statements of the Group.

For the year ended 31st March In Rs. '000s	Company 2005	Company 2004	Group 2005	Group 2004
3 REVENUE				
3.1 Summary				
Sales	505,938	497,658	25,338,433	23,774,989
Less : Value Added Tax / Goods and Services Tax	(61,419)	(76,127)	(1,692,324)	(1,490,225)
Revenue	444,519	421,531	23,646,109	22,284,764
3.2 Goods and Services Analysis				
Sale of Goods	-	-	14,899,452	14,204,198
Rendering of Services	444,519	421,531	8,746,657	8,080,566
	444,519	421,531	23,646,109	22,284,764

3.3 Goods and Services Analysis of Group by Segment

	Sale of Goods 2005	Sale of Goods 2004	Rendering of Services 2005	Rendering of Services 2004
Segment				
Food & Beverage	6,367,925	6,412,910	-	-
Transportation	4,267,996	2,895,904	1,668,113	1,379,315
Leisure	-	-	5,431,895	5,230,433
Information Technology	991,903	933,219	339,618	373,612
Financial Services	-	-	608,872	196,174
Property Development	-	-	581,179	744,373
Plantations	3,271,628	2,748,937	56,677	68,165
Others	-	1,213,228	60,303	88,494
JKH and Subsidiaries	14,899,452	14,204,198	8,746,657	8,080,566

3.4 The Secondary Segments (Geographical Segments) based on the Location of Customers

	Sri Lanka 2005	Sri Lanka 2004	Asia (excludes Sri Lanka) 2005	Asia (excludes Sri Lanka) 2004	Europe 2005	Europe 2004	Others 2005	Others 2004	Group Total 2005	Group Total 2004
Segment Revenue (Includes Associates)	23,620,374	22,372,079	1,646,782	1,307,617	1,370,027	1,453,250	166,982	488,681	26,804,165	25,621,627

For the year ended 31st March In Rs. '000s	Company 2005	Company 2004
4 DIVIDEND INCOME		
Dividend Income - Inter Company	1,417,770	1,096,550
Dividend Income - Outside	27,553	25,794
	1,445,323	1,122,344

For purposes of better presentation and after considering the quality of relevance, the Directors have decided to present Dividend Income as a seperate line item rather than as a part of Revenue in the Company Financial Statements.

For the year ended 31st March In Rs. '000s	Company 2005	Company 2004	Group 2005	Group 2004
5 OTHER OPERATING INCOME				
Interest Income	-	-	184,051	96,205
Dividend Income from Unquoted Investments	-	-	28,868	30,178
Dividend Income from Quoted Investments	-	-	10	-
Profit on sale of Property, Plant & Equipment	-	1,494	5,765	-
Profit on sale of Investments	12,844	9,287	42,922	11,755
Exchange Gain	-	611	15,939	77,693
Sundry Income	258	2,612	99,668	116,794
	13,102	14,004	377,223	332,625

For the year ended 31st March In Rs. '000s	Company		Group	
	2005	2004	**2005**	2004
6 PROFIT FROM OPERATING ACTIVITIES				
Stated after charging/(crediting)				
Directors' Emoluments	**61,365**	46,773	**236,706**	191,947
Auditors' Fees and Other Expenses	**765**	675	**18,746**	15,220
Defined Benefit Plan Cost - Gratuity	**16,611**	16,124	**183,407**	181,749
Defined Contribution Plan Cost - EPF and ETF	**33,923**	22,709	**311,903**	278,859
Staff Expenses	**193,346**	113,406	**3,177,880**	2,479,280
Depreciation	**38,005**	19,255	**1,074,559**	862,596
Goodwill Amortised (Net)	**-**	-	**415**	(94)
Amortisation of Intangible Assets	**-**	-	**3,059**	1,956
Minimum Lease Payments on Operating Leases	**-**	-	**41,571**	44,036
Donations	**19,620**	4,706	**23,252**	9,496
Turnover Tax	**-**	-	**121,697**	142,048
Loss on sale of Property, Plant & Equipment	**266**	-	**-**	22,646

For the year ended 31st March In Rs. '000s	Company		Group	
	2005	2004	**2005**	2004
7 FINANCE EXPENSES				
Interest Expense on Loans & Borrowings				
Long Term	**97,258**	117,414	**209,503**	191,038
Short Term	**107,000**	129,672	**197,397**	266,670
	204,258	247,086	**406,900**	457,708

For the year ended 31st March In Rs. '000s	Company		Group	
	2005	2004	**2005**	2004
8 PROFIT FROM SALE OF NON-CURRENT INVESTMENTS				
Beruwela Walk Inn Limited	-	485	-	45,626
Gorden Frazer & Company Limited	-	-	-	73,622
RPK Management Services (Pvt) Limited	-	381,124	-	41,778
John Keells Institute of Information Technology (Pvt) Limited	-	1,500	-	(2,087)
	-	383,109	-	158,939

8.1 Profit on Restructuring

A net gain of Rs. 1,533,201 was made on the share swap between the Company and John Keells Hotels Limited at pre-determined values.

For the year ended 31st March In Rs. '000s	Company		Group	
	2005	2004	**2005**	2004
9 INCOME TAX EXPENSE				
9.1 Current Tax on Ordinary Activities				
Holding Company	23,335	(7,056)	23,335	(7,056)
Subsidiary Companies	-	-	621,331	316,997
Associate Companies	-	-	23,578	9,012
	23,335	(7,056)	668,244	318,953
Deferred Tax Expense				
Holding Company	-	-	-	(693)
Subsidiary Companies	-	(693)	(76,250)	(79,978)
Associate Companies	-	-	(2,113)	6,134
	-	(693)	(78,363)	(74,537)
10% Withholding Tax on Inter Company Dividends	-	-	55,636	41,165
	23,335	(7,749)	645,517	285,581

For the year ended 31st March In Rs. '000s		Company 2005	Company 2004	Group 2005	Group 2004
9.2	**Reconciliation between Profit before Taxation and Current Tax on Ordinary Activities**				
	Profit before Taxation	2,615,487	1,288,074	3,151,035	2,376,191
	Dividend Income from Group Companies	-	-	2,123,708	1,490,689
	Adjustments on Consolidation	-	-	1,618,825	1,051,212
	Profits of Associate Companies	-	-	(832,856)	(703,378)
	Accounting Profit of the Company and its Subsidiaries	2,615,487	1,288,074	6,060,712	4,214,714
	Less: Allowable Income	(1,445,323)	(1,122,344)	(2,506,944)	(1,470,519)
	Add: Expenses disallowed for Tax	172,064	106,153	2,621,941	1,163,043
	Less: Expenses allowed for Tax	(7,083)	(5,172)	(505,535)	(1,228,537)
	Add: Other Income liable to tax	204,680	-	575,064	158,897
	Capital Allowance	(90,141)	(23,133)	(1,672,126)	(779,338)
	Investment Tax Allowance	-	-	(12,184)	(312)
	Qualifying Payments	(26,609)	-	(26,609)	(2,805)
		1,423,075	243,578	4,534,319	2,055,143
	Tax Losses brought forward	(153,791)	-	(2,218,005)	(1,733,652)
	Less: Exempt Income (net of exempt losses)	-	-	(945,409)	(682,976)
	Less: Foreign Subsidiary profits not liable to tax (net of losses)	-	-	(168,370)	(411,426)
	Capital gains / (losses) - not liable to tax	(1,546,044)	(392,396)	(1,802,759)	(421,315)
	Tax Losses carried forward	383,195	148,818	2,695,526	2,578,261
	Taxable Profit	106,435	-	2,095,302	1,384,035
	Current Tax	10,769	-	560,008	355,792
	Less : 5% Tax Rebate			-	-
	Less : Notional Credit on Repo Interest	(756)	-	(756)	(1,232)
	Add: Economic Service Charge	5,816	-	29,628	
	(Over)/Under Provision in Previous Year	7,506	(7,056)	55,786	(44,619)
	Current Tax on ordinary activities	23,335	(7,056)	644,666	309,941

The Group tax expense is based on the taxable profit of each Group Company. As at present the tax laws of Sri Lanka do not provide for group taxation.

		Company 2005	Company 2004	Group 2005	Group 2004
9.3	**Deferred Tax Expense**				
	Deferred Tax arising from				
	Origination and Reversal of Timing Differences	-	5,116	23,719	76,899
	Changes in Tax Rates	-	-	(52,221)	(8,690)
	Benefit arising from Tax Losses	-	(5,809)	(47,748)	(148,880)
		-	(693)	(76,250)	(80,671)

9.4 Applicable rates of Tax/Tax Regimes

9.4.1 As per the Inland Revenue Act, No. 38 of 2000, (as amended) the rate of income tax applicable to resident companies is 32.5% (inclusive of 2.5% Contribution to the Human Resource Endowment Fund) with the exception of the following:

(I) **Quoted Public Companies**
Companies listed on the Colombo Stock Exchange with 300 or more shareholders registered in the share register throughout the year, are entitled to a tax rate of 30% (inclusive of 2.5% Contribution to the Human Resource Endowment Fund).

(ii) **Small Company Rate**
Companies (including quoted public companies) where the taxable income does not exceed Rs. 5 million in any year of assessment, are entitled to a tax rate of 20% for that year.

(iii) **Plantation / Agricultural Sector**
Plantation management companies and plantation companies with income arising from agricultural undertakings are entitled to a tax rate of 15% on such agricultural income.

(iv) Leisure / Hotels Sector

Companies which operate undertakings for the promotion of tourism such as hotels, Tourist Board approved restaurants, inbound tour operators and provision of management services to hotels are entitled to a tax of 15% of such income.

(v) Export Profits

Export oriented companies are entitlted to a rate of 15% on "qualified export profit" earned from the export of non-traditional goods

(vi) John Keells Warehousing (Pvt) Limited

The company is entitled to a concessionary income tax rate of 15%, for a period of 7 years commencing from year of assessment 2003/2004 under agreement with the Board of Investment.

(vii) Miscellaneous

Interest income earned from foreign currency denominated accounts are exempt from tax under Section 10 (e) of the Inland Revenue Act, No. 38 of 2000.

Profits on dividends received from foreign subsidiaries are subject to an income tax rate of 10% under section 48A of the Inland Revenue Act, No. 38 of 2000, as amended.

Profits on disposal of shares on or after 1 April 2004 and before January 2005 held for less than two years are taxable at the rate of 15% under section 38D of the Inland Revenue Act, No. 38 of 2000, as amended.

(viii) Specific tax exemptions availed of by group companies -

Name of Company	Section	Tax Holiday Period
(a) Under the Inland Revenue Act		
Keells Hotel Management Services Limited	15(aa) of 38/2000	Open-ended
Walkers Tours Limited	15(aa) of 38/2001	Open-ended
Mackinnons Tours Limited	15(aa) of 38/2002	Open-ended
(b) Under the Board of Investment Law No. 04 of 1978		
John Keells Computer Services (Pvt) Limited	17 of the BOI Law	8 years from April 1998
Sports & Recreation Bentota (Pvt) Limited	17 of the BOI Law	5 years from April 2000
Transware Logistics (Pvt) Limited	17 of the BOI Law	7 years from April 1998
South Asia Gateway Terminals (Pvt) Limited	17 of the BOI Law	20 years from 5th September 1999
Lanka Marine Services Limited	17 of the BOI Law	5 years from 2nd December 2002
Allied Properties Limited	17 of the BOI Law	7 Years from April 2000
Asian Hotels & Properties Limited	17 of the BOI Law	15 years from April 1996 (extended by a further 3 years due to the merger of Asian Hotels Corporation Ltd and Crescat Developments Ltd)

9.4.2 Tax rates applicable to overseas subsidiaries:

Name of Company	Country	Tax rate
Chartersoft Limited	Guernsey	Nil
John Keells Singapore (Pte) Limited	Singapore	20.00%
John Keells Business Systems (UK) Limited	United Kingdom	30.00%
John Keells Maldivian Resorts (Pte) Limited	Maldives	Nil
Travel Club (Pte) Limited	Maldives	Nil
Fantasea World Investments (Pte) Limited	Maldives	Nil
Mack Air Services Maldives (Pte) Limited	Maldives	Nil
Matheson Keells Air Services (Pvt) Limited	India	35.00%
Matheson Keells Enterprises (Pvt) Limited	India	35.00%

9.4.3 Deferred Tax

For companies in which the tax holiday expired on 31 March 2005 no deferred tax provison is required based on the Inland Revenue (Amendment) Act, No 12 of 2004 para (f) which permits tax to be carried forward.

9.5 Details of Investment Relief and Investment Tax Allowance

Investments made by	Year of Investment	Cost of Approved Investment	Relief Claimed	Liability to additional Tax on disposal of Investments
9.5.1 Investment Relief				
Company	1999/2000	579,036	83,731	-
Subsidiaries		Nil	Nil	Nil
Group		579,036	83,731	-

In computing the Company's liability to taxation, full credit has been taken for relief granted under Section 31 (2)(s) of the Inland Revenue Act, No. 28 of 1979 and the transitional provision of Section 187 (3) of the Inland Revenue Act, No. 38 of 2000.

9.5.2 Investment Tax Allowance has been claimed under Section 31A of the Inland Revenue Act, No. 28 of 1979 and the transitional provision of Section 187 (3) of the Inland Revenue Act, No. 38 of 2000. No liability to an additional tax will arise on disposal of these assets, since the three year holding period expired on 31 March 2003.

However as per Section 60 of Inland Revenue Amendment Act, No. 12 of 2004 unclaimed Investment Allowances as at 31 March 2005 cannot be carried forward and claimed in future years. Thus for the purpose of computing the deferred tax charge, unclaimed investment tax allowance has not been claimed.

9.6 Banks and Financial Services became liable for VAT with effect from 01 January 2003 and 01 July 2003, respectively on the total value addition of the entity in terms of the amendment to Section 25 A of the Value Added Tax Act, No 14 of 2002.

10 EXTRA-ORDINARY ITEM

On 26 December 2004, the operations of the Company was affected by Tsunami resulting from the earthquake in the Indian Ocean. The Financial Impact is as follows.

Insurance Claims Received / Receivable	510,637
Net Book Value of assets impaired, damaged, retired and costs incurred	(312,239)
	198,398
Tax Benefit	10,784
	209,182
Minority Interest	(23,755)
Surplus	185,427

11 EARNINGS PER SHARE

11.1 Basic Earnings per Share is calculated by dividing the net profit for the year attributable to Ordinary Shareholders of the Company by the weighted average number of Ordinary Shares. The weighted average number of ordinary shares of the previous year are adjusted for events that have changed the number of ordinary shares in issue without a corresponding change in the resources. The weighted average number of shares in issue have been diluted for the subsequent bonus issue.

11.2 *The following data has been used in the computation of the basic earnings per share:*

	Company		Group	
For the year ended 31st March *In Rs. '000s*	**2005**	2004	**2005**	2004
Amount used as the Numerator				
Profit attributable to the Group From Ordinary Activities	**2,592,152**	1,295,823	**2,091,826**	1,888,925
Extra Ordinary Item			**185,427**	-
Profit Attributable to the Group	**2,592,152**	1,295,823	**2,277,253**	1,888,925
Amount used as the Denominator				
Weighted average number of Ordinary Shares in issue	**397,571**	369,263	**397,571**	369,263

12 SEGMENT INFORMATION

Information based on the Primary Segments (Business Segments)

For the year ended 31st March *In Rs. '000s*	Food & Beverage 2005	Food & Beverage 2004	Transportation 2005	Transportation 2004	Leisure 2005	Leisure 2004	Information Technology 2005	Information Technology 2004	Financial Services 2005	Financial Services 2004	Property Development 2005	Property Development 2004	Plantation 2005	Plantation 2004	Others 2005	Others 2004	Group Total 2005	Group Total 2004
Total Sales	6,535,675	9,037,970	7,617,724	5,502,856	6,013,065	5,477,414	1,495,903	1,462,915	2,130,154	1,501,409	594,068	734,395	3,457,374	3,781,110	496,738	1,712,444	28,340,701	29,210,513
Less:																		
Inter Segment Sales	(38,643)	(30,890)	(38,480)	(42,156)	(27,121)	(156,698)	(152,176)	(124,918)	(6,361)	(41,678)	(12,889)	9,978	(60,747)	(76,042)	(433,126)	(407,927)	(769,543)	(870,331)
Intra Segment Sales	(129,107)	(2,594,170)	-	(141)	(554,049)	(90,283)	(12,206)	(31,166)	-	-	-	-	(68,322)	-	(3,309)	(2,795)	(766,993)	(2,718,555)
Segment Revenue	6,367,925	6,412,910	7,579,244	5,460,559	5,431,895	5,230,433	1,331,521	1,306,831	2,123,793	1,459,731	581,179	744,373	3,328,305	3,705,068	60,303	1,301,722	26,804,165	25,621,627
Share of Associate Company Turnover																	(3,158,056)	(3,336,863)
Revenue																	23,646,109	22,284,764
Segment Operating Profits Prior to VRS	245,142	265,389	1,798,609	1,176,193	675,036	853,347	(15,218)	45,907	144,225	269,030	145,573	165,340	325,131	307,087	(137,786)	185,767	3,180,712	3,268,060
Voluntary Retirement Scheme	-	(673,755)	-	(69,342)	-	-	-	-	-	-	-	-	-	(17,427)	-	(6,262)	-	(766,786)
Segment Operating Profit/(Loss)	245,142	(408,366)	1,798,609	1,106,851	675,036	853,347	(15,218)	45,907	144,225	269,030	145,573	165,340	325,131	289,660	(137,786)	179,505	3,180,712	2,501,274
Other Operating Income	75	4,390	18,240	42,019	163,887	121,439	10,430	6,267	22,953	9,795	(1,134)	47,714	71,002	38,801	91,770	62,200	377,223	332,625
Finance Expenses																	(406,900)	(457,708)
Profit / (Loss) before Taxation	162,459	(471,916)	1,813,214	1,152,040	809,591	933,822	(4,816)	57,109	166,528	279,741	147,378	210,184	282,555	237,000	(225,874)	(21,789)	3,151,035	2,376,191
Income Tax Expense	(119,069)	68,089	(154,657)	(71,323)	(91,072)	(105,947)	(22,050)	(9,288)	(67,059)	(60,754)	(24,333)	(7,476)	(83,410)	(56,756)	(83,867)	(42,126)	(645,517)	(285,581)
Profit / (Loss) after Taxation	43,390	(403,827)	1,658,557	1,080,717	718,519	827,875	(26,866)	47,821	99,469	218,987	123,045	202,708	199,145	180,244	(309,741)	(63,915)	2,505,518	2,090,610

For the year ended 31st March *In Rs. '000s*	2005 %		2004 %	
13 DIVIDENDS PAID AND PROPOSED				
Interim Dividend Paid				
Out of Dividends received - free of tax	19.78	622,642	0.08	2,233
Out of Dividends received - liable to tax (effective)	0.22	6,827	9.92	277,766
	20.00	629,469	10.00	279,999
Final Dividend Proposed				
Out of Dividends received - free of tax	10.00	398,028	-	-
Out of Dividends received - liable to tax (effective)	-	-	15.00	445,784
	10.00	398,028	15.00	445,784
Total Dividend - (Effective)	30.00	1,027,497	25.00	725,783

14 PROPERTY, PLANT AND EQUIPMENT

14.1 Company

In Rs. '000s	As at 01.04.2004	Additions during the year	Disposals/Transfers during the year	As at 31.03.2005
AT COST/VALUATION				
Land and Building	353,600	-	-	353,600
Plant and Machinery	30,253	570	(146)	30,677
Equipment	115,162	227,158	73,544	415,864
Furniture and Fittings	3,849	2,426	(786)	5,489
Motor Vehicles	36,410	-	-	36,410
Capital Work-In-Progress	127,333	-	(127,333)	-
Total	666,607	230,154	(54,721)	842,040

	As at 01.04.2004	Charge for the year	Disposals during the year	As at 31.03.2005
DEPRECIATION ON COST/VALUATION				
Land and Building	1,728	1,728	-	3,456
Plant and Machinery	15,648	2,710	(146)	18,212
Equipment	80,507	26,845	(50,502)	56,850
Furniture and Fittings	2,404	262	(775)	1,891
Motor Vehicles	6,757	6,460	-	13,217
Total	107,044	38,005	(51,423)	93,626
NET BOOK VALUE OF ASSETS				
At Cost	207,692			398,272
At Valuation	351,871			350,142
Total	559,563			748,414

14.2 Group

In Rs. '000s	As at 01.04.2004	New Acquisitions	Additions during the year	Disposals/ Transfers during the year	As at 31.03.2005
AT COST/VALUATION					
Land and Building	13,186,984	513,825	366,345	(305,418)	13,761,736
Immature/Mature Plantations	928,891	-	101,927	-	1,030,818
Plant and Machinery	2,835,801	-	216,976	(289,371)	2,763,406
Equipment	1,688,078	94,520	481,285	(59,894)	2,203,989
Furniture and Fittings	1,046,992	24,769	138,498	(139,022)	1,071,237
Motor Vehicles	515,404	226,313	75,578	(110,311)	706,984
Others	1,234,763	-	171,324	27,541	1,433,628
Capital Work-in-Progress	546,091	-	725,818	(512,636)	759,273
Total	21,983,004	859,427	2,277,751	(1,389,111)	23,731,071
FINANCE LEASES					
Land and Building	1,563,571	21,286	19,319	-	1,604,176
Immature/Mature Plantations	316,984	-	-	-	316,984
Improvement to Land	11,750	-	-	-	11,750
Buildings	76,784	-	-	-	76,784
Machinery	20,467	-	12,824	-	33,291
Motor Vehicles	2,304	18,313	-	-	20,617
Furniture & Fittings	22,594	-	-	-	22,594
Others	12,656	-	1,994	(9,697)	4,953
Total	2,027,110	39,599	34,137	(9,697)	2,091,149
Total	24,010,114	899,026	2,311,888	(1,398,808)	25,822,220

	As at 01.04.2004	New Acquisitions	Charge for the year	Disposals/ Transfers during the year	As at 31.03.2005
DEPRECIATION ON COST/VALUATION					
Land and Building	(505,145)	(29,416)	(238,105)	119,581	(653,085)
Immature/Mature Plantations	(27,817)	-	(6,588)	-	(34,405)
Plant and Machinery	(1,807,623)	-	(216,069)	237,889	(1,785,803)
Equipment	(1,033,236)	(82,366)	(274,961)	119,095	(1,271,468)
Furniture and Fittings	(544,329)	(23,102)	(75,035)	26,838	(615,628)
Motor Vehicles	(335,003)	(59,080)	(75,648)	85,436	(384,295)
Others	(675,009)	-	(108,112)	64,050	(719,071)
Total	(4,928,162)	(193,964)	(994,518)	652,889	(5,463,755)
ON FINANCE LEASES					
Land and Building	(87,156)	-	(51,144)	-	(138,300)
Immature/Mature Plantations	(95,063)	-	-	-	(95,063)
Improvement to Land	(4,629)	-	-	-	(4,629)
Buildings	(36,086)	-	-	-	(36,086)
Machinery	(8,452)	-	(867)	-	(9,319)
Motor Vehicles	-	(14,449)	(4,899)		(19,348)
Furniture & Fittings	(13,368)	-	-	-	(13,368)
Others	(12,656)	-	(23,131)	11,142	(24,645)
Total	(257,410)	(14,449)	(80,041)	11,142	(340,758)
Total	(5,185,572)	(208,413)	(1,074,559)	664,031	(5,804,513)
NET BOOK VALUE OF ASSETS					
At Cost	5,132,884				6,975,141
At Valuation	11,921,958				11,292,175
On Finance Leases	1,769,700				1,750,391
Total	18,824,542				20,017,707

14.3 Land and Buildings

In Rs. '000s	As at 01.04.2004	As at 31.03.2005
At Cost	759,881	1,816,601
At Valuation	11,921,958	11,292,050
On Finance Leases	1,476,415	1,465,876
Net Book Value	14,158,254	14,574,527

The details of Property, Plant & Equipment of the Group which are stated at valuation are disclosed below:

	Company Property	Method of Valuation	Date of Valuation	Valuer
1	Keells Plantation Management Sevices (Pvt) Limited	Land and Building Method	31 March 1998	Mr S. T. P. Senadhira Licenced Valuer
2	Coral Gardens Hotel, Hikkaduwa and the hotel property owned by Habarana Walk Inn Limited	Land and Building Method	01 April 2002 and 01 July 2002	Mr H. R. De Silva, Chartered Valuation Surveyor. (UK)
3	Union Place property owned by John Keells Holdings Limited	Investment Approach Method	31 March 2003	Mr R. G. Wijesinghe Consultant Valuer and Assessor.
4	The Land, Buildings & Storage Tanks of Lanka Marine Services (Pvt) Limited	Open Market Value Method	22 October 2002	Mr R. G. Wijesinghe Consultant Valuer and Assessor.
5	Land & Buildings of Keells food Products Limited	Open Market Value Method	31 March 2003	Mr R. G. Wijesinghe Consultant Valuer and Assessor.
6	Land & Buildings of Tea Small Holders Factories Limited	Land and Building Method	31 March 2003	Mr S. T. P. Senadhira Licenced Valuer
7	The Land & Building of Asian Hotels & Properties Limited and Trans Asia Hotels Limited	Open Market Value Method	31 December 2003	Mr P B Kalugalagedara, Chartered Valuation Surveyor.
8	Land & Buildings of Allied Properties Limited	Investment Method and Direct Capital Comparison Method	31 August 2004	Mr P. B. Kalugalagedera Chartered Valuation Surveyor.
9	Land & Buildings of Rajawella Hotels Limited	Land and Building Method	31 March 2005	Mr R. G. Wijesinghe Consultant Valuer and Assessor.
10	Other Land & Buildings owned by the companies in the Group	Land and Building Method	31 March 2003	Mr R. G. Wijesinghe, Consultant Valuer and Assessor and Mr S. T. P. Senadhira, Licenced Valuer.

14.4 The carrying amount of revalued assets that would have been included in the Financial Statements had the assets been carried at cost less depreciation is as follows :-

Class of Assets *In Rs. '000s*	Cost	Accumulated Depreciation	Net Book Value 31.03.2005	Net Book Value 31.03.2004
Land & Building	5,252,201	(1,078,574)	4,173,627	5,613,120

	Group	
As at 31st March *In Rs. '000s*	2005	2004
14.5 Segment Analysis of Net Book Value		
Food & Beverage	1,858,915	1,912,365
Transportation	1,457,973	1,102,426
Leisure	9,853,390	9,357,414
Information Technology	2,927	14,128
Financial Services	180,085	6,775
Property Development	2,718,931	2,352,384
Plantations	2,988,995	2,898,180
Others	956,491	1,180,870
	20,017,707	18,824,542

14.6 **Exchange Gain arising from Overseas Subsidiaries**

Additions during the year to the following items of Property, Plant & Equipment include the exchange difference arising from the translation of value to Sri Lanka Rupees.

Class of Assets *In Rs. '000s*	Amount included as additions of Property, Plant & Equipment
Land & Building	11,229
Plant & Machinery	1,283
Equipment	1,057
Furniture & Fittings	964
Motor Vehicles	197
Others	103
	14,833

14.7 Details of Leasehold Land

	Property	Extent of Land A. - R. - P.	Period of Lease	Rental
a)	**Finance Leases**			
	Ceylon Cold Stores Limited			
	Slave Island Complex	00-03-05	99 years from 01.02.1926	Rs. 2,400 per annum
		00-00-19.81	97 years from 01.01.1927	Rs. 380.35 per annum
		02-01-0.24	Annual Lease	Rs. 26,365 per annum
	Namunukula Plantations Limited	29,131-3.08-00	53 years from 22.06.1992	Rs. 18,845,471 per annum frozen at this level for a period of 6 years commencing 2002/03
	Tea Smallholder Factories Limited			
	Peliyagoda	00-03-39	99 years from 01.04.1999	Rs. 22,058 per annum from 2001/02
	Karawita	04-03-37	50 years from 15.08.1997	Rs. 86,856.14 per annum from 2001/02.
	Trans Asia Hotels Limited			
	Colombo	7-02-24.28	99 years from 07.08.1996	Rs. 1,436,363 per annum
	Rajawella Hotels Limited	10-00-.00	95 years & 10 months from 02.02.2000	Rs. 234,782 per annum
b)	**Operating Leases**			
	Jaykay Marketing Services (Pvt) Limited			
	Negombo Road, Wattala	00-01-07.25	20 years from 01.01.1996	Rs. 323,190 per annum
	Galle Road, Mount Lavinia	00-00-38.77	12 years from 01.09.2003	Rs. 1,860,000 per annum
	John Keells Limited			
	Land fronting the Beira Lake	00-01-39.64	Annual Lease	Rs. 7,740 per annum
	Ceylon Holiday Resorts Limited			
	Bentota Beach Hotel	08-01-12.3	30 years from 01.05.1998 with provision to renew	Rs. 3,600,000 per annum
	Coral Gardens Hotel	04-01-18	55 years from 28.10.1982	Rs. 418,800 per annum
	Habarana Complex			
	"The Village"	09-00-55	30 years from 01.04.2004	Rs. 84,000 per annum
	"The Lodge"	15-00-31.4	30 years from 02.11.1981	Rs. 4,800 per annum
		10-01-03.62	30 years from 07.07.1981	Rs. 4,000 per annum
	Sports & Recreation Bentota (Pvt) Limited	02-02-30.4	30 years from 01.05.1998 with provision to renew	Rs. 221,973 per annum
	Tea Smallholder Factories Limited			
	Hingalgoda	94-00-11	30 years from 30.10.1985	Rs. 4,701.27 per annum
	Travel Club (Pte) Limited	17-00-30.4	11 years and 147 days from 01.11.1996	USD 350,000 per annum
	Fantasea World Investments (Pte) Limited	13-01-27.20	25 years from August 1997	No Rental
	John Keells Warehousing (Pvt) Limited	6-00-00	7 years from 19.09.2001	Rental paid in advance
	Keells Food Products Limited	03-01-.27	10 years from 01.09.1999	Rs. 187,500 per annum Increased by 3% per annum from 1 September 1999.

As at 31st March *In Rs. '000s*	Franchise Fees	Goodwill	Group 2005	 2004
15 INTANGIBLE ASSETS				
Cost				
Balance as at the beginning of the year	21,703	1,037,376	**1,059,079**	889,031
Additions / Transfers during the year	15,156	280,278	**295,434**	170,090
Adjustments due to Deemed Disposals & Restucturing		(14,055)	**(14,055)**	-
Adjustments due to sale of Non-Current Investments	-	-	-	(42)
Balance as at the end of the year	36,859	1,303,599	**1,340,458**	1,059,079
Accumulated Amortisation				
Balance as at the beginning of the year	3,221	337,541	**340,762**	279,107
Transfers during the year	-	(21,232)	**(21,232)**	(4,515)
Amortised during the year	3,059	78,119	**81,178**	66,170
Balance as at the end of the year	6,280	394,428	**400,708**	340,762
Net Carrying amount as at the end of the year	30,579	909,171	**939,750**	718,317

As at 31st March *In Rs. '000s*	*Note*	**Company** **2005**	 2004	**Group** **2005**	 2004
16 INVESTMENTS					
Summary of Group Investments					
Investments in Subsidiaries					
Quoted	16.2	**10,635,365**	6,048,875	-	-
Unquoted	16.3	**2,514,932**	3,280,316	-	-
Investment in Joint Ventures	16.3	-	15,776	-	-
Investments in companies in the Group not consolidated					
Company	16.4	**5,565**	5,665	**5,565**	5,665
Total Investments in Subsidiaries & Joint Ventures		**13,155,862**	9,350,632	**5,565**	5,665
Investments in Associates	16.5	**1,437,722**	1,437,722	**2,626,499**	2,147,557
Other Investments					
Investments in companies outside the Group	16.6 & 16.7	**94,507**	94,556	**142,795**	146,407
Book Value of Investments		**14,688,091**	10,882,910	**2,774,859**	2,299,629

As at 31st March In Rs. '000s	Company 2005	Company 2004	Group 2005	Group 2004
16.1 Movement of Investment Account				
Balance as at the beginning of the year	**10,882,910**	4,990,201	**2,299,629**	2,777,941
Adjustment on account of Associate Companies share of Net Assets	**-**	-	**263,405**	(242,313)
	10,882,910	4,990,201	**2,563,034**	2,535,628
Investments during the year				
- Additions	**4,268,889**	6,120,929	**13,920**	386,515
- New Acquisitions	**543,527**	-	**4,181**	100
- Disposals and Tranfers	**(928,331)**	-	**(21,813)**	-
- Profits of Associate Companies	**-**	-	**189,802**	44,197
Fall in Value of Investments	**(78,904)**	(39,734)	**-**	(6,947)
(Goodwill)/Capital Reserve on Associate Companies	**-**	-	**25,735**	(91,039)
	14,688,091	11,071,396	**2,774,859**	2,868,454
Adjustment due to sale of Non-Current Investments	**-**	(188,486)	**-**	(568,825)
Balance as at the end of the year	**14,688,091**	10,882,910	**2,774,859**	2,299,629

As at 31st March In Rs. '000s	Company Number of Shares	Company Book Value 2005	Company Book Value 2004	Group Number of Shares	Group Book Value 2005	Group Book Value 2004
16.2 Group Quoted						
Asian Hotels & Properties Limited	185,530,612	**5,564,808**	5,564,808	185,530,612	**5,564,807**	5,564,807
Ceylon Cold Stores Limited	10,010,111	**177,562**	177,562	12,331,038	**190,599**	190,599
Ceylon Cold Stores Limited - Preference	118	**1**	1	118	**1**	1
Ceylon Holiday Resorts Limited	-	**-**	55,272	7,721,166	**564,732**	209,140
Habarana Lodge Limited	-	**-**	37,818	6,982,674	**467,659**	98,151
International Tourists & Hoteliers Limited	-	**-**	5,845	7,519,203	**246,374**	45,625
John Keells Limited	4,354,270	**35,605**	35,605	5,775,698	**54,271**	54,271
John Keells Hotels Limited	53,060,055	**2,611,753**	-	53,060,055	**2,611,753**	-
Kandy Walk Inn Limited	-	**-**	29,326	5,143,857	**365,830**	68,926
Keells Food Products Limited	2,386,615	**45,998**	41,545	3,784,755	**74,922**	74,383
Mercantile Leasing Limited	15,368,724	**541,506**	-	15,368,724	**541,506**	-
Namunukula Plantations Limited	-	**-**	-	13,950,000	**417,996**	567,996
Tea Smallholder Factories Limited	5,643,000	**63,466**	63,466	5,643,000	**63,466**	63,466
Trans Asia Hotels Limited	24,321,064	**1,594,666**	37,627	46,026,821	**2,254,710**	697,672
		***10,635,365**	6,048,875		***13,418,626**	7,635,037

* Market Value of Public Quoted Investments by the Company & Group was Rs. 15,614,301,068 (31.03.2004 - 7,357,649,840) and Rs. 20,435,319 (31.03.2004 - 9,206,611,221) respectively.

As at 31st March In Rs.'000s	Company Number of Shares	Company Book Value 2005	Company Book Value 2004	Group Number of Shares	Group Book Value 2005	Group Book Value 2004
16.3 Group Unquoted (Consolidated)						
Joint Ventures						
Chartersoft Limited	-	-	15,776	-	-	15,776
	-	-	15,776	-	-	15,776
Subsidiaries						
Allied Properties Limited	-	-	-	20,000,000	**350,000**	-
Ceylon Cold Stores (Distributors) Limited	-	-	-	-	-	52
Chartersoft Limited	35,000	**15,063**	-	35,000	**15,063**	-
D H L Keells (Pvt) Limited	1,000,000	**10,000**	10,000	1,000,000	**10,000**	10,000
Elephant House Farms Limited	-	-	-	400,000	**4,000**	4,000
Fantasea World Investments (Pte) Limited	-	-	-	7,297	**433,708**	433,708
French Restaurants (Pvt) Limited	-	-	-	100,000	**1,000**	1,000
Habarana Walk Inn Limited	-	-	38,846	2,444,748	**210,964**	39,333
J K Packaging (Pvt) Limited	1,450,000	**14,500**	14,500	1,450,000	**14,500**	14,500
JayKay Foods (Pvt) Limited	-	-	-	-	-	550
JayKay Marketing Services (Pvt) Limited	1,572,000	**15,720**	48,700	29,800,000	**315,343**	106,966
John Keells Conventions (Pvt) Limited	50,000	-	-	50,000	-	-
John Keells Warehousing (Pvt) Limited	-	-	-	12,000,000	**120,000**	120,000
John Keells Office Automation (Pvt) Limited	500,000	**5,000**	5,000	500,000	**5,000**	5,000
John Keells Business Systems (UK) Limited	98	**9**	9	98	**9**	9
John Keells Computer Services (Pvt) Limited	9,650,000	**96,500**	96,500	9,650,000	**96,500**	96,500
John Keells Maldivian Resorts (Pte) Limited	-	-	373,183	7,096,736	**1,137,424**	373,183
John Keells Singapore (Pte) Limited	160,000	**4,209**	4,209	160,000	**4,209**	4,209
John Keells Software Technologies (Pvt) Limited	800,000	-	-	800,000	-	-
John Keells Stock Brokers (Pvt) Limited	180,000	**120**	120	750,000	**500**	500
John Keells Teas Limited	12,000	**120**	120	12,000	**120**	120
John Keells Hotels Limited	-	-	184,150	-	-	184,150
Keells Business Systems Limited	1,500,000	**15,000**	15,000	1,500,000	**15,000**	15,000
Keells Consultants Limited	15,700	**1,299**	1,299	15,702	**1,299**	1,299
Keells Hotel Management Services (Pvt) Limited	1,000,000	**19,055**	19,055	1,000,000	**19,055**	19,055
Keells Plantation Management Services (Pvt) Limited	12,294,188	**141,401**	193,734	12,294,188	**141,401**	193,734
Keells Realtors Limited	3,000,000	**30,000**	30,000	7,500,000	**75,000**	75,000
Keells Restaurants (Pvt) Limited	3,500,000	**35,000**	35,000	4,600,000	**46,000**	46,000
Keells Shipping (Pvt) Limited	50,000	**502**	502	50,000	**502**	502
Keells Tours (Pvt) Limited	550,000	**250**	250	550,000	**250**	250
Lanka Marine Services Limited	34,805,470	**1,325,219**	1,325,219	34,805,470	**1,325,218**	1,325,218
Mack Air Limited	500,000	**60**	60	500,000	**60**	60
Mack Air Services Maldives (Pte) Limited	4,700	**2,021**	-	4,900	**2,035**	333
Mackinnon & Keells Financial Services Limited	972,000	**11,912**	11,912	1,080,000	**12,806**	12,806
Mackinnon Mackenzie and Company of Ceylon Limited	6,600	-	-	9,000	-	-
Mackinnons American Express Travel (Pvt) Limited	350,000	**161**	161	350,000	**161**	161
Mack International Freight (Pvt) Limited	300,000	**69**	69	300,000	**69**	69
Mackinnons Tours (Pvt) Limited	300,000	**131**	131	300,000	**131**	131
Mackinnon Mackenzie and Company (Shipping) Limited	-	-	-	500,000	**14,200**	14,200
Matheson Keells Air Services (Pvt) Limited	94,921	-	-	94,921	-	-
Matheson Keells Enterprises (Pvt) Limited	627,999	-	-	627,999	-	-
Matheson Keells Enterprises (Pvt) Limited Redeemable Non-Voting Preference Shares	2,600,000	**49,230**	57,047	2,600,000	**49,230**	57,047
Mercantile Leasing (Financial Services) Limited	-	-	-	100	**1**	-
MLL Insurance Brokers Limited	-	-	-	50,000	**500**	-
Mortlake Limited	300	**327,240**	327,240	300	**327,240**	327,240
Nexus Networks (Pvt) Limited	10,000	**100**	100	10,000	**100**	100
Nature Odyssey (Pvt) Limited	10,000	**100**	100	10,000	**100**	100
P & O Nedlloyds Keells (Pvt) Limited	150,000	**150**	150	150,000	**150**	150
Resort Hotels Limited	-	-	-	75,007	**750**	750
Rajawella Hotels Limited	-	-	-	2,000,000	**20,000**	-
Sports & Recreation Bentota (Pvt) Limited	-	-	-	1,000,002	**40,000**	40,000
Travel Club (Pte) Limited	-	-	-	29,059	**302,640**	302,640
Trans-Ware Logistics (Pvt) Limited	11,000,000	**111,100**	111,100	11,000,000	**111,100**	111,100
Trinco Walk Inn Limited	-	-	96,694	3,000,000	**95,940**	96,693

Investments *(Contd.)*

As at 31st March *In Rs.'000s*	Company Number of Shares	Company Book Value 2005	Company Book Value 2004	Group Number of Shares	Group Book Value 2005	Group Book Value 2004
Unawatuna Walk Inn Limited	-	-	22,578	2,432,150	**40,155**	25,916
Walkers Air Services (Pvt) Limited	750,000	**7,502**	7,502	750,000	**7,502**	7,502
Walkers Tours Limited	4,923,002	**127,973**	127,796	4,923,002	**127,973**	128,014
Whittall Boustead Limited	7,933,264	**147,525**	106,590	9,918,880	**133,382**	133,382
Whittall Boustead Limited - Preference A	1,525	**152**	152	1,525	**152**	152
Whittall Boustead Limited - Preference B	54,320	**539**	539	54,320	**539**	539
Whittall Boustead (Travel) Limited	675,000	-	-	750,000	**40,984**	500
Wirawila Walk Inn Limited	-	-	14,999	1,500,000	**21,885**	14,999
		2,514,932	3,280,316		**5,691,850**	4,344,422
16.4 Group Unquoted (Not consolidated)						
Colombo Life Assurance Limited	-	-	-	10,072	-	-
Elephant House (Ices) Limited	-	-	-	7	-	-
Facets Limited	15,000	**450**	450	15,000	**450**	450
Keells Agro Products Limited			100			100
Keells Exports Ltd	250,000	-	-	250,000	-	-
Keells Systems Integrators Limited	500,000	**5,115**	5,115	500,000	**5,115**	5,115
Lakruwan Gems Limited	500	-	-	5,600	-	-
		5,565	5,665		**5,565**	5,665
		13,155,862	9,350,632		**19,116,041**	12,000,900
16.5 Associate Companies						
Quoted						
Nations Trust Bank Limited	17,000,000	**191,000**	191,000	21,250,000	**238,750**	238,750
Union Assurance Limited	6,317,457	**252,245**	252,245	8,999,109	**286,918**	286,918
Unquoted						
South Asia Gateway Terminals (Pvt) Limited	99,447,756	**994,477**	994,477	99,447,756	**994,477**	994,477
Add: Profit accruing to the Group					**847,231**	699,608
Surplus on Conversion					**305,584**	-
Negative Goodwill on Acquisition of Associates					**(46,461)**	(72,196)
		1,437,722	1,437,722		**2,626,499**	2,147,557

As at 31st March *In Rs.'000s*	Company Number of Shares	Book Value 2005	 2004	Group Number of Shares	Book Value 2005	 2004
16.6 Other Unquoted						
ACW Insurance Co. Limited	-	-	-	450,000	**1,269**	1,269
A. E. N. Palm Oil Processing (Pvt) Limited	-	-	-	1	**13,915**	-
Asia Power (Pvt) Limited	777,055	**79,507**	79,507	777,055	**79,507**	79,507
Credit Information Bureau of Sri Lanka	-	-	-	100	**10**	-
Clunes Estates Co.Ltd	-	-	-	450	-	-
Galoya Valley Food Products & Company Limited	-	-	-	1,000	-	-
Hattawa Rubber Co.Ltd	-	-	-	150	-	-
Hill School Company Limited	-	-	-	100	-	-
Lady Havelock Garden Co. Limited	-	-	-	10,800	-	-
Lanka Glass Manufacturers (Pvt) Limited	250,000	-	-	250,000	-	-
Matheson Bosanquet Enterprises Limited	-	-	-	105,968	-	-
Niriwatte Co. Limited	-	-	-	2,106	-	-
Peacock Sasani Estate	-	-	-	725	-	-
Pyramid Unit Trust	-	-	-	310,000	**3,100**	3,100
R.E.A. Holdings Plc	-	-	-	500	-	-
Rajawella Holdings Limited	3,000,000	**15,000**	15,000	3,000,000	**15,000**	15,000
Rajawella Hotels Limited	-	-	-	-	-	20,000
Rakawana Limited	-	-	-	101	-	-
Rainforest Ecolodge (Pvt) Limited	-	-	-	2,500,000	**25,000**	25,000
SLFFA Cargo Services Limited	-	-	-	64,642	**716**	716
Sri Lanka Hotel Tourism Training Institute	-	-	-	15,004	**150**	150
Sri Lanka Port Management & Consultancy Services Limited	-	-	-	100	**1**	1
TCI Hotels (Lanka) Limited	-	-	-	1	-	-
The St. Heliers Teas Company Limited	-	-	-	150	-	-
The York Company Limited	-	-	-	100	**1**	1
Theresias Estates Company Limited	-	-	-	1,350	-	-
Uplands Tea Estates of Ceylon	-	-	-	2,692	-	-
Upper Maskeliya Co. State	-	-	-	2,327	-	-
Wariyapola Limited	-	-	-	501	-	-
Whitmine and Gem Exports Limited	-	-	-	32,500	-	-
Whittall Estate & Agencies Limited	-	-	-	15,352	**154**	154
		94,507	94,507		**138,823**	144,898

As at 31st March *In Rs.'000s*	Company Number of Shares	Company Book Value 2005	Company Book Value 2004	Group Number of Shares	Group Book Value 2005	Group Book Value 2004
16.7 Outside Quoted						
Acme Aluminium Co. Limited		-	-	-	-	7
Asia Capital Limited		-	-	26,400	**502**	-
Ceylon Hotels Corporation		-	-	5,681	**43**	43
Colombo Fort Land & Building Co. Limited		-	-	7,065	**45**	111
Central Finance Company Limited		-	-	10	**1**	-
DFCC Bank		-	-	66	**15**	-
Hunter and Co. Limited		-	-	750	-	-
Hatton National Bank Limited		-	-	33,000	**1,270**	-
Hayleys Limited		-	-	2,261	**254**	-
Lanka Cement Limited		-	-	-	-	1,000
Lanka Orix Leasing Company Limited		-	-	3	**1**	-
Lanka Ceremics Limited		-	-	2,800	**69**	-
Lanka Walltiles Limited		-	-	5,000	**270**	-
Merchant Bank of Sri Lanka		-	-	2,000	**62**	-
Magpeck Exports Limited		-	-	15,000	-	-
NDB Bank Limited		-	49	-	-	49
National Development Bank		-	-	6,000	**950**	-
Pelwatta Sugar Co. Limited		-	-	15,000	**176**	-
Royal Ceremic (Lanka) Limited		-	-	55,000	**248**	-
Seylan Bank Limited		-	-	3,630	**66**	-
Veyangoda Textiles Limited		-	-	130,000	-	-
Taj Lanka Hotels Limited		-	-	-	-	299
		-	49		**3,972**	1,509
		94,507	94,556		**142,795**	146,407
Total Value of Investments including Subsidiaries		**14,688,091**	10,882,910		**21,885,335**	14,294,864
Less: Group Investments		-	-		**(19,110,476)**	(11,995,235)
Total Value of Investments		**14,688,091**	10,882,910		**2,774,859**	2,299,629

Market Value of the Public Quoted Associate and Other Investments by the Company and Group was Rs.664,487,936 (31.03.2004 - 715,248,144) and Rs.963,144,609 (31.03.2004 - 945,980,933) respectively.

Par Value

Company		Par value
Ceylon Cold Stores Limited	SLR	8.00
John Keells Singapore (Pte) Limited	SGD	1.00
John Keells Maldivian Resorts (Pte) Limited	MRF	10.00
Travel Club (Pte) Limited	MRF	10.00
Fantasea World Investments (Pte) Limited	MRF	10.00
Mack Air Services Maldives (Pte) Limited	MRF	10.00
John Keells Business Systems (UK) Limited	GBP	1.00
Matheson Keells Air Services (Pvt) Limited	INR	10.00
Matheson Keells Enterprises (Pvt) Limited	INR	10.00
Chartersoft Limited	USD	10.00

As at 31st March In Rs. '000s	Company 2005	Company 2004	Group 2005	Group 2004
17. INVESTMENT PROPERTIES				
Balance as at the beginning of the year	-	-	100,472	-
New Acquisitions	-	-	-	397,343
Additions/ Transfers during the year	-	-	357,630	-
Transfers to Cost of Sales	-	-	(123,593)	(296,871)
Balance as at the end of the year	-	-	334,509	100,472

As at 31st March In Rs. '000s	Company 2005	Company 2004	Group 2005	Group 2004
18. OTHER NON CURRENT ASSETS				
Loans to Subsidiaries	92,601	142,610	-	-
Lease and Rental Recoverable	-	-	1,496,356	-
Loans and Advances	-	-	31,708	-
Bottles	-	-	452,733	462,457
Operating Lease Prepayments	-	-	50,003	-
Employee Share Trust Loan	-	-	-	127,289
Others	-	-	13,614	9,162
	92,601	142,610	2,044,414	598,908

As at 31st March In Rs. '000s	Company 2005	Company 2004	Group 2005	Group 2004
19. INVENTORIES				
Raw Materials - at cost	-	-	128,447	194,254
Work-in-Progress	-	-	19,973	44,887
Finished Goods	-	-	1,027,112	797,566
Produce Stocks - at since realised value	-	-	136,476	246,721
Other Stocks - at cost	917	485	330,752	189,601
	917	485	1,642,760	1,473,029

As at 31st March In Rs. '000s	Company 2005	Company 2004	Group 2005	Group 2004
20. TRADE & OTHER RECEIVABLES				
Trade and Other Receivables	253,491	262,435	5,392,635	3,864,039
Dues from Related Parties	99,963	109,919	-	-
	353,454	372,354	5,392,635	3,864,039
Tax Refunds	14,141	14,141	795,420	466,231
Loans given to Executives in the Group (Note 20.1)	199,902	186,475	240,500	207,590
	567,497	572,970	6,428,555	4,537,860
20.1 Loans given to Executives in the Group				
Balance as at the beginning of the year	186,475	170,639	207,590	186,249
Advanced during the year	86,741	86,971	106,909	99,736
New Acquisitions	-	-	23,733	-
Recovered during the year	(73,314)	(71,135)	(97,732)	(78,395)
Balance as at the end of the year	199,902	186,475	240,500	207,590

As at 31st March *In Rs. '000s*	Company 2005	Company 2004	Group 2005	Group 2004
21. SHORT TERM INVESTMENTS				
Treasury Bills	**12,500**	121,500	**1,071,684**	1,059,800
Commercial Papers	**-**	-	**321,334**	83,100
Fixed and Call Deposits	**-**	-	**1,637,401**	458,732
	12,500	121,500	**3,030,419**	1,601,632

As at 31st March *In Rs. '000s*	2005	2004
22. SHARE CAPITAL		
AUTHORISED		
1,000,000,000 Ordinary Shares of Rs.10/- each	**10,000,000**	10,000,000
ISSUED & FULLY PAID		
As Ordinary Shares of Rs. 10/- each		
Balance as at the beginning of the year	**2,994,364**	1,871,307
Share Options exercised during the year	**15,324**	40,799
Issue of Shares - Bonus	**299,546**	468,072
Issue of Shares - Rights	**-**	374,186
Issue of Shares - Private Placement	**-**	240,000
Balance as at the end of the year	**3,309,234**	2,994,364
As Global Depository Receipts (GDRs) with each GDR representing two Ordinary Shares		
Balance as at the beginning of the year	**6,454**	5,163
Issue of Shares - Bonus	**645**	1,291
Balance as at the end of the year	**7,099**	6,454
Total issued and fully paid	**3,316,333**	3,000,818

The number of issued and Fully Paid Shares is disclosed in the Director's Report on page 68.

As at 31st March *In Rs. '000s*		Company 2005	Company 2004	Group 2005	Group 2004
23 CAPITAL RESERVES					
23.1 Capital Reserves					
Balance as at the beginning of the year		**6,288,216**	1,201,686	**7,896,081**	2,855,096
Premium on Issue of Shares during the year		**75,311**	5,555,893	**75,311**	5,555,893
Transferred to Exchange Translation Reserve		**-**	-	**327,787**	8,720
Adjustment due to sale of Non-Current Investments		**-**	-	**-**	(32,746)
Classification Changes		**-**	-	**-**	(21,519)
Bonus Issue during the year		**(300,191)**	(469,363)	**(300,191)**	(469,363)
Adjustment due to Deemed Disposals				**(35,236)**	-
Transfers due to Retirement/Impairment of Assets				**(83,895)**	-
Revaluation of Land & Buildings		**-**	-	**14,427**	-
Balance as at the end of the year		**6,063,336**	6,288,216	**7,894,284**	7,896,081
Share Premium		**5,778,803**	6,003,683	**5,778,803**	6,003,683
Revaluation Reserve	(Note 23.2)	**284,533**	284,533	**1,178,326**	1,251,618
Exchange Translation Reserve	(Note 23.3)	**-**	-	**518,515**	220,390
Other Capital Reserves	(Note 23.4)	**-**	-	**418,640**	420,390
Balance as at the end of the year		**6,063,336**	6,288,216	**7,894,284**	7,896,081

23.2 The Revaluation Reserve consists of the net surplus on the revaluation of property, plant & equipment as described in Note 14.3. The unrealised surplus cannot be directly distributed to shareholders.

23.3 The Exchange Translation Reserve comprises the net exchange movement arising on the translation into Sri Lanka Rupees of net equity investments in overseas subsidiaries.

23.4 The Other Capital Reserves comprise the Capital Redemption Reserve Funds arising from the redemption of Preference Shares of subsidiaries.

As at 31st March *In Rs. '000s*		Company		Group	
		2005	2004	**2005**	2004
24 REVENUE RESERVES					
General and Other Reserves					
Balance as at the beginning of the year		1,776,497	1,229,936	3,128,309	2,449,899
Reserved during the year - General Reserve		1,000,000	150,000	1,015,074	268,859
Dividend Reserve (Net)		417,825	396,561	417,825	414,928
Adjustment due to Deemed Disposals				(12,195)	-
Adjustment due to sale of Non-Current Investments		-	-	-	(5,377)
Balance as at the end of the year		3,194,322	1,776,497	4,549,013	3,128,309
General Reserve	(Note 24.1)	1,600,000	600,000	2,888,844	1,881,987
Investment Equalisation Reserve	(Note 24.2)	75,000	75,000	75,000	75,000
Dividend Reserve	(Note 24.3)	1,519,322	1,101,497	1,585,169	1,171,322
		3,194,322	1,776,497	4,549,013	3,128,309
Accumulated Profit					
Balance as per Equity Statement		590,508	491,434	3,071,250	3,339,640
Retained by Subsidiaries in Reserves		-	-	(15,074)	(137,226)
Balance as at the end of the year		590,508	491,434	3,056,176	3,202,414
Total Revenue Reserves		3,784,830	2,267,931	7,605,189	6,330,723

24.1 General Reserve represents the amounts set aside by the Directors for general application.

24.2 Investment Equalisation Reserve comprises an amount set aside by the Directors for fall in value of long term investments of the Company.

24.3 Dividend Reserve comprises dividends received by companies, which have not been distributed and are available for appropriation.

As at 31st March *In Rs. '000s*	Group	
	2005	2004
25 NEGATIVE GOODWILL		
Cost		
Balance as at the beginning of the year	1,593,073	919,462
Additions/Transfers during the year	83,827	788,065
Adjustments due to Deemed Disposals & Restructuring	(234)	(114,454)
Adjustments due to Sale of Non-Current Investments	-	-
Balance as at the end of the year	1,676,666	1,593,073
Accumulated Amortisation		
Balance as at the beginning of the year	300,440	266,445
Transfers during the year	(21,232)	6,456
Amortised during the year	77,704	64,308
Adjustments due to sale of Non-Current Investments	-	(36,769)
Balance as at the end of the year	356,912	300,440
Net Carrying amount as at the end of the year	1,319,754	1,292,633

As at 31st March *In Rs. '000s*	Group **2005**	 2004

26 BORROWINGS

26.1 Movement of Non-Interest Bearing Borrowings

Group	**2005**	2004
Balance as at the beginning of the year	**35,000**	50,700
Obtained during the year	**-**	1,509
New Acquisitions	**165**	-
Adjustment due to sale of Non-Current Investments	**-**	(2,209)
Repaid during the year	**(165)**	(15,000)
	35,000	35,000
Repayable within one year	**(20,000)**	(10,000)
Repayable after one year	**15,000**	25,000

26.2 Movement of Interest Bearing Borrowings

	Finance Leases	Long Term Loans	Total **2005**	2004
Company				
Balance as at the beginning of the year	-	909,251	**909,251**	988,371
Obtained during the year	-	200,000	**200,000**	100,000
Repaid during the year		(179,120)	**(179,120)**	(179,120)
	-	930,131	**930,131**	909,251
Repayable within one year	-	(165,157)	**(165,157)**	(179,158)
Repayable after one year		764,974	**764,974**	730,093
Group				
Balance as at the beginning of the year	311,665	1,651,499	**1,963,164**	1,804,135
Obtained during the year	11,000	674,738	**685,738**	354,153
Reclassifications / Transfers	-	134	**134**	66,111
New Acquisitions	3,871	1,501,554	**1,505,425**	279,251
Repaid during the year	(19,401)	(693,760)	**(713,161)**	(489,186)
Adjustment due to sale of Non-Current Investments	-	-	**-**	(52,977)
Adjustment on account of Exchange Rates	-	-	**-**	1,677
	307,135	3,134,165	**3,441,300**	1,963,164
Repayable within one year	(17,497)	(637,515)	**(655,012)**	(362,103)
Repayable after one year	289,638	2,496,650	**2,786,288**	1,601,061

26.3 Details of Finance Leases - Group

	2005	2004
Gross Liability to the Lessor	**584,571**	602,269
Less: Finance Charges	**(277,436)**	(290,604)
Net Liability	**307,135**	311,665

	Not later than 1 year		Later than 1 year and not later than 5 years		Later than 5 years	
	2005	2004	**2005**	2004	**2005**	2004
Gross Liability to the Lessor	**31,934**	33,071	**545,475**	82,608	**7,162**	486,590
Less: Finance Charges	**(14,437)**	(15,774)	**(262,999)**	(45,251)	**-**	(229,579)
Net Liability	**17,497**	17,297	**282,476**	37,357	**7,162**	257,011

26.4 Details of Interest Bearing Borrowings

	Nature of Facility	2005		2004	
Ceylon Cold Stores Limited	Term Loan	233,333			
Jaykay Marketing Services (Pvt) Limited	Term Loan	82,250		106,167	
Keells Foods Products Limited	Term Loan	70,000			
Keells Restaurants (Pvt) Limited	Term Loan	86,667	472,250	50,000	156,167
John Keells Warehousing (Pvt) Limited		85,983		88,085	
Namunukula Plantations Limited	Finance Lease	287,828		285,712	
	Term Loan	222,014		248,581	
Tea Smallholder Factories Limited	Finance Lease	1,421		2,200	
	Term Loan	14,554	611,800	59,606	684,184
Asian Hotels & Properties Limited - Colombo Plaza Div.	Term Loan	103,800		3,849	
	Finance Lease	-		185,193	-
Ceylon Holiday Resorts Limited	Term Loan	139		416	
Trans Asia Hotels Limited	Finance Lease	14,343	118,282	15,854	205,312
Mercantile Leasing Limited	Term Loan	1,303,085		-	
Mercantile Leasing (Financial Services) Limited	Finance Lease	2,000		-	
MLL Insurance Brokers Limited	Finance Lease	124	1,305,209	-	
Asian Hotels & Properties Limited - Crescat Division	Term Loan	1,700		4,050	-
	Finance Lease	1,419	3,119	3,736	7,786
John Keells Holdings Limited	Term Loan	930,131		909,251	
Mackinnon & Keells Financial Services Limited	Term Loan	314		464	
Whittall Boustead Limited	Debenture	195	930,640	-	909,715
			3,441,300		1,963,164

The quantum of Long Term Loans repayable during the financial year 2005/2006 has been reflected as Current Portion of Interest Bearing Borrowings under Current Liabilities.

26.5 Details of Security and Repayment of Interest Bearing Borrowings

Company	Lending Institution	Security	Interest Rate	Repayment
Ceylon Cold Stores Limited	National Development Bank	No Security	10.5%	In 60 equal monthly installments commencing 27.08.2004
Jaykay Marketing Services (Pvt) Limited	Hatton National Bank	Stocks and debtors of Keells Super Mt. Lavinia, Nugegoda & Borella	9.01% (6 month TB rate + 1.35%)	In monthly installments over 5 years.
Keells Food Products Limited	Hatton National Bank Limited	Land & Building at Ekala, Jaela	6 months TB rate + 1.75 per annum to be reviewed bi annually.	In 60 equal monthly instalments commencing June 2005 with a grace period of 1 year.
Keells Restaurants (Pvt) Limited	Nations Trust Bank	No Security	TB+1% & 9.3%	Repayment over 3 years commencing 2006.
John Keells Warehousing (Pvt) Limited	Deutsche Bank	Corporate Guarantee of John Keells Limited	21.98%	Repayment over 10 years commencing 01.05.2003
Namunukula Plantations Limited	Asian Development Bank	Lease Rights of Estates	11.35%,12%, & 12.5%	Repayment over 10 years commencing 04.09.2003
	DFCC Bank	Lease Rights of Estates	11.00%	In 60 equal monthly installments commencing 22.04.2002
Tea Smallholder Factories Limited	Hatton National Bank	Warehousing Complex in Peliyagoda	13.00%	2 years
Asian Hotel & Properties Limited - Colombo Plaza Division	National Development Bank	Land & Shares of Trans Asia Hotels	9.38%	In 36 monthly installments commencing 01.11.2003.
Ceylon Holiday Resorts Limited	National Development Bank	Corporate Guarantee of JKHL	8.50%	In 42 equal monthly installments commencing 01.04.2002 with a Grace Period of 6 months.
Asian Hotel & Properties Limited - Crescat Division	National Development Bank	Primary mortgage of 600 KVA generators	8.50%	In 24 equal monthly installments commencing February 2004.
John Keells Holdings Limited	Standard Chartered Bank	Land, Building and Shares	TBR+2.7%	Bi-annual repayment over 5 years from the date of each draw down commencing May 2002
	National Development Bank	Walk in type canopy & accessories	8.50%	In 48 equal monthly installments commencing December 2002.
	National Development Bank	No Security	10.25%	4 Bi-annual repayments commencing from 21.6.2005
	Waldock Mackenzie Limited	No Security	10.50% 9.54%	On 18.02.2008 On 29.07.2008
Mackinnon & Keells Financial Services Limited	National Development Bank	No Security	8.50%	In 60 equal installments commencing 30.05.2002

26.6 Assets Pledged for Short-term Banking facilities.

Company	Financial Institution	Assets pledged.
Ceylon Cold Stores Limited	National Development Bank	Unsecured
Ceylon Holiday Resorts Limited	Nations Trust Bank	Plant, machinery, furniture and fittings, stocks and book debts of Bentota Beach Hotel
John Keells Holdings Limited	Bank of Ceylon and Seylan Bank	Part of equity investments
John Keells Limited	Standard Chartered Bank	Unsecured
Keells Plantation Management Services (Pvt) Limited	Hatton National Bank National Development Bank	Unsecured
Namunukula Plantations Limited	Hatton National Bank Standard Chartered Bank	Leasehold rights of Karavanella Estate, stocks, movables & debts

	Company		Group	
As at 31st March *In Rs. '000s*	**2005**	2004	**2005**	2004
27 DEFERRED TAX LIABILITIES				
Balance as at the beginning of the year	-	693	348,090	362,580
Provision made/(released) during the year	-	(693)	(83,301)	(80,671)
New Acquisitions			2,505	80,070
Transfers	-	-	7,430	(13,905)
Exchange difference	-	-	12	16
Balance as at the end of the year	-	-	274,736	348,090

	Company		Group	
As at 31st March *In Rs. '000s*	**2005**	2004	**2005**	2004
28 RETIREMENT BENEFIT OBLIGATION-GRATUITY				
Balance as at the beginning of the year	59,021	41,288	633,783	541,355
Provision for the year	16,611	20,800	183,407	181,749
Payments made during the year	(7,155)	(3,067)	(72,167)	(148,174)
New Acquisitions	-	-	7,235	63,172
Transfers	-	-	241	(213)
Adjustment due to Sale of Non-Current Investments	-	-	-	(4,192)
Exchange Difference	-	-	171	86
Balance as at the end of the year	68,477	59,021	752,670	633,783

28.1 Messrs. Actuarial & Management Consultants (Pvt) Limited, Actuaries, carried out an actuarial valuation of the defined benefit plan of the non-executive staff on 26 August 2004.. Appropriate compatible assumptions were used in determining the cost of retirement benefits. The principle assumptions used were as follows;

Rate of Interest	11%
Rate of Salary Increase	
- Clerical	4.07%
- Labour	4.06%
- Sales Representatives	3.94%
Further Salary Increase	10%
Retirement Age	
- Clerical and Labour	60 Yrs

29 PROVISIONS

As at 31st March *In Rs. '000s*	Warranties	Maintenance	Group 2005	Group 2004
Balance as at the beginning of the year	5,990	1,311	**7,301**	10,344
Arising during the year on additional provisions	2	6,354	**6,356**	3,606
Utilised	(4,687)	(899)	**(5,586)**	(6,649)
Reversed during the year	(1,256)	(4,523)	**(5,779)**	-
Balance as at the end of the year	49	2,243	**2,292**	7,301
To be utilised within one year	(49)	(2,243)	**(2,292)**	(7,301)
To be utilised after one year	-	-	-	-

Warranties :
A provision of Rs.1,621.44 has been recognised for expected warranty claims on products sold during the current financial year.

Maintenance :
A provision of Rs.6,353,989.78 has been recognised for expected maintenance cost during the current financial year.

As at 31st March *In Rs. '000s*	Group 2005	Group 2004
30 OTHER DEFERRED LIABILITIES		
Balance as at the beginning of the year	**103,340**	100,140
New acquisitions	-	41,493
Received during the year	**14,298**	8,799
Amortisation during the year	**(5,225)**	(47,092)
Balance as at the end of the year	**112,413**	103,340
Amounts expected to be Amortised		
Within 12 months of the Balance Sheet date	**5,342**	4,737
After 12 months from the Balance Sheet date	**107,071**	98,603
	112,413	103,340

	Basis for Amortisation	2005	2004
Details of Balance as at the end of the year			
Company			
Namunukula Plantations Limited			
- Plantations Housing and Social Welfare Trust	2.5% p.a.	**64,680**	54,660
- Asian Development Bank	2.5% & 12.5% p.a.	**32,817**	32,110
- Sri Lanka Tea Board Subsidy	7.5% p.a.	**1,650**	1,875
- Others	2.5% & 7.5% p.a.	**4,920**	5,369
Tea Smallholder Factories Limited			
- Plantations Housing and Social Welfare Trust	2.5% p.a.	**673**	691
- Sri Lanka Tea Board Subsidy	12.5% p.a.	**6,616**	8,635
Mearcantile Leasing (Financial Services) Limited	20% p.a.	**1,057**	-
		112,413	103,340

As at 31st March In Rs. '000s		Company 2005	Company 2004	Group 2005	Group 2004
31 TRADE AND OTHER PAYABLES					
Trade Payables		39	173	2,154,277	1,648,679
Payables to Related Parties		3,261	25,299	-	-
Other Payables		-	-	519,387	670,159
Advances and Deposits		-	-	1,617,786	328,057
Sundry Creditors including accrued expenses		76,830	79,550	953,669	965,944
		80,130	105,022	5,245,119	3,612,839

As at 31st March In Rs. '000s		Company 2005	Company 2004	Group 2005	Group 2004
32 SHORT TERM BORROWINGS					
Short Term Loans		1,632,400	-	3,408,256	740,132
Commercial Papers		-	-	200,000	215,000
		1,632,400	-	3,608,256	955,132

As at 31st March In Rs. '000s		Company 2005	Company 2004	Group 2005	Group 2004
33 CASH & CASH EQUIVALENTS					
Favourable Cash & Cash Equivalent Balances					
Cash & Bank Balances		119,352	292,715	2,486,878	2,184,923
Short Term Investments	(Note 21)	12,500	121,500	3,030,419	1,601,632
		131,852	414,215	5,517,297	3,786,555
Unfavourable Cash & Cash Equivalent Balances					
Bank Overdrafts		(575,356)	(46,794)	(2,020,102)	(1,102,259)
Total Cash & Cash Equivalents for the purpose of Cash Flow Statement		(443,504)	367,421	3,497,195	2,684,296

34 SEGMENT INFORMATION

34.1 Information based on the Primary Segments (Business Segments)

	Food & Beverage		Transportation		Leisure		Information Technology		Financial services		Property Development		Plantation		Others		Group Total	
For the year ended 31st March	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
In Rs. '000s																		
Assets																		
Segment Assets	**3,588,117**	3,491,761	**5,621,560**	5,048,475	**12,813,043**	10,296,269	**585,353**	597,348	**3,810,949**	1,022,471	**4,560,466**	5,003,859	**4,094,563**	3,686,978	**3,568,269**	2,340,244	**38,642,320**	31,487,405
Investment in Subsidiaries																	**5,565**	5,665
Other Investments																	**142,795**	146,407
Goodwill																	**909,171**	699,835
Total Assets																	**39,699,851**	32,339,312
Liabilities																		
Segment Liabilities	**1,377,734**	1,194,568	**1,583,730**	1,261,039	**1,056,046**	964,916	**362,831**	351,908	**815,734**	179,625	**1,183,815**	225,097	**862,333**	904,445	**777,960**	274,584	**8,020,183**	5,356,182
Negative Goodwill																	**1,319,754**	1,292,633
Interest Bearing Borrowings																	**3,441,300**	1,963,164
Non-Interest Bearing Borrowings																	**35,000**	35,000
Deferred Tax Liabilities																	**274,736**	348,090
Other Deferred Liabilities																	**112,413**	103,340
Income Tax Liabilities																	**356,513**	118,538
Short Term Borrowings																	**3,608,256**	955,132
Total Liabilities																	**17,168,155**	10,172,079
Others																		
Purchase of Property, Plant & Equipment	**329,989**	372,383	**45,735**	65,609	**1,111,425**	276,051	**8,668**	7,800	**14,803**	2,955	**319,449**	66,105	**251,582**	216,079	**230,237**	179,062	**2,311,888**	1,186,044
Depreciation	**301,161**	255,085	**60,340**	71,891	**425,993**	306,142	**14,573**	18,767	**38,989**	1,338	**52,630**	25,734	**138,497**	136,535	**42,376**	47,104	**1,074,559**	862,596
Retirement Gratuity	**37,663**	81,694	**10,643**	10,416	**39,324**	27,517	**11,191**	9,779	**3,560**	2,892	**2,098**	4,506	**61,354**	22,735	**17,574**	22,210	**183,407**	181,749
Negative Goodwill Amortised	-	-	-	-	-	-	-	-	-	-	-	-	-	-	**(77,704)**	(64,308)	**(77,704)**	(64,308)
Goodwill Amortised	-	-	-	-	-	-	-	-	-	-	-	-	-	-	**78,119**	64,214	**78,119**	64,214
Grants & Subsidies Amortised	-	-	-	-	-	-	-	-	-	-	-	-	**5,225**	5,600	-	-	**5,225**	5,600

34.2 Information based on the Secondary Segements (Geographical Segments)

Based on the location of assets

For the year ended 31st March *In Rs. '000s*	Sri Lanka 2005	Sri Lanka 2004	South Asia 2005	South Asia 2004	Others 2005	Others 2004	Group Total 2005	Group Total 2004
Segment Revenue	25,660,394	24,468,715	1,109,632	1,100,509	34,139	52,403	26,804,165	25,621,627
Segment Operating Profits	6,512,757	2,320,958	(2,830,000)	203,705	(502,045)	(23,389)	3,180,712	2,501,274
Segment Assets	37,166,874	30,122,519	1,436,816	1,316,273	38,630	48,613	38,642,320	31,487,405
Segment Liabilities	7,570,858	5,079,216	446,834	274,272	2,491	2,694	8,020,183	5,356,182
Purchase of Property, Plant & Equipment	2,204,400	1,086,967	107,473	99,044	15	33	2,311,888	1,186,044
Depreciation	964,345	772,275	110,016	90,198	198	123	1,074,559	862,596
Retirement Gratuity	183,136	180,919	271	572	-	258	183,407	181,749
Negative Goodwill Amortised	(77,704)	(64,308)	-	-	-	-	(77,704)	(64,308)
Goodwill Amortised	78,119	64,214	-	-	-	-	78,119	64,214
Grants and Subsidies Amortised	5,225	5,600	-	-	-	-	5,225	5,600

As at 31st March *In Rs. '000s*	Total Assets **2005**	Total Assets 2004	Net Assets **2005**	Net Assets 2004
34.3 Assets				
Food & Beverage	3,591,217	3,494,861	1,456,094	1,472,112
Transportation	5,623,544	5,048,834	3,882,186	3,796,219
Plantations	4,108,490	3,686,987	1,724,702	1,543,756
Leisure	12,838,126	10,341,353	11,496,341	8,925,144
Information Technology	585,353	602,463	207,913	241,572
Financial Services	3,814,888	1,022,471	521,489	796,264
Property Development	4,560,567	5,003,959	3,357,474	4,741,252
Others	4,577,666	3,138,384	(114,503)	650,914
	39,699,851	32,339,312	22,531,696	22,167,233
Reflected in:				
Sri Lanka Rupees	37,488,056	30,974,426	20,775,543	21,081,143
American Dollars	1,988,803	1,193,602	1,671,607	988,773
Pound Sterling	38,632	48,613	32,993	45,291
Singapore Dollars	7,178	7,517	6,231	5,838
Indian Rupees	177,182	115,154	45,322	46,188
	39,699,851	32,339,312	22,531,696	22,167,233

35 DIRECTORS' INTERESTS IN TRANSACTIONS/RELATED PARTY TRANSACTIONS

Related party	Nature of transaction	2005	2004
1.Union Assurance Limited	Handles the insurance of the Company and its subsidiaries for which insurance premiums are paid	113,831,038	51,210,219

* Mr. V. Lintotawela - Chairman and Mr. A.D. Gunewardene is a Director of this company.

Related party	Nature of transaction	2005	2004
2. Nations Trust Bank Limited	Companies in the Group have obtained banking facilities at normal commercial rates and received sums for services rendered and for equipment supplied	41,169,273	25,375,296

* Mr. V. Lintotawela - Chairman and Mr. S.C. Ratnayake, Mr A D Gunewardene, Mr G S A Gunasekera, Mr J R F Peiris and Mr S Easparathasan are Directors of this Company.

Related party	Nature of transaction	2005	2004
3. South Asia Gateway Terminals (Pvt) Limited	Companies in the Group received payments for various services rendered to this company in the normal course of business.	32,429,959	25,121,777

* Mr. V. Lintotawela - Chairman, Mr. S.C. Ratnayake and Mr A D Gunewardene are Directors of this company.

36 CONTINGENT LIABILITIES

Asian Hotels & Properties Limited

Arbitration between Crescat Developments Limited and Shin Nippon Air Technologies (Co.) Limited

Shin Nippon Air Technologies (Co.) Ltd have claimed Rs. 47,926,087.45 and SGD 968,539.89 (together with interest thereon) as due on fulfillment of its contractual obligations. Asian Hotels & Properties Limited denying the claim has made a counter-claim for rectification costs amounting to Rs. 234,292,800 and consequential losses of Rs. 219,000,000. The settlement of this matter has been referred to arbitration.

John Keells Holdings Limited

Goods & Services Tax / Value Added Tax

During the year the company was issued with assessments in respect of GST and VAT for aggregate additional taxes of Rs. 29.2 million (and penalties of Rs. 17.5 million). The company has already obtained a 50% holder-over on such assessed taxes and is pursuing a full holdover.

While appeals have been lodged against the assessments, the company will contest the validity of such assessments in accordance with the provisions in the Value Added Tax Act, No.14 of 2002 and Goods and Services Tax Act, No 35 of 1996 for resolution of disputes.

Income Tax

The Company was issued with assessments for additional taxes of Rs. 84.6 million (and penalties of Rs. 42.3 million). Of this sum, an amount of Rs. 73.2 million has been held-over and the balance of Rs. 11.3 million is payable in advance pending the outcome of the appeal.

While appeals have been lodged against the assessments the company will contest the validity of such assessments in accordance with the provisions of the Inland Revenue Atc, No 38 of 2000 for resolution of disputes.

Further assessments have been received in May 2005 for additional taxes of Rs. 104 million for income tax and Rs. 21.9 million for surcharge on income tax (and penalties of Rs. 63 million) for which appeals are being lodged in terms of the Inland Revenue Act, No 38 of 2000.

Based on the information available, the Directors are confident that the ultimate resolution of the above contingencies is not likely to have a material adverse effect on the financial position of the respective company.

Other Contingent Liabilities of the Company as at the Balance Sheet date, on account of guarantees issued by the Company to third parties on behalf of Subsidiary and Associate Companies and on behalf of other companies, amounted to Rs. 170,626,668 (31st March 2004 - Rs. 142,653,088).

Other Contingent Liabilities of the Group as at the Balance Sheet date, on account of guarantees issued to or on behalf of Associate Companies and other third parties amounted to Rs. 39,918,460 (31st March 2004 - Rs. 36,832,404).

Lanka Marine Services (Private) Limited

Value Added Tax (VAT) refunds amounting to Rs 286 million are in dispute with the Department of Inland Revenue. The Company contends that the supply of bunkers to ships constitutes an export that qualifies for zero rating and that it is entitled to a refund of VAT paid on inputs. The Department of Inland Revenue, which earlier accepted the Company's claim, has reversed its position. Legal opinions from independent tax consultants and independent legal counsel all support the Company's position and the Company intends to pursue its claim in accordance with the provisions in the Value Added Tax Act, No.14 of 2002 for resolution of disputes.

Sri Lanka Customs have claimed Rs 38 million as Excise Duty and VAT on a single Gas Oil procurement from Ceylon Petroleum Corporation. Legal opinion received by the Company supports the opinion that the HS Code under which the claim is made is not valid during this period.

Oxford J International, a bunker broker/barge operator, whose contract had been terminated by Lanka Marine Services (Pvt) Limited (LMS) prior to privatisation, has claimed approximately USD 9.1 million as damages from LMS for breach of contract. John Keells Holdings Limited, as the purchaser of LMS under privatisation, has, as per the Share Sale and Purchase Agreement, an indemnity from the Government of Sri Lanka against any amount that may be payable by LMS in this regard, including cost of litigation.

37 CAPITAL COMMITMENTS

Capital Commitments Expenditure contracted for as at the Balance Sheet date, but which has not been provided for in the Consolidated Financial Statements are as follows :

Company

The Capital Expenditure approved and contracted as at 31 March 2005 amounts to Rs. 40 million.

Other commitments of the Group as at 31st March *(in Rs.)*	2005	2004
Food and Beverage Sector		
Ceylon Cold Stores Limited	60,163,735	114,726,370
JayKay Marketing Services (Pvt) Limited	-	8,231,000
Transportation Sector		
Lanka Marine Services Limited	135,100,000	3,251,165
P & O Nedlloyd Keells (Pvt) Limited	12,476,996	-
Transware Logistics (Pvt) Limited	-	1,320,000
Plantation Sector		
John Keells Limited	650,000	-
Namunukula Plantations Limited	10,000,000	-
Tea Smallholder Factories Limited	-	921,500
Leisure Sector		
Asian Hotels & Properties Limited - Colombo Plaza Division	1,767,000,000	98,900,000
Ceylon Holiday Resorts Limited	24,654,741	-
Habarana Walk Inn Limited	240,000,000	-
International Tourists & Hoteliers Limited	-	2,049,197
Kandy Walk Inn Limited	-	1,311,966
Trans Asia Hotel Limited	39,383,580	-
Financial Services		
John Keells Stock Brokers Limited	941,967	-
Real Estate		
Asian Hotels & Properties Limited - Crescat Division	1,900,000,000	-
Keells Realtors Limited	2,633,048	-
Fantasea World Investments (Pte) Limited (USD)	2,716,694	47,569

38 LEASE COMMITMENTS

The lease rentals due are as follows:

As at 31st March *In Rs. '000s*	Non-cancellable operating leases 2005	2004
Within one year	121,462	129,797
After one year but not more than five years	351,145	470,000
More than five years	284,885	616,117
	757,492	1,215,914

Company	Agreement with	Lease Properties
Ceylon Holiday Resorts Limited	Sri Lanka Tourist board	The Land on which Bentota Beach Hotel and Coral Garden Hotel are situated.
Fantasea World Investment (Pte) Limited	Government of Maldives	Land occupied.
Habarana Lodge Limited	Kekirawa Divisional Secretarial	Land occupied.
John Keells Singapore (Pte) Limited	Mengiwa (Pvt) Limited	Office space occupied.
Keells Food Products Limited	Co-operative Wholesale Establishment	Floor space occupied at the CWE outlets in Welisara, Jawatte, Colombo Commercial, Rajagiriya
Trans-Ware Logistics (Pvt) Limited	Lanka Orix Leasing Company Limited	Vehicles
Travel Club (Pte) Limited	Lease with the Government of Maldives	Land Occupied

39 POST BALANCE SHEET EVENTS

There have been no events subsequent to the Balance Sheet date, which would have any material effect on the Company or on the Group, other than the following:

The Board of Directors of the Company have recommended and the Shareholders are expected to approve a scrip issue of 1 ordinary share for every 5 existing ordinary shares. The Board of Directors has also recommended a declaration of a final dividend of 10% on the increased post-script issued capital on 28 April 2005.

The Group divested a further 9.97% of its Equity Investment in Jaykay Marketing Services (Pvt) Limited to Ceylon Cold Stores Limited on 4 May 2005.

The Company has secured from Tranquility (Pvt) Limited,a company incorporated in the Republic of Maldives and holder of leasehold rights to the island Alidhoo at North Thiladhunmathee (Haa Alifu) Atoll, Maldives, a bed rights contract in the 100 room resort to be built thereon for a period of not less than 25 years. This transaction also envisages granting of a financial facility not exceeding US$ 17 Million towards the construction of the resort, the provision of assistance and the facilitation of a Performance Guarantee of US$ 1.7 million required to be provided by Tranquility (Pvt) Limited to the Ministry of Tourism of the Republic of Maldives.

Consolidated Value Added Statement

In Rs. '000s	2004/05		2003/04		2002/03		2001/02		2000/01	
Revenue	23,646,109		22,284,764		16,784,203		11,777,320		11,821,849	
Adjustment for other Income/(Expenses)	377,223		332,625		174,771		203,079		214,639	
	24,023,332		22,617,389		16,958,974		11,980,399		12,036,488	
Less : Cost of Materials & Services purchased from external sources	14,448,616		14,863,233		10,671,415		6,849,204		6,860,388	
Value Added	9,574,716		7,754,156		6,287,559		5,131,195		5,176,100	
Distributed as follows:		%		%		%		%		%
To Employees as Remuneration	3,909,895	40.83	3,131,835	40.18	2,730,716	43.43	2,489,107	48.51	2,337,107	45.15
To the Government as Taxes	1,492,417	15.59	1,211,406	15.53	996,325	15.85	970,216	18.91	954,460	18.44
To the Providers of Capital										
as Interest on Loans	406,900	4.25	457,708	5.87	329,478	5.24	323,732	6.31	221,806	4.29
as Minority Interest	413,692	4.32	201,685	2.59	169,593	2.70	48,966	0.95	221,428	4.28
To Shareholders as Dividends	1,027,497	10.73	725,783	9.31	342,203	5.44	329,869	6.43	353,128	6.82
Retained within the business										
as Depreciation	1,074,559	11.23	862,596	11.07	738,022	11.74	755,793	14.73	661,613	12.78
as Reserves	1,249,756	13.05	1,163,142	15.45	981,222	15.60	213,512	4.16	426,558	8.24
	9,574,716	100.00	7,754,156	100.00	6,287,559	100.00	5,131,195	100	5,176,100	100

The Value Added Statement shows the quantum of wealth generated by the activities of the Group and the application of the value added.


Distribution of Value Added
(Rs. Mn.)
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2004/05
2003/04
2002/03
2001/02
2000/01
Total Value Added
To the Government
To Shareholders
To Employees
To the Providers of Capital
Retained within the Business

Supplementary Information

Positive Roots

A moment of reminiscence; modest but courageous beginnings; a determination to grow, to charter the unchartered - Evolving over time to become a significant leader.



Times Treasured in History

1870-1948

E. John & Company

The year 1870 witnessed the foundation being laid for the Corporate journey of John Keells Holdings, when two English brothers, George and Edwin John set up E. John & Co., a firm of produce and exchange brokers.

1948-1960

E. John, Thompson, White & Company

In 1948 the firm merged with two London based tea brokers, William Jas and Hy Thompson & Co., and Geo White and Co., thereby evolving into a private liability Company in the name of E. John, Thompson, White and Co. Ltd.

1960-1974

John Keell Thompson White Ltd.

Ever more enthusiastic to expand its activities, the new firm of E. John, Thompson, White and Co. Ltd., in 1960 amalgamated with Keell and Waldock Ltd., another long established produce share and freight broking Company, thus changing its name to John Keell Thompson White Ltd.

1973 became a landmark year for the Company when it acquired a controlling stake in Walkers Tours and Travels (Ceylon) Ltd., one of the country's leading inbound tour operators.

Continuing with the expansion strategy the Company took over the Mackinnons Group of Companies the next year. Having been set up during colonial times itself, Mackinnons Mackenzie & Co. acted as agents for P&O and the British Steam Navigation Co. and later moved into related sectors of travel and tourism and cargo forwarding.

During the period of 1978-1983 the Company heavily invested in the hotel and travel industry, with the industry been cited as having high growth potential.

1974-1986

John Keells Ltd.

In 1974, the Firm became a Rupee quoted Public Company and took the name of John Keells Ltd.

1986-1995

John Keells Holdings Ltd.

In October 1986 a newly incorporated John Keells Holdings Ltd. (JKH) acquired a controlling stake in John Keells Limited and obtained a quotation on the Colombo Stock Exchange amidst a heavily over-subscribed public share issue.

JKH was involved in the biggest ever deal at the time, when Whittalls Group of Companies was acquired in 1991, thus gaining controlling interests in Ceylon Cold Stores (the country's leading producer of Carbonated drinks and Ice-cream) and Ceylon Holiday Resorts (owner of Bentota Beach Hotel and Coral Gardens Hotel) and an associate stake in Union Assurance.

As part of the expansion and diversification process, the Company in 1992 entered into a Joint Venture with DHL International to form DHL Keells, the first fully represented Air Express Company in Sri Lanka. A year later Keells Restaurants secured the Pizza Hut franchise and opened its first outlet in Sri Lanka.

Another highpoint in our history came about during 1994, when JKH became the first Sri Lankan Company to obtain a listing abroad and issued Global Depository Receipts (GDRs) that were quoted on the Luxembourg Stock Exchange.

During the period 1994-1995, the Group's exposure to the Transportation Sector expanded with the establishment of Transware Logistics in collaboration with the Keppel Group of Singapore and the Malaysian International Shipping Corporation, to operate a state-of-the-art integrated container depot, while P&O Nedlloyd Keells (Pvt.) Limited was created to represent P&O Nedlloyd Shipping Lines in Sri Lanka.

Decade at a Glance - Group Milestones

1994-1995

Trans-Ware Logistics was established in collaboration with the Keppel Group of Singapore and the Malaysian International Shipping Corporation, to operate a state-of-the-art integrated container depot.

P&O Nedlloyd Keells was created, as the agency for P&O Nedlloyd shipping lines.

RPK Management Services, a 50:50 JV with Richard Pieris, acquired controlling interests in Kegalle Plantations and Maskeliya Plantations, which together own over 20,000 hectares (42 estates) of tea and rubber plantations.

1995-1996

Acquired Velidhu Resort Hotel (an 80-roomed island resort) in the Maldives - JKH's first major investment abroad.

1996-1997

Keells Plantation Management Services acquired controlling interest in Namunukula Plantations, which owns nearly 12,000 hectares (20 estates) of tea and rubber plantations.

1997-1998

Incorporated John Keells Computer Services (JKCS), to take over the operations of John Keells Software, also adding P&O Nedlloyd's of UK and Emirates Airlines of Dubai to its clientele.

1998-1999

JKH entered into a JV with Central Finance and the IFC to set up a commercial bank, Nations Trust Bank (NTB), which subsequently acquired the business of the Colombo branch of the Overseas Trust Bank of Hong Kong.

Hakura Island Resort, JKH's second hotel in the Maldives, commenced operations with 70 water-bungalows.

1999-2000

South Asia Gateway Terminals (SAGT), the largest private sector investment in Sri Lanka, commenced operations to own, operate and develop the Queen Elizabeth Quay at the Port of Colombo. In alliance with several international and multilateral organisations, JKH was the largest local Shareholder with a 26.25% stake.

JKH and NTB launched the Country's first networked loyalty card, Nexus.

2000-2001

Matheson Keells Enterprises (Pvt) Limited, a Joint Venture between JKH and Matheson Bosanquet Enterprises commenced operations, and is the shipping agent for PIL, based in Cochin, India.

Mack Air Services Maldives was established in a Joint Venture, to function as a GSA for American Airlines, Air 2000, Gulf Air, Leisure Cargo and Jet Airways in the Maldives.

2001-2002

JKH became the only Sri Lankan Company to be selected amongst the World's Best 200 Small Companies by Forbes Global Magazine.

2002-2003

JKH acquired Lanka Marine Services, the only bunkering facility at the Port of Colombo.

Nations Trust Bank acquired the local operations of American Express.

2003-2004

JKH acquired a controlling stake in Asian Hotels and Properties Limited, in the largest ever transaction on the Colombo Stock Exchange.

JKH sold its 50% stake in RPK Management Services.

2004-2005

Refer "Operating Highlights" on Page 6 .

Decade at a Glance - Group Financials

Group Financials

For the year ended 31st March Rs.'000s	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
OPERATING RESULTS FOR THE PERIOD										
Group Revenue	23,646,109	22,284,764	16,784,203	11,777,320	11,821,849	10,461,949	9,453,237	8,684,517	5,720,817	5,316,626
Profit before Interest	3,557,935	2,833,899	2,138,333	1,206,287	1,527,182	1,696,337	1,317,700	1,486,254	731,593	566,048
Interest	(406,900)	(457,708)	(329,478)	(323,732)	(221,806)	(246,241)	(142,925)	(47,325)	25,577	63,383
Exceptional Items	-	-	-	-	-	-	-	-	-	(68,039)
Profit before Taxation	3,151,035	2,376,191	1,808,855	882,555	1,305,376	1,450,096	1,174,775	1,438,929	757,170	561,392
Taxation	(645,517)	(285,581)	(315,837)	(290,208)	(304,262)	(285,375)	(274,191)	(292,497)	(183,226)	(203,443)
Profit after Taxation	2,505,518	2,090,610	1,493,018	592,347	1,001,114	1,164,721	900,584	1,146,432	573,944	357,949
Minority Interest	(413,692)	(201,685)	(169,593)	(48,966)	(221,428)	(246,778)	(176,576)	(337,885)	(150,390)	(94,794)
Extra-ordinary Items	185,427	-	-	-	-	-	-	-	-	-
Profit attributable to the Group	2,277,253	1,888,925	1,323,425	543,381	779,686	917,943	724,008	808,547	423,554	263,155
BALANCE SHEET										
Share Capital	3,316,333	3,000,818	1,876,470	1,853,459	1,835,619	611,798	404,728	402,070	320,240	280,000
Capital Reserves	7,894,284	7,896,081	2,855,096	2,469,216	2,351,641	3,501,456	3,640,638	3,593,092	3,658,707	3,778,409
Revenue Reserves	7,605,189	6,330,723	5,082,482	3,961,474	3,772,915	3,351,356	2,629,585	2,093,154	1,434,085	1,179,108
Minority Interest	3,715,890	4,939,611	2,061,439	1,801,799	1,959,408	2,058,045	1,961,806	2,071,260	1,653,680	1,703,745
Non-Current Liabilities	5,260,861	4,003,907	3,138,230	2,789,250	2,918,830	2,814,042	2,203,631	1,973,423	671,381	395,833
	27,792,557	26,171,140	15,013,717	12,875,198	12,838,413	12,336,697	10,840,388	10,132,999	7,738,093	7,337,095
Intangible Assets	939,750	718,317	609,924	565,232	610,406	653,804	613,790	674,034	-	-
Property, Plant and Equipment and Investments	22,792,566	21,124,171	12,950,160	11,330,503	11,332,589	10,561,522	9,212,829	8,221,410	6,343,010	5,918,259
Investment Properties	334,509	100,472			-	-				
Other Non-Current Assets	2,044,414	598,908	409,395	320,876	3,500	-	10,527	39,073	46,119	65,354
Deferred Expenditure	-	-	-	1,921	2,277	3,540	5,808	7,119	9,588	12,214
Current Assets	13,588,612	9,797,444	6,134,068	8,925,082	8,304,191	7,993,422	7,491,176	5,799,059	4,714,526	3,643,711
Current Liabilities	(11,907,294)	(6,168,172)	(5,089,830)	(8,268,416)	(7,414,550)	(6,875,591)	(6,493,742)	(4,607,696)	(3,375,150)	(2,302,443)
	27,792,557	26,171,140	15,013,717	12,875,198	12,838,413	12,336,697	10,840,388	10,132,999	7,738,093	7,337,095
RATIOS & OTHER INFORMATION										
Earnings per Share (Rs.) *	5.7	5.1	3.8	1.6	2.3	2.7	2.1	2.3	1.2	0.8
Market Price per Share (Rs.) *	112.9	84.1	40.8	33.4	19.3	23.4	23.0	36.2	20.4	16.9
Enterprise Value (Rs. '000's)***	46,559,017	33,578,080	15,841,225	9,968,310	4,424,421	5,511,554	5,454,801	9,477,649	4,622,216	4,396,444
EV/EBITDA (No. of Times)***	10.0	9.1	5.5	5.1	2.0	2.5	3.1	5.2	4.8	5.6
Net.Dividend Payout (Rs.'000s)	1,027,497	725,783	342,203	329,869	353,128	168,150	151,343	155,783	92,050	77,586
Bonus Issues (Ratio)	1:5	1:4 & 1:10	-	-	2:1	1:4 & 1:5	-	1:4	1:7	1:7
Rights Issue (Ratio)	-	1:7	-	-	-	-	-	-	-	-
Rights Price (Rs.)	-	75	-	-	-	-	-	-	-	-
Debt/Equity Ratio (%)**	27.6	18.3	34.7	35.4	26.1	23.8	21.9	15.1	11.6	6.9
Interest Cover (No. of Times)	8.7	6.2	6.5	3.7	6.9	6.9	9.2	31.4	-	-
Net Assets per Share (Rs.) *	47.3	43.5	30.2	25.8	25.0	23.4	21.2	19.4	17.3	16.8
Current Ratio (No. of Times)	1.1	1.6	1.2	1.1	1.1	1.2	1.2	1.3	1.4	1.6

The earnings per share has been calculated based on the consolidated profit after taxation attributable to Ordinary Shareholders divided by the Weighted Average number of shares in issue during that year diluted for subsequent bonus issues.

*Adjusted for dilution, including the recommended 1:5 bonus issue effective subsequent to the Balance Sheet date.

**For purposes of ratio calculation the debt and lease assets of Mercantile Leasing Limited have been excluded.

***The debt of Mercantile Leasing Limited and Monarch customer advances have been excluded.

Indicative US Dollar Consolidated Accounts Income Statement

For information purposes only

For the year ended *In USD '000s*		Company 2005	Company 2004	Group 2005	Group 2004
Revenue		4,467	4,328	237,649	228,796
Cost of Sales		(1,558)	(1,070)	(165,527)	(161,895)
Gross Profit		2,909	3,258	72,122	66,901
Dividend Income		14,526	11,523	-	-
Other Operating Income		132	144	3,791	3,415
		17,567	14,925	75,913	70,316
Administrative Expenses		(3,566)	(2,311)	(32,261)	(27,372)
Distribution Expenses			-	(9,799)	(7,720)
Other Operating Expenses		(278)	(378)	(6,465)	(7,038)
Profit from Operating Activities		13,723	12,236	27,388	28,186
Provision for fall in Value of Investments		(793)	(408)	-	(71)
Finance Expenses		(2,053)	(2,537)	(4,089)	(4,699)
Share of Associate Company Profits		-	-	8,370	7,221
Profit before Voluntary Retirement Scheme and sale of Non-Current Investments		10,877	9,291	31,669	30,637
Profit / (Loss) from sale of Non-Current Investments		-	3,934	-	1,632
Profit on Restructuring		15,409	-	-	
Cost of Voluntary Retirement Scheme			-	-	(7,873)
Profit before Taxation		26,286	13,225	31,669	24,396
Income Tax Expense		(234)	80	(6,488)	(2,932)
Profit after Taxation		26,052	13,305	25,181	21,464
Minority Interest		-	-	(4,158)	(2,071)
Profit attributable to the Group from Ordinary Activities		26,052	13,305	21,023	19,393
Extra-ordinary Item		-	-	1,864	-
Profit attributable to the Group		26,052	13,305	22,887	19,393
Exchange Rate	USD	99.50	97.40	99.50	97.40

Indicative Consolidated Accounts have been published in USD equivalents for information purposes only.

This information does not constitute a full set of Financial Statements in compliance with SLAS. These Financial Statements should be read together with the Auditors Opinion & Financial Statements set out on pages 73 to 118.

The Exchange Rates prevailing at each year end have been used for the conversion, of the Consolidated Income Statement and Balance Sheet.

Indicative US Dollar Consolidated Accounts Balance Sheet

For information purposes only

As at 31st March *In USD '000s*		Company 2005	Company 2004	Group 2005	Group 2004
ASSETS					
Non-Current Assets					
Property, Plant & Equipment		7,522	5,745	201,183	193,270
Intangible Assets		-	-	9,445	7,375
Investments in Subsidiaries and Joint Ventures		132,220	96,002	56	58
Investments in Associates		14,449	14,761	26,397	22,049
Other Investments		950	971	1,435	1,503
Investment Properties		-	-	3,362	1,032
Other Non-Current Assets		930	1,464	20,547	6,149
		156,071	118,943	262,425	231,436
Current Assets					
Inventories		9	5	16,510	15,124
Trade and Other Receivables		5,703	5,883	64,609	46,590
Short Term Loans given to Related Parties		2,633	2,248	-	-
Short Term Investments		126	1,248	30,455	16,444
Cash in Hand and at Bank		1,200	3,005	24,994	22,432
		9,671	12,389	136,568	100,590
Total Assets		165,742	131,332	398,993	332,026
EQUITY & LIABILITIES					
Capital & Reserves					
Share Capital		33,330	30,809	33,330	30,809
Capital Reserves		60,939	64,561	79,340	81,069
Revenue Reserves		38,038	23,285	76,434	64,997
Total Equity		132,307	118,655	189,104	176,875
Minority Interest		-	-	37,346	50,715
Non-Current Liabilities					
Negative Goodwill		-	-	13,264	13,271
Non-Interest Bearing Borrowings		-	-	151	257
Interest Bearing Borrowings		7,688	7,496	28,003	16,438
Deferred Tax Liabilities		-	-	2,760	3,574
Retirement Benefit Obligations		688	606	7,565	6,507
Other Deferred Liabilities		-	-	1,130	1,061
		8,376	8,102	52,873	41,108
Current Liabilities					
Trade and Other Payables		805	1,078	52,715	37,092
Provisions		-	-	23	75
Amounts due to Related Parties		288	1,178	-	-
Income Tax Liabilities		117	-	3,583	1,217
Short Term Borrowings		16,406	-	36,264	9,806
Current Portion of Non-Interest Bearing Borrowings		-	-	201	103
Current Portion of Interest Bearing Borrowings		1,660	1,839	6,583	3,718
Bank Overdrafts		5,783	480	20,301	11,317
		25,060	4,575	119,670	63,328
Total Equity & Liabilities		165,742	131,332	398,993	332,026
Exchange Rate	USD	99.50	97.40	99.50	97.40

Macro Snapshot

Summary Indicators (Calendar Year)	Units	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Mid year population	Mn	18.1	18.3	18.6	18.8	19.0	19.4	18.7	19.0	19.3	19.5
GDP growth	%	5.5	3.8	6.3	4.7	4.3	6.0	-1.5	4.0	5.9	5.4
Per capita GDP	US$	719.0	759.0	853.0	879.0	863.0	899.0	841.0	872.0	947.0	1031.0
Inflation (CCPI)	%	7.7	15.9	9.6	9.4	4.7	6.2	14.2	9.6	6.3	7.6
12m T-Bill yield (yr-end)	%	19.0	17.4	10.2	12.6	12.8	18.2	13.7	9.9	7.2	7.7
Prime Lending Rate (yr-end)	%	20.1	20.2	15.2	14.9	15.9	21.5	14.3	12.2	9.3	9.5
M2b Money Supply Growth	%	21.1	11.3	15.6	13.2	13.4	12.9	13.6	13.4	15.3	19.6
Exchange rate (yr-end)	Rs/US$	54.0	56.7	61.3	61.8	72.1	80.1	93.1	96.7	96.7	104.6
Exports	US$ bn	3.8	4.1	4.6	4.8	4.6	5.5	4.8	4.7	5.1	5.8
Imports	US$ bn	5.3	5.4	5.9	5.9	6.0	7.3	6.0	6.1	6.7	8.0
Balance of payments	% of GDP	0.4	-0.5	1.1	0.2	-1.7	-3.1	1.3	2.0	2.8	-1.0
Budget deficit	% of GDP	-10.1	-9.4	-7.9	-9.2	-7.5	-9.9	-10.9	-8.9	-8.0	-8.2
Unemployment rate	%	12.3	11.3	10.5	9.2	8.9	7.6	7.9	8.8	8.4	8.5
All Share Index (yr-end)	Points	663.7	603.0	702.2	597.0	573.0	447.6	621.0	815.1	1,062.1	1,506.9
Tourist Arrivals	No. '000	403.1	302.3	366.2	381.1	436.4	400.4	336.8	393.2	500.6	566.2

An Economy on the mend....

Amidst slightly dampened macro economic prospects, political instability and the uncertainty surrounding the stalled peace talks between the Government and Liberation Tigers of Tamil Eelam (LTTE), economic growth slowed in 2004.

GDP growth slowed to 5.4 per cent for the year 2004 compared to the high of 5.9 per cent in 2003. Adverse weather conditions took its toll on the agricultural sector which contracted by 0.7 per cent with the drought in early 2004. The services sector continued its strong upward trend growing by 7.6 per cent during the year, although notably, the profitability of the banking sector was affected by shrinking margins in addition to the effect of taxes on bond gains made in the previous year. A key concern has been the significant rise in world oil prices. This has led to inflation figures of 7.6 per cent in 2004, up from 6.3% in 2003. The increase in public sector borrowing has also contributed to the massive rise in inflation.

The Central Bank of Sri Lanka (CBSL), in response to rising inflation, increased its overnight repo and reverse repo rates by 50 bps to 7.5% and 9% respectively in November 2004. The low rates witnessed in 2003 are not expected to recur in the short to medium term. Interest rates as indicated by the benchmark 12-month T-Bill rose by 41 basis points to 7.65% in 2004 while the average weighted prime lending rates of commercial banks rose to 10.2% at year end 2004 compared to 9.3% in the previous year.

The momentum of external trade continued with exports and imports registering a growth of 12.2% and 19.9% respectively, with a widening in the balance of payments to -1% of GDP compared to the surpluses recorded in the previous three years. The budget deficit increased from 8% of GDP in 2003 to 8.2% in 2004 as a result of a reduction in Government revenue and continuous subsidising of key State entities. Total receipts from foreign direct investment including proceeds from privatisations amounted to US dollars 233 million, a growth of 2% over the previous year. The Government's plans to divest its stakes in key public organisations such as the retail arm of the Ceylon Petroleum Corporation (CPC) to a foreign party was not carried through and this brought down FDI inflows to 22% below the previous year.

The country experienced a record number of tourist arrivals of 566,201 in 2004 from 500,642 in 2003. This amounts to a growth of 13% over the previous year, a slow down compared to the 27% growth shown in 2003. In the aftermath of the tsunami, tourist arrivals declined markedly and 2005 forecast has been cut to 550,000 tourists, a 20% downgrade from the 600,000 originally forecasted by the Sri Lanka Tourist Board, as the industry attempts to bounce back from the disaster. However, the industry has proved to be resilient in the face of past challenges and investor confidence has been boosted with the entry of many foreign hoteliers into the local market.

The Colombo Stock Exchange (CSE) however has not been greatly affected by the economic slow down and the All Share Price Index (ASPI) rose to become one of the better performers in the region, with a growth of 41 % in 2004. Even in the aftermath of the tsunami, the ASPI recorded a 16% growth in the last quarter of the financial year to March 2005. With a number of Initial Public Offerings (IPO's) in the pipeline for 2005, it is likely that the CSE can look forward to continuing good performance.

On the fiscal front, there was a slow down of privatisation proceeds in 2004. However, there are indications of a turnaround in 2005 with the Government looking to go ahead with its privatisation programme of key loss making state entities.

New tax reforms were introduced in at the last budget with the introduction of the Economic Service Charge (ESC) on the specified turnover of a Company. In additions to the standard 15% Value Added Tax (VAT) rate, the budget announced a 5% VAT on basic commodities and an 18% VAT on luxury goods. While prudent tax reforms are welcome, short-sighted ad-hoc measures could cause more damage than good to overall economic sentiment.

Post Tsunami and the Year ahead

The tsunami that damaged coastal infrastructure and in which tens of thousands of lives were lost, took its toll on the economy in the latter few months of the financial year ended March 2005. Despite the significant human costs, the direct economic impact was limited as key affected sectors, fisheries and tourism, account for less than 8% of GDP. *Estimated asset loss stands at about of 4.9% of GDP* and reconstruction costs have been estimated at over US$ 1.8 billion. It is worth noting however, that Sri Lanka's balance of payment position will ease considerably in 2005 due to foreign donor pledges estimated at approximately US$ 2.5 billion coupled with a US$ 350 million debt moratorium (ADB estimate). Additionally, expected foreign inflows have significantly eased the pressure on currency depreciation. The Sri Lankan Rupee was in fact the best performing currency in the world in early January 2005.

Looking forward...

However, the greatest risk to Sri Lanka's growth stems from political uncertainty which continues to discourage domestic and foreign investment. A higher oil bill and reconstruction needs are expected to increase imports substantially in 2005. Nevertheless, as per the latest Asian Development Bank estimates, the country's economic growth is expected to be about 5.8% in 2006 and 5.9% in 2007, buoyed by strong expansion in the construction sector and a quick recovery in tourism. This however, is primarily subject to timely post-tsunami reconstruction efforts, political stability, continuation of the peace process and continued policy reforms-particularly in the area of fiscal discipline and direct management.

Real Estate Portfolio

Owning Company & Location	Area (Bldgs) in Sq. Ft	Land in acres F/hold	Land in acres L/hold	Net Book Value in Rs. '000s 2005	Net Book Value in Rs. '000s 2004
PROPERTIES IN COLOMBO CITY					
Allied Properties Limited	101,400	0.41	-	551,112	-
46/58, Nawam Mawatha, Colombo 2.					
Ceylon Cold Stores Limited					
Slave Island Complex, Colombo 2.	160,984	4.97	3.16	490,507	539,079
John Keells Holdings Limited					
320, 320/1, Colvin R. De Silva Mawatha, Colombo 2.	97,740	1.99	-	350,143	351,871
John Keells Limited					
130, Glennie Street, Colombo 2.	119,286	1.87	0.50	356,954	344,134
56/1, 58, 58 1/1 Kirulapone Avenue, Colombo 5.		0.08		1,250	1,250
Keells Realtors Limited					
427 & 429, Ferguson Road, Colombo 15.	50,890	1.22	-	49,667	72,535
80, Navam Mawatha, Colombo 2.	34,515	0.80	-	249,673	251,336
Lanka Marine Services Limited	33,566	8.64	-	716,603	721,293
69, Walls Lane, Colombo 15.					
Mackinnon & Keells Financial Services Limited					
Leyden Bastian Road, York Street, Colombo 1.	34,733	0.53	-	202,297	203,749
Whittall Boustead Limited					
148, Vauxhall Street, Colombo 2.	102,251	3.07	-	389,848	396,461
	735,365	23.58	3.66	3,358,054	2,881,708
PROPERTIES OUTSIDE COLOMBO CITY					
Ceylon Cold Stores Limited					
Kaduwela.	221,665	26.15	-	223,034	221,779
Trincomalee.	24,906	1.14		30,033	36,685
Jaykay Marketing Services (Pvt) Limited					
385, Negombo Road, Wattala.	12,820	-	0.30	14,969	16,321
Liberty Plaza, Colpetty.	10,000	-	-		397
388, Galle Road, Mount Lavinia.	6,000	-	0.24	13,431	10,174
John Keells Limited					
17/1, Temple Road, Ekala, Ja-ela.	3,180	3.25	-	33,752	36,215
John Keells Warehousing (Pvt) Limited					
Muthurajawela.	141,276	-	6.00	115,133	118,361
Keells Food Products Limited					
41, Temple Road, Ekala, Ja-Ela.	50,199	3.00	3.26	61,242	63,382
Keells Plantation Management Services (Pvt) Limited					
Ketandola.	17,255	4.64	-		10,137
Keells Realtors Limited					
Canal Bank, Hendala, Wattala.*		3.13	-	15,690	15,690
Namunukula Plantations Limited	807,659	-	29,131.77	257,669	264,069
Tea Smallholder Factories Limited					
Peliyagoda.	31,633		0.99	44,561	45,751
Neluwa.	46,708	4.72		22,083	22,743
Hingalgoda.	56,796	18.27	94.07	25,122	26,040
Halwitigala.	56,686	9.61		24,161	25,066
Kurupanawa.	62,401	12.26		25,135	26,081
Pasgoda.	40,354	5.41		19,060	19,734
New Panawenna.	41,772	10.59		19,821	20,442
Randola.	47,596	15.58		17,699	18,254
Broadlands.	58,879	4.14		35,219	36,220
Raxawa.	24,623	1.22		7,429	7,609
Karawita.	69,759		4.98	83,027	84,957
Hindul Oya.	10,500	0.88		2,119	2,196

Owning Company & Location	Area (Bldgs) in Sq. Ft	Land in acres F/hold	L/hold	Net Book Value in Rs. '000s 2005	2004
PROPERTIES OUTSIDE COLOMBO CITY Contd...					
Transware Logistics (Pvt) Limited					
Tudella, Ja-Ela.	65,000	22.00	-	201,796	204,172
Whittall Boustead Limited					
150, Badulla Road, Nuwara Eliya.		0.46	-	2,654	
	1,907,667	146.45	29,241.61	1,294,839	1,332,475

* The Canal Bank Property was disposed subsequently.

GROUP REAL ESTATE HOLDINGS
HOTEL PROPERTIES

Owning Company & Location	Area (Bldgs) in Sq. Ft	Land in acres F/hold	L/hold	Net Book Value in Rs. '000s 2005	2004
Asian Hotels & Properties Limited					
The Colombo Plaza Premises, Colombo 2.	648,813	9.79	-	3,554,536	3,529,635
Crescat Boulevard, Colombo 2.	180,144		-	1,594,757	1,582,594
Ceylon Holiday Resorts Limited					
Bentota Beach Hotel, Bentota.	174,965	0.70	8.33	469,302	489,251
Coral Gardens Hotel, Hikkaduwa.	167,350	-	4.36	237,670	243,157
Central Laundary	16,110	1.40	-	28,301	29,048
Fantasea World Investments (Pte) Limited					
Club Hakuraa, Republic of Maldives.	66,759	-	13.42	290,575	365,798
Habarana Lodge Limited					
The Lodge, Habarana.	194,606	-	25.47	188,304	114,313
Habarana Walk Inn Limited					
The Village, Habarana.	105,985	-	9.34	66,165	15,111
International Tourists & Hoteliers Limited					
Hotel Bayroo, Beruwela.	39,671	6.55	-	84,768	141,169
Kandy Walk Inn Limited					
The Citadel, Kandy.	116,725	5.79	-	226,454	230,866
Resort Hotels Limited	4,485	44.37	-	84,301	84,301
Nilaveli.					
Rajawela Hotels Limited	3,700	-	10.00	37,250	-
Sports & Recreation Bentota Pvt Ltd.					
Club Intersport	26,391	-	2.69	39,425	43,833
Trans Asia Hotels Limited					
115, Sir Chittampalam A Gardiner Mawatha, Colombo 2.	423,702	-	7.65	2,671,731	2,688,140
Travel Club (Pte) Limited					
Velidhu, Republic of Maldives.	140,641	-	17.19	120,583	155,020
Trinco Walk Inn Limited					
Club Oceanic, Trincomalee.	86,960	28.24	-	176,461	180,765
Unawatuna Walk Inn Limited					
Unawatuna.	1,285	23.15	-	30,931	30,950
Wirawila Walk Inn Limited					
Randunukelle Estate, Wirawila.	-	25.15	-	20,120	20,120
	2,398,292	145.14	98.45	9,921,634	9,944,071
Consolidated Value of Land & Buildings	5,041,324	315.17	29,343.72	14,574,527	14,158,254

Group Directory

Name of Company	Business Activity	Issued Capital Rs.	Effective Holding %
Food & Beverage Segment			
Ceylon Cold Stores Ltd	Manufacturer and distributor of Carbonated Soft Drinks, Frozen Desserts, Processed Meats, Milk and Holding Company of JayKay Marketing Services (Pvt) Ltd.	172,800,000	57.08
Crescat Restaurants (Pvt) Ltd	Restaurant Franchisee for "Delifrance"	1,000,000	83.80
JayKay Marketing Services (Pvt) Ltd	Supermarket Operator	298,000,000	61.35
Keells Food Products Ltd	Manufacturer and distributor of raw and processed meat products	50,000,000	73.31
Keells Restaurants (Pvt) Ltd	Restaurant Franchisee for "Pizza Hut"	46,000,000	100.00
Transportation Segment			
DHL Keells (Pvt) Ltd	Express courier services	20,000,020	50.00
Keells Shipping (Pvt) Ltd	Shipping agency representation and logistics services	500,000	100.00
Lanka Marine Services Ltd	Importer and supplier of heavy marine fuel oils and lubricants	350,000,000	99.44
Mack Air Ltd	General Sales Agents for Airlines	5,000,000	100.00
Mack Air Services Maldives (Pvt) Ltd	General Sales Agents for Airlines in the Maldives	677,891	49.00
Mack International Freight (Pvt) Ltd	International freight forwarder and logistics services	3,000,000	100.00
Mackinnon Mackenzie & Co. (Shipping) Ltd	Shipping agency representation and logistics services	5,000,000	99.69
Mackinnon Mackenzie & Co. of Ceylon Ltd	Foreign recruitment agent and consultants	90,000	99.50
Mackinnons American Express Travel (Pvt) Limited	IATA accredited travel agent and travel related services	5,000,000	70.00
Matheson Keells Air Services (Pvt) Ltd	General Sales Agents for Airlines in India	3,179,899	51.00
Matheson Keells Enterprises (Pvt) Ltd	Shipping agency representation and logistics services	21,056,444	51.00
P & O Nedlloyd Keells (Pvt) Ltd	Shipping agency representation	2,500,000	60.00
South Asia Gateway Terminals (Pvt) Ltd	Ports and shipping services	3,788,485,900	26.25
Transware-Logistics (Pvt) Ltd	Integrated container depot operations and logistics services	220,000,000	50.00
Walkers Air Services Ltd	General Sales Agents for Airlines	7,500,000	100.00
Whittall Boustead Ltd - Cargo Division	International freight forwarder and logistics services	99,188,800	99.96
Plantation Segment			
John Keells (Teas) Ltd	Manager of bought tea factories and others	120,000	100.00
John Keells Ltd	Commodity broker	76,000,000	75.96
John Keells Warehousing (Pvt) Ltd	Warehousing of rubber and tea	120,000,000	75.96
Keells Plantation Management Services (Pvt) Ltd	Owner and manager of Namunukula Plantations Limited	241,062,500	51.00
Namunukula Plantations Ltd	Producer and marketer of tea, rubber, oil palm and other crops	237,500,010	29.96
Tea Smallholder Factories Ltd	Owner and operator of factories for tea smallholders	150,000,000	37.62
Leisure Segment			
Asian Hotels & Properties Ltd - Colombo Plaza Division	Owner and operator of the five star city hotel "The Colombo Plaza"	2,213,876,430	83.80
Ceylon Holiday Resorts Ltd	Owner and operator of "Bentota Beach Hotel" in Bentota and "Coral Gardens Hotel" in Hikkaduwa	78,977,880	87.80
Fantasea World Investments (Pte) Ltd	Owner and operator of "Hakuraa Club" in the Maldives	42,185,146	89.07
Habarana Lodge Ltd	Owner and operator of "The Lodge" in Habarana	72,000,000	86.38
Habarana Walk Inn Ltd	Owner and operator of "The Village" in Habarana	25,000,000	87.24
International Tourists and Hoteliers Ltd	Owner and operator of "Beach Hotel Bayroo" in Beruwela	77,500,000	86.42
John Keells Conventions (Pvt) Ltd	Organisers of conventions and conferences	500,000	100.00
John Keells Maldivian Resorts (Pte) Ltd	Hotel Holding Company in the Maldives	376,242,508	89.07
John Keells Hotels Ltd	Holding Company of group resort hotel companies in Sri Lanka and the Maldives	595,696,400	89.07
Kandy Walk Inn Ltd	Owner and operator of "The Citadel" in Kandy	52,500,000	87.27

Name of Company	Business Activity	Issued Capital Rs.	Effective Holding %
Leisure Segment (Contd.)			
Keells Hotel Management Services Ltd	Manager and marketer of resort hotels	10,000,000	100.00
Keells Tours (Pvt) Ltd	Tourist transport	5,500,000	100.00
Mackinnons Tours (Pvt) Ltd	Inbound tour operators	3,000,000	100.00
Nature Odyssey (Pvt) Ltd	Eco and adventure related inbound tours organiser	100,000	100.00
Resort Hotels Ltd	Owner of real estate	750,070	87.08
Rajawella Hotels Ltd	Owner of real estate	20,000,000	89.07
Sports and Recreation Bentota (Pvt) Ltd	Owner and operator of "Club Intersport" complex in Bentota	10,000,020	87.08
Travel Club (Pte) Ltd	Operator of "Velidhu Island Resorts" in the Maldives	143,172,000	89.07
Trinco Walk Inn Ltd	Owner and operator of "The Club Oceanic Hotel" in Trincomalee	30,000,070	89.07
Trans Asia Hotels Ltd	Owner and operator of the five star city hotel "Trans Asia"	500,000,000	85.02
Unawatuna Walk Inn Ltd	Owner of real estate	24,817,500	87.29
Walkers Tours Ltd	Inbound tour operators	50,000,000	98.46
Whittall Boustead (Travel) Ltd	Inbound tour operators	500,000	100.00
Wirawila walk Inn Ltd	Owner of real estate	15,000,000	89.07
Information Technology Segment			
Chartersoft (Pvt.) Limited	Software development services (Dubai)	33,036,500	100.00
John Keells Business Systems (UK) Ltd	Software development services (UK)	9,507	100.00
John Keells Computer Services (Pvt) Ltd	Software services	96,500,000	100.00
John Keells Office Automation (Pvt) Ltd	Dealers in office automation equipment	5,000,000	100.00
John Keells Software Technologies (Pvt) Ltd	Marketer of software packages	8,000,000	100.00
Keells Business Systems Ltd	System integration solutions	15,000,000	100.00
Financial Services Segment			
John Keells Stock Brokers (Pvt) Ltd	Share Broking services	7,500,000	81.73
Mercantile Leasing Ltd	Finance Lease facilities and debt factoring	203,930,020	75.36
Mercantile Leasing (Financial Services) Ltd	Operating lease facilities	1,000	75.36
MLL Insurance Brokers Ltd	Insurance broking services	500,000	75.36
Nations Trust Bank Ltd	Commercial Banking services	850,000,000	24.99
Union Assurance Ltd	Life and General Insurance underwriters	250,000,000	35.99
Real Estate Segment			
Allied Properties Ltd	Owner and and manager of the "Millennium House" property at Navam Mawatha.	200,000,000	75.36
Asian Hotels & Properties Ltd - Crescat Residencies/Crescat Boulevard	Developer and manager of integrated properties.	2,213,876,430	83.80
Keells Realtors Ltd	Owner of Land and Building	75,000,000	92.05
Others			
J K Packaging (Pvt) Ltd	Printing and packaging services provider for the export market	14,500,000	100.00
John Keells Holdings Ltd	Group Holding Company	3,316,332,650	
John Keells Singapore (Pte) Ltd	International trading services	9,638,000	80.00
Keells Consultants Ltd	Company secretarial services to the group	160,000	98.13
Mackinnon & Keells Financial Services Ltd	Rental of office space	10,800,000	99.81
Mortlake Ltd	Investment Company	3,000	100.00
Nexus Networks (Pvt) Ltd	Operator of a loyalty card programme	100,000	99.99
Whittall Boustead Ltd - Real Estate Division	Company secretarial services and rental of office space	99,188,800	99.96
Whittall Boustead Ltd - Printing Division	Printing and packaging services provider for the local market	99,188,800	99.96

Glossary of Financial Terms

Accrual Basis
Recording Revenues & Expenses in the period in which they are earned or incurred regardless of whether cash is received or disbursed in that period.

Capital Employed
Shareholders' Funds plus Minority Interest and Debt.

Cash Ratio
Cash plus Short Term Investments divided by Current Liabilities.

Current ratio
Current Assets divided by Current Liabilities.

Contingent Liabilities
A condition or situation existing at the Balance Sheet date due to past events, where the financial effect is not recognised because:

1. the obligation is crystalised by the occurrence or non occurrence of one or more future events or,
2. a probable outflow of economic resources is not expected or,
3. it is unable to be measured with sufficient reliability.

Total Debt
Long Term Loans plus Short Term Loans and Overdrafts.

Debt / Equity Ratio
Debt as a percentage of Shareholders Funds and Minority Interest.

Dividend Payout Ratio
Dividends as a percentage of Group Profit Attributable to Shareholders.

Dividend Yield
Effective Dividend per share as a percentage of the Share Price at the end of the period.

Earnings per Share
Profit Attributable to Shareholders divided by the weighted average number of ordinary shares in issue during the period.

EBIT
Earnings before Interest and Tax (includes Other Operating Income).

EBIT Margin
EBIT divided by Turnover inclusive of share of Associate Company Turnover.

EBITDA
Earnings before Interest, Tax, Depreciation and Amortisation.

Effective Rate of Taxation
Income Tax, including Deferred Tax divided by Profit before Tax.

EV (Enterprise Value)
Market Capitalisation plus Net Debt.

Exceptional Items
Includes the cost of the Voluntary Retirement Scheme, the Profit / (Loss) from sale of non current investments and Provisions for fall in Value of Investments.

Financial Leverage Multiplier
Total Assets divided by the Shareholders' Funds plus minority interest.

Interest Cover
Consolidated Profit before Interest and Tax over Finance Expenses.

Market Capitalisation
Number of shares in issue at the end of period multiplied by the market price at end of period.

Long Term Debt to Total Debt
Long Term Loans as a percentage of Total Debt.

Net Assets
Total Assets minus Current Liabilities minus Long Term Liabilities minus Minority Interest.

Net Assets per Share
Net Assets over number of Ordinary Shares in issue.

Net Debt
Total Debt minus (Cash plus Short Term Deposits).

Net Profit Margin
Profit after Tax divided by Turnover inclusive of share of Associate Company Turnover.

Pre-tax Return on Capital Employed
Consolidated Profit before Interest and Tax as a percentage of Average of Capital Employed.

Price Earnings Ratio
Market Price per Share (diluted) over Earnings per Share.

Price to Book Ratio
Market Price per Share (diluted) over Net Asset Value per Share.

Property, Plant and Equipment Turnover
Turnover excluding share of Associate Company Turnover divided by average Property, Plant and Equipment balances.

Quick Ratio
Cash plus Short Term Investments plus Receivables, divided by Current Liabilities.

Return on Assets
Profit After Tax divided by the Average Total Assets.

Return on Equity
Profit attributable to Shareholders as a percentage of Average Shareholders' Funds.

Sales to Assets Ratio / Total Asset Turnover
Turnover including share of Associate Company Turnover divided by Average Total Assets.

Share Turn Ratio
Total volume of Shares traded during the year divided by average number of Shares in issue.

Shareholders' Funds
Total of issued and fully paid Share Capital, Capital Reserves and Revenue Reserves.

Total Shareholder Return
(P1 + P0 +D) / P0 x 100
P1 = Market Price at the end of the Financial Year
P0 = Market Price at the end of the previous Financial Year
D = Dividend for the Year

Total Value Added
The difference between net revenue (including other income) and expenses, cost of materials & services purchased from external sources.

Notice of Meeting

Notice is hereby given that the Twenty Sixth Annual General Meeting of John Keells Holdings Limited will be held on Friday, 24th June 2005 at 10.00 a.m. at the Ceylon Chamber of Commerce, Nawam Mawatha, Colombo 2.

The business to be brought before the meeting will be:

- to read the notice convening the meeting
- to confirm the Minutes of the Twenty Fifth Annual General Meeting of the Company held on 28th June 2004
- to confirm the Minutes of the Extraordinary General Meeting of the Company held on 28th June 2004
- to confirm the Minutes of the Extraordinary General Meeting of the Company held on 25th May 2005
- to receive and consider the Report of the Directors and the Statement of Accounts for the Financial Year ended 31st March 2005 and the Auditors' Report thereon
- to declare a final dividend of 10% as recommended by the Board of Directors
- to re-elect as Director, Mr. G S A Gunesekera, who retires in terms of Article 84 of the Articles of Association of the Company.
- to re-elect as Director, Mr. E F G Amerasinghe, who retires in terms of Article 84 of the Articles of Association of the Company.
- to authorise the Directors to determine and make donations
- to re-appoint Auditors and to authorise the Directors to determine their remuneration
- to consider any other business of which due notice has been given

Notes:

i. A member unable to attend is entitled to appoint a Proxy to attend and vote in his/her place.

ii. A Proxy need not be a member of the Company.

iii. A member wishing to vote by Proxy at the Meeting may use the Proxy Form enclosed.

iv. In order to be valid, the completed Proxy Form must be lodged at the Registered Office of the Company not less than 48 hours before the meeting.

v. The transfer books of the Company will be closed from 29th June 2005 to 01st July 2005, both days inclusive.

vi. Provided the final dividend as recommended by the Board is declared, it is proposed that the dividend warrants be posted on 01st July 2005.

By Order of the Board

JOHN KEELLS HOLDINGS LIMITED

Keells Consultants Limited

Secretaries

25th May 2005

Form of Proxy

I/We ....of

....being a

member/s of John Keells Holdings Limited hereby appoint ....of

.... or failing

him/her

MR. VIVENDRA LINTOTAWELA	of Colombo, or failing him
MR. SUSANTHA CHAMINDA RATNAYAKE	of Colombo, or failing him
MR. AJIT DAMON GUNEWARDENE	of Colombo, or failing him
MR. GERARD SUMITHRA ABEYWARDENE GUNESEKERA	of Colombo, or failing him
MR. JAMES RONNIE FELITUS PEIRIS	of Colombo, or failing him
MR. EMMANUEL FRANKLYN GAMINI AMERASINGHE	of Colombo, or failing him
MR. SARAVANAMUTHU EASPARATHASAN	of Colombo, or failing him
MR. NIHAL CHANDRA VITARANA	of Colombo, or failing him
MR. TARUN DAS	

as my/our proxy to represent me/us and vote on my/our behalf at the Twenty Sixth Annual General Meeting of the Company to be held on Friday, 24th June 2005 at 10.00 a.m. and at any adjournment thereof, and at every poll which may be taken in consequence thereof.

Signed on this .... day of .... Two Thousand and Five.

....
Signature/s of Shareholder/s

NOTE:

INSTRUCTIONS AS TO COMPLETION OF PROXY FORM ARE NOTED ON THE REVERSE THEREOF.

Form of Proxy

Instructions as to completion of Proxy

1. Please perfect the Form of Proxy by filling in legibly your full name and address, signing in the space provided and filling in the date of signature.

2. The completed Form of Proxy should be deposited at the Registered Office of the Company at No. 130, Glennie Street, Colombo 2, not later than 48 hours before the time appointed for the holding of the Meeting.

3. If the Form of Proxy is signed by an Attorney, the relevant Power of Attorney should accompany the completed Form of Proxy for registration, if such Power of Attorney has not already been registered with the Company.

4. If the appointer is a company or Corporation, the Form of Proxy should be executed under its Common Seal or by a duly authorised officer of the company or Corporation in accordance with its Articles of Association or Constitution.

5. If this Form of Proxy is returned without any indication of how the person appointed as Proxy shall vote, then the Proxy shall exercise his/her discretion as to how he/she votes or, whether or not he/she abstains from voting.

Please fill in the following details:

Name : ....

Address : ....

....

....

Jointly with : ....

Share Folio No. : ....

Investor Feedback Form

To request information or submit a comment/query to the Company, please complete the following and return this page to -

Head of Investor Relations,
John Keells Holdings Limited,
P.O. Box 76,
130, Glennie Street,
Colombo 02, Sri Lanka.

Name : ....

Permanent Mailing Address : ....

....

Contact Numbers - (Tel) : ....
Country Code Area Code Number

- (Fax) : ....
Country Code Area Code Number

E-mail : ....

Name of Company (If Applicable) : ....

Designation (If Applicable) : ....

Company Address (If Applicable) : ....

....

Queries / Comments

Please tick (√) the appropriate box

	Yes	No
Would you like to receive soft copies of the JKH annual and interim reports via e-mail?	☐	☐
Would you like to receive news and press releases of JKH via e-mail?	☐	☐

* Alternatively, you could submit an online query/feedback at - http://www.keells.com/contact

Notes

Positive Confidence

state of certainty, trust in one's own ability to forge ahead, swift and sure.

know that whatever tomorrow may hold, we will draw strength from experiences past

and remain steadfast to succeed - in the journey ahead...



JOHN KEELLS HOLDINGS LIMITED
CIRCULAR TO SHAREHOLDERS

Date: 25th May 2005

Dear Sir/Madam,

AMENDMENT TO THE ARTICLES OF ASSOCIATION

The Colombo Stock Exchange by its Circular No. 06/2004 has requested that all quoted Companies incorporate in their Articles of Association the provisions as set out by Section 5 of the Listing Rules of the Colombo Stock Exchange. Accordingly, the Board of Directors of your Company resolved, with the prior approval of the Colombo Stock Exchange, to make the necessary amendment to give effect to the same at an Extraordinary General Meeting of the Company to be held directly after the Annual General Meeting of the Company scheduled for 24th June 2005. The requisite resolution to be passed is set out in the attached Notice of Meeting.

BY ORDER OF THE BOARD
JOHN KEELLS HOLDINGS LIMITED

SECRETARIES
KEELLS CONSULTANTS LIMITED

JOHN KEELLS HOLDINGS LIMITED
NOTICE OF MEETING

Notice is hereby given that an Extraordinary General Meeting of John Keells Holdings Limited will be held on Friday, 24th June 2005 immediately following the Annual General Meeting of the Company at the Ceylon Chamber of Commerce, Nawam Mawatha, Colombo 2 for the purpose of considering and if thought fit passing the following resolution:

AS A SPECIAL RESOLUTION:
"That the Company amend its Articles of Association by adding the following Article numbered 34B immediately after Article number 34A:

"34B. Notwithstanding any provision in these Articles suggesting the contrary, shares quoted on the Colombo Stock Exchange shall be freely transferable and registration of the transfer of such quoted shares shall not be subject to any restriction, save and except to the extent required for compliance with statutory requirements."

BY ORDER OF THE BOARD
JOHN KEELLS HOLDINGS LIMITED

SECRETARIES
KEELLS CONSULTANTS LIMITED

Colombo
25th May 2005

Note: A Member who is unable to attend the meeting is entitled to appoint a proxy to attend and vote in his or her place. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice.

JOHN KEELLS HOLDINGS LIMITED
FORM OF PROXY

I/We .... of

.... being a

member/s of John Keells Holdings Limited hereby appoint ....of

.... or failing

him/her

MR. VIVENDRA LINTOTAWELA	of Colombo, or failing him
MR. SUSANTHA CHAMINDA RATNAYAKE	of Colombo, or failing him
MR. AJIT DAMON GUNEWARDENE	of Colombo, or failing him
MR. GERARD SUMITHRA ABEYWARDENE GUNESEKERA	of Colombo, or failing him
MR. JAMES RONNIE FELITUS PEIRIS	of Colombo, or failing him
MR. EMMANUEL FRANKLYN GAMINI AMERASINGHE	of Colombo, or failing him
MR. SARAVANAMUTHU EASPARATHASAN	of Colombo, or failing him
MR. NIHAL CHANDRA VITARANA	of Colombo, or failing him
MR. TARUN DAS	

as my/our proxy to represent me/us and vote on my/our behalf at the Extraordinary General Meeting of the Company to be held on Friday, 24th June 2005 immediately following the Annual General Meeting of the Company and at any adjournment thereof, and at every poll which may be taken in consequence thereof.

I/We, the undersigned, hereby direct my/our proxy to vote for me/us and on my/our behalf on the specified Resolution as indicated by the letter "X" in the appropriate cage:

	For	Against
SPECIAL RESOLUTION	☐	☐

Signed on this .... day of .... Two Thousand and Five.

....
Signature/s of Shareholder/s

NOTE:

INSTRUCTIONS AS TO COMPLETION OF THE PROXY FORM ARE NOTED ON THE REVERSE HEREOF.

Instructions as to completion of Proxy

1. Please perfect the Form of Proxy by filling in legibly your full name and address, signing in the space provided and filling in the date of signature.

2. The completed Form of Proxy should be deposited at the Registered Office of the Company at No. 130, Glennie Street, Colombo 2, not later than 48 hours before the time appointed for the holding of the Meeting.

3. If the Form of Proxy is signed by an Attorney, the relevant Power of Attorney should accompany the completed Form of Proxy for registration, if such Power of Attorney has not already been registered with the Company.

4. If the appointer is a company or Corporation, the Form of Proxy should be executed under its Common Seal or by a duly authorised officer of the company or Corporation in accordance with its Articles of Association or Constitution.

5. If this Form of Proxy is returned without any indication of how the person appointed as Proxy shall vote, then the Proxy shall exercise his/her discretion as to how he/she votes or, whether or not he/she abstains from voting.

Corporate Information

Name of Company
John Keells Holdings Limited

Legal Form
Public Limited Liability Company.
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Directors
Mr V Lintotawela – Chairman
Mr S C Ratnayake – Deputy Chairman/
Joint Managing Director
Mr A D Gunewardene – Joint Managing Director
Mr G S A Gunasekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr S Easparathasan
Mr T Das
Mr N C Vitarana

Audit Committee
Mr N C Vitarana – Chairman
Mr E F G Amerasinghe
Mr S Easparathasan

Remuneration Committee
Mr E F G Amerasinghe – Chairman
Mr S Easparathasan
Mr N C Vitarana

Nominations Committee
Mr S Easparathasan – Chairman
Mr E F G Amerasinghe
Mr V Lintotawela
Mr N C Vitarana
Mr T Das

Secretaries and Registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors
Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers
Bank of Ceylon
CitiBank NA
Commercial Bank
Deutsche Bank
DFCC Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
Merchant Bank of Sri Lanka
Nations Trust Bank
National Development Bank
NDB Bank
Pan Asia Bank
People's Bank
People's Merchant Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank
Union Bank of Colombo

Depository for GDRs
CitiBank NA
New York

Registered Office of the Company
130 Glennie Street
Colombo 2
Sri Lanka

Contact Details
P O Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : (94 11) 2306000
Facsimile : (94 11) 2447087

Internet : www.keells.com
Email : jkh@keells.com

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Touching the lives of people










John
Keells
Group

John Keells Holdings Limited

Sustainability Report

2004 - 2005

In today's fast paced corporate world, commercialisation has become the all encompassing factor. Yet, we know that what drives a thriving business is the spirit of its Stakeholders and their engagement with the Business. At the John Keells Group,

touching the lives of people

is a priority. Our Businesses keep in mind that all of our Stakeholders must be considered, heard, understood and appreciated. Although some call this Good Corporate Governance and others, Corporate Social Responsibility, in the end the marker remains this : Do we conduct our business in a way that respects the world around us and those whose lives are touched by us? This is the yardstick by which we judge our commitment to Sustainability.

The John Keells Group is proud to have strived towards fulfilling our fundamental obligations in this regard. We believe that this results not only in the Sustainable Development of our businesses, but also that of the Communities in which we operate.

Our Sustainability Motto:

Touching the **lives** of people

Our Sustainability Ideals:

To be **transparent** in all our actions and be accountable for their impact on our Stakeholders

To have **sincerity** of action in everything we do

To be open minded to change, creativity and **innovation**

To work on the philosophy of equality and **meritocracy**

To create a system of **values** worthy of benchmark status

Our Stakeholders are as diverse as our attempts at Sustainable Development



It is with great pleasure that I present our Group's first attempt at a comprehensive Sustainability Report encompassing the key efforts of the companies grouped under the flagship of John Keells Holdings Limited (JKH).

Our Stakeholders are as diverse as our efforts at ensuring the Sustainable Development of our Businesses and the Community. While admittedly, there has been greater awareness created of the importance of Sustainability in recent years, this is no new concept for the John Keells Group. An in depth analysis of the Group's operations highlights that we have always, although perhaps in a more intuitive rather than systematic manner, embedded principles of Sustainable Development and Empowerment in our daily business practices. We create wealth for our Shareholders; build long lasting Sustainable relationships with our valued Business Partners whether they are large multi national joint venture Partners or the farmers who supply our fruit and vegetables to the many hundreds of distributors and retailers spread across the Country. Ours is a constantly evolving knowledge-culture in a bid to make John Keells the most preferred Partner and Employer in the region. We strive to maintain high levels of transparency, accountability and responsibility in our dealings with all our Stakeholders.

Whilst we recognise that it is impossible to comprehensively capture our engagement with the variety of Stakeholder segments of each of our Companies, we have attempted as per this report, which has indeed been a learning experience, to record some of the Sustainability practices carried out by the Group.

We believe that principles of Sustainable Development must encompass the entirety of our operations, and hence this has been receiving increasing importance in line with the tone from the top. Taking full responsibility for the leadership of this endeavour, the Board of Directors of JKH took, this year, a number of initiatives that were aimed at steering the Group in the desired direction. Corporate Social Responsibility (CSR) which forms a part of the ethos of JKH, again, has not been new to the Group. However, it became increasingly apparent that while Shareholders demanded greater knowledge of our CSR activities, it was also our responsibility to take the concept of CSR that much further, by structuring and streamlining the entire process. A cross functional CSR team was appointed in 2003 to head the CSR activities of JKH and to study, analyse, monitor and report our CSR attempts to Stakeholders. However, given that the CSR Committee had no legal status to perform to its full potential, we decided this year to initiate a CSR Foundation. While working on similar ideals, the Foundation would have the additional advantage of being a legal entity, while having more powers vested in it to perform the Group's CSR objectives. With the regulatory background and paperwork concluded, JKH is currently awaiting clearance from the Ministry of Social Services, and we are confident that the process would be completed in the next few months.

Our key CSR platforms of education, health and environment are aimed at addressing in particular, the needs of children and youth. Being an influential private sector business operation within the Country, we believe that we can play a significant role in shaping the future of the nation by addressing the needs of children and youth vis-à-vis health and education. We further hope to add to the ideals of Sustainable Development by emphasising the 'green' concept in all our operations.

JKH launched a Group-wide Environmental, Health and Safety (EHS) Audit this year in order to exhaustively analyse our EHS practices. Over the next year, we will strive to identify gaps and formulate viable solutions in order to ensure our compliance with globally accepted norms.

With a majority of our Companies being in the service sector, it is fundamental that Customer service excellence remains a priority in furthering our contribution to Society. Our Companies have streamlined Customer engagement and dialogue processes that analyse, study and monitor Customer complaints, trends and perceptions, as well as respond to their expectations. You will find the more comprehensive engagement processes detailed later on in this report. We also have a number of international influences within our businesses which exposes us to global best practices.

We have deemed it important that our Companies benchmark themselves against the world's best and are proud that a number of our companies have ISO certification and a host of other relevant international standardisations, in addition to having won numerous awards both locally and internationally.

Following the Tsunami that devastated the Country, JKH deployed significant resources in supporting the Government's relief and reconstruction efforts. The Tide Relief Initiative (TRI) formed within 48 hours of the disaster, put together a pool of resources to support the relief effort. Support ranged from providing immediate relief, both through our local network and foreign Partners, to lending logistics and knowledge at the port and airport. We are also working on medium to long term plans in housing, healthcare, reconstruction and rehabilitation. We do believe that while physical needs are being met, a vital aspect of dealing with the trauma is to enable children to reintegrate themselves into their daily lives by going back to school and also to give a path of Sustainable livelihood to those who have lost the tools of their trade. These areas are currently being worked on and we are glad that we have been able to provide assistance at this time of crisis.

Our membership in the Global Compact, the UN-sponsored international corporate Citizenship initiative, and the Secretary-General's commendation of our commitment to universal principles in the areas of human rights, labour standards and Environmental Sustainability, have served to intensify our commitment to Sustainable Development and greater Social Responsibility in a Multi-Stakeholder context.

While I thank my team for their dedication to implement the concept of Sustainable Development within the group, it is also appropriate at this juncture for me to convey my appreciation to all our Stakeholders. They have, over the years, strengthened our commitment to the idea of Touching the Lives of People by building long lasting relationships and journeying together with us today, in our efforts to create a better tomorrow for the Citizens of this Country.



V Lintotawela
Chairman

16th May 2005

From managing exotic Hotels and Plantations to owning the largest private sector Transportation business in the Country, from Banking to Property Development, from retailing to IT solutions, the John Keells Group has made its presence felt in every major sphere of the economy. Since our modest beginnings as a produce and exchange broker in the early 1870s, the John Keells Group has been known to constantly re-align, reposition and re-invent itself in pursuing growth sectors of the time, and has evolved in to the Country's premier listed conglomerate, the largest quoted company on the Colombo Stock Exchange, and a benchmark of the local economy.

JKH is a full member of the World Economic Forum, and having issued GDRs, is the only Sri Lankan company to be listed overseas. The Company has been assigned a AAA(sri) credit rating by Fitch Ratings Lanka Ltd.

Our Businesses

Our 7 core sectors, and the activities of Companies within these sectors are briefly captured as follows:

Food & Beverage – Being proprietors of two of the Country's best-known F&B brands - 'Keells' and 'Elephant House', we are market leaders in the production and marketing of carbonated soft drinks, ice creams and processed meats in Sri Lanka. Companies in the sector own and operate a chain of supermarkets and hold the franchises for Pizza Hut and Deli France.

Transportation – The largest cargo and logistics service providers in the Country are clustered within the sector. Through SAGT, we developed and presently operate the Queen Elizabeth Quay of the Colombo Port (the single largest private sector investment in the Country), and also run a marine bunkering facility. The Group has developed a number of valuable long-term business relationships with accredited international names such as the P&O Group, Avis, American Express, DHL and Schenker in the Logistics sector while being the local GSA for American Airlines, Leisure Cargo GMBH, Asiana Airlines, Jet Airways, Swiss WorldCargo, Air Europe, Belair, Air2000 and GMG Airlines.

Leisure – We offer approximately 2,000 hotel and resort rooms in Sri Lanka and the Maldives and have over 30 years of management expertise in the tourism industry. This is complemented by one of the largest destination management businesses in the Country, organising all travel/hotel related logistics and convention services. JKH is now the largest hotelier in the Country following the acquisition of Asian Hotels & Properties Ltd (AHPL), which brought with it 40% of the 5-star room capacity in Colombo.

Information Technology – The primary business in this sector is software development and providing IT solutions for offshore clientéle. Other sector Companies focus on systems integration and office automation solutions.

Financial Services – We offer a complete range of financial solutions, viz commercial banking, insurance, stock broking, debt trading, fund management and leasing.

Plantations - The sector houses Plantations, Tea broking and warehousing businesses. John Keells Limited is the Country's leading tea broking house and owns one of the largest state-of-the-art tea warehouses in South Asia.

Real Estate – We are the owners and promoters of 'Crescat City', which

Our Cadre

Sector	Director	Manager	Assistant Manager	Executive	Non Executive & Other	Total
Food & Beverage	12	49	64	199	2,308	2,632
Transportation	10	50	31	210	440	741
Leisure	47	144	84	447	2,832	3,554
Information Technology	5	42	37	238	199	521
Financial Services	3	31	21	70	47	172
Real Estate	2	18	-	21	49	90
Plantations	8	45	31	52	10,790	10,926
Centre & Other	22	38	26	92	77	255
Total Excluding Associates	**109**	**417**	**294**	**1,329**	**16,742**	**18,891**
Associates	5	230	78	315	940	1,568
Total Including Associates	**114**	**647**	**372**	**1,644**	**17,682**	**20,459**

houses The Residencies, a luxury apartment complex and The Crescat Boulevard, an up-market shopping mall situated at the heart of Colombo City as well as several other prime commercial properties.

The Group's Vision, to house a portfolio of diversified businesses in strategic growth sectors of the economy and to be globally recognised, propels us toward a continuous and untiring journey in looking for avenues of growth, both organic and through potential new areas of diversification. The Group has a proven track record for adding value to companies and significantly enhancing their performance post acquisition. This holds true with our last three major acquisitions; Lanka Marine Services, Asian Hotels and Properties and Mercantile Leasing.

Our Business Values

JKH's business initiatives are closely entwined with our system of corporate values.

- We believe we have a responsibility towards our Shareholders, to generate steady returns.
- Diversification will remain our formula for success and we continuously seek new value propositions to add to our portfolio. However, we will invest only when the strategic logic and return on capital are compelling.
- We aim to perform beyond customer expectations and are constantly vigilant of changing Customer preferences, tastes and trends.
- We embrace new ideas, technology and business relationships that help us grow in these aspects.
- We see ourselves not only as managers of investments but also as managers of people, guided by a vision to make John Keells *"More than just a Workplace"*.
- We perceive good governance as being integral in building credibility and trust with all Stakeholders and reducing JKH's cost of capital.
- We recognise that the well-being of our Community and the broader environs in which we operate, is inexorably linked with the fortunes of our corporate existence.


Leisure
Transportation
Food & Beverage
Information Technology
Real Estate
Plantations
Financial Services

Why does JKH need Sustainability Reporting?

The John Keells Group has engaged in socially responsible projects and activities since its inception. Although not calling it by name, the John Keells Group has over the years, perhaps more intuitively rather than systematically, engaged in Sustainable Development projects.

The challenge in corporate Citizenship is to make it an integral aspect of decision-making and related mechanisms, which will create Environments that are Socially Responsible and Sustainable. Our priorities have broadened from Shareholder value, risk management, expansion and succession planning to encompass Sustainable Developmental and Societal concerns that embrace humanity.

What is unique about JKH is that we have always been committed to CSR, though not quite calling it by name. In the last few years, our membership of the UN Global Compact displayed our answerability towards CSR. As we became more and more conscious of our Stakeholders' views, their well-being and improvement, we also began to realise the depth of disparities in the Country's Social indices. Social indicators showed yawning inequalities between provinces, incomes, employment and GDP. We have also seen a significant shift from Shareholder theory to Stakeholder theory: a more all-embracing view of a Company's impact from every aspect of its business; the need for triple bottom line reporting and the need for Sustainable Development.

This year, we have taken the initiative to institutionalise the process and report the activities, their impacts and future plans of action. While we have tried our utmost to adhere to global best practices, it must be noted that this reporting process has been a learning experience for us. Being on a tangent of continuous improvement, we have found areas that need further focus for progress; we have learnt valuable lessons that have determined that Sustainability is a two way process; we have also realised that being a conglomerate in Sri Lanka, we can influence and lead others towards making a difference to their Stakeholder genres and we know that Sustainability is a constantly evolving process. We acknowledge that as we expand our operations, we will have an increasing impact on our Stakeholder groups. As each step of the reporting process moves forward, we will learn more about spreading our best practices and working in an Environment of transparency and accountability, Touching the Lives of People who are one with us.

> We concede that Sustainable Development is too important to be treated as a mere buzz phrase. Today our Stakeholders look to us for leadership in the Social realm to make a tangible difference in the Communities in which we operate.


Environment
Broader Community
Business Community, Lending Institutions, Partners
Share Holders
Employees
Customers





John Keells Holdings initiated a Group wide Environment, Health and Safety Audit conducted by a renowned group of EHS Consultants to identify gaps and implement recommendations

Bentota Beach Hotel introduced a guest comment card linked to a Customer service excellence software programme, setting an example to be followed by other Group hotels









Walkers Tours/Whittall Boustead Travels Limited implemented an operating system used in over forty Countries to increase efficiency and competitiveness of service levels





Degradable shopping bags were withdrawn from Keells Super outlets as they did not meet the objective of being totally Environmentally friendly as pointed out by the ITI




SCHEN

The Elephant House Super Pola concept was rolled back due to not fulfilling Customer needs as initial surveys conducted indicated. Instead, Keells Super outlets were relaunched in strategic locations and have had a positive response from Customers


SUPER


TOSHIBA

A Plastic toner cartridge recycling project was initiated by JKOA under the Toshiba Go Green programme, the first to be conducted by any Toshiba valued Business Partner anywhere in the world




CAPPER

Ceylon Cold Stores implemented an Energy Management System that decreased energy usage by 10% giving considerable savings to the Company and helping to curb pollution

Impacts on Stakeholders and our Responses

Sector	Impacts	Responses
Transportation		
	- Overall Efficiency at the Port of Colombo	- Improvement in handling speeds, innovative IT enabled services
	- Storage/transporting dangerous/hazardous cargo	- Clearance from the Environmental authority, waste treatment
	- Possible fuel leakages	- Preventive maintenance of tanks, equipment & trained personnel to counter oil spillage
Leisure		
	- Waste impact on Communities and Environment	- Wastage being recycled
	- Cultural Impact	- Showcasing 'local' cultural aspects as part of entertainment
	- Health Impact	- Discouraging the beach-boy culture
Food and Beverage		
	- Consumer Health	- Quality circles, stringent process controls
	- Quality of Life index	- Offering a value for money proposition, quality controls
Plantations		
	- Smallholder productivity and returns	- Providing extension services
	- Livelihood - particularly of women estate workers with children	- Maintenance of child development centres on estates
Financial Services		
	- Non-insurance and under-insurance	- Responsible publicity campaigns regarding benefits of insurance policies
	- Funding and savings options available for the Community	- Encouraging savings, offering a range of innovative funding options
Information Technology		
	- Development of local IT professionals	- Ready job market for promising IT graduates providing exposure to overseas markets
	- E-enabling convenience, productivity, knowledge transfer	- Move towards continuous innovation of new products and services
Real Estate		
	- Development of the apartment culture in Sri Lanka	- Building apartments of high-quality standards
	- Energy consumption	- Commissioning of an energy audit
	- Strain on infrastructure	- Selective development and proper planning

John Keells Holdings Limited (JKH) is committed to maintaining the highest standards of Corporate Governance, Business Ethics and Professionalism. The Group Policy on Corporate Governance and Corporate Social Responsibility has been well communicated to the individual Businesses and Functional Units within the Group and the methods we employ to achieve our goals are as important as the goals themselves.

The Board consisting of 5 Executive and 4 Non Executive Directors is responsible to Shareholders for setting the direction of the Company, establishing its key strategic objectives and key policies that support the Sustainable Development of its Businesses and to Stakeholders, for safeguarding their rights. The existence of strong and independent Non Executive Directors with proven experience and success in their respective fields of skill and knowledge, and Executive Directors with strong result-orientation, leads to uninhibited discussions and evaluation of the Board's effectiveness and its dynamics.

The JKH Annual Report 2004/2005 carries a comprehensive discussion on the Group's commitment to good Corporate Governance and its practices therein. The following section has been dedicated to Governance in the context of the Group's Sustainability issues.

The process in place

What you see in this report is a true and factual presentation of what Sustainability is to the John Keells Group. We have in the past had sections within our annual reports that have highlighted our commitment to Corporate Social Responsibility (CSR). While working on the broad platforms of Health, Education and Environment, this year we have decided to streamline our Sustainable commitments and ideals, and work according to a plan that will undoubtedly help us establish JKH as an exemplary corporate Citizen. We firmly believe that this process adds value to the entirety of our operations, allowing us to listen and respond appropriately to each of our Stakeholder groups in the hope of Touching their Lives.

Working with over 70 Companies under the Group's flag, the information gathering process for the Sustainability Report has not been an easy task. The CSR Team set about working on a suitable plan of action that would involve all our Companies in reporting their Stakeholder segments, the manner in which they engage with these Stakeholders and highlighting important issues. An initial questionnaire was sent to all Companies to which the responses have been encouraging and it has shown us that most of our Companies are on the right track in empowering their Stakeholder segments.

Our products and services are diversified and our Stakeholder segments too take on multifaceted nuances. Our companies have a continuous dialogue with their Stakeholders and invite them to highlight issues that concern them as well as the highs and lows in their dealings with the Group. From these we analyse key Plans of Action and appropriate responses to the issues highlighted. We have always encouraged our Companies to have feedback processes in place, while some of our Companies that have foreign collaborations or are joint ventures, already have international best practices and methodologies instilled into their operations. Examples of dialogue, feedback and best practices are detailed later in this report.

Who drives Sustainability at JKH?

At John Keells, the Sustainability drive is a two-way process; top-down in areas that affect the entire Group, and bottom-up when related to specific business units. However, it was considered important that a full time team be identified to give more focus to the activities that would come under this umbrella, particularly in the Social arena.

To this end, the CSR Working Committee consisting of a cross-functional group of employees was formed in 2003 and given a mandate to put in place a coherent CSR policy that was anchored firmly to JKH's corporate vision, mission and value system. JKH would then benchmark against the very best global Companies and develop a CSR model designed to inspire and motivate other corporates as well.

This year we have :

- Embedded the principles of the Global Compact further
- Facilitated Stakeholder engagement in representative segments through questionnaires and one to one discussions
- Established and implemented Plans of Action and appropriate responses to issues
- Published our maiden Sustainability report
- Secured an external audit and verification from Ernst & Young, Chartered Accountants on our Sustainability Reporting Process

Objectives of the CSR Working Committee:

- To adopt a values-based management approach to CSR, integrate this approach into the organisational culture and daily operations, which would positively contribute towards developing the Community around us. This, we believe, would create a consciousness of the need to protect and safeguard the Environment in which we do Business.
- To enhance the quality of life of people by facilitating the attainment of basic needs in identified areas of focus.

- To enhance our commitment to Corporate Citizenship by creating value for all our Stakeholders.

Through our motto "Touching the Lives of People", our aspirations are to be

- the provider of choice,
- the employer of choice,
- the investment of choice and
- the neighbour of choice.

We do however realise that we are yet to integrate the more comprehensive range of Sustainability Tools into our daily practices and to this end there has been a greater urgency and awareness created internally to seek, learn and adopt best practices in this area.

The Next Step – Establishing the John Keells CSR Foundation

While the cross functional CSR Team successfully implemented a number of projects, there were certain operational and legal disadvantages that arose in carrying out these activities. While the CSR Team was adequate to meet the immediate needs of our CSR activities, taking the concept of Sustainability to its ideal state required a wider spectrum of activity and dedication. What we needed was a systematic and dedicated unit that would be the driving force of Sustainability for the entire Group. We also had a disadvantage in that the CSR Committee did not have legal status and hence remained limited in its scope of activity. This prompted us to initiate the John Keells CSR Foundation; a dedicated full time legal CSR vehicle that had a focused area and scope to take the Company's Sustainability Ideals forward.

The Foundation which has been incorporated under the Companies' Act is currently in the process of being registered with the Ministry of Social Services. This move will mirror the Group's good governance philosophy which will be promoted by the Foundation's involvement in the following areas:

- Improving the quality of life and income of our Stakeholders
- Promoting knowledge and understanding of Sustainable Development
- Providing financial and other assistance for critical needs in education, training, healthcare, housing, science, sports and arts, the differently-abled and other deserving Communities
- Focusing more on best practices

The Foundation will be set up and operated with funds contributed by each of the companies in the John Keells Group.

Projects chosen to be implemented by the CSR Committee must go through a well-established process in order to be executed as shown below:

Process of Executing CSR Projects


Introduction to Prospective Projects through :
1. Board of Directors
2. CSR Committee Members
3. Third party suggestions
4. Direct requests for assistance
CSR Committee
Identifies Suitable Project, Sub-committee formed
Feasibility and Viability of Project evaluated
Seek Board Approval for Project & Budget
CSR Sub-committee executes project
Project completion and handover
Review and Follow up



The Process

Corporate Commitment

While the John Keells Group has over the years, gradually shifted from a Shareholder bias to a broader Stakeholder oriented framework in ensuring the delivery of fair values to all Stakeholders concerned, it is recognised that one of our key objectives is to create value for our Shareholders, consistently striving to exceed the returns of comparable organisations.

This objective is enabled by;

- Aligning Management Interest with those of our Stakeholders
- Good Governance and Management Practices
- A Group Operating Structure that empowers Employees and facilitates speedy decision making
- A stringent Portfolio Evaluation Process

Aligning Management Interest with those of our Shareholders

We have consistently strived to align management's interests with those of our Stakeholders. The Employee Share Option Scheme has been structured to ensure ownership and a long term commitment. An appropriately designed Performance Management System facilitates the linkage of performance to recognition and rewards.

Our HR Initiatives aimed at making *"John Keells - More than just a Workplace"* has created, and is creating, a culture of ownership and belonging which has greatly assisted in achieving the Group's corporate goals.

Good Governance and Management Practices

The Board of Directors is fully committed to upholding the highest standards of Corporate Governance and business ethics within our businesses. A constantly evolving Operating Structure has ensured flexibility and adaptability in decision making to match the pace of our growth.

The Board comprises of 5 executive and 4 non executive Directors, allowing for a balance of operational focus and independent judgment. The Audit committee comprising of the four non executive directors highlights the importance placed on independent judgment on the Board. The Remuneration committee also comprises of non executive directors who maintain the integrity of the Group's Reward Programme in aligning Shareholder and Employee interests. The Group Legal Division strives to ensure that all Group businesses adhere to and act within the laws and regulations of the Countries in which they operate. Employees follow the basic principles of ethical standards as exemplified by the Code of Conduct.

An Operating Structure that empowers and facilitates Decision Making

The Group's Operating Model whilst empowering Employees enables decision making within pre-agreed boundaries. These authority limits apply in varying degrees to all levels from the executive directors to lower level personnel who are in positions that carry decision making responsibility. Overlay Committee Structures ensure that no single individual has unfettered powers of decision making.

Portfolio Evaluation and Acquisitions

JKH's Corporate Vision is to house a portfolio of diversified businesses that lead in strategic growth sectors of the economy and to be globally recognised.

The Group has a stringent Portfolio Review and Evaluation Process and this had played a significant role in making optimal and timely decisions regarding its portfolio composition. Industry and competitor standards are constantly reviewed and benchmarked in encouraging incremental growth in the Group's Strategic Business Units.

JKH has identified required rates of returns (hurdle rates) for each of its businesses against which actual returns are reviewed periodically. Potential areas of growth or divestment are critically examined and necessary action taken.

During the year, the Group increased its shareholding in the Trans Asia Hotel, strengthening its presence in the five star room offerings within the City. Additionally, entry into the Leasing market was identified as a potential avenue of growth and this was sealed with the acquisition of Mercantile Leasing Limited.

The Group will continue to look for potential areas of diversification in the future. Additionally, our need to harness international opportunities has increased in urgency, as a means of reducing our risk via geographical diversity and in maintaining our premium Shareholder returns.

Investor Relations

The Company through its Investor Relations Department continues to maintain an open door policy with its key individual and institutional Shareholders. Presentations and road shows are organised on a regular basis and clients are kept well informed via the Company's Investor Relations e-mail list and web updates. We are presently in the process of revamping our website in order to better empower all our Stakeholders. An Investor Feedback form is supplied at the back of every Annual Report in order to encourage greater retail investor participation.

Returns

Earnings Per Share

The Earning Per Share (EPS) in the period under review at Rs.5.73 is an increase of 12 per cent over the Rs.5.12 recorded in 2003/04. The EPS would have been much higher if not for the loss suffered by the Leisure Sector as a result of the tsunami in the last quarter of 2004/05, a quarter which is traditionally the peak season for this Sector.

EPS prior to Exceptional / Extra-ordinary items was Rs.5.26 (excluding Rs.185 million received as insurance proceeds) compared to Rs.5.77 recorded last year.

Share Price, Performance

During the period under review, the JKH Share Price ranged between a low of Rs.80.83 (unadjusted Rs.97.00) and a high of Rs.116.67 (unadjusted Rs.140.00), closing the year at Rs.112.92 (unadjusted Rs.135.50).

The JKH Share Price (adjusted for dilution) appreciated by 34 per cent in the year to 31 March 2005 and was higher than the 18 per cent increase in the Milanka Price Index (MPI), the benchmark for Blue Chip Companies on the Colombo Stock Exchange (CSE) but lower than the 36 per cent increase recorded by the All Share Price Index (ASPI) which was mainly driven by retail speculation in smaller capitalised companies. It is noteworthy that the JKH Share Price increased by 20 per cent in the post tsunami last quarter of 2004/05 as compared to the 17 per cent and 13 per cent increases in the ASPI and the MPI during the same period. Trading volumes in this last quarter were significantly higher than the previous quarters.

Dividends

In addition to the 20 per cent Interim Dividends already declared and paid, the Board has recommended for approval by the Shareholders at the AGM, a 10 per cent Third and Final Dividend based on the Profits of 2004/05. This is a Total Dividend of 30 per cent as compared to the 25 per cent declared and paid out of the 2003/04 Profits. The 10 per cent Final Dividend will apply to the shareholding base post the 1:5 bonus issue announced in April 2005.

On the basis of the above, the Gross Dividend paid and payable out of the 2004/05 Profits will be Rs.1.06 billion (Net Dividend of Rs.1.03 billion) compared to the Gross Dividend of Rs.0.79 billion (Net Dividend of Rs.0.73 billion) paid out of the 2003/04 Profits, an increase of 34 per cent.

Shareholder Returns

The Total Shareholder Return on a JKH Share in 2004/05 was 37 per cent compared to the 111 per cent in the previous year and the one year T-bill rate of 7.76 per cent as at 31 March 2005. The compound annual TSRs over the past 3-year, 5-year and 10-year periods are 53 per cent, 40 per cent and 25 per cent respectively, compared to averages of approximately 46 per cent, 30 per cent and 10 per cent registered by the rest of the top ten capitalised Companies on the Colombo Stock Exchange.

The Enterprise Value as at 31 March 2005 at Rs.46.6 billion is a 39 per cent increase over the Rs.33.6 billion as at 31 March 2004, a result of a higher Market Capitalisation and an increase in Net Debt.

Return on Capital

The Return on Equity (prior to Exceptional / Extra-ordinary items) decreased by 26 per cent from 15.7 per cent in 2003/04 to 11.6 per cent in 2004/05. This was a combination of a 21 per cent drop in the Pre Tax Return on Capital Employed (prior to Exceptional / Extra-ordinary items) from 16.3 per cent to 12.9 per cent, a significant increase in Income Tax, arising out of legislative changes and limitations in the recoupment of brought forward tax losses and Minority Interest off-set to some extent by a higher Debt : Equity Ratio at 27.6 per cent compared to the 18.3 per cent at the end of the previous year. The ROE if not for the tsunami impact would have been 15.8 per cent.

Gross Dividend vs Dividend Per Share


(Rs. million)
(Rs.)
1200
1000
800
600
400
200
0
5
2.5
0
95/96
96/97
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05
Gross Dividend
DPS

Enterprise Value vs Annual Total Shareholder Returns


(Rs. billion)
(%)
50
40
30
20
10
0
120
50
-20
2000/01
2001/02
2002/03
2003/04
2004/05
EV
TSR

Delivering Value to Customers

Customers form an integral segment of our Stakeholders and in our history spanning over 130 years, each company has been working within a culture that has imbued the achievement of uncompromising standards in products and services in an Environment of continuous improvement. We have focused on nurturing a responsible, transparent and accountable philosophy that thrives on innovation, performance and total Customer satisfaction. While each company raises the bar to continuously meet and exceed Customer expectations by initiating methodologies and standardisation procedures that are aimed at meeting these expectations, we have highlighted some of the main initiatives that took the spotlight during the year in delivering value to our Customers and helping us create a Sustainable relationship based on listening and responding to our Customer expectations.

Key Initiatives

Company	Issue	Response
P&O Nedlloyd/ Walkers Airline Division/ Lanka Marine Services	Customer feedback for continuous improvement	Customer complaints, service levels and response time initiatives put in place with responsibility for action and accountability being key facets for finding solutions
Lanka Marine Services	Need to maintain high quality of marine fuel	Customers invited to independently test and report deviations in quality
Bentota Beach Hotel	Required a system to identify specific service shortfalls	Comprehensive Customer feedback form in five languages with all responses monitored and action taken within stipulated time frames
Ceylon Cold Stores	Need for continuous improvement in product quality	Customer Complaints Reduction Programme
Walkers Tours/Whittalls	Lack of a streamlined process to handle Customer issues; process in place was ad-hoc	Implemented an operating system used in over 40 Countries to increase efficiency, competitiveness and productivity
JayKay Marketing Services	Elephant House Super Pola concept not having the desired effect of attracting Customers who are considered the transient segment from retail to modern supermaketing	Based on reports submitted by consultants, roll back of the units, relaunch as Keells Super outlets in strategic locations

Dialogue

1. P&O Nedlloyd / Walkers Airline Division / Lanka Marine Services	
Background/Issue	Being in the service sector and with excellence in Customer service being the primary focus, it has become necessary that a constant dialogue be created between this segment of Stakeholders and the Company. With the scope of operations also increasing, Customer feedback for Company improvement has become a priority. We also found that unless we had proper systematized procedures in place, we would not be able to monitor and respond to Customer needs effectively and efficiently. With both the Airlines Division and Lanka Marine Services being ISO certified and P&O Nedlloyd in the process of obtaining certification, Customer dialogue and feedback processes are already built in to the system which makes it easier to monitor and respond faster.
Response	*P&O Nedlloyd* Specific requests are made of Customers for feedback on handling, Customer service levels and satisfaction. In addition, Customer complaints are lodged on a common bulletin board with urgent follow up being instigated at managerial level. The Customer dialogue and feedback has resulted in Customer complaints decreasing remarkably. *Walkers Airline Division* Continuous Customer service surveys are conducted. Complaint management measures include immediate preventive action, which require little or no intervention from senior management, action taken at Monthly Review Meetings and responses effected through internal and external audits. *Lanka Marine Services* A Customer feedback questionnaire enables speedy resolution to complaints that have arisen. Since LMS was acquired by JKH, there has been a significant reduction in lead time. Previously, obtaining a bunker involved a lead time of 24 hours or more. Today, by being more responsive to Customer requirements we have been able to reduce lead time to 2 - 3 hours or less.

2. Lanka Marine Services	
Background/Issue	LMS has always strived to maintain the quality of its bunker fuel in order to surpass industry standards. LMS is considered one of the most reliable quality suppliers of bunker fuel in the region, even surpassing the stringent quality specifications of Singapore. However, over the last three years, the Company received three specific complaints regarding the quality of bunker fuels supplied by LMS.
Response	We requested the Customers to carry out bunker fuel tests on samples with a recognised independent surveyor, with the guarantee that if we did not meet the required standards, we would compensate for the fuel and any consequent damages. However, in all three instances, the Customers were not willing to carry out the necessary tests.

3. Resort Hotel Sector

Background/Issue

Most of the Group hotels have initiated Customer feedback processes, which are thereafter analysed for effective remedial action. While Customer service at our hotels is generally ranked high during surveys, we believe that there is always room for improvement. Service lapses in ad hoc Environments will naturally result and therefore, the best method to gauge Customer expectations and if we are meeting those expectations is to initiate a dialogue between our guests and ourselves.

Response

All hotels maintain a guest feedback book and in most cases, guest feedback cards. This year Bentota Beach Hotel (BBH) went a step further in introducing a guest comment card that is linked to a Customer service excellence software programme. The BBH guest comment card is a uniform card system that enables instant analysis and quick corrective action. Printed in the five main languages of the principal guest segments, the card ensures confidentiality where envelopes are sealed and only opened at head office.

Process

- The card is designed to measure the perceived satisfaction of a guest regarding overall stay and each service offered by the hotel on a scale of 0 to 4 with 4 being excellent.
- Specific areas of consideration entail Reservations, Front Office, Housekeeping, Food & Beverage, Other Facilities, Overall Comments and Experience. A provision for guest comments where the guest can detail any difficulties, problems and suggestions for improvement, is also included.
- Information on each of these cards is validated during the first week of each month, recorded and analysed monthly, tabulated according to the set format with two standard reports being taken monthly. The first being a summary of numerical data and another highlighting the written comments, with the latter being used as a gauging mechanism for immediate remedial action.
- The results are first discussed with the Managing Director and then circulated to the Managers with a brief analysis of the important points.
- If a particular hotel scores low in an area for 3 continuous months, a critical review is conducted, and necessary remedial action taken.

Action taken thus far:

1. Poor ranking in reservations was addressed and the team handling reservations was advised on steps to overcome issues.
2. Signage or information regarding facilities provided by the hotel was inadequate. Information and signage was made more prominent for clients to be informed of activities and facilities provided.
3. Hotels that scored high in Front Office Services were encouraged to share their practices with other hotels within the Group.
4. More guests would prefer a wider variety of vegetarian items in the buffet menu, which was considered and action taken.
5. Entertainment was considered to be repetitive. The entertainers were replaced and rotated and further entertainment is being planned out.



Future Plan of Action

Having implemented the process in July 2004, thus far 600 guest complaints and suggestions have been received and all viable suggestions for improvement have been implemented. The BBH-style feedback process will be introduced systematically to other Group hotels during the next few years.

4. Ceylon Cold Stores

Background/Issue

A multiple award winning Company, including the National Quality Award in 2003, Ceylon Cold Stores is an ISO certified Organisation that has in place a number of internationally practiced processes and strategies that include the popular Japanese 5S and Kaizen techniques to enhance efficiency and speed in the delivery of service. With inbuilt mechanisms that work on continuous improvement, the Company is constantly raising the bar to meet and exceed Customer expectations in a variety of ways. The Company has always had a high focus on distribution, ensuring that its products are available freely in all parts of the Country and continues to conduct extensive consumer research that would include Customer preferences in taste, size, colour and aroma of products. The Company also encourages a free dialogue with its Customers as it believes that first hand discussion sets the pace for building fruitful relationships.

Response

Implementation of a Customer Complaints Reduction Programme:
Customers are encouraged to call CCS at any time to seek information or lodge complaints, with Customer access granted through the distribution channel supervised and conducted by CCS. The information is monitored through daily reports and through stringent scrutiny of the Customer response chain seen below. The mechanism is as follows:

i. All packaging material carries contact details of the Company and retailers too pass on any complaints received to field staff.

ii. The information is given to the marketing department.

iii. Customers who do lodge complaints, are reimbursed immediately with a free product, while the defective product is sent to quality control for defect determination.

iv. Findings are presented at monthly production planning meetings with the defects and specific complaints tabled at the production planning meeting.

v. Direct complaints channelled to the Quality Assurance Department are further analyzed through the CCRP Team to take corrective action and preventive measures.

vi. Aggregate complaints are tabled at next production/marketing meeting with follow up action detailed. This could either be through research or one to one meetings with the complainant.


Customer
Sales Representative
Area Sales Manager
Sales Manager / Administrator
Quality Assurance Department





CCS - Complaints		
Year	Number of complaints	Total units sold (dozens)
2002	511	10.7 million
2003	503	11.0 million
2004	528	11.4 million

5. Airline Operations

Background/Issue

For the JKH Airline SBU, monitoring Customer complaints and finding solutions in a systematic manner is a critical success factor in maintaining market share. Being an ISO certified enterprise therefore has its advantages in that processes and systems that monitor, assess and analyse Customer needs, wants and expectations become part of an everyday process. Accordingly the Airline SBU has devised a system to monitor and respond to complaints received.

Response

The process adopted to handle Customer complaints and to minimise irregularities, is as follows:

- Implemented an ISO process for the entire SBU
- Strictly maintaining an accurate non conformity register which records all deviations as well as corrective measures implemented. These are monitored at the Management Review Meeting.
- Positioning of operational staff at the airport during cargo acceptance to maintain standards and to ensure systems are followed.
- In the air cargo division, one operational executive remains on call throughout the day, for forwarders to communicate with, in any emergency or for information.
- An Airlines passenger representative is on call 24 hours for assistance
- Systems are tracked through periodic quarterly surveys carried out in all divisions with the feedback analyzed for trends and any common deviations. These trends are presented to the ISO periodical audits for supervision.

Considering the enhanced business volumes during the last financial year, the number of complaints received has increased to some extent and the necessary action has been taken to address areas of concern.



Number of Complaints received by the Airline Operations


Mack Air Ltd
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05


Walkers Air Services Pvt Ltd
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05


Mackinnon American Express Travel Ltd
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05



6. Walkers Tours/Whittall Boustead Travels Limited	
Background/Issue	Although one of the oldest and largest travel and tour operators in the Country, our existing Customer Feedback process worked only in pockets, and that too, in an ad-hoc manner. Catering to a varied clientele spanning from leisure and adventure to MICE tourists, we needed a new all-encompassing and central operating system which affectively captured immediate needs of Customers and their expectations. We were also faced with the lack of knowledge regarding international industry-wide best practices for us to benchmark ourselves against in order to develop a system that would be efficient, responsive and supportive.
Response	• Sourced and implemented a world class operating system used in over forty Countries, to ensure adaptation of best practices followed in the international arena and to increase internal efficiencies. The system is used widely across the Pacific, USA, Europe and Africa. The common database which was customised slightly to meet local requirements, enables ease in contacting and sourcing services from Partners, and also has inbuilt firewalls and security aspects that guard the integrity and accountability of both Stakeholder and service supplier. The implementation also initiated an entire change in mindset and a change management structure that has enabled effectiveness of operation both internally and externally, remodelling ourselves to take advantage of horizontal and functional specialisations • Introduced a structured feedback questionnaire distributed by the guides and chauffeurs to Customers • Initiated a dedicated Quality and Customer Service Division • Established written dialogue and feedback process with overseas Principals and Partners to evaluate service standards and to benchmark ourselves globally
Future Plan of Action	• Having just been introduced, the operating system will take about one year to mature and we will see tangible results from that time onwards. The next phase will include the unification of rate structuring and establishing a central Help Desk.

7. Logistics Sector	
Background/Issue	Our strategic joint venture partnerships and relationships with internationally renowned Principals give our Companies the advantage of having first hand information of best practices followed globally. This has naturally resulted in us being recognised by our international Partners as a Group that follows global best practices, and ensures that our Customers benefit from these international relationships, with quality, efficiency and speed of service being paramount.
Responsive Best Practices	• **DHL Keells (DHL)** Adopting best practices from DHL entities worldwide, DHL implements regular surveys on Customer service excellence and quality satisfaction and has quarterly 'fix it' meetings between departments to resolve issues that impact superior customer service. It has also implemented minimum service standards in areas such as pick up, answering customer calls and queries with senior management involving itself in finding resolutions for service related complaints. • **P&O Nedlloyd** Whenever there are failures that are linked to service processes, resolutions are quickly found using the wide network of Principals and overseas counterparts. The culture inculcated is one of learning from each experience and in order to prevent recurrence, all problems and resolutions are discussed and implemented globally so that the entire Group would learn from mistakes to avert repetition.


DHL

Awards and Certifications

COMPANY NAME	CERTIFICATIONS/AWARDS
TRANSPORTATION	
Mack International Freight	• Emirates – Top Cargo Agent 2002/03 • Gulf Air – Cargo Agent's Gold Award 2003 • Malaysian Airlines – Top Agent Award 2002/03 • Malaysian Airlines – Overall Winner 2003/04 • ISO 9002
DHL	• NCE Export Award (Service Sector / Large Category) • DHL Service Excellence Award 2001, 2003 and 2004
Mackinnon & Mackenzie Shipping	• ISO 9002
Walkers - Airlines Division	• Leisure Cargo Gmbh - 2004 Best Station Award • ISO 9001: 2000
Mackinnons American Express Travels	• ISO 9001: 2000
FINANCIAL SERVICES	
Union Assurance Limited	• National Chamber of Exporters Awards 2002, Runner-up in the extra-large category of Financial Services
INFORMATION TECHNOLOGY	
John Keells Computer Services	• ISO 9001: 2000 • National Best Quality Software Awards 2004 - Gold Award for R&D
	• National Best Quality Software Awards 2004 - Bronze Award for best overall product
	• "Q-Buster" picked as the Best R&D product of the year 2004 by the British Computer Society.
Keells Business Systems Limited	ISO 9001: 2000 (Surveillance audit passed)
John Keells Office Automation	• Bronze Award for outstanding performance in MFP copier business - by Toshiba Singapore (Pte) Ltd for 2004/05
	• Special Award in recognition of excellent contribution towards spare parts and supplies business expansion for copiers and MFP - by Toshiba Singapore (Pte) Ltd for 2004/05
PLANTATIONS	
Namunukula Plantations	• Merit Award - Industrial Safety for 2 factories 2003/04 • Runner Up - Best Workers' Housing Scheme 2003/04 by the Plantations Human Development Trust
	• Award for Best Creche among all RPCs 2003/04 by the Plantations Human Development Trust
John Keells Limited (Tea Dept)	• Best Broker Award 2003
Tea Smallholder Factories Ltd	• Award for best Accounting Practices 2003 /04

COMPANY NAME	CERTIFICATIONS/AWARDS
FOOD & BEVERAGE	
Ceylon Cold Stores	• Winner of the National Quality Award 2003 • Winner Best Energy Saving Company 2003 - Sri Lanka Energy •Managers Association • National Food Award for Soft Drinks 2004/ 05 • National Icon Award 2005 for Most Preferred Brand- Food Category, awarded by Sri Lanka Institute of Marketing • ISO 9001:2002 • Implemented HACCP, 5S and Kaizen concepts.
JayKay Marketing Services	• 2002 / 03 - Award for 'Most Preferred Business Partner' - (SLFPA)
Keells Restaurants	• Awards by Pizza Hut International • Club MilleniYum Award - 2004/05 Kandy Outlet • Club MilleniYum Award - 2003/04 Dehiwela Outlet • Club Elite Award - 2004/05 Wattala Outlet • Best RGM Awards - 2004/05 • Best Home Service Award Asia Pacific Region - 2003/04
LEISURE	
Bentota Beach Hotel	• Neckerman Reisen Award • Named as one of the 100 best and most popular resort hotels 2002/03 and 2003/04
The Lodge Habarana	• ISO 14000 Environmental certification • Kouni Green Planet Award for 2004 for best services.
Hotel Bayroo	• Neckerman Reisen Award • Named as one of the 100 best and most popular resort hotels 2002/03 and 2003/04

8. Elephant House Super Pola

Background/Issue

Keells Super has always been perceived as a supermarket that caters to a more sophisticated clientele whose shopping trends are judged more on quality than price, giving the Customer a modern retail experience. Analyses conducted displayed that Sri Lanka like the rest of the region, was moving from traditional retail to modern retail and even though the image of supermarkets was considered 'expensive', there was a larger segment of people willing to shop in supermarkets due to convenience and guaranteed quality of products. Our aim with the Elephant House Super Pola concept was to fill the niche that existed between the perceived sophisticated fully fledged supermarket and the traditional "Mom & Pop" outlets, to capture Customers who were converting to the modern retail segment. Our aim was to establish about 150 Elephant House Super Polas (EHSP) in the Western Province.

However with the increased sophistication of consumers and the rapid expansion in modern retailing, people began getting used to the idea of fully fledged supermarkets and 'sign value' also integrated into this changing mindset. Though our thoughts behind introducing the EHSP was to give the transient segment of the population an option of obtaining products at lower prices than those of perceived 'high end' supermarkets, this concept seemed not easily executed until the establishment of critical mass and certain supporting processes. Having six outlets in Colombo initially showed us that we were practically unable to offer the price advantage while the established clientele for Supermarkets found the concept not modern enough. This prompted us to go back to the drawing board and roll back the Super Pola concept.

Response

Revitalising our business model, we conducted a market survey of Customers and upon analysing the results, changed our entire outlook. The survey conducted looked at what the Customer wants from us, and what we need to do to meet those expectations. People preferred to have Keells Supers in most locations and we strategically designed each outlet to individually meet whatever key expectations the Customers had.

We thus;

- Re-launched three EHSP outlets as Keells Super outlets where sales volumes have since tripled
- Rolled back two EHSP outlets
- Launched three new Keells Super outlets in strategic locations



9. Keells Business Systems Limited	
Issue 1	High overheads and low returns on stand alone PCs hampered Sustainability and viability of operations
Response	Withdrawal of stand alone PCs from the market

10. P&O Nedlloyd Keells	
Issue	Operational efficiencies hampered by the direct service to US West Coast
Response	The service was withdrawn in order to gain better efficiency in operations

Being a Group of Companies that encompasses over 70 businesses, organisations, numerous Principals, joint venture Partners, Suppliers, distributors and retailers, our network of valued Business Partners extends from the remotest parts of the Country to even beyond the shores of this continent. While our larger strategic Partners remain firmly embedded to our values and principles, JKH through its numerous Companies has also touched the lives of a number of individuals and enterprises who have become true Partners in our progress. The relationships with our Partners thrive on mutual needs and expectations. These Partnerships range from the farmer in the field who gives us produce to manufacture our products to the scintillating entertainers and hopper women who work at our hotels; from the cottage industries that nurture fruit and vegetables for our supermarkets to creative handicraftsmen whose products are now ornamenting homes across the world. While their input into our business is invaluable to our carrying on business to meet the discerning expectations of our Customers, create wealth for our Shareholders and garner employment opportunities, dealing with us has also reaped in rewards for their Sustainable empowerment and improvement to their quality of life. We have seen businesses expand, employment avenues increase, lifestyles develop and the cascading effect of wealth creation permeate across various strata of Society.

We detail below some key instances where the strategic Partnerships have resulted in a win win situation for both the Company and our valued business Partners.

Key Initiatives

°Company	Issue	Response
Ceylon Cold Stores	Need to obtain quality Ginger for Ginger Beer	Nurtured a collaboration with 200 ginger farmers in the Aludeniya and Hatharaliyedde areas through ginger farmer organisations. Guaranteed price and income for farmers; majority of Ginger requirement is met
	Pani Kadju ice cream required quality treacle which was difficult to source	Obtain quality treacle from a small village in Deniyaya meeting bulk of requirement; assured steady income for group of villagers
	Quality cashewnuts are imported from India	Identified farmers who meet our quality requirements; Purchased all our requirements locally thereby enhancing the income levels of local suppliers
JayKay Marketing Services	Sourcing speciality fruits and vegetables at stipulated stringent quality standards was difficult	Identified greenhouse farmers, supplied technological support and now purchase fruit and vegetables from them. Their lifestyles have improved and more employment opportunities have arisen within the Community as a result
Tea Smallholder Factories Limited	Lower productivity and low technical skills among smallholders	Extension services given free of charge
Whittall Boustead Travels (Kuoni)	Need to find unique mementos reflective of Sri Lanka	Identified micro entrepreneur who provided customised wooden gift items for Kuoni; Entrepreneur has improved his business, creating employment avenues within the Community

Segment	Number	Avg. Number employed in each unit	Resultant indirect employment *
Distributors	200	8	1,600
Retailers	74,000	2 or more	150,000

**Job Purview:* *Lorry drivers, cleaners, distribution sales representatives, clerical and administrative staff, minor employees*

With Ceylon Cold Stores' extensive network permeating across the country, here is a snapshot of the direct and indirect job creation that has resulted, naturally impacting entire families and communities whose work is integrated with CCS.

Facilities given to retailers including name boards, coolers etc., help them to upgrade their business units and expand the products available to suit a wider segment of Customer. This results in an improvement of their income status and lifestyle.

Our businesses, particularly in the Transportation, Leisure and IT sectors have built valuable strategic partnerships with renowned external Partners and Principals both local and international.

During the year, we initiated feedback from a cross section of our Business Partners and received a total of ten (10) responses from the following: American Airlines (Passenger), Ceylon Tours, Fram, GMG Airlines, ITM, L'tur, Thomas Cook, Toshiba Singapore, Travel Corporation India, and Virgin Holidays.

A questionnaire of seven questions was sent out; questions 01 - 05 were based on evaluations made against a 5 point rating system, as shown below:

1 = Poor : Far below expectations
2 = Satisfactory : Below expectations
3 = Good : Meeting expectations
4 = Very good : Above expectations
5 = Exceptional : Far above expectations

		Number of ratings received				
Question No.	**Question in brief**	**1**	**2**	**3**	**4**	**5**
01	Rate John Keells Group (JKG) in your "preferred Partner" list			2	7	1
02	Is JKG optimizing the relationship with your institution?			4	6	
03	Would you consider JKG as a preferred Partner for future ventures?		1	1	7	1
04	How proactive are key personnel within the Group?		1	5	4	
05	Are you satisfied with the mutual sharing of best practices in your relationship with the Group?		1		9	

Questions 6 and 7 remained open-ended.
Here are some extracts of the responses received :

Question 06: **Describe your opinion of JKG as a Business Partner**	**Question 07:** **What is the most critical issue in your relationship with the Group, that you'd like addressed next year?**
Excellent Business Partner – one of the best we work with around the globe. Very efficient and true professionals	Availability for tour extensions in the Maldives
Excellent in Sri Lanka ; disappointing in the Maldives	We would like to work with JKG to reverse post-tsunami decline through joint marketing and PR activities
Fair to our interests, very efficient and makes all efforts *to boost cooperation, gives full support*	Resolve problems in the Maldivian arm
Long, fruitful and healthy relationship with mutual benefits; Good synergy between our extremely proactive teams	Follow up on renegotiations weekly, better price comparison with other tour operators
Professionally run, makes quick decisions	Address the smooth transition of the outsourcing of technical support services while maintaining current efficiency
Very cooperative and flexible	Consider boosting the travel market together with us through promotional strategies
Strong; staff very committed and professional, always looking for alternative ways of business growth	A closer working relationship with the US Embassy via a new initiative about to be implemented
Our best Partner on the Indian subcontinent	Developing a more steady mutual business base
Team of highly professional human resources; provide productive and positive solutions for individual business needs	Establish and aggressively position our air services; explore opportunities in cargo business to/from Bangladesh

Stakeholder Dialogue -Banking and Finance Institutions

As an investment holding entity that pursues very aggressive acquisition strategies, JKH lays considerable emphasis on its relationship with financial, banking and funding service providers. During the year, we initiated feedback from our main bankers and received a total of eight (08) responses from Bank of Ceylon, Citigroup, Commercial Bank of Ceylon, Deutsche Bank, Hatton National Bank, HSBC, Nations Trust Bank and Standard Chartered Bank.

A questionnaire of eight questions was sent out; questions 01 – 06 were based on evaluations made against a 5 point rating system, as shown below:

1 = Poor : Far below expectations
2 = Satisfactory : Below expectations
3 = Good : Meeting expectations
4 = Very good : Above expectations
5 = Exceptional : Far above expectations

		Number of ratings received				
Question No.	**Question in brief**	**1**	**2**	**3**	**4**	**5**
01	Rate John Keells Group (JKG) in your "preferred client" list	-	-	-	2	6
02	Is JKG optimizing the relationship with your Institution?	-	3	2	3	-
03	How receptive is JKG to the introduction of new products and services?	-	-	3	5	-
04	How accessible are key personnel within the Group?	-	-	-	8	-
05	Rate financial strength of JKG among local Corporates	-	-	-	3	5
06	How satisfactory is your relationship with the John Keells Group?	-	1	-	5	2

Questions 07 and 08 remained open-ended.
Here are some extracts of the responses received :

Question 07: **Describe your opinion of JKG as a Corporate Client**	**Question 08:** **What is the most critical issue that you would like the Group to address next year?**
JKG is continuously involved in strategically evaluating business philosophy. This process helps the Group withstand and develop resilience to adverse conditions	Centralisation of support services, centralised payments and cash management mandates
Excellent risk profile, commands premium pricing, demanding but reasonable	Increase exposure to (our) banking institution and stabilise a more rewarding business relationship
Less attractive bank customer in terms of profitability because of low dependency on bank borrowings	Support the Group by enhancing our offer of electronic banking capabilities
Qualifies for unsecured lending, JKG is very focused and forward looking in planning ahead to safeguard profitability	Finalise Long Term funding requirements
Poised to meet any future challenge successfully; most JKG acquisitions have paid high dividends as the Group identifies and seizes good opportunities.	Outsource non-core activities and create shared-service centre to avoid duplication.
Done very well in Sri Lanka but not expanded regionally to optimise opportunities available. Professional and makes quick decisions	Further automation in some Group companies, and moving as a Group to fully automate back-end operations, reduce manual and work related costs.

1. CCS - Ginger Outgrower Programme	
Background	The ginger growing farmers of Aludeniya in the Hataraliyadda area of the Kandy district have always had to rely on middlemen to purchase their produce. This farming community is not economically stable, their living conditions are minimal and their survival is subject to the vagaries of the weather and middleman's pricing structure, which most often is disadvantageous. About 1,000 people in this area depend on the income obtained from farming ginger.
Issue	EGB or Elephant House Ginger Beer requires a significant amount of ginger as its base and CCS has had a constant problem finding quality ginger to suit the purpose. At the same time, the farmers of Aludeniya whose sole farming crop is ginger, require a regular buyer for their produce, giving them an assured income that would bring in a sense of security and stability.
Response	CCS embarked on a long term community development project with 200 farmers in Aludeniya, working through the Farmer organisations where 75% of the annual ginger requirement of CCS will be met. Farmers will be given a guaranteed price for their produce on a forward contract scheme, which eliminates their market risks and maximises their income by eliminating the middleman. We have seen a tangible improvement in the economy of the village, seeing developments in the family lifestyles of the farmers. This initiative has also served to decrease import substitutes thus conserving foreign exchange for the Country.
Plan of Action Phase I	We have also begun to impart technical and financial know how and assistance to the farmers through a partnership we established with the Kandurata Development Bank supported by the Central Bank of Sri Lanka. This will increase productivity and enhance quality of the product while opening up newer markets for the ginger farmers.
Plan of Action Phase II	The success of this endeavour has paved the way for CCS to look at the possibility of extending the outgrower programme to Vanilla farmers which would result in a decrease of imports of natural vanilla extract and provide Sustainable income generation for the farmers. The background work has already been laid down and the project should begin in 2005.



2. CCS - Treacle Project	
Background	Elephant House has been expanding its range of ice creams, moving away from traditional flavours to be in line with global trends that call for a blend of traditional and international flavours. One of the most innovative products that we put into the market was Pani Kadju ice cream, resembling the traditional feast of curd and treacle but with ice cream substituted for curd.
Issue	The procurement of pure kitul treacle that conforms to our stringent quality standards became a difficult process. On the other hand, kitul treacle producers live a relatively difficult existence with there being no proper market opportunities to sell their produce.
Response	In order to overcome this, we identified a small village in Kotupola Deniyaya, whose staple employment avenue is the production of kitul treacle. As an on going project, CCS directly procures 50% of the treacle requirements through the Janatha Milwala Krushi Nishpadana Sangamaya, which supports the livelihoods of nearly 900 people including 160 farmers and their families. While the treacle producers now obtain a guaranteed price for their produce with an injection of nearly Rs 25 million into their village economy, CCS is guaranteed of quality treacle to be used in production.

3. CCS - Cashew Nut Project	
Background/Issue	CCS has been importing 40% of its annual cashew nut requirement from India. While the need is met, we also realised that with cashew being harvested in Sri Lanka, pursuing a procurement procedure similar to the treacle project would be beneficial to the Country and to us, as we can be assured of a quality product conforming to our requirements.
Response	Since 2004, we began purchasing our full requirement of cashew from the local market, identifying farmers who meet our quality requirements and assuring them of a continued Partnership.
Plan of Action	From April 2005, plans are underway to sign forward sales agreements with cashew farmers which would guarantee them a fixed price.

4. JayKay Marketing Services - Developing Micro Producers	
Background	Dealing with over 500 suppliers providing a wide variety of products, JayKay Marketing decided to source its specialised vegetables, fruit and confectionery items from identified micro and small green house producers and cottage industries. Given below are three initiatives that were begun by the Company and have taken off successfully.
Issue	JayKay Marketing has always placed much emphasis on the quality of their products. In addition, the supermarkets are perceived as units that stock specialty items not readily found elsewhere in the country. However, procuring specialty items that conform to stringent quality guidelines as set out by the Company and having an unbroken supply chain has always been difficult. In addition, procuring from micro and small green house producers has worked on middlemen tactics, which has not always proven to be beneficial to either the producer or the Company.
Response	a) **Sisila Green House,** Haputale was a family owned farm run by a husband and wife team, an open farm of one acre that did not produce a substantial harvest. JayKay Marketing seeing the potential, infused technical support and know-how to enable the farm to grow. Today, Sisila Green House employs 150 people working in greenhouses spread over 15 acres producing specialty items like yellow, green and red peppers, broccoli, cauliflower, cherry tomatoes, salad cucumber and Korean eggplant. They have also expanded to supplying the excess produce to hotels both within the Group and outside. b) **The Protected Agriculture Association** in Kandy had within its membership ten farmers about six years ago. They were plagued by middleman tactics, escalating fertiliser prices and little or no technology and knowledge infusion into their farming practices. Working together with the association, JayKay Marketing today has brought into the Association's umbrella over sixty farmers producing greenhouse crops, paying them current market prices for their produce which is sold in the supermarkets. c) **Peacock Hill Farm,** Gampola was owned by one farmer working on half an acre of land. The farmer now works in partnership with JayKay Marketing, providing an exclusive array of sweet corn and Korean eggplant grown on three acres of land and employing about 25 people. He has also been given additional technical expertise in seeds and packaging to enable him to obtain better productivity. The responses above have all resulted in JayKay Marketing getting the best quality produce for its supermarkets, while giving these green house producers enhanced levels of income, increased employability to the Community around them, better prices for their produce and increased technical know-how for their knowledge improvement. By enabling farmers to reach beyond their potential, JayKay Marketing has empowered them to obtain a Sustainable livelihood, which would also lead to a development of the surrounding economy.
Plan of Action	Realising the need for a more structured infusion of technical skills and knowledge development, JayKay Marketing is currently working in Partnership with the Agriculture Department to infuse post harvest technology to the farmers in various areas of the Country.



5. Tea Smallholder Factories Limited - Extension services to smallholders	
Background/Issue	Being one of the primary suppliers to Sri Lanka's largest foreign exchange earner, the Company insists on strict monitoring of raw material at all levels of production. Industry norms are practiced and enforced while productivity and competitiveness improvement mechanisms are constantly being pursued and implemented. The Company has a smallholder base of 13,500 and given the wide and varied practices, the Company has strived to partner as many of them as possible in streamlining activities and bringing them in line with industry best practices.
Response:	• To assist the various smallholders, the Company grants extension services free of charge to improve their productivity and enhance earning potential, disseminating knowledge through seminars, workshops and field training. Practical demonstrations are carried out on smallholders' properties with adjacent smallholders also invited to participate. We consider knowledge dissemination a vital aspect for the development of the industry and the on site training programmes have served to propagate the required norms and practices needed in a competitive industry. • The Company procures and delivers fertiliser to the farmers, ensuring that quality is maintained and that the fertiliser reaches the fields on time. • Advisory services are given by the Company, with a specialist extension officer employed specifically for this purpose. Superintendents of the factories are also trained in extension work and would, on average, spend about 60% of their time visiting suppliers to discuss and implement methods of improvement.

6. Whittall Boustead Travels (Kuoni) - Supporting micro entrepreneurs	
Background	Working on best practice guidelines as detailed in the Kuoni handling manual and a code of conduct that spans the work purview of tour leaders for more professionalism to be inculcated in our operations, the Company's Business Partners include hotels, transport providers, shopping partners, tour guides and indirect suppliers. We also deal with a wide variety of customers including nature, adventure, sun-sea-sand and speciality tour clientele. As a convention, the Company has always presented our tour groups a memento that would remind them of Sri Lanka and also of the excellent service and hospitality they experienced while in the Country. Leading to this, one of our biggest success stories has been that of a micro entrepreneur who supplies ornate hand carvings as complimentary farewell gifts to our large client base.
Issue	Finding quality keepsakes that reflect the uniqueness of Sri Lanka at a commercially viable price was a challenge. As a Company, we presented our departing clients with a sheaf of orchids but were aware that once the flowers faded, there was no memory of their trip to Sri Lanka. The Company was constantly on the lookout therefore, for a gift that would reflect Sri Lanka's customs and traditions while also being a reminder of the Company that helped to make the guest's visit memorable.
Response	Darshana Hettiarachchi, who was working for the florist that supplied the orchids, decided to approach the Company with an offer to make customised wooden elephants as keepsakes to be given to clients. His creativity and gung ho attitude gave him the opportunity to provide handcrafted elephants tailormade to suit the client, a product range that has now expanded to keytags and ornate wooden caskets as well. As proprietor of Design Master and based in Bandaragama, he now employs three people in addition to outsourcing orders when they are large and has even bought himself a motor bicycle. His intention in the next year is to purchase a van to facilitate delivery. Having increased his monthly income substantially and also becoming an avenue of employment for others, the partnership has proved to be fruitful on both sides, with the Company obtaining a unique keepsake for its clientele while the supplier obtains a Sustainable income avenue which has resulted in an enhanced lifestyle and increased employability to those in the Community.

A Case in Point

Whittall Boustead Travels, one of our destination management companies sought to replace its memento for clientele from a sheaf of orchids to a more long-lasting and uniquely Sri Lankan gift. Darshana Hettiarachchi who was working for the florist that supplied the orchids, decided to approach the Company with an offer to make customised wooden elephants as keepsakes. His creativity and gung ho attitude gave him the opportunity to provide tailormade handcrafted elephants, a product range that has now expanded to keytags and ornate wooden caskets. As proprietor of Design Master and based in Bandaragama, he now employs three people in addition to outsourcing orders when they are large, and has even bought himself a motor bicycle. His intention next year is to purchase a van to facilitate delivery. Having increased his monthly income substantially and also become an avenue of employment for others, the partnership has proven to be fruitful for both sides; the Company is able to obtain unique souvenirs for its clientele while the supplier has a stable avenue of income which has resulted in an enhanced lifestyle and has created indirect employment opportunities to those in the Community.





7. John Keells Resorts - Sourcing from local suppliers

CORAL GARDENS HOTEL

S W Piyaseeli has made hoppers at Coral Gardens Hotel for the past 14 years and in this time she has served numerous VIPs and guests who are fascinated by her skill. A victim of the 26 December tsunami and tending to a mother ailing with cancer, a disease she herself had suffered from until 2002, Piyaseeli is grateful to the hotel for the assured income she receives. With her relationship skills, Piyaseeli is now able to identify repeat guests and some even bring gifts for her. JKH and Coral Gardens are proud to partner this 62 year old micro entrepreneur whose unique skill brings a special flavour to the hotel she serves in.

THE LODGE HABARANA

In a business partnership with The Lodge Habarana since 1999 to supply fruit, 35 year old K A Narada Perera of Dambadeniya has now improved his business, purchasing a lorry for transport with a separation facility and land to build his own house. His business has grown to one that gives him a Sustainable income which has now given him ambitions to become a successful businessman/entrepreneur.

THE CITADEL, KANDY

Supplying vegetables, potatoes and onions to The Citadel for twenty years, 50 year old G W Chandradasa was also a supplier to The Village Habarana since 1978, a relationship that has spanned three decades. A prime example of the Company's need to nurture and facilitate long term relationships that are beneficial to the Company and the Stakeholder, Chandradasa's supplies have increased by about 40% with his income more than doubling. Having begun his business with a small capital investment of Rs 100,000, his business acumen has allowed him to source his produce directly from the cultivators ensuring quality control, with ambitions of acquiring a shop in the Kandy Market for storage and to initiate a retail business as well.



8. Keells Tours Limited – Upgrading vehicles through the Self-Financed Model	
Background	The bookings for the winter 2003/04 season were flowing in and it appeared, at the time, to be the best season in recent times. It was estimated that the Leisure Sector would handle over 35% of the Organised Leisure Travel into Sri Lanka.
Issue	It was evident that we needed to upgrade the quality of the cars in the available fleet.
Response	Since almost 75% of the car fleet was outsourced, the self-financed model was put in place to give an opportunity for the registered owners to upgrade their vehicles. The company decided to introduce brand new cars. Negotiations were held with all the local agents and an attractive price obtained for a full-option model. Discussions with banks and lending institutions ensured the best financial package with the prospect of owning a car in four years. A special fleet policy was also worked out with an insurance company. The entire scheme hinged on the contract that was offered to the owners of these cars, in which a mileage of 3000 KM's per month was guaranteed by the company. Other benefits to these small service providers included being owners of these cars in four years, the increased value of the cars (already value has appreciated by about Rs.1 million) and the satisfaction of being in an elite team and first choice for all important tours. The pilot project was rolled out initially to 25 selected Senior Chauffeur Guides for the winter 2003 Season. Riding on the success, the second phase was launched in November 2004 with 35 cars for the Colombo Plaza Hotel taxi line operation and 40 cars for the fleet at Keells Tours.



Creating a Winning Team

JKH prides itself in having a team whose diversity in thought and action gives the Group the ability to create opportunities, overcome challenges and stimulate and motivate everyone to reach greater heights. Steeped in a knowledge culture that constantly seeks to raise the bar of excellence, our Team of 17,246 are the lifeblood to achieving the Group's Vision, and walking the talk of enterprising spirit, professionalism, innovation, governance and Sustainable empowerment.

Although JKH has been people focused in the past, the initiatives implemented were largely reactive and based on intuition rather than a streamlined process that would work in tandem with the Vision of the Group. As JKH ventured in to newer and more challenging strategic initiatives, the quality and structure of Human Resources became a fundamental cornerstone for the continued success of the group. The role of Human Resources (HR), therefore changed from a mere support function to Business Partner status.

Accordingly, Grow Talent Company Limited of India, founded with a vision of enabling organisations and people to realise their potential, was engaged on the basis of a two year partnership to undertake the task of designing processes for all critical HR Functions and their systematic implementation across the Group. The word Partnership is used in this context, in that this process was to help JKH develop its internal competencies in HR and reduce reliance on external consultants.

Needs Assessment & Employee Dialogue

The first step in this journey was to formulate the vision for HR and also to determine the strategic agenda for the HR Function within the Group. An organisation-wide needs assessment was undertaken using the tool of Appreciative Inquiry and an Employee Survey – The Trust Index to this end. Appreciative Inquiry involved meetings with a representative sample of Managers and Directors across businesses, using that Appreciative Inquiry methodology to understand the following:

a. The profile of managers and day-to-day challenges
b. Experience of the existing HR processes
c. Expectations from HR
d. Their understanding of the strengths and opportunities for improvement within JKH


31 yrs & Above
0.4 %
21-30 yrs
12 %
Less than 1 yr
8 %
Service
Analysis
11-20 yrs
24 %
1-5 yrs
30 %
6-10 yrs
26 %

The Trust Index, an internationally validated questionnaire developed by Great Places to Work Institute San Francisco, based on 20 years of research, is a survey tool used to measure Employees' perceptions of the level of trust, pride and camaraderie within the workplace. The Index collates both qualitative and quantitative data, asks Employees to consider their work group experiences and how they experience the organisation as a whole and covers the aspects of credibility, respect, fairness, pride and camaraderie at the work place.

The understanding gathered from the Appreciative Inquiry combined with the quantitative data of the Employees Survey helped to bring the initiative to fruition and also formed a data point for developing the HR Vision for JKH. The Trust Index also enabled us to benchmark our results against the very best global Employers and give the Group an insight into perceptions of Employees.


Less than 25 yrs
13 %
Over 50 yrs
9 %
Age
Analysis
26 - 35 yrs
42 %
36 - 50 yrs
36 %

Group Strengths:

- Sense of pride
- Faith in the competence and thinking of Top Management
- Ethical business practices
- Leadership
- Safe work place
- Non-discriminatory on age, race and sex
- Friendly work environment
- A culture that inculcates responsibility and accountability
- Operational freedom

Areas for Improvement:

- Fairness and transparency in decisions regarding HR
- Career Planning
- Performance Management
- Compensation
- Rewards Management
- Recruitment and Training and Development
- Involvement in decision making
- Openness of Management to suggestions
- Honouring of commitments by Management
- Improvement of camaraderie and team spirit
- Imbalance between personal life and work life

Participation in Survey = 358



Extensive research done by the Great Places to Work Institute demonstrates that building trust at the work place and enhancing a sense of pride and camaraderie in the organisation are directly linked to increasing productivity and innovation, producing high quality products and services, improving financial results and attracting and retaining the best Employees.

Recommendations by Consultants:

- Improve fairness and transparency in decisions related to HR systems and processes
- Ensure greater clarity and equity in compensation and rewards management
- Enhance levels of communication, involvement and delegation
- Improve levels of team work and camaraderie.

As a lead up from these recommendations, a two day workshop was held for all Directors of the Group, including the Non Executive Directors. The results and findings of the Trust Index and the Appreciative inquiry were shared and the participants began the task of mapping out an HR Vision.

The premise on which the Visioning Workshop set about drafting the HR vision was to create a future of our own choosing and committing to creating a future that all at JKH can collectively aspire towards. The HR Vision will form a framework and philosophy that guides and determines the nature and direction of our people resources and processes. It was not about a Vision of a particular business, function or department, but an expression of our deepest aspiration of creating a great workplace to realise the ultimate potential of our people.


Developing the HR Vision
The Core Building Blocks of the HR Vision
Inspired People
Caring for People
Leadership
Three Vision Statements
Two Day Workshop for 180 Managers
Final HR Vision - Developed
'John Keells - More than just a Workplace'
Vision rolled out across the Group by
obtaining the buy-in of all Employees
Mission – Walk the Talk

HR Structure

A structure to support the HR vision and enable the HR processes and systems is now in place and the approach to designing the HR structure was :

a. Understanding the strategic priorities for the Sectors and key businesses;

b. Understanding the expectations from HR and the function HR must play to help the Sector and businesses realise their strategic priorities;

c. Mapping the relative importance of various HR processes at the level of various sectors and key businesses;

d. Internal and external benchmarking by studying the structure and functions like finance within JKH and HR structures of large conglomerates which are comparable to JKH

e. Developing HR structure options and refining them based on discussions and reviews amongst Stakeholder groups

The HR structure not only lends to business exigencies of each business but also forms a strong foundation to making John Keells More than just a Workplace. Given that the HR structure is in sync with business exigencies, the structure is flexible enough to adjust to changing business requirements and lends to a partnership with the businesses.

HR structure at the Centre:

- It is a Centre of Excellence
- Responsible for the design and implementation of all HR Processes and Systems
- Directly responsible for all HR functions for managers and levels above

Sector HR divisions are the implementing arm for all HR processes and systems and is directly responsible for HR functions of Employees below the level of managers in accordance with introduced guidelines. The division of the responsibility between the Centre and the Sector was proposed to lend to greater autonomy at the Sector level and give easy access to Employees to the services offered by the Sector HR divisions.

Fairness and Transparency - Performance Management System

Performance Appraisals of individuals at John Keells are carried out through an assessment on values and business performance in order to ensure that values and strategic priorities will guide individuals in succeeding in the Organisation and also to ensure that the Organisation achieves its goals.

Reforms were introduced in three broad dimensions:

a. Formalise process - include regular feedback as a key element
b. Use simple tools across the Group - customised appraisal forms/matrix and selective Peer/Upward feedback
c. Institute collective decision making on HR decisions bringing in consistency, fairness and transparency

Managers and Directors in turn committed time for the feedback and decision making process, ensured their willingness to manage any fall outs arising from high objectivity, transparency, expectations and manage non-performers and engaged in coaching / mentoring and feedback conversations.

During the year the revamped performance management process was extended to encompass Assistant Managers and Executives, with modifications as appropriate, without compromising the underlying objectives.

Further refinements to the process occurred for the 2005/6 cycle with the John Keells Competency Framework together with Sector Competencies and Technical Competencies being developed and the Career Planning, Training and Development modules of the GrowTalent Project engagement being completed.

John Keells Leadership Framework

The leadership framework of John Keells is defined by the behavioural competencies of its people. Competencies are the knowledge, skills and attitude required to be successful in a job role at John Keells and provide the cutting edge to an organisation.

Leadership Framework

Knowledge, Skills, Attitude

Three Competencies

1. John Keells Behavioural competencies ("Roof competencies")
2. Sector/Function specific Behavioural competencies;
3. Sector Specific Technical competencies.

Competencies are measurable and help individuals and organisations improve their performance and deliver results. It helps employees understand what they need to do, in order to succeed in their jobs and careers. Competencies make people processes such as Performance Management System, Recruitment and Selection and Training and Development sharper and form the backbone of all HR systems and processes at John Keells.

The Roof Competency framework is linked to the Organisation's business priorities, vision, values and strategies, leveraging on the unique success factors of the Group, which were identified through a dialogue with a cross section of Employees/managers in the organisation.

The Competency framework, which has been made available to and explained to all executives and above in the Group, now forms the foundation of all HR processes such as Learning and Development (to develop Employees to perform), Reward and Recognition (to motivate people to give their best), Compensation and Benefits (ensuring fairness and ensuring that Employees get what they deserve), Recruitment and Selection (ensuring right fit for the right job), Career Planning (realising aspirations) and Succession Planning and the Competency Framework enables the company to constantly raise the bar to meet the ever demanding challenges.

Identification of Roof Competencies

Process	Involvement	Focus
Personal Critical Incident	Group Executive Committee Group Operating Committee Profit Centre Managers	Outcomes compared with global best practices, existing Behavioural Anchored Rating Scale measuring performance of individuals vis a vis capabilities

Identification of Sector/Function Competencies

Process	Involvement	Focus
Half day workshops	Sectoral Head Profit Centre Managers Sector Financial Controllers Sector HR Head Sector Directors	Arrive at specific behavioural competencies based on strategic business priorities and competitive advantage

Career Management

The philosophy and operating principles of Career Management at John Keells are to build a culture and processes whereby Employees feel responsible for building their careers. With the publication of the Competency Framework, Employees were enabled to develop and acquire competencies required for a position or level which will permit them to grow with the growth in business of the Organisation. The Organisation, for its part has put in processes to help Employees fashion their careers at John Keells – eg. making the managers responsible for developing the next line, rigorous succession planning programmes and providing opportunities for growth in the organisation by a robust Performance Management System and introducing processes such as Internal Job Posting Programmes, which enable vertical and lateral moves, Learning and Development Function which undertakes competency based training and gives persons opportunity to build on their capabilities and provides coaching. Employees at the Manager level and above have also been provided with a Career Planning Development Handbook which can be used by an Employee to build a roadmap for development with the Group.

At John Keells, career growth is not only about moving upwards, but also about building skill, knowledge base, positive attitude and performance at the highest levels of integrity and accountability. It is about lateral movements, cross-functional movements, enriching current employment and preparation for future challenges.

Very briefly, as an Organisation, the John Keells Career Planning Philosophy:

- Looks at career management including succession planning as a leadership development process, helping to build a leadership pipeline through the development of people
- Builds processes and a culture whereby Employees feel responsible for building their careers
- Encourages individuals to develop or acquire competencies required for the position or level
- Makes Employees responsible for delivering performance above expectations
- Gives managers the responsibility for succession planning
- Inculcates the thought process that career growth cannot be taken for granted and is dependent on the growth of the Organisation
- Enables individuals to make effective career moves in the interest of the Organisation and themselves

The essence of leadership is to discover and nurture individuals with potential. The Group has also embarked on a process of training persons in becoming effective coaches and this work is on going. It is anticipated that this process will assist the Group in building trust, relationships and commitment, discover and develop talent, assist in career planning, create a shared vision and cultivate long term Sustainable Development.

Recruitment and Selection

JKH analyzed best practices around the world and modelled its Vision and Operating Principles for recruitment, selection and retention based on the philosophy that we want to

- attract and retain the best talent available
- become a preferred employer
- put recruitment policies in place to build a culture of meritocracy
- hire people for the company and not only for the job
- hire for Values, Capacities and Competencies


Placement Agency/
Search Agency
Buddy @Work System
Resume Database
Talent Scout
Talent Fit
External
Internal

Several internal sourcing methods have been introduced to the Group, such as:

Talent Fit, which gives the opportunity to develop the 'Group Talent' of JKH by giving them the opportunity to apply and be selected through a pre determined selection process for open positions. Group Talent emerges from the Performance Management System and based on set criteria.

Internal Job Posting Programme, which involves mandatory internal publication of open positions across the Group for director level and manager level positions and later upto Executive levels, enables employees to meet their career aspirations, provides additional opportunities for leadership and allows the Company to develop the Internal Leadership Pipeline while the managers develop the Second Line. This programme has been received very well in the Group and is a pre-requisite to external sourcing except in pre defined circumstances which have been published.

Buddy @ Work System - It is also envisaged that processes whereby an opportunity is given to Employees of the Group to suggest individuals who may be aptly suited/qualified for open positions will be introduced in the near term. The rationale for the introduction of such sourcing methodology of this nature is that experience suggests Employees have a better understanding of the Organisation and would therefore suggest people with the right attitude but not necessarily the best fit for the job, thereby reducing issues of cultural mismatches.

The Selection process has been streamlined to ensure that it is robust and transparent. An interview process has been laid out and also an on-going tracking of assessment has been set up whereby assessment at the time of interview versus performance on the job are mapped to create a clear link between Performance and Recruitment and Selection. Special care has been taken in dealing with internal job applicants so as to ensure that the transparency of the process is maintained.

An Induction Programme at the Centre has been introduced with the following objectives in mind:

- To manage the first few experiences with the Company as an Employee
- To bring the inductee on board much faster
- To instill the Values and Culture of JKH in the inductee
- To clarify what is expected from a JKH Employee
- To impart knowledge of overall business of JKH
- To instill a sense of pride and ownership in the inductee
- To understand the strategic strengths/uniqueness of different sectors
- To build a brand for JKH

The Centre Induction is conducted once in every two months with attendance for all new Employees being compulsory.

A Case in Point

Anura Gamage is an achiever. Working at JKH's Ceylon Cold Stores for six years now, Anura has risen from being a Sarasavi Saviya trainee to Production Executive and has a number of extracurricular activities under his belt that most can only dream of. He has earned JKH's internal Employee recognition award V-SPARC twice for his contribution to the overall success of CCS; he comperes at most CCS events; he has worked on ISO certification; he has helped to bring in Kaizen and 5S, earning CCS a merit award at the Taiko Akimoto 5S Awards. Hailing from the South, Gamage is a product of the much-maligned national university system and his story is bound to silence the critics. Coupled with his abilities and the faith that John Keells has in him, he has today, become the motivator of a winning team!

Emerging with a B.Sc in 1995 and while serving in a clerical position at the Ministry of Education, Gamage spied an advertisement for the Tharuna Aruna Programme (now Sarasavi Saviya), a placement programme that allows graduates to train in private sector institutions. After thinking hard, he decided to quit his job at the Ministry and applied. He was selected by JKH's Ceylon Cold Stores and after 1 year of training, Gamage was made a Management Trainee at CCS.

The promotions were quick, but Gamage surmises that he performs at his personal best because he is given the opportunity by the management. "I seized everything that came my way. At CCS, I have learnt languages, people skills, and the powers of positive thinking. I have been exposed to many training programmes including Outward Bound which I enjoyed very much." Gamage has been the chief initiator of Small Group Meetings, the Kaizen, 5S, and Quality initiatives, as well as working on ISO certification and was rewarded with a ten day tour of Chennai and Madurai for his efforts. Gamage's immediate ambition is to become Assistant Manager, and later to get more involved in JKH's training and development programmes.

Mindful that if not for Sarasavi Saviya and John Keells he would have been marginalized in the recruitment to the private sector, Gamage says that graduates should use opportunities extended by the private sector to better themselves. "If companies like John Keells are willing to give us the opportunity to do something with our lives, then we must make use of it", concludes Gamage.

As part of a systematically structured three-pronged CSR initiative that encompasses Education, Health, and the Environment, JKH is proud to assist unemployed graduates from local universities through the Sarasavi Saviya programme. In 2004 alone, JKH offered 100 graduates the opportunity to get on-the-job training across the Group, including F&B, retail, infrastructure, logistics, leisure, tea, financial services and IT. While helping to alleviate a national predicament, JKH is also assisting these youth to further themselves in a career of their choice, promoting self development and uplifting overall living standards.



Compensation and Benefits

JKH during the year articulated to all its Executive level Employees and above the philosophy and principles of Compensation & Benefits at JKH, viz

- Compensation is linked to individual performance
- There should be an independent market benchmarking exercise
- Market review of compensation will be done for all Employees where possible
- Any adjustment in compensation will be subject to capacity of the business to pay and projection of business performance (affordability)
- The process of adjustment in compensation will be fair and objective and there will be rigorous review process
- In line with global best practices there should be a significant component of variable compensation to motivate high performers.

Some other principles and policies that were articulated were:

1. The Company will endeavour to position all employees with a performance rating of 3 (meeting expectations) or more (performing above expectations) at a minimum of market average for that job (subject to profile matching market benchmark, capacity to pay and affordability). Any deviation from the principle will require the approval of the Group Executive Committee with specific time bound plans to correct the situation
2. In benchmarking it will be jobs that will be benchmarked and not salaries
3. A uniform process for compensation review will be adopted across the group

The transparency that was brought about in this manner was very well received and lent credence to the HR processes that were being rolled out.

Learning and Development Initiative

The new Learning and Development process was successfully launched in May 2004 as part of the new HR Initiatives project. In order that the HR Function is better able to support business growth and increase Stakeholder satisfaction, our Learning and Development process needed to be more in sync with organisational training needs and business goals. The existing process was studied and certain modifications were made to make the process more streamlined and effective. Not only is there more clarity in the Learning and Development process now, but thanks to effective communications of the process via the Training Manual, quarterly Training Calendars and most recently, the Training Directory, we have also been successful in getting our employees and management to think along the same lines with regard to training needs identification, learning objectives and post-training follow up.




V-SPARC
spread your wings
Values
Recognition
Superior
Performance

Reward and Recognition

The introduction of a group wide recognition programme by the name of V-SPARC (Values – Superior Performance and Recognition Creation) with the aim of promoting a culture of empowerment by allowing managers and supervisors to decide on awards by themselves and in a timely manner, to propagate and recognise the living of John Keells Values (as set out below) built goodwill across the Group, though the award in monetary terms was negligible.

- Outstanding customer service – internal and external
- Creating shareholder value
- Outstanding achievement that sets new standards in innovation or excellence
- Inspiring example of ethical conduct or upholding of HR building blocks even in trying situations
- Outstanding contribution to community/society in one's personal capacity
- Any other special initiative shown



Environmental Performance

One of the key platforms in our Sustainability endeavours is our relationship with the Environment and the impact our actions have on the well being, conservation and preservation of the Environment. Our membership in the United Nations Global Compact has embedded the principles of Environmental Sustainability that much further into our operational aspects, ensuring that JKH is firmly committed to create and sustain the Environment for future generations.

It is pertinent to mention that JKH has always been conscious of the importance of working with the Environment rather than against it or simply existing with it. Our hotels over the years, have put into place various measures that work on this philosophy as have some of our manufacturing concerns. Our companies are aware of the statutory regulations and abide by them, but is that enough?

Key Initiatives

Company	Issue	Response
John Keells Group	Need to comply with international best practices in the areas of Environment, Health and Safety (EHS)	Initiated a Group-wide EHS Audit conducted by renowned group of EHS Consultants
Ceylon Cold Stores	Excess usage of energy	Energy Management System which reduced energy usage
John Keells Office Automation	Plastic toner cartridges not being disposed of in an environmentally friendly manner	Initiated recycling process that breaks down the plastic into resin pellets for recycling
JayKay Marketing	Degradable bags introduced not meeting the objective of being totally bio-degradable	Discontinued the use of these bags until an alternative is found

1. John Keells Holdings Environment, Health and Safety Audit

Background

In the past, JKH has had methodologies that have ensured compatibility with statutory EHS regulations. We have also been conscious that we must go the extra step in being Environmentally friendly. Although Group companies were in line with accepted norms, we felt that JKH was not essentially at the top of the rung compared to other global companies. This prompted us to contract the services of Somaratne Consultants (Pvt) Limited to conduct an EHS Audit across the entirety of the Group at an investment of Rs 2.5 million. The Consultants have extensive knowledge of globally renowned EHS practices having worked with Fortune 500 companies and have the experience to benchmark JKH against the world's best Organisations. The aim of the whole audit is to streamline the EHS workings within the entire Group to meet our ultimate goal of being considered a benchmark Company in a global business sense.

The Process

The audit was conducted across 51 business units in 20 sites. Multiple units of similar nature were treated as one holistic unit. Interim Reports were submitted periodically and the final report, consisting of 51 individual reports that encompass conclusions and recommendations is due to be submitted shortly. The Audit is submitted in two parts, one dealing with the Environment and the other dealing with Health and Safety. The Report will study the practicalities of what is being practiced on the floor and the management system and structures in place.

The following are the only segments of the operations that do not come under the purview of the audit:

Maldives Resorts	- being a different territory, conducting an audit proved difficult at this initial stage
Plantations	- due to a restructuring of the sector
Lanka Marine Services	- already had comprehensive EHS structure in place

Issue	Although JKH is compliant with accepted rules and regulations, several gaps existed and the objective is to identify the gaps and make JKH totally compliant with globally accepted norms.
Response and Scope of Report:	The audit was conducted benchmarking JKH with internationally formulated practices and standards including OHSAS 18001, ISO 14001, BS800 and other relevant standard procedures practiced by Fortune 500 Companies. • To identify a roadmap looking at best practices of global top end companies • SWOT analysis of where we are and where we aspire to be • Analyse the relevance of global best practices and customise same to suit local conditions • Compilation of a comprehensive list of environmental concerns, impacts, risk assessments, compliance to legal regulations and statutory requirements
Plan of Action 2005/6	To implement the feasible recommendations as detailed in the Audit Report



2. Ceylon Cold Stores EHS Policy	
Background	Having won numerous awards for a variety of processes and practices, this ISO certified Company has been in the forefront in dealing with Environmental issues. The Company is on a constant improvement curve when it comes to health and safety of both Employees and visitors, striving to achieve zero accident levels. Procedures and good habits on Environment, Health and Safety (EHS) are cascaded to all levels of Employees, regularly assessing and implementing EHS measures in line with certified codes of ethics and standards.

Ceylon Cold Stores was awarded the Best Energy Saving Institution 2004 Award by the Sri Lanka Energy Managers Association and the Green Sri Lanka Environmental Award 2004

CCS Environment, Health and Safety Policy

- We ensure a safe and healthy Environment at CCS for all our Employees and visitors and continuously improve it.
- Safety is a high priority in all phases of our business.
- We strive to achieve zero accident levels at CCS.
- We continuously train all our Employees on EHS.
- We encourage all our Employees to identify possible threats to EHS standards at CCS and inform the Management.
- We are committed to establishing, maintaining and continuously improving a safe and healthy environment at CCS for all our Employees and visitors, with active Employee participation.
- We will regularly assess, implement and verify compliance with EHS measures.
- We are committed to maintaining all our machinery, equipment, vehicles, buildings etc towards an accident free working Environment.
- The EHS Policy will be periodically reviewed.
- We strictly adhere to all laws and regulations applicable to our Business.
- We are committed to minimising Environmental pollution within CCS premises

3. CCS - Energy Management System	
Issue	To reduce the thermal and electrical energy consumption of the Organisation
Response	A Comprehensive Energy Survey was conducted by LTL Energy (Pvt) Limited, a leading energy saving Company in Sri Lanka, jointly with the Confederation of Indian Industry (CII), which is a leading energy saving consultancy organisation in the world. The conclusion to the survey showed that CCS had the potential to reduce electrical and thermal energy by 10%. As a result of the audit, 20 thermal and electrical projects were proposed. According to the effective pay back of each project, the project was a total investment of Rs 2.3 million while the expected annual saving was Rs 1.6 million. As a result, the Company now has a saving component of about Rs 2 million, even though electricity tariffs were increased. Phase 2 has also begun with a total investment of Rs 7.1 million with an expected annual saving of Rs 3.2 million. Therefore at the end of phase two, the total annual saving would be Rs 5.3 million where the Company will be able to recover the total investment in less than 2 years. The factory is divided into 12 zones and a zonal leader is responsible for the energy savings of that zone. They will monitor energy consumption on a weekly basis. Zonal Leaders Meetings are held (ZLM) monthly under the guidance of the Energy Manager. Competitions and promotional activities are held every three months and the best zonal leader is recognised with an award.
Plan of Action 2005/6	To complete Phase 2 of the Energy Management System

4. CCS - Waste Water Treatment

Issue	To discharge water as per the specifications of the Central Environment Authority
Response	Completed the construction of a waste water treatment plant at a cost of Rs 21 million. The plant can handle a capacity of 1,100 cubic meters of water per day.
Plan of Action 2005/6	The plant is in the process of being commissioned

5. CCS - Gasfire Installation

Issue	Avoid burning diesel fuel and releasing carbon dioxide into the Environment
Response	Install a gasfire which operates on solid fuel in the plant boiler which generates carbon dioxide for production. Feasibility study is complete.
Plan of Action 2005/6	Installation of gasfire, subject to recommendations being approved by the Board

6. John Keells Office Automation - Toshiba Go Green Project

Background	JKOA have always strived to work towards environmentally friendly practices and firmly decided to walk the talk by looking at internal practices first. By developing a quality policy, one of the questions the Company asked itself was how does it contribute towards the preservation of the Environment.
Issue	With its toner cartridges being essentially made of plastic and thus being non-bio degradable, JKOA decided to look into the possibility of working towards a solution to minimise the Environmental degradation that the plastic cartridges cause.
Response	1,000 mailers were dispatched to our key Customers/dealers that JKOA would accept used toner cartridges for recycling. Toner cartridges were collected on a rewards based scheme offering discounts and Keells Super vouchers. A plastic recycling manufacturing company has been sourced to recycle the plastic toner cartridges, which are broken down into resin and subsequently reused as raw material for other products. The initiative is the first ever to be launched among all Toshiba Partners worldwide and is currently being studied by other regional Partners as a feasible project towards making Toshiba Environmentally friendly. Since December 2004, we have already collected about 400 cartridges which are stored in a dedicated warehouse to be dispatched when we obtain the required 3,000 cartridges for recycling. The Go Green project has thus far involed an investment of Rs 200,000.
Plan of Action 2005/6	The initiative was launched on a very low key basis in order to gauge Customer Feedback. With the success we have seen thus far, we aim to promote the initiative through a mass media campaign, which will reach our 7,000 strong Customer base, expanding it into the dealer base as well. We also aim to increase the number of mailers to 5,000. The initiative which is currently Colombo based, may be expanded to cover other parts of the Country as well, probably using Partner networks within the Group to help us in our logistics.



7. JayKay Marketing Services - Discontinuation of Degradable Bags

Background

Looking inward at processes and systems that work on the platform of Sustainable management has been the norm at JayKay Marketing Services, primarily due to the service aspect of its operations. Priding itself on being constantly aware of Sustainable best practices, JayKay Marketing has involved itself with obtaining a wide network of Business Partners and Stakeholders who are like minded in Sustainable practices and Environment Conservation. One of the initiatives the Company decided on was to replace the widely used plastic shopping bags with degradable plastic bags. The Company contracted an external organisation that claimed to manufacture degradable bags that were Environmentally friendly and introduced the degradable bags in June 2004.

Issue

According to a letter received from the Industrial Technology Institute (formerly the CISIR), scientific evidence shows that degradable shopping bags will not help in any significant way to protect the Environment, nor to reduce the problem of dengue mosquitoes breeding in stagnant water. This is because the process of destruction or degrading of the bag is triggered by external factors such as exposure to ultraviolet rays, heat/temperature, stress and oxygen. The initiation and rate of destruction depends on these factors which are beyond the control of the consumer after the bag is discarded. Other than in selected applications where usage is carefully controlled, as in plant nurseries and garbage disposal, the use of these bags at their present state of technology can only create more Environmental damage in the short and long term

> "I much appreciate your company's interest and commitment to the preservation of the Environment. However, I believe that in this case, in the interests of the general public and society as a whole would be better served if more focus is given on the recycling and waste management of plastics shopping bags and other forms of plastic packaging."
>
> *Manager* – Rubber and Plastics Technology Group
> Industrial Technology Institute

Response

The bags were removed from circulation immediately as the objective of preserving and helping the Environment was not met.

Plan of Action

We are constantly in touch with the relevant authorities to find a solution to the problem and await their responses. The solution must meet the objective of being an Environmentally friendly one while also being economical in the context of continuation of business.

Social Performance



There is no argument that Corporate Social Responsibility (CSR) today has become a buzz phrase among corporates. The lines between CSR, Social Commitment and Sustainable Development are narrow, sometimes spreading into each other, but nevertheless have the same objective in mind – that of improving the Sustainability of Communities in which the Company operates.

We have a history spanning 130 years and in that time, JKH has become a company that directly and indirectly Touches the Lives of hundreds of thousands of People, not only in Sri Lanka and the region, but around the world. The nature and scope of our work, deems it thus. We have strived to create employment, enhance knowledge, infuse best practices, create opportunities, nurture enterprise and spark entrepreneurial spirit, promoting Sustainable Development that has enabled Communities and segments of Society to improve their lives, livelihoods and lifestyles. Sustainable Development for us therefore is more than Social Responsibility; it is more than Social Commitment; it is about Touching the Lives of People and helping them to gain empowerment so that they are spurred to hone their skills, use their knowledge and seize the opportunities that surround them for a Sustainable livelihood.

At John Keells, community development has now become a part of 'business as usual'. Through the dedicated CSR platforms of education, health and environment, we have worked on a number of projects that would enable citizens of this country to take stock of their lives and move on. The CSR Foundation came into being as one of the fundamental trusses of the Company's strong commitment to Sustainable Empowerment of this nation. The seriousness of our motives is already displayed in that all paperwork has been concluded and we await registration in 2005. The primary objectives of the CSR Foundation can be construed as broadbased and almost daunting, considering the far reaching thoughts behind the following intentions:

- Improving the quality of life and income of our Stakeholders
- Promoting knowledge and understanding of Sustainable Development
- Providing financial and other assistance for critical needs in education, training, healthcare, housing, science, sports and arts, the differently-abled and other deserving Communities
- Focusing more on best practices

These will run in tandem with providing assistance for rehabilitation, reconstruction and upliftment of educational institutions, hospitals, housing, empowering the differently abled, promotions of knowledge in all spheres, entrepreneurship, overt management, preservation of the Environment and charitable causes.

Corporates have a responsibility towards the Citizens of the Country in which it operates and we take this responsibility seriously. All our business establishments are constantly in touch with their Communities, their needs and wants. The projects carried out work on the ethos of Sustainability of Society, Community and the Environment. From encouraging recycling and beach clean up projects to the development of schools and places of worship in partnership with the Community, the entirety of the JKH team believes strongly in working together with the people around them.

However, we do not believe that charity is the answer to Sustainability and instead have taken up the cause of driving Sustainability by empowering the people of Sri Lanka to realise their potential and grow, with each other and for each other.

Key Initiatives

[illegible]	[illegible]
National Cause	
Disaster wreaked by tsunami on two thirds of people living on the coastline resulting in deaths of breadwinners, unemployment, lack of shelter	Establishment of the JKH Tide Relief Initiative which will look at short, medium and long term solutions to the problems faced by tsunami survivors
Education	
Need to improve English literacy	English Scholarship Programme for students between 13-15 years culminating in a 2-year diploma
Lack of facilities in neighbourhood schools	Identified three schools in the vicinity of our Glennie Street offices and work with them on an ongoing project towards their improvement
Need to improve water and sanitation in State run schools	Joined with Department of Education to provide water and sanitation facilities to needy schools around the country
Health	
Increasing numbers of people afflicted by blindness due to cataract	Initiated project to perform 1,000 cataract operations in all nine provinces

Background

Having identified that the building block for the future of young learners - the use and knowledge of English was woefully lacking among the younger generation, JKH began a programme in partnership with the Gateway Language Centre to provide scholarships for promising students and eligible Employees' children. Through this programme which is closely monitored by a dedicated team at JKH, we believe that we are giving young students between the ages of 13 and 15 years an extra edge in life, when it comes to competitiveness in knowledge building in a global sense. This will also lead to the young student's abilities of communication being enhanced, thereby creating a desire within them to further their knowledge and education.

Process

- Principals nominate students with a talent for English
- Students take an aptitude test set by Gateway Language Centre
- Selected students are categorised into different levels according to pass marks
- Students follow the Diploma Course for two years with study materials including audio and video study aids from Edexcel, UK.
- The investment in each student for the course borne by JKH : Rs 33,550

Progress thus far

- Total investment in project for Phase I : Rs 4 million
- First batch of 150 students began in September 2004
- Areas selected: Galle, Kandy, Colombo and Gampaha
- 76 students selected from among the children of minor staff of JKH who have served the Company for more than five years
- 74 students selected from specific schools located in close proximity to our business establishments
- Success Rate: 139 students followed through to the next level at the end of the first semester

Plan of Action 2005/6

- Total investment in Project for Phase II – Rs 4.9 million
- Second batch begins in May 2005 – ground work already completed
- 125 students from Panadura, Wellawaya, Bandarawela and Matara

Plan of Action 2006/7

- Spread the scholarship programme to as many of the outskirts of the cities as possible
- Set up a dedicated English Language Centre in Habarana



A Case in Point

Very talkative and extremely confident, 13 year old Sandun Amiththa Bandara treks every Saturday morning from his home in Wellampitiya to follow a four-hour English class at the Gateway Language Centre in Nawala. A Grade 8 student of Lumbini Vidyalaya, Bandara's ambition is to become a Transmission Engineer. The many certificates he has won at national level prove that he has excelled in the subject and indicate that it is highly likely that Bandara will one day achieve his dream. He applied and was granted permission to have his own television station at the Lumbini Science Exhibition, a feat that saw his parents borrow Rs 140,000 to fund the project. Bandara was also adjudged runner-up for establishing his own radio station at Astro 2003, an all-island Astronomy and Space exhibition organised by the Ministry of Science and Technology. He has been lauded by the country's best Broadcasting Clubs for his prowess in electronics, engineering and IT. Bandara is also an excellent orator, debater, actor, producer, director, and chess player.

However, the overhanging cloud over the genius of young Bandara is his fluency only in the vernacular. Would this deter him from the rigors of international transmission engineering? This was where JKH's English Language Scholarship program came to his aid. "My father works at Ceylon Cold Stores," says Bandara, his wide open eyes and smiling face showing much happiness as he sits in the pleasant environs of the Gateway Language Centre. "John Keells held an examination for Employees' children to give them an opportunity to study English. I normally come third in class and also because I read voraciously and am always watching CNN and BBC, I got a scholarship to follow this course."

Using audio, video, and textbooks from the UK, the 2 and a half year-long English language course is one designed for teenagers and school leavers, graded at five levels according to experience and competence. On completion of the Diploma, which is designed by and awarded by Edexcel, a student is deemed proficient enough in English to follow university-level education in the United Kingdom. For Bandara, to learn English in a practical manner where listening, speaking, reading, and writing are all part of the syllabus, was a dream come true. "I know that if I want to become a Transmission Engineer, I have to know English. What we learn in school is not enough for me to get to my goal. At Gateway, I am able to go that much further. In fact, I try and take some of my books to school and share some of my good fortune with my classmates, because they will never be able to afford this kind of education" concludes Bandara.

In keeping with its overall CSR Policy for 2004/05, JKH endeavours to contribute towards the upliftment of Society by broad-basing English language proficiency: a precondition for Sri Lanka to leap into the information age. JKH's current needs-based English Language Scholarship Programme for 150 teenagers therefore makes English proficiency an integral part of these young people's ambitions and career aspirations.

Background & Response

Some of the schools adjacent to JKH Head Office at Glennie Street, Colombo 2 could be construed as some of the most neglected and forgotten. Catering to children from underprivileged families in the neighbourhood, these schools most often have dilapidated buildings, no water or sanitation, and are devoid of basic necessities and school equipment to impart an effective education. This prompted JKH, sans any ethnic consideration, to Partner three of the schools in the area, requesting them to detail their needs in order to develop the schools so that they can improve the quality of education that is provided to the children. In the first phase of our project we addressed the basic needs especially water and sanitation which was a priority. Phase II will see further improvement in the schools.

Al Ameen Muslim Vidyalaya – 245 students

- Provided water and sanitation amenities via water tanks, clean drinking water areas and toilets
- Reconstructed leaking roofs
- Wire-brushed and rust-proofed iron beams



අල් - අමීන් විද්‍යාලය
அல் - அமீன் வித்தியாலயம்
Al - Ameen Vidyalaya
54/1, Sir Mohamed Macan Markar Mawatha,
Galle Face, Colombo - 3. Sri Lanka.

Our Ref No:
Your Ref No:

Phone: 2303790
Date 05.05.2005

Principal

Mrs. Jhansi Ponniah,
Head, Corporate Responsibility Committee,
John Keels Holdings Limited,
Colombo. 2

Sir,

Development of Basic Facilities in our school

We the staff and students and the school Development Society wish to express our wholehearted and sincere thanks for your kind and generous gesture in developing certain basic facilities in our school.

We hope that similar assistance would be extended in the future too, for which act of kindness we would be forever grateful to your goodself. May almighty God bless you and your staff.

Thanking your goodself,
Yours most faithfully,

M. Y. THAHA
PRINCIPAL
C/AL - AMEEN VIDYALAYA
COLOMBO - 03.

Holy Rosary Sinhala School – 330 students

- Provided water and sanitation amenities via water tanks, clean drinking water and toilet facilities
- Constructed ventilation areas as there was no ventilation or light coming into the classrooms
- Provided furniture for the science laboratory
- Constructed movable partitions in order to allow multiple classes to be carried on at the same time

Holy Rosary Tamil School – 498 students

- Provided water and sanitation amenities via water tanks, clean drinking water areas and toilets
- Provided furniture for the home science laboratory – this laboratory also serves as a vocational training centre for the students in order to prepare them for a vocation, as most children would leave school in search of employment after their O/levels

Plan of Action 2005/6

We have decided that these neighbourhood schools will be adopted by JKH as a part of the ongoing project to uplift the educational standards of these institutions. The schools are very small and have no play area at all. Most often, classes from Year 1 to O/levels are conducted in one building. While there is no possibility of providing the children a dedicated play area for each school, we aim to provide more classrooms by constructing more storeys on the existing buildings. The buildings will also be regularly maintained and equipment will be added on.



Background & Response

Water and sanitation amenities in most Government run schools situated in difficult areas of the Country have not been a priority. This has led to a spread of disease and lack of hygiene among children. Using the wide network of business concerns around the Country, JKH began the Schools Water and Sanitation Project, to provide identified schools with these lacking facilities. For this project, we have partnered with Bentota Beach Hotel, Coral Gardens Hotel, Habarana Lodge, Habarana Village, Club Oceanic, Citadel, JKOA, Hingalgoda Estate, Ceylon Cold Stores and Keells Tours. Each of these Companies has undertaken to carry out the construction and provision of water and sanitation facilities in the schools around its operational areas.

Schools were selected from a list of 200 provided by the Education Department, which enabled JKH to help the state in providing facilities to deprived schools. During the year JKH completed 34 such school projects at a total investment of Rs 4 million.

Background & Response

One of the primary causes of blindness in Sri Lanka is cataract. It has been found that 95% of cataract patients can be corrected through surgery but most often due to lack of finances and means, many patients live with the progressive blindness that this disease causes. What is most regretful is that all these patients are employable and can be productive in their vocation, but are hampered by the blindness the disease causes. This fact has therefore contributed to able people being unable to contribute to their own development and the Country's upliftment.



Base Hospital	Province	No of operations
Avissawella	Western	50
Galle	Southern	17
Kegalle	Sabaragamuwa	27
Hambantota	Southern	25
Matale	Central	328
Total		**447**

Realising the futility of the situation, JKH decided to align itself with the WHO concept of Vision 2020 and implemented a project that would provide 1,000 patients with cataract operations. This will be spread over the nine provinces and be executed via the base hospitals closest to the patients. While we have grappled with logistical problems of transport for patients in difficult areas and specialist surgeons willing to perform the surgery, we have to a great extent overcome the challenges and should reach the target of 1,000 cataract operations this year.

Plan of Action 2005/6	Planned as an on going project, JKH will enable 750 cataract surgical procedures next year, extending to Vavuniya, Galle and Hambantota as well.
Plan of Action Beyond 2005/6	We have also noted that there are large numbers of children between the ages of 8 and 11 who lose their sight or become progressively blind. Most of these cases can be corrected with a simple pair of corrective spectacles or lenses. On a similar plan to Vision 1000, we will choose children who would require corrective action and also work on a multi-media awareness campaign on the prevention, cure and the common misconceptions and myths on vision. We also aim to identify youth who require cataract surgery.

Supporting the Arts

Background & Response	Sri Lanka's inherent genius in the arts that has for centuries been lauded by pundits the world over, has in modern times seen a lack of motivation, dynamism and showcasing power, especially for the young artists who have found no backing or assistance to display their talent. Being highly committed to preserving and developing this intrinsic talent, JKH has partnered the George Keyt Foundation for the last 14 years in promoting one of the most celebrated events in Sri Lanka's art calendar. Encompassing the concept of the Parisian pavement artists, Green Path in Colombo becomes the canvas for artists young and old to display and sell their works of art. This event not only provides an opportunity for artists even from the remotest areas of the Country to display their talents, but is also an opportunity for JKH to play a part in encouraging and improving the creativity and originality of Sri Lanka's artists as an avenue that will give them economic benefit, which would naturally enhance their lives.

On the 26th of December 2004, Sri Lanka and its Indian Ocean neighbours experienced the worst-ever natural disaster the world has faced. Tsunami tidal waves claimed the lives of more than 40,000 Sri Lankans, decimated hundreds of coastal communities around the island nation and brought untold misery to thousands of grieving people, faced with the grim reality of devastated families, homes, communities, and livelihoods. The John Keells' Tide Relief Initiative (TRI) marked our response to this tragedy that befell Sri Lanka and its people.

Within 24 hours of the Tsunami, the John Keells Group initiated a Board meeting at the highest operational level to discuss how the Group can partner the Government's efforts and contribute to the many Communities affected by the national disaster. The decision was to form the Tide Relief Initiative (TRI) which is headed by Group Board Director Sumithra Gunesekera who reports directly to the Chairman and Board of John Keells Holdings Limited.

The John Keells Group's TRI Task Force is the cross-functional team that steers and focuses the Group's tsunami relief activities. The TRI Task Force includes manufacturing, IT, sales & distribution, security, legal and communications personnel whose collective expertise is required to respond rapidly and with well-coordinated effort to the national disaster.

With an initial deposit of Rs. 10.0 million from the Group, the Task Force established the TRI Fund with Deutsche Bank (A/c No. 4721 00 6 and named JKHL – TRIP). The TRI Fund as well as TRI donations are audited independently, in keeping with John Keells' best practice and commitment to transparency.

As at 31 March 2005 a sum of Rs. 22 million had been channeled through the TRI Fund to help relieve the pain of affected persons and communities. Donations continue to pour in, aided by a dedicated payment gateway on our corporate website www.keells.com. The total value of TRI initiatives undertaken by the Group and its Partners in cash and relief supplies-amounted to Rs. 107 million.

Over 250 Employees volunteered to the TRI Volunteer Corps within 24 hours of its formation and have readily extended their services in the collection, packing, transport and distribution of aid as well as in TRI administrative work.

TRI also took the initiative to professionally train 50 Volunteer Employees in Trauma Management so that they may, when called upon to do so, impart effective psychosocial support to affected persons.

Within a day of the disaster, TRI mobilised to collect and distribute urgent relief items which included food, bottled water, medicine, and tents. The relief items were sent to relief centres and camps in Ampara, Ambalangoda, Batticaloa, Galle, Hambantota, Hikkaduwa, Jaffna, Kilinochchi, Mullaitivu, and Trincomalee. All our business locations were converted to relief supplies collection centres – the Keells Super supermarkets alone collected a vast quantity of donations from customers and dispatched these to those left homeless. TRI also donated 25 water tanks to affected areas via the local NGO Sarvodaya.



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John Keells Holdings has lent its strength and expertise in the Logistics Sector to the nation by committing itself to handling logistics operations relating to relief cargo arriving at the Port of Colombo and at the Bandaranaike International Airport. The International Finance Corporation (IFC) is also supporting this initiative, which is expected to last for six months. The operation involves over 50 dedicated staff working on a 24-hour roster.

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The foreign Business Partners of the John Keells Group were unanimous in their generous response to the disaster. Responding to our communications, the John Keells Group's network of foreign Partners contributed funds and relief items worth over Rs. 70 million to the Tsunami Relief effort.

IFC - The International Finance Corporation (IFC), the private sector arm of the World Bank was a primary partner in relief activities carried out by the Tide Relief Initiative. The IFC readily responded within hours of the disaster and pledged to match each of our contributions towards the chosen projects. They thus shared 50% of the cost of projects such as the Colombo Port and Bandaranaike International Airport programmes, the Mahamodera and Karapitiya Hospitals projects, the Hikkaduwa Camp project and the Tool of Trade project in Moratuwa.

DHL - donated Rs. 37 Million worth of essential goods. The medical supplies, dry rations, tents, ready-to-eat food cans, water and other essential goods came from DHL offices in the Middle East, Singapore, and Germany. The Staff of DHL Keells personally distributed the relief items to affected persons in Batticaloa and Ampara. DHL, together with John Keells, operates DHL Keells (Pvt) Ltd in Sri Lanka.

SCHENKER - Schenker International's humanitarian response consisted of relief items worth Rs. 30 million, which continue to be distributed to relief centres across the devastated districts. Schenker chartered two aircrafts aboard which the items were delivered to Sri Lanka, personally accompanied by Schenker officials, in a logistical operation costing over Rs. 50 million. Schenker is also focusing on long-term involvement with the rehabilitation effort and is considering prospective projects in partnership with John Keells' TRI, which will be the local custodian of the projects. Schenker International is represented in Sri Lanka by Mack International Freight, the freight-forwarding arm of the John Keells Group.

JET AIRWAYS - made a contribution of Rs. 5 million to the President's Fund for Tsunami Relief Efforts. The cheque was handed over to President Chandrika Bandaranaike Kumaratunga at the President's House, Colombo by Jet Airways' Executive Vice President, Lt. Gen (Retd.) Inder Varma. Jet Airways is represented in Sri Lanka by the John Keells Airlines division.



P&O NEDLLOYD - made a cash donation of Rs. 1 million through their Regional Office in India and will, on an ongoing basis, undertake the sponsorship of secondary education for children in partnership with John Keells. P&O together with John Keells operates P&O Nedlloyd Keells in Sri Lanka.

ORGANISATION OF SPORTS DEVELOPMENT & PERFORMANCE OF FRANCE - joined hands with Walkers Tours to organise a French marathon tour under the theme "Rebuilding Sri Lanka" to raise funds for rebuilding activities in tsunami ravaged areas. The marathon, featuring over sixty marathon specialists, was held between 21st of February and the 2nd of March.

OUR LONG TERM COMMITMENT TO REHABILITATION AND RECONSTRUCTION

The John Keells Group is dedicated to the reconstruction of Sri Lanka. The TRI Task Force is currently in the process of mapping out John Keells' role in the drive to rebuild the lives, livelihoods, and communities affected by the ravages of the sea. The Company's participation in this process will be meaningful and long term. The projects we support must essentially be viable and consequential, and should address sincere needs, while those individuals and organisations that we collaborate with are required to meet our stringent standards of professionalism, ethical practice, and accountability. Nominated members of the TRI Task Force will personally visit and investigate each proposed project in order to substantiate its authenticity and scope. Outlined here are some projects that the TRI has undertaken, or is in the process of finalising its engagement in.

Constructing homes - With the Tsunami disaster leaving thousands of families homeless and displaced, and forced to seek temporary shelter, the immediate need in the process of rebuilding these shattered lives is the provision of permanent homes. It is the intention of the John Keells Group to provide permanent housing to families by constructing houses in the affected areas in the North-East, East, South-West, and South of the island. The first batch of 250 houses is scheduled to be built in Rathgama, Galle, with assistance from a private donor and in collaboration with the Urban Development Authority, local government, and the local NGO Sarvodaya movement. Each house is estimated to cost around Rs. 400,000 and will span a floor area of 360 Sq. Feet.



Healthcare - TRI assisted in providing the infrastructure, including the foundation and sanitation facilities, to set up a maternity and gynaecology field hospital at the Mahamodera Hospital premises and a maternity and gynaecology field clinic at the Karapitiya Medical Faculty, both in the Galle District of the Southern Province. The cost of the project was Rs 4.5 million. The field hospital and field clinic were donated by donors in Sweden and the United Kingdom respectively. They provide much needed medical care to the people of Galle, where the 434-bed Teaching Hospital in Mahamodera, a tertiary care maternity and gynaecology facility, was completely destroyed. TRI also provided sanitation and water facilities for six (6) relief shelters in Hikkaduwa. The facilities funded and constructed by John Keells include 14 toilets, 18 shower rooms, 9 water tanks and 2 water pumps.

Providing Economic Security - Breadwinners like fishermen, fishmongers, carpenters, produce-sellers and taxi drivers living along the coast have been affected by the Tsunami, and now face the daunting prospect of providing for their families despite the loss of their tools of trade. TRI is supported a tools-of-trade and job placement project for those affected in the towns of Moratuwa and Panadura in the Western Province. Under this program, fruit sellers, fishmongers, and carpenters were given tools-of-trade like weighing scales and saws, so that they may resume their normal lives as breadwinners of their families.

Supporting Education of Children - TRI supported 39 school children of Balapitiya by providing them with books, stationery, uniforms, shoes, and water. The goal was to get these children to attend school as soon as possible, which would restore some normalcy to their lives.

The John Keells Group will continue to focus on projects such as these,
which would indeed Touch the Lives of People.



■ Chartered Accountants
201 De Saram Place
P. O. Box 101
Colombo 10
Sri Lanka

■ Telephone : (0) 11 2463500
Fax Gen : (0) 11 2697369
Tax : (0) 11 5578180
E-Mail : eysl@lk.ey.com

WRHF/KSHG/TSW
REPORT OF FACTUAL FINDINGS
TO THE BOARD OF DIRECTORS OF JOHN KEELLS HOLDINGS LIMITED

We have performed the procedures enumerated below with respect to the contents included in Pages 16, 28, 48 and 54 of the Key Initiatives Sections of the Sustainability Report of John Keells Holdings Limited for 2004/2005. Our engagement was undertaken in accordance with Sri Lanka Auditing Practice Statement applicable to agreed upon procedures engagements. The procedures were performed solely to assist you in evaluating the validity of the above mentioned Key Initiatives and are summarized below;

1. Obtaining details pertaining to Key Initiatives from the Management of John Keells Holdings Limited and its Subsidiaries.
2. Discussing with the Management the current status of such activities and obtaining an understanding of such Initiatives undertaken
3. Discussing with the relevant personnel the existence of the systems and procedures currently adopted under each initiative.
4. Interviewing key officials who are responsible for the execution/implementation of such Key Initiatives, with a view to obtain an understanding of their execution and implementation.
5. Obtaining a sample of data and information from Neighborhood Development Project, Water and Sanitation Project for 100 schools, English scholarship Programme and 1000 Cataract Operations Project, and observing compliance with selection criteria.
6. Interviewing a sample of beneficiaries of Micro Entrepreneur Projects, Ginger, Treacle and Cashewnut Farming Projects and Extension Services to Tea Smallholders, to understand the benefits enjoyed through the implementation of Key Initiatives undertaken.

We report our findings below;

a) With respect to item 1 we were able obtain relevant information and details from the Management of John Keells Holdings Limited and its Subsidiaries.
b) With respect to item 2 we were able to conduct discussions on the Key Initiatives undertaken with the Management where necessary.
c) With respect to item 3 we were able to observe the existence of systems and procedures.
d) With respect to item 4 we were able to interview key officials who are responsible for the execution/implementation of the Initiatives.
e) With respect to item 5 we were able to observe a sample of data and information with respect to systems and procedures initiated for selection criteria.
f) With respect to item 6 we were able to understand through interviews with beneficiaries the benefits enjoyed through the implementation of Key Initiatives undertaken.

Because the above procedures do not constitute either an audit or a review made in accordance with Sri Lanka Auditing Standards, we do not express any assurance on the contents included in Pages 16, 28, 48 and 54 of the Key Initiatives Sections of the Sustainability Report of John Keells Holdings Limited for 2004/2005.

Had we performed additional procedures or had we performed an audit or review of the above mentioned Key Initiatives in accordance with Sri Lanka Auditing Standards, other matters might have come to our attention that would have been reported to you.

Our report is solely for the purpose set forth in the first paragraph of this report and for your information and is not to be used for any other purpose. This report relates only to the Key Initiative Sections specified above and does not extend to any other contents of the Sustainability Report of John Keells Holdings Limited for 2004/2005, taken as a whole.

May 16, 2005
Colombo

KEY AREAS OF FOCUS- 2005 onwards

We will continue with the three main drivers on the social platform as illustrated in our CSR vision : Education, Health and Environment, while laying even more emphasis on developing and uplifting the fundamental cornerstones of our relationships with other Stakeholder groups. We will also strive to create a milieu that is conducive towards the development of the Community and Nation at large with more awareness on the preservation and conservation of the Environment.

ECONOMIC

- We will continue to create wealth for our Shareholders by running our business profitably
- We will build upon our existing relationships and assist in improving the lifestyles of our valued Business Partners and Employees
- **Adopt a Village:** One of our immediate plans is to extend the small Supplier development programme to enfold an entire village in a rural area of Sri Lanka working on the philosophy of long term Sustainability. This will entail JKH using its resources to adopt and develop the village, enhancing the agricultural practices already in existence. Through advanced technology and eco-friendly practices which will be infused by experts and specialists in specific agricultural crops, JKH will purchase the entire produce of the village, thus giving the farmers and families of the village a guaranteed avenue of income.

JKH Foundation

The initial groundwork has been laid for the establishment of the John Keells Foundation, detailed in the earlier part of this report. We await registration of the Foundation within the course of the coming year and aim to begin work through the Foundation as soon as registration is complete.

Education

- With English proficiency continuing to be abysmal among the youth of Sri Lanka today, affecting their chances of lucrative and appropriate employment opportunities, JKH will continue with its **English proficiency programmes** in partnership with Gateway. The structured programmes are aimed at persuading teenagers to enjoy learning English, while becoming proficient to obtain gainful employment in future. The scholars selected are a mix from the Communities in which we operate and from our Employees' children. The short term goal of the six month programme is to propagate English through temples, churches and other Community centres around the Country to as wide an audience as possible. The long term goal of the two year Edexcel Diploma qualification is to give bright young students the vital stepping stone of English Proficiency in order to further their future career aspirations, an opportunity they may not have otherwise had due to economic and other concerns.

Health

- Continuing **JKH's Vision 20/20** initiative of completing the 1,000 cataract operation programme
- **Countering the Challenge of HIV:** AIDS is one of the biggest and most widespread global scourges ever to touch mankind. JKH takes on the mantle of joining national health institutions, NGOs and chamber organisations to embark on a preventive three year awareness programme on HIV.
- Phase I will initially work on creating awareness internally among Employees and Stakeholders, starting next year.
- Phase II will be where JKH will work with schools and the Community on creating awareness about the disease and preventive measures. This will include a widespread mass media campaign islandwide using all available media.

ENVIRONMENT

- **Encourage and initiate environmentally friendly practices** among all our suppliers and distributors wherever practical. Agricultural Partners specifically will be educated and persuaded to be more environmentally friendly in their processes
- **Development of an Eco-Friendly Park:** With the objective of creating oneness with nature, fauna and flora for the children, youth and adults of Sri Lanka, a long term plan of the Group is to develop an eco-friendly park. Visitors will be able to observe birds and animals in their natural habitat and appreciate the need for man to preserve and conserve the Environment in order for both man and beast to live in harmony for their own preservation. Educational awareness programmes will also be conducted for visitors. The park is being established on the rudiments of a similar park in Botswana, which has been a highly successful exercise in eco-conservation.
- **EHS Audit:** As detailed earlier in this report, the EHS Audit covering all our companies has been completed. We will now begin to implement the recommendations contained within the report in order to make John Keells a safer and more environmentally friendly workplace.

Notes

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